As confidentially submitted to the Securities and Exchange Commission on May 1, 2026.
This draft registration statement has not been publicly filed with the Securities and
Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

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SeeQC, Inc.
(Exact name of registrant as specified in its charter)

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Delaware	7374	82-5117037
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

150 Clearbrook Road
Suite 170
Elmsford, New York 10523
(    )    -
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

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John Levy
150 Clearbrook Road
Suite 170
Elmsford, New York 10523
(    )    -
(Name, address, including zip code, and telephone number, including area code, of agent for service)

___________________________________

Copies to:

Stephen P. Alicanti DLA Piper LLP (US) 1251 Avenue of the Americas New York, New York 10020 (212) 335-4500	Matthew Bernstein Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas, 11th Floor New York, New York 10105 (212) 370-1300

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Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED            , 2026

            Shares

SeeQC, Inc.

Common Stock

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This is the initial public offering of our common stock, par value $0.0001 per share (“common stock”). We are offering            shares of our common stock. We currently expect that the initial public offering price will be between $            and $            per share of our common stock. Prior to this offering, there has been no public market for our common stock. We intend to apply to list our common stock on the Nasdaq Global Market (“Nasdaq”) under the symbol “SEQC,” and this offering is contingent upon obtaining approval of such listing.

We are an “emerging growth company” and a “smaller reporting company” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements in future reports after the closing of this offering. See the section titled “Prospectus Summary — Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

This offering is being conducted in connection with the closing of the merger by and among us, Allegro Merger Corp., a Delaware corporation, and SEEQC Merger Sub, Inc., a Delaware corporation and our wholly owned subsidiary. The registration statement of which this prospectus forms a part is expected to become effective simultaneously with, or shortly following the consummation of the merger.

Investing in our common stock involves risks. See the section titled “Risk Factors” beginning on page 19 of this prospectus to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us(1)	$	$

____________

(1)      The proceeds, before expenses, to us presented in this table do not give effect to any exercise by the underwriters of the option we have granted to the underwriters to purchase additional shares of our common stock from us as described below.

We have granted the underwriters an option to purchase up to            additional shares of our common stock from us at the public offering price, less underwriting discounts and commissions, for a period of 30 days from the date of this prospectus to cover over-allotments, if any.

Delivery of the shares of our common stock is expected on or about            , 2026.

Joint Bookrunning Managers

Cantor	BTIG

Prospectus dated            , 2026.

EXPLANATORY NOTE

SeeQC, Inc. is a party to an Agreement and Plan of Merger by and among SeeQC, Inc., Allegro Merger Corp., a Delaware corporation, and SEEQC Merger Sub, Inc., a Delaware corporation and our wholly owned subsidiary (the “Merger Agreement”). The merger contemplated by the Merger Agreement is expected to close substantially concurrently with this offering on            , 2026. As contemplated by the Merger Agreement, Allegro Merger Corp. will merge with and into SEEQC Merger Sub, Inc. and become a wholly-owned subsidiary of SeeQC, Inc.

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses by or on behalf of us. Neither we nor the underwriters take any responsibility for, and cannot provide any assurance as to the reliability of, any other information that others may provide you. The information contained in this prospectus or in any applicable free writing prospectus is accurate only as of the date of this prospectus or such free writing prospectus, as applicable, regardless of the time of delivery of this prospectus or any such free writing prospectus or of any sale of the securities offered hereby. Our business, operating results, financial condition and prospects may have changed since that date.

This prospectus is an offer to sell only the securities offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. Neither we nor any of the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons who have come into possession of this prospectus in a jurisdiction outside the United States are required to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

i

BASIS OF PRESENTATION

As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” the “Company,” “SEEQC” and similar references refer to SeeQC, Inc. together with its subsidiaries.

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Our fiscal year ends on December 31 of each year. References to fiscal 2025 and 2024 are references to the years ended December 31, 2025 and 2024, respectively. Our most recent fiscal year ended on December 31, 2025.

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements included elsewhere in this prospectus. Certain other amounts that appear in this prospectus may not sum due to rounding.

TRADEMARKS

This prospectus contains references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. Before investing in our common stock, you should read this entire prospectus carefully, especially the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

Overview

Our vision

Our vision is to unlock the full potential of quantum computing by enabling scalable, commercially viable quantum systems. We believe the path to scale will mirror classical computing, with enabling technologies spanning foundry, chips, firmware and software. Our superconducting foundry, chip, firmware and software capabilities position us to help customers develop and validate the architectures needed to bring quantum systems to market.

SEEQC-Enabled Fully Integrated Multi-chip Quantum Module:

SEEQC’s Multi-chip Module With Scalable Architecture:

Our Approach

SEEQC was established to address what we believe is a fundamental barrier to realizing quantum computing’s commercial potential: the development of a fully integrated, chip-based architecture capable of delivering scalable, fault-tolerant quantum operations. We believe the path to commercial quantum computing depends not only on advances in qubits, but also on the surrounding system infrastructure that enables control, readout and integration with classical compute environments. Our chip-based solutions are designed to serve as a digital infrastructure layer within the quantum computing value chain, enabling quantum hardware developers and integrators to advance their systems toward scalable, fault-tolerant architectures. We pursue this role by working across the quantum computing ecosystem with hardware developers, integrators, advanced computing partners, manufacturing collaborators and government-supported programs. Although our initial commercial focus is on superconducting systems, our platform is agnostic to quantum modality at the infrastructure layer and to support developers across architectures as system requirements mature.

SEEQC was formed in 2019 through a transfer of assets from Hypres, Inc., a superconducting electronics company founded in 1983 by members of IBM’s superconducting computing project organization. Through this transfer of assets, we inherited deep expertise in superconducting digital circuit design, fabrication and cryogenic testing and system integration that continues to inform our technology platform today. This heritage underpins our work across digital control, readout and hybrid quantum-classical workflow integration and provides an important foundation for the development of our current technologies.

We believe the next phase of quantum computing will be shaped by hybrid classical-quantum workflows, in which quantum processors and classical compute resources operate together through repeated cycles of computation, measurement, decoding and feedback. Similar to the role integrated chips played in scaling classical computers, we believe digital, chip-based integration of key quantum system functions will be an important enabler of these workflows and of scalable quantum computing more broadly. We focus on the classical-quantum interface layer, where digital control, readout and near real-time error-correction technologies support the movement of data and instructions between quantum and classical systems. Our digital control and readout chips are designed to replace the analog or mixed-signal electronics used in most quantum computers today with a fully digital architecture optimized for scale, energy efficiency and cost. While our initial commercial focus is on superconducting-based quantum systems, the architectural principles underlying our digital cryogenic control, readout and integration technologies are designed to be applicable, in whole or in part, across multiple qubit modalities such as semiconductor spin qubits, photonic qubits, and others.

Our platform is built on superconducting highly energy-efficient Single Flux Quantum (“SFQ”) digital logic supported by cryogenic Complementary Metal-Oxide-Semiconductor (“CMOS”) technologies. This architecture is designed to operate at ultra-low power at millikelvin temperatures, enabling close proximity between digital control chips and qubits at the coldest stage of the quantum system while reducing thermal load, wiring complexity and cooling requirements as systems scale. By replacing room-temperature analog control chains with superconducting chip-based digital circuitry located closer to the qubits, our architecture is also designed to reduce the size, component count and overall complexity of the control stack relative to conventional analog systems. We believe this more compact and integrated architecture can improve system efficiency and support more scalable quantum system designs. We are developing and integrating supporting cryogenic CMOS technologies and associated room-temperature electronics as part of a broader control and interface solution. We combine SFQ and CMOS-based architectures to leverage the complementary strengths of each technology, using high-speed, low-latency, and energy-efficient SFQ logic together with the programmability, memory, and robust operational capabilities of CMOS and cryoCMOS. In addition to supporting fault-tolerant operation, our quantum-classical interfacing solutions are designed to enable tightly coupled integration between quantum processing units (“QPUs”) and classical compute resources, including graphics processing units (“GPUs”), which we believe may support emerging workloads such as artificial intelligence (“AI”) for quantum computing and quantum computing for AI.

SEEQC’s Architecture Reduces Size, Component Count and Complexity:

Our approach is defined by the following core attributes:

•        Focus on the Infrastructure Layer.    We focus on the digital infrastructure layer of the quantum computing stack, which we believe will become increasingly important as systems move toward larger, error-corrected fault-tolerant architectures.

•        Designed for Scalable Integration.    We enable scaling by integrating control, readout, multiplexing and selected digital processing and quantum-classical interface functions directly on-chip.

•        Built for Hybrid Quantum-Classical Workflows.    Our platform is designed to support low-latency coordination between quantum processors and classical compute resources, including GPU-accelerated systems.

•        Power-Efficiency at the Core.    Our SFQ-based architecture is designed to operate at nanowatt-scale dissipation within the millikelvin stage of the system. This power will be further decreased to sub-nanowatt level with our next generation of SFQ logic. We believe this ultra-low power profile will become increasingly important as qubit counts rise and power and cooling constraints become critical to commercial deployment.

•        Owned and Vertically Integrated Superconducting Foundry.    We operate an in-house superconducting foundry that supports fabrication, rapid iteration and tighter integration across all stages of development and manufacturing.

•        Strategically Validated Ecosystem Relationships.    We work with quantum system developers, technology companies and government-supported programs that help validate our technologies and support broader ecosystem relevance.

The Quantum Computing Market Opportunity and Industry Dynamics

Quantum Computing is at An Inflection Point Today

Quantum computing is at an inflection point as the industry moves beyond early proof-of-concept systems toward larger, more integrated architectures designed to support commercially relevant applications. This shift is being driven by increasing investment from commercial enterprises, governments and both public and private capital providers, as well as by greater focus on fault tolerance, system reliability and practical deployment. According to McKinsey’s Quantum Technology Monitor 2026, the quantum computing market size (estimated by adding investments, revenues and internal funding from technology developers such as Google, IBM, AWS and Intel) was approximately $15 billion in 2025 and is projected to reach $25 to $34 billion by 2030 as fault-tolerant systems are deployed at scale. McKinsey estimates that by 2040 the broader quantum computing market could reach approximately $77 to $148 billion, with economic value creation across industries potentially reaching $1.3 to $2.7 trillion by 2035. In an updated analysis titled, The Long-Term Forecast for Quantum Computing Still Looks Bright, Boston Consulting Group (“BCG”) reaffirmed its projection that the market for quantum computing hardware and software providers would be between $90 to $170 billion by 2040, with economic value creation from quantum computing reaching $450 to $850 billion. In 2025, total funding into quantum technology start-ups was $12.6 billion, up 6.3x from $2.0 billion in 2024. This surge in funding is fueling the advancement of quantum technologies from research programs toward commercial deployment.

Government support is also reinforcing the view that quantum computing is moving from research toward strategic deployment. In the United States, the National Quantum Initiative framework, the Department of Energy’s National Quantum Information Science Research Centers, National Science Foundation infrastructure efforts and the Defense Advanced Research Projects Agency’s (“DARPA”) benchmarking programs are intended not only to support research, but also to validate technology pathways, strengthen domestic quantum capabilities and shape the infrastructure needed for commercialization. Similar national strategies are also underway in Europe and the United Kingdom. In the UK, the National Quantum Strategy committed £2.5 billion over ten years beginning in 2024, and in March 2026 the UK announced a further package worth up to £2 billion to support large-scale quantum computing deployment and strengthen national capabilities. The UK has also established the National Quantum Computing Centre (the “NQCC”) to support national quantum programs and infrastructure development. We are collaborating with the NQCC through our Cross-Qubit Scaling Platform hosted at the NQCC, which is intended to help validate our infrastructure technologies for scaling across different qubit platforms. Together with our activities related to DARPA’s Quantum Benchmarking Initiative (“QBI”), these engagements highlight the Company’s participation in major U.S. and UK quantum validation efforts. Many quantum computing developers today continue to operate across a broad portion of the stack, from qubit development and control infrastructure through software and, in some cases, application-layer tools. We believe this degree of vertical integration reflects the current stage of industry development, in which a dependable, modular and mature supply chain has not yet fully emerged. As a result, system developers often continue to build or tightly control critical enabling technologies internally, particularly in areas such as control, readout, cryogenic packaging and system integration. We believe this industry structure highlights both the relative immaturity of the market and the opportunity for specialized infrastructure providers that can help support a more scalable and dependable quantum supply chain over time.

Industry roadmaps across quantum computing modalities are increasingly focused on milestones that directly reflect progress toward practical use cases, commercially relevant system performance and scalable deployment, rather than on physical qubit counts alone. This shift reflects continued technical progress and a broader move from laboratory-scale demonstrations toward architectures intended to support fault tolerance, system utility and real-world applications later this decade and into the early 2030s. As a result, the industry is increasingly being judged not only on technical advancement, but also on its ability to deliver larger, more scalable, more reliable and more deployable systems over time. Superconducting quantum systems remain a major focus of current commercial activity. They represent one of the largest and most active segments of the quantum computing ecosystem, with many of the world’s leading technology companies, including IBM, Google, Amazon and Microsoft, pursuing cryogenic, superconductor-enabled platforms. Although the industry continues to explore multiple modalities, this concentration of technical effort, capital and deployment activity reflects the view that superconducting systems currently offer one of the most credible and active paths toward scaled quantum computing, particularly in the near to medium term.

That progression is also visible in selected public roadmaps from leading industry participants. IBM has stated that its roadmap targets Starling, its first fault-tolerant system, in 2029 and quantum-centric supercomputers with thousands of logical qubits beyond 2033, while Google has described a roadmap that progressed from beyond-classical quantum computation in 2019 to a quantum error-correction prototype in 2023 and below-threshold error correction with Willow in 2024, with a long-lived logical qubit identified as its next milestone. DARPA’s Quantum Benchmarking Initiative is similarly focused on whether competing approaches can achieve utility-scale performance by 2033. These roadmap signals suggest that the path to commercialization is becoming more defined, and we believe SEEQC is positioned to integrate with developers’ roadmaps because our technologies address the control, readout and quantum-classical interface requirements that become increasingly important as systems advance toward larger, error-corrected architectures.

Current Quantum Development Roadmap:

Computation is becoming more difficult to scale from both a system and an energy perspective. The International Energy Agency estimates that global data center electricity consumption was about 415 terawatt-hours in 2024 and is expected to more than double to around 945 terawatt-hours by 2030, with AI as the principal driver of that growth. In the United States, data centers are projected to account for nearly half of electricity demand growth through 2030. The expansion of AI training and inference workloads has heightened focus on overall energy consumption, power density, latency, thermal management and the cost of scaling advanced computing systems. At the same time, fault-tolerant quantum computing introduces its own energy consumption and scaling pressures tied to control electronics, readout systems, interconnect density and cryogenic operation. As qubit counts increase, the energy required to control and measure qubits using racks of room-temperature electronics can become a structural constraint on the economic viability of large-scale systems.

Architectural efficiency, tighter system integration and more specialized processor coordination are becoming increasingly important across next-generation computing platforms. We believe the long-term opportunity is not only to scale AI and quantum independently, but also to enable them to work together more efficiently through hybrid classical-quantum workflows, in which quantum and classical systems interact through iterative cycles of computation, measurement, decoding and feedback. As both AI and quantum continue to scale, technologies that reduce control overhead, improve energy efficiency and strengthen coordination across computing layers are likely to become increasingly important.

These trends create a compelling opportunity for infrastructure innovation. Conventional superconducting quantum systems continue to rely heavily on room-temperature analog control and readout chains that require extensive cabling, filtering, attenuation and pre-distortion before signals reach the qubits, as well as multi-stage amplification and extensive isolation for qubit readout data. As systems scale, these analog paths become more susceptible to crosstalk, signal drift, waveform distortion, noise, latency and thermal burden, while also increasing system cost and complexity. More broadly, across modalities, the recurring issues are increasingly control, readout, integration, feedback and power efficiency. We believe this is where SEEQC is a differentiator. Our technologies are designed to address the infrastructure layer of quantum computing through highly energy-efficient digital, cryogenic-native control, readout, multiplexing and hybrid quantum-classical workflow integration. As the industry moves toward larger, error-corrected architectures and more hybrid classical-quantum workflows, we believe digital cryogenic infrastructure will become an increasingly important enabler of commercial viability.

Approaches and Modalities — Advantages and Challenges

Quantum computing is being pursued across a range of physical technologies to implement qubits, including superconducting circuits, trapped ions, neutral atoms, photonic systems, solid-state spins, and emerging approaches. These modalities differ in how qubits are realized, controlled, and measured, and each presents distinct technical advantages and scaling challenges. While progress continues across these architectures, no single modality has yet demonstrated a definitive path to large-scale, fault-tolerant quantum computing capable of sustained commercial deployment. Today, systems across these modalities have been deployed in research institutions, government laboratories, and commercial cloud-accessible and on-premises environments, reflecting a transition from isolated laboratory prototypes to broader fielded infrastructure.

The quantum computing landscape is increasingly organized around modality-specific technology stacks and the providers building them. Superconducting systems are being advanced by companies such as IBM, Google, Rigetti and IQM, which emphasize chip-based architectures, fast gate speeds and integration with broader computing infrastructure. Trapped-ion systems are being pursued by providers such as Quantinuum and IonQ, which emphasize long coherence times, high-fidelity operations and flexible qubit connectivity. Neutral-atom systems are being advanced by companies such as QuEra and Atom Computing, which emphasize large, highly connected qubit arrays, while photonic approaches are being pursued by companies such as PsiQuantum and Xanadu, which emphasize silicon photonics and leverage of existing semiconductor manufacturing infrastructure. Other approaches, including topological architectures, are also being pursued, including by Microsoft, which has described a roadmap based on topological qubits and measurement-driven quantum computing. Together, these participants illustrate that the market is not converging around a single technical architecture, but instead remains a competition among distinct hardware, control and systems integration approaches.

Key Quantum System Providers by Modality:

Quantum computing technologies are being developed across multiple modalities, including superconducting circuits, trapped ions, photonic systems, neutral atoms and silicon spin qubits. Each modality offers a different profile across key performance dimensions. These include gate speed, coherence time, qubit connectivity, physical scalability, error-correction overhead and latency, and cryogenic requirements. Among these modalities, superconducting systems currently represent the most commercially advanced and most visibly deployed segment of the market, with selected public disclosures indicating that companies such as IBM, Rigetti and IQM account for some of the largest publicly identified system footprints today, and with Google also among the leading superconducting developers by technical progress and commercial activity. Superconducting systems are often viewed as attractive because they combine fast gate speeds with relatively advanced commercial deployment, but they typically have shorter coherence times, lower connectivity and significant cryogenic and wiring requirements. Trapped-ion systems are generally associated with higher fidelity, long coherence times and strong connectivity, but can face tradeoffs in gate speed and physical scalability. Neutral-atom architectures have shown promise in connectivity and physical scalability, while photonic systems are often viewed as attractive for connectivity, routing flexibility and lower cryogenic burden, although both remain earlier in commercial maturity. Silicon spin approaches are often viewed as promising because of their small device size, semiconductor manufacturing compatibility and potential physical scalability, but remain earlier in development and continue to face challenges in control, readout and system integration.

Fault-tolerant quantum computing has not yet been achieved at commercially relevant scale in any modality. Although meaningful progress has been made across superconducting, trapped ion, photonic, neutral-atom and other architectures, no approach has yet demonstrated the combination of reliability, duration and scale required to support large-scale logical qubit operation and sustained commercial workloads. Fault tolerance remains a critical industry milestone because it would enable quantum systems to perform long-duration computations through continuous error detection and correction. Reaching that milestone requires not only continued improvement at the qubit level, but also significant advances in the surrounding control, readout and decoding layers that must operate together with sufficient speed, precision and efficiency.

Quantum computing systems are organized across multiple layers, including the quantum processor, the control and readout infrastructure, the quantum-classical interface, the classical compute layer and the application layer. As companies pursue fault-tolerant architectures, bottlenecks are increasingly emerging across this stack rather than solely at the qubit layer. Quantum error correction depends on repeated cycles of measurement, classical decoding and conditional feedback, which place growing demands on low-latency feedback, control, high-throughput readout, deterministic quantum-classical coordination and energy-efficient operation. In conventional architectures, many of these functions continue to rely on slow room-temperature analog control and readout infrastructure, which can introduce complexity, thermal burden, latency and scaling constraints as systems grow. As a result, even though modalities differ in their physical implementation, they are increasingly converging around the same system-level bottlenecks in control, readout, decoding, integration and power efficiency.

Illustrative Quantum Stack Today:

Applications / AI / HPC
Classical Processing
(Decoders)
Control / Readout Infrastructure
Bottleneck Layer
Qubit Layer

We believe SEEQC is positioned to help address these bottlenecks by operating at the digital control and quantum-classical interface layer of the stack. Our technologies are intended to support scalable control and multiplexing, fast readout and reset, hybrid classical-quantum workflows, real-time error correction and improved power and thermal efficiency. We believe these capabilities can help reduce the infrastructure burden associated with scaling quantum systems and support the transition from laboratory-scale architectures toward larger fault-tolerant and commercially viable quantum computing systems.

SEEQC: A Differentiated Platform for Scalable Quantum Infrastructure

Technology Differentiation

Our strategy is to enable the scalable deployment of quantum computing by addressing the system-level infrastructure constraints that limit performance, energy efficiency, and fault tolerance. SEEQC operates in the digital infrastructure layer of the quantum computing stack, positioned between the quantum processor and classical-compute environments. While our initial commercial focus is on superconducting-based quantum systems, the architectural principles underlying our digital cryogenic control, readout, and integration technologies are designed to be applicable across multiple qubit modalities. As all types of quantum systems grow in qubit count and complexity, this interface layer increasingly determines system scalability, power efficiency, and the feasibility of real-time error correction. We focus on modernizing this layer through ultra-low power, fast digital, cryogenic-native control and integration of chip-based technologies designed to support commercially viable quantum system architectures.

SEEQC GPU-QPU Direct Digital Interface:

Scalable fault-tolerant quantum computing requires infrastructure capable of sustaining near real-time error correction as systems expand. Error correction depends on ultra-low-latency feedback between quantum and classical systems, stable and repeatable signal control and readout with sufficient fidelities, efficient throughput and energy-efficient operation within cryogenic environments where cooling capacity is inherently limited. As quantum processors scale, the energy required to control and readout qubits can become a fundamental constraint, making power efficiency essential to realistic deployment of large scale quantum data centers. Our superconducting digital architecture is designed to minimize power dissipation, reduce signal interference, streamline system integration, and reduce both capital expenditures and operating costs, enabling quantum systems to grow without proportional increases in hardware complexity or energy consumption. This approach reflects a historically proven model observed in classical computing, where the transition from vacuum tube-based systems to solid state integrated semiconductor architectures enabled scalable, reliable, and commercially viable platforms.

A defining feature of our architecture is the integration of digital control, readout, multiplexing and interface electronics with qubits in the cryogenic environment. In conventional architectures, control and readout electronics are positioned at room temperature and connected to qubits through long coaxial cables, attenuators, filters, isolators and amplifiers distributed across multiple cryogenic stages. As qubit counts increase, this separation can introduce wiring density constraints, increased thermal load, analog waveform distortion and greater calibration complexity due to signal drift and crosstalk. Our system-on-chip and multi-chip module architecture is designed to integrate SFQ-based control and readout chiplets directly alongside quantum processor chiplets, reducing reliance on long microwave signal paths and intermediate analog conditioning stages.

Our approach is defined by the following core differentiators:

•        Native Cryogenic Infrastructure-Layer Architecture:    Our platform is designed to replace conventional room-temperature analog control and readout chains with superconducting SFQ digital circuitry operating natively from 4K down to millikelvin cryogenic temperatures. Because SFQ circuits encode information as quantized magnetic flux pulses, signal generation is inherently digital and deterministic, with precise timing and reduced susceptibility to drift, distortion and instability. We believe this architecture can significantly reduce wiring density, thermal load and calibration overhead as systems scale.

•        Integrated Digital Readout, Control, and Multiplexing:    We are working toward integrating qubit control, measurement, multiplexing and selected quantum-classical interface functions directly on-chip. Our Josephson Digital Phase Detector (JDPD)-based readout digitizes qubit measurement signals directly within the cryogenic environment, proximal to qubits, and is designed to reduce reliance on extended analog microwave amplification chains and high-bandwidth analog data movement. Our digital control architecture uses digitally synthesized SFQ pulse sequences generated at cryogenic temperatures, which we believe can reduce distortion, jitter and temperature-dependent variability associated with analog waveform generation. Our digital multiplexing architecture routes multiple control or readout signals through a reduced number of physical interconnects using on-chip programmable routing and serialization, allowing more qubits to be managed without proportional increases in system hardware complexity, wiring count, or cost.

•        Cryogenic System Integration:    A defining feature of our architecture is the integration of digital control, readout, multiplexing and interface electronics with qubits in the cryogenic environment. In conventional architectures, these functions are performed using room-temperature electronics connected through long coaxial cables, attenuators, filters, isolators and amplifiers distributed across multiple cryogenic stages. We believe our system-on-chip and multi-chip module architecture, which is designed to place SFQ-based control and readout chiplets directly alongside quantum processor chiplets, can reduce latency, minimize signal distortion, lower interconnect density and improve overall system determinism. In addition, we are developing complementary cryogenic CMOS technologies and associated room-temperature electronics to support a broader control and interface solution. We combine SFQ and CMOS-based architectures to leverage the complementary strengths of each technology, using high-speed, low-latency, and energy-efficient SFQ logic together with the programmability, memory, and robust operational capabilities of CMOS and cryoCMOS. We believe this expanded architecture can help bridge the cryogenic and room-temperature layers of the quantum computing stack, support more efficient signal management and system orchestration, and provide customers with a more complete pathway to scalable fault-tolerant system integration.

•        Owned Foundry with Vertically Integrated Fabrication:    We operate an in-house superconducting foundry supporting multi-layer SFQ circuit fabrication with rapid cycle times. This design to fabrication to test workflow enables fast convergence between architecture and system integration requirements and supports scalable product development. This provides greater control over performance, quality, and future production scalability in conjunction with strategic partnerships. The Company’s fabrication capabilities support not only superconducting quantum control circuits but also advanced superconducting electronics applicable to highly energy-efficient HPC, sensor readout, and related cryogenic research systems.

•        Focus on Hybrid Quantum-Classical Workflows and Integration:    Our digital quantum-classical interface technologies are designed to enable low-latency, efficient bandwidth, deterministic coordination between quantum processors and classical compute resources, including GPU-accelerated AI-capable systems. We believe scalable quantum error correction and large-scale system performance depend on this integration. This supports fast, reliable coordination between quantum and classical systems required for error correction at scale.

•        Power and Thermal Efficiency:    Power dissipation at millikelvin temperatures is a primary scalability constraint in quantum computing. Our SFQ-based circuits are engineered to minimize both dynamic and static power dissipation, and our architecture is designed to operate within the limited cooling capacity available at the coldest stages of a dilution refrigerator. By combining low-power digital control with architectural digital multiplexing, routing and cryogenic deployment, we believe our platform can reduce both electrical power consumption and parasitic thermal loading, enabling larger qubit processors to operate within realistic cryogenic cooling budgets.

•        Staged Commercial Integration Model:    We engage customers through proof-of-concept and integration programs aligned with existing system architectures, enabling incremental adoption and progressive replacement of analog infrastructure as systems scale. This enables customers to adopt our technology incrementally while reducing integration risk.

We believe scalable, fault-tolerant quantum computing will require an architectural transition at the infrastructure layer, not solely improvements in qubit performance. Our strategy positions SEEQC as a foundational supplier of proprietary digital cryogenic control and readout chips that are physically integrated within quantum processor packages. As quantum systems move toward larger, error-corrected architectures, we believe energy-efficient, chip-level digital control will be a defining requirement for commercial viability, and that integrated cryogenic control chips will represent an increasingly critical component of scalable quantum system design.

Products and Integration Services

We provide superconducting digital control, readout, and quantum-classical integration solutions designed for incorporation into quantum computing systems developed by third parties. Our portfolio is organized into four primary functional blocks: Digital Qubit Readout, Digital Z (Flux) Control, Digital XY (Charge) Control, and Quantum-Classical Interface solutions. Each functional block is based on our superconducting Single Flux Quantum (SFQ) digital platform and is designed to replace or augment conventional analog control and readout infrastructure.

Digital Qubit Readout Solutions

Our digital readout solutions built around our patented Josephson Digital Phase Detector (JDPD) architecture. These solutions convert qubit measurement signals into digital representations within the cryogenic environment and are designed to replace conventional analog readout chains. Digital readout solutions are offered as chips, chiplets, packaging solutions, firmware, software modules, and integration services. Customers may deploy JDPD-based readout components independently within existing system architectures or as part of a broader SEEQC digital control stack.

Digital Z (Flux) Control Solutions

Our digital Z control solutions provide SFQ-based flux bias and tuning capabilities for superconducting quantum processors. These products are designed to support qubit frequency tuning and two-qubit gate operations while reducing wiring density and simplifying cryogenic integration. Z control products are offered as cryogenic control chips, supporting firmware and packaging solutions, and may be integrated alongside conventional XY control systems. This enables customers to adopt digital flux control incrementally without requiring full architectural replacement.

Digital XY (Charge) Control Solutions

Our digital XY control solutions implement single-qubit gate operations using digitally synthesized SFQ pulse sequences. These solutions extend the digital control stack beyond flux tuning to support full digital gate control at cryogenic temperatures. XY control solutions may be offered as cryogenic control chips, supporting firmware and packaging solutions, deployed independently or integrated with Z control functionality within a unified package. Adoption may occur in stages based on customer system maturity.

Hybrid Quantum-Classical Interface and Error Correction Solutions

Our quantum-classical interface solutions enable digital communication between cryogenic quantum processing units and classical compute resources, including CPUs, FPGAs, and GPU accelerators. These solutions are designed to support deterministic, data throughput efficient, low-latency data exchange required for quantum error correction and hybrid workloads. Interface solutions are delivered as chip-level digital circuit and interconnect solutions, integration modules, firmware, and system-level support.

Software and Firmware

Our hardware solutions are supported by firmware and software modules that integrate digital cryogenic control and readout functionality into customer system architectures. These tools include compilation, configuration, automation, and emulation capabilities, including digital twin functionality for system-level validation. Software and firmware are delivered as part of integration engagements or with hardware deployments and support research and development and revenue activities.

Integration Services

We provide integration services to support the incorporation of its digital cryogenic control, readout and quantum-classical interface technologies into customer system architectures. These engagements may include architecture design support, benchmarking and error-correction workflow development, cryogenic integration of quantum computers with high performance computing including GPU modules, AI clusters. We believe these services help customers validate performance and compatibility while supporting broader adoption of our technologies as systems scale. We currently generate revenue from these activities through engineering services, development contracts and related integration engagements.

Business Model and Growth Strategy

Our business model is focused on providing a full stack of digital superconducting control, readout, and integration infrastructure to quantum hardware developers and integrators and strategic technology partners. We seek to monetize our technology through the sale or licensing of integrated cryogenic control and readout chips and solutions, software and firmware licensing, system-level integration services, and superconducting fabrication capabilities.

We do not sell qubits or provide quantum computing services to end users. Instead, we position our solutions and services as an enabling digital infrastructure layer within the quantum computing value chain, supporting hardware developers as systems advance toward scalable, fault-tolerant architectures.

With the exception of our superconducting foundry services (wafer fabrication), which is currently commercial and generating revenue, our quantum computing solutions are in various stages of active development. Our platform consists of multiple functional components, including digital control, readout, multiplexing, and quantum — classical interface technologies. We have developed and tested a number of these individual functional blocks, which have demonstrated performance consistent with design objectives, including through validation in a peer-reviewed publication in Nature Electronics, our own lab tests and customer testing. Other functional components remain under development and will require further integration into a unified chip-based architecture prior to full commercial deployment. Our current revenue base reflects this stage of development.

We generate revenue through a combination of chips sales, integration programs, engineering services, and superconducting foundry services, with approximately 95% of our 2025 revenue derived from quantum computing-related activities, including engineering services, and integration efforts, rather than from fully commercialized product sales, which constitute the remaining 5%. We participate in government-sponsored quantum initiatives and benchmarking programs. Revenue may also be derived from funded, non-dilutive research programs, government development contracts, milestone-based initiatives, and collaborative benchmarking programs aligned with national quantum technology priorities. Solutions may be sold as standalone components, bundled subsystems, or as part of staged integration engagements aligned with customer development roadmaps. This staged commercial approach allows customers to adopt specific digital capabilities incrementally as their systems scale.

•        Hardware Solutions:    Revenue from integrated superconducting digital chips and chiplets and related components, including digital control, readout, multiplexing and interconnect solutions, sold with supporting software and firmware for incorporation into quantum systems and hybrid quantum-classical platforms.

•        System Integration and Co-Development:    Revenue from collaborative engineering, architecture design, cryogenic integration, benchmarking and error-correction workflow support through development contracts, services engagements and milestone-based programs.

•        Software and Firmware:    Revenue from proprietary software and embedded firmware that support calibration, control, readout, orchestration and system-level integration, provided with hardware deployments and potentially as standalone integration components over time.

•        Foundry and Fabrication Services:    Revenue from prototype fabrication, custom chip development, process optimization and superconducting fabrication services, supported by our in-house foundry and vertically integrated manufacturing capabilities.

•        Government and Program-Based Revenue:    Revenue from non-dilutive, funded research programs, government development contracts, milestone-based initiatives and benchmarking programs aligned with national quantum technology priorities.

Our growth strategy includes supporting the scalable deployment of quantum computing by providing digital cryogenic control, readout and integration technologies that address system-level constraints on performance, energy efficiency and fault tolerance. We believe the long-term growth of the quantum computing industry will depend not only on advances in qubits, but also on the development of integrated infrastructure capable of supporting larger, more reliable and more commercially viable systems. Our objective is to deepen our position in superconducting quantum computing, expand our customer and product footprint, extend the applicability of our technologies across multiple qubit modalities and broaden our role within the quantum computing ecosystem.

We are pursuing this growth strategy through the following priorities:

•        Deepening Superconducting Market Penetration:    We seek to expand our role within the superconducting quantum computing ecosystem, where our technologies are initially focused and where infrastructure requirements are becoming more important as architectures scale.

•        Broadening our Scope:    We seek to increase our participation across the infrastructure stack through our digital qubit readout, digital control, multiplexing, quantum-classical interface, firmware and software offerings.

•        Extending Across Modalities:    While our initial commercial focus is on superconducting quantum systems, we believe the architectural principles underlying our technologies can be applied, in whole or in part, across multiple qubit modalities, which may broaden our addressable market over time.

•        Advancing Government and Strategic Programs:    We participate in government-sponsored initiatives, benchmarking programs and related development efforts aligned with national quantum technology priorities. We believe these engagements support validation, supply-chain positioning and longer-term commercial opportunity as sovereign and trusted quantum infrastructure becomes increasingly important.

•        Expanding into Adjacent Enabling Technologies:    We will opportunistically look to expand beyond our current infrastructure layer into other enabling technologies within the quantum computing supply chain through internal development, strategic partnerships and, where appropriate, selective acquisitions. We also intend to broaden the reach of our infrastructure platform over time, including into adjacent areas such as networking. We believe this approach is differentiated by our modality-agnostic infrastructure position and could allow us to expand our role across the quantum computing stack as the market matures.

•        Building a Full-Stack Ecosystem:    We seek to broaden the pathways through which our technologies are adopted by working across the quantum computing ecosystem and technology stack, including with hardware developers, compute partners, manufacturing collaborators, software platforms and strategic programs. We believe these relationships can strengthen our market position, support software and algorithm optimization for our chip and infrastructure technologies, and advance broader commercialization over time.

The Merger and the Merger Agreement

On January 16, 2026, we entered into an Agreement and Plan of Merger (“Merger Agreement”) with Allegro Merger Corp., a Delaware corporation (“Allegro”), and SEEQC Merger Sub, Inc., a Delaware corporation and our wholly-owned subsidiary (“Merger Sub”). Pursuant to the Merger Agreement, Allegro will merge with and into Merger Sub, with Allegro surviving the merger (the “Merger”). As a result of the Merger, Allegro will become a direct, wholly-owned subsidiary of SEEQC and the security holders of Allegro will become security holders of SEEQC.

Risk Factors Summary

•        We have not produced chip solutions for quantum computers with high qubit counts or at high volume and face significant barriers in our attempts to produce such chip solutions, including the need to invent and develop new technology. If we cannot successfully overcome those barriers, our business will be negatively impacted and could fail.

•        Any future generations of hardware and software developed to enable our customers to demonstrate narrow quantum advantage and broad quantum advantage, each of which is an important anticipated milestone for our technology development and commercialization, may not occur on its anticipated timeline or at all.

•        Our chip solutions may fail to meet customer system roadmap, performance and system integration specification requirements which could harm our business.

•        If our chip solutions fail to enable our customers to achieve quantum advantage, our business, financial condition and future prospects may be harmed. Moreover, the standards by which we measure our progress may be based on assumptions and expectations that are not accurate or that may change as quantum computing evolves.

•        We may expend resources to pursue particular products, designs, sectors or investments and may fail to capitalize on such products, designs, sectors or investments and/or forego other products, designs, sectors or investments that may have been more profitable or for which there may have been a greater likelihood of success.

•        We have a history of net losses and may incur significantly higher losses in future periods as we continue to incur significant expenses in connection with the design, development and manufacturing of our quantum computing chips, firmware and software.

•        The quantum computing industry is competitive on a global scale and we may not be successful in competing in this industry or establishing and maintaining confidence in our long-term business prospects among current and future partners and customers.

•        We depend on certain suppliers to source products. Failure to maintain our relationship with any of these suppliers, or a failure to replace any of these suppliers, could have a material adverse effect on our business, financial position, results of operations and cash flows.

•        The quantum computing industry is in its early stages and volatile, and if it does not develop, if it develops slower than we expect, if it develops in a manner that does not require use of our quantum computing solutions, if it encounters negative publicity or if its solution does not drive commercial engagement, the growth of our business will be harmed.

•        We could suffer disruptions, outages, defects, performance, quality, and reliability problems with our chip solutions, our manufacturing process, with our production technology partners or with the public cloud, data centers and internet infrastructure on which we rely.

•        Our quantum computing systems may not be compatible with some or all customer-specific or industry-standard software and hardware in the future, which could harm ourbusiness. Similarly, the amount of time and/or investment to make our technology compatible with a given customer’s quantum system may exceed current or future profitable outcomes to make such technology compatible.

•        If we are unable to maintain our current strategic partnerships or develop future collaborative partnerships, our future growth and development could be negatively impacted.

•        If we are unable to achieve required performance of our technology by quantum system developers and integrators utilizing current or future quantum modalities including, but not limited to, superconducting, semiconductor spin, topological, photonic, neutral or cold (Rydberg) atom, trapped ion, Nitrogen-vacancy (NV) centers in diamond, and other quantum modalities, the growth of our business will be harmed.

•        The price of our common stock may be volatile, and the value of our common stock may decline.

•        Currently, there is no public market for our common stock. Our stockholders cannot be sure about whether our common stock will develop an active trading market or whether we are able to maintain the listing of our common stock in the future even if we are successful in listing our common stock on Nasdaq or any other national securities exchange, which could limit investors’ ability to make transactions in our common stock and subject us to additional trading restrictions.

•        A market for our common stock may not develop, which could adversely affect the liquidity and price of our shares.

•        If we are unable to maintain an effective system of internal controls and compliance, our business and reputation could be adversely affected.

•        We have identified material weaknesses in our internal control over financial reporting. If we fail to remediate these material weaknesses, or if we experience additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting or disclosure control in the future, we may be unable to produce accurate and timely financial statements or detect acts of fraud, which may adversely affect investor confidence in us, and, as a result, the value of our common stock, or result in delisting, sanctions or other penalties that could harm our business.

•        We will require significant investments in ongoing product development, technology research and development, capital expenditures and business operations and may need additional capital sooner than planned to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, and we cannot be sure that additional financing will be available. If we are unable to raise additional funding when needed, we may be required to delay, limit or substantially reduce our quantum computing development efforts.

•        Much of our revenue is concentrated in a few customers, and if we lose any of these customers through contract terminations, acquisitions, or other means, our revenue may decrease substantially.

•        We and several customers and partners using and/or co-developing our technology, to some extent, rely on government funded programs. There can be no assurance about the timing and amount of such programs as funding may not receive sufficient appropriations. Additionally, government funded programs are subject to cancellation or funding reductions which are outside of our control.

•        Our management team has limited experience in operating a public company.

•        We are subject to stringent and evolving U.S. state, federal and foreign laws, regulations and rules, contractual obligations, industry standards, policies and other obligations related to privacy, data use and security. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and otherwise, could adversely affect us and our business.

•        We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

•        Any failure to obtain, maintain and protect our intellectual property rights could impair our ability to protect and commercialize our proprietary products and technology and cause us to lose our competitive advantage.

•        Our inability to secure patent protection or enforce our patent rights could have a material adverse effect on our ability to prevent others from commercializing similar products or technology.

•        We may face patent infringement and other intellectual property claims that could be costly to defend or pursue, result in injunctions and significant damage awards, or limit our ability to use or prevent others to use certain key technologies in the future, all of which could harm our business.

Our Corporate Information

SEEQC was formed as a Delaware corporation in April 2018. Our principal executive office is located at 150 Clearbrook Road, Suite 170, Elmsford, New York 10523. Our telephone number is (            )             -             . Our website address is www.seeqc.com. The information contained on, or accessible through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained in, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we may take advantage of reduced reporting requirements and other requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•        being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•        not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

•        not being required to comply with the requirement of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements;

•        the ability to elect to defer compliance with new or revised accounting standards until such standards would apply to private companies;

•        reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•        exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved.

We may use these provisions until the last day of our fiscal year following the fifth anniversary of the closing of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.235 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. In addition, we have also elected to use the extended transition period for certain new or revised accounting standards until the date that we are no longer an emerging growth company or affirmatively and irrevocably opt out of the extended transition period. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

We are also a “smaller reporting company” as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K, we are not required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

THE OFFERING

Common stock offered by us	shares.
Option to purchase additional shares of common stock

We have granted the underwriters an option to purchase up to            additional shares of common stock from us at the initial public offering price, less underwriting discounts and commissions, to cover over-allotments, if any, for a period of 30 days from the date of this prospectus.

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).
Use of proceeds

We estimate that the net proceeds to us from this offering will be $            million (or $            million if the underwriters exercise their option to purchase additional shares in full), assuming an initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses. We intend to use the net proceeds from this offering for general corporate purposes. A portion of our net proceeds may be used for product development and capital expenditures as we continue to invest in our technology and business. See the section titled “Use of Proceeds.”

Risk factors	See the section titled “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.
Proposed Nasdaq Global Market symbol	“SEQC”

The number of shares of our common stock to be outstanding after this offering is based on            shares of our common stock outstanding as of            , 2026, assuming the conversion of all outstanding shares of preferred stock into            shares of common stock, after giving effect to the 7.3359-for-1 stock split (the “Stock Split”), and assuming the issuance of            shares of our common stock in the Merger, and excludes:

•                    shares of common stock issuable upon the exercise of stock options outstanding as of            , 2026, under our 2019 Equity Incentive Plan (the “2019 Plan”), with a weighted-average exercise price of $            per share;

•                    shares of common stock reserved for future issuance under our 2026 Equity Incentive Plan (“2026 Plan”), which will become effective upon closing of this offering; and

•                    shares of common stock reserved for future issuance under our 2026 Employee Stock Purchase Plan (“2026 ESPP”), which will become effective upon closing of this offering.

Unless otherwise indicated, all information contained in this prospectus reflects and assumes the following:

•        no exercise of the outstanding options described above; and

•        no exercise by the underwriters of their option to purchase            additional shares of our common stock.

Summary Consolidated Financial Data

The following tables summarize our consolidated financial data as of and for the periods indicated. We have derived the summary consolidated statements of operations data for the years ended December 31, 2025 and 2024 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results presented below are not necessarily indicative of the results to be expected for any future period. The following summary consolidated financial data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Thre Months Ended March 31,		Year Ended December 31,
	2026	2025	2025	2024
	(unaudited)		(in thousands, except share and per share data)
Statement of Operations Data:
Revenue	$—	$—	$4,157	$800
Grant Revenue	—	—	1,673	2,036
Total Revenue	—	—	5,830	2,836
Operating costs and expenses:
Cost of revenue	—	—	2,728	514
Research and development	—	—	9,519	7,998
Selling, general, and administrative	—	—	6,058	2,799
Total operating expenses	—	—	18,305	11,311
Loss from operations	—	—	(12,475)	(8,475)
Total other (income) expense, net			(313)	1,529
Loss before income taxes	—	—	(12,162)	(10,004)
Income tax provision	—	—	37	61
Net loss	$—	$—	$(12,199)	$(10,065)
Total other comprehensive income (loss)	—	—	118	(63)
Other comprehensive income (loss), net of tax:	$—	$—	$(12,081)	$(10,128)

Net loss per share – basic and diluted(1)	$—	$—	$(1.15)	$(0.95)
Weighted average common stock outstanding, basic and diluted(3)	—	—	10,638,595	10,575,252
Pro forma net loss per share attributable to common stockholders, basic and diluted(1)
Pro forma weighted average common shares outstanding, basic and diluted(2)

____________

(1)      See Notes 2 and 13 to our consolidated financial statements included elsewhere in this prospectus for details on the calculation of basic and diluted net loss per share attributable to common stockholders.

(2)      The pro forma basic and diluted net loss per share for the three months ended March 31, 2026 and the year ended December 31, 2025 have been computed to give effect to the automatic conversion of all outstanding shares of our convertible preferred stock into shares of common stock as of such date. Pro forma basic and diluted net loss per share attributable to common stockholders does not include the effect of the shares expected to be sold in this offering. The pro forma net loss per share attributable to common stockholders for the three months ended March 31, 2026 and the year ended December 31, 2025 was calculated using the weighted-average number of shares of common stock outstanding as of such date, including the pro forma effect of the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock, as if such conversion or exercise had occurred at the beginning of the applicable period, or their respective issuance dates, if later.

March 31, 2026 (in thousands)
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)
Consolidated Balance Sheet Data:
Cash
Working capital(3)
Total assets
Total liabilities
Convertible preferred stock
Accumulated deficit
Total stockholders’ equity (deficit)

____________

(1)      The pro forma balance sheet data give effect to (i) the Preferred Stock Conversion (as defined below) and (ii) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware immediately prior to the completion of this offering.

(2)      The pro forma as adjusted balance sheet data give effect to (i) the pro forma adjustments set forth in footnote (1) above and (ii) the issuance and sale of shares of our common stock in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Pro forma as adjusted balance sheet data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of our common stock of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents, and investments, working capital, total assets, and total stockholders’ equity by approximately $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each 1,000,000 increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents, and investments, working capital, total assets and total stockholders’ equity by approximately $            million, assuming no change in the assumed initial offering price per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)      We define working capital as current assets less current liabilities. See our consolidated financial statements appearing elsewhere in this prospectus for further details regarding our current assets and current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties, together with all of the other information contained in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before making an investment decision. The risks described below are not the only ones facing us. The occurrence of any of the following risks, or of additional risks and uncertainties not presently known to us or that we currently believe to be immaterial, could materially and adversely affect our business, prospects, financial condition or results of operations. In such case, the trading price of our common stock could decline, and you may lose part or all of your investment.

Risks Related to Our Financial Condition and Status as an Early-Stage Company

We will require a significant amount of cash to invest in ongoing research and development, capital expenditures and business operations and may need additional capital sooner than planned to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, and we cannot be sure that additional financing will be available. If we are unable to raise additional funding when needed, we may be required to delay, limit or substantially reduce our quantum computing development efforts.

Our business and future plans for expansion are capital-intensive, and the specific timing of cash inflows and outflows may fluctuate substantially from period to period. We will require a significant amount of cash for expenditures as we invest in ongoing research and development and business operations. The actual amounts we may be required to spend on these matters may be greater and more significant than our expectations.

We believe that our existing cash, cash equivalents and marketable securities should be sufficient to meet our anticipated operating cash needs for at least the next twelve months based on our current business plan, and expectations and assumptions considering current macroeconomic conditions. Our operating plan may change because of factors currently unknown, and we may need to seek additional funds sooner than planned, through public or private equity or debt financing or other sources, such as strategic collaborations or other transactions. In addition, we may seek additional capital even if we believe that we have sufficient funds for current or future operating plans. Such financings may result in dilution to stockholders, issuance of securities with priority as to liquidation and dividend and other rights more favorable than common stock, imposition of debt covenants and repayment obligations or other restrictions that may adversely affect our business. Any funds we raise may not be sufficient to enable us to continue to implement our long-term business strategy. Further, our ability to raise additional capital may be adversely impacted by worsening global economic conditions and disruptions to and volatility in the credit and financial markets in the United States and current and future military conflicts and wars around the world including related sanctions and tariffs and trade protection measures. There can be no assurance that deterioration in credit and financial markets and confidence in economic conditions will not occur. A severe or prolonged economic downturn could result in a variety of risks to our business, including weakened demand for our products and services and our ability to raise additional capital when needed on acceptable terms, if at all. If the equity and credit markets deteriorate, it may make any necessary financing more difficult, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could impair our ability to achieve our growth strategy, could harm our financial performance and stock price, could require us to delay or abandon our business plans, and could require us to delay, limit, or substantially reduce our quantum computing development efforts.

If we are unable to obtain sufficient capital we would be unable to fund our operations and capital expenditures and may be required to evaluate alternatives, which could include dissolving and liquidating our assets in which case we may receive less than the value at which those assets are carried on our audited financial statements, and/or seeking protection under bankruptcy laws, and a determination to file for bankruptcy could occur at a time that is earlier than when we would otherwise exhaust our cash resources, and it is unclear to what extent we would be able to pay our obligations, and, accordingly, it is further unclear whether and to what extent any resources would be available for distribution to stockholders. This could potentially cause us to cease operations and result in a complete or partial loss of your investment in our securities. We cannot anticipate all of the ways in which the economic climate and financial market and geopolitical conditions could adversely impact our business. There can be no assurance that financing will be available to us on favorable terms, or at all. In addition, our ability to raise additional capital through the sale of securities could be significantly impacted by the resale of our securities by holders of our securities which could result in a significant decline in the trading price of our securities and potentially hinder our ability to raise capital at terms that are acceptable to us or at all.

We are in our early stages and have a limited operating history, which makes it difficult to forecast the future results of our operations.

As a result of our limited operating history, our ability to accurately forecast the future results of operations is limited and subject to a number of uncertainties, including our ability to plan for and model future growth. Our ability to generate revenues will largely be dependent on our ability to develop and produce chip solutions, including firmware/software, for quantum computers with increasing numbers of quantum bits (“qubits”) and with increasing levels of performance. We are still in the technology development phase. Our technology development is focused on the integration of existing functional components into scalable, system-level solutions, that we can use to leverage our customers’ technology roadmaps to generate commercial revenue. Our scalable business model has not been formed as of yet and our technology may not develop as quickly as hoped, or even at all. The development of our scalable business model will likely require the incurrence of a substantially higher level of costs than incurred to date, while our revenues will not substantially increase unless and until we demonstrate that our chips support and enable more powerful, scalable, higher performing quantum computers, which requires a number of technological advancements which may not occur on the currently anticipated timetable or at all, and that we can successfully integrate our chip solutions into third party quantum system developer’s computers. As a result, our historical results should not be considered indicative of our future performance. Further, in future periods, our growth could slow or decline for a number of reasons, including but not limited to slowing demand for sales of our chip solutions, including firmware/software, increased competition, changes to technology, inability to scale up or improve performance of our technology, a decrease in the growth of the market, or our failure, for any reason, to continue to take advantage of growth opportunities. We have also encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in rapidly changing industries. If our assumptions regarding these risks and uncertainties and our future growth are incorrect or change, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, and our business could suffer. Our success as a business ultimately relies upon fundamental research and development breakthroughs in the coming years. There is no certainty these research and development milestones will be achieved as quickly as hoped, or even at all.

We have a history of operating losses and expect to incur significant expenses and continuing losses for the foreseeable future.

We have incurred recurring losses and negative operating cash flows since inception, including net losses of $12.2 million and $10.1 million for the years ended December 31, 2025 and December 31, 2024, respectively. Our consolidated financial statements included elsewhere in this prospectus have been prepared assuming that we will continue as a going concern. As of December 31, 2025, we had an accumulated deficit of $55.7 million. We may incur significantly higher losses in future periods as we, among other things, continue to incur significant expenses in connection with the design, development and manufacturing of our quantum computing chips, firmware and software and as we expand our research and development activities, invest in additional manufacturing and testing capabilities, build up inventories and supplies of components for our chips, increase our sales and marketing activities, including supporting projects to integrate our chip solutions into third party quantum system developer’s and integrator’s computers, develop our infrastructure and increase our general and administrative functions to support our growing operations and our being a public company. We may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would further increase our losses. In the years ended December 31, 2025 and December 31, 2024, our total revenue was $5.8 million and $2.8 million, respectively, and there is no guarantee that we will be able to significantly increase our revenue in the future. If we are unable to achieve and/or sustain profitability, or if we are unable to achieve the growth that we expect from these investments, it could have a material adverse effect on our business, financial condition or results of operations. Our business model is unproven and may never allow us to cover our costs.

Our operating results may be adversely affected by unfavorable economic and market conditions. In the future, we may be required to record significant charges for impairment of our long-lived assets, other assets or investments.

An adverse change in market conditions, including a sustained decline in our stock price, negative changes to our position in the market, or lack of growth in demand for our products and services could be considered to be an impairment triggering event. Such changes in the future could impact valuation assumptions relating to the recoverability of assets and may result in impairment charges to our long-lived assets, other assets or investments, which would have a negative impact on our operating results and harm our business. There are inherent uncertainties in management’s estimates, judgments and assumptions used in assessing recoverability of intangible, and other long-lived assets. Any material changes in key assumptions, including failure to meet business plans, a deterioration in the U.S. and global financial markets, an increase in interest rates or an increase in the cost of equity financing by market participants within the industry or other unanticipated events and circumstances, may decrease our projected cash flows or increase discount rates and could potentially result in an impairment charge. From time to time, we may be required to record a significant charge to earnings in our consolidated financial statements during the period in which any impairment of our long-lived assets is determined, which could have a materially adverse impact on our business operations and our financial position or results of operations.

We may not be able to scale our business quickly enough to meet customer and market demand, which could result in lower profitability or cause us to fail to execute on our business strategies.

In order to grow our business, we will need to continually evolve and scale our business and operations to meet customer and market demand. Quantum computing technology has never been sold at large-scale commercial levels. Evolving and scaling our business and operations places increased demands on our management as well as our financial and operational resources to:

•        attract new customers and grow our customer base;

•        maintain and increase the rates at which existing customers adopt our chip solution products and services, sell additional products and services to our existing customers, and reduce customer churn;

•        invest in our platform and product offerings;

•        effectively manage organizational change;

•        accelerate and/or refocus research and development activities;

•        expand manufacturing and supply chain capacity;

•        increase sales and marketing efforts;

•        broaden customer support and services capabilities;

•        maintain or increase operational efficiencies;

•        implement appropriate operational and financial systems; and

•        establish and maintain effective financial disclosure controls and procedures.

Commercial traction of quantum computing technology at large-scale commercial levels may never occur. As noted above, there are significant technological challenges associated with developing, producing, marketing and selling products and services in the advanced technology industry, including our products and services, and we may not be able to resolve all of the difficulties that may arise in a timely or cost-effective manner, or at all. We may not be able to cost effectively manage production at a scale or quality consistent with customer demand in a timely or economic manner.

Our ability to scale is dependent also upon components we must source from multiple industries including: from the electronics and semi-conductor industries with CPUs, GPUs, FPGAs, radio frequency (“RF”) electronics and components; from the cryogenic industry with dilution refrigerators and associated helium gas products, cryogenic RF electronics and components; and from the semiconductor industry with silicon wafers and other specialty materials, tooling and measurement equipment. Shortages or supply interruptions in any of these components will have an adverse impact on our ability to deliver revenues.

Our quantum computer chip solutions may have defects in design or manufacturing that could harm our business, expose us to liability, and adversely affect our financial results.

If large-scale development of third party quantum computers incorporating our chip solutions commences, our chips, firmware and software may contain defects in design and manufacture that may cause them to not perform as expected or that may require repair and design changes or they may not achieve performance requirements of our customers. Our quantum computing technology is inherently complex and incorporates technology and components that have not been used for other applications and that may contain defects and errors, particularly when first introduced. We have a limited frame of reference from which to evaluate the long-term performance of our chip solutions operating within third party quantum computers and there are no standards of design, implementation or performance in the quantum computing industry. There can be no assurance that we will be able to detect and fix any defects in our quantum computers in a timely manner that does not disrupt our sales of products and services to our customers.

If our technology fails to perform as expected, customers may seek out a competitor or turn away from quantum computing entirely, each of which could adversely affect our sales and brand and could adversely affect our business, prospects and results of operations. If defects in our technology lead to erroneous outputs, third parties relying on those outputs may draw from them erroneous conclusions, creating a risk that we will be liable to those third parties.

If we cannot evolve and scale our business and operations effectively, we may not be able to execute our business strategies in a cost-effective manner and our business, financial condition, profitability and results of operations could be adversely affected.

Even if the market in which we compete achieves its anticipated growth levels, our business could fail to grow at similar rates, if at all.

Our success will depend upon our ability to expand, scale our operations, and increase our sales and support capability. Even if the market in which we compete meets the size estimates and growth forecasted, our business could fail to grow at similar rates, if at all. Our growth is dependent upon our ability to successfully develop and sell quantum computing chip solutions, expand our product solutions and services, retain customers, bring in new customers and retain critical talent. While we currently are developing quantum computing chips for superconducting quantum systems, we may not be able to achieve required performance of our technology for quantum system developers and integrators utilizing other current or future quantum modalities including, but not limited to semiconductor spin, topological, photonic, neutral or cold atom, trapped ion, Nitrogen-vacancy (NV) centers, and other quantum modalities. Unforeseen issues associated with scaling up and constructing quantum computing technology at large-scale commercially viable levels could have a negative impact on our business, financial condition and results of operations. We do not have experience with the large-scale production and sale of quantum computing technology. Moreover, because of our unique technology, our customers will require particular support and service functions, some of which are not currently available, and may never be available. If we experience delays in adding such support capacity or servicing our customers efficiently or experiencing unforeseen issues with the reliability of our technology, we could overburden our servicing and support capabilities. Similarly, increasing the number of our products and services would require us to rapidly increase the availability of these services. Failure to adequately support and service our customers may inhibit our growth and ability to expand.

There is no assurance that we will be able to scale our business to meet our sales, manufacturing, installation, servicing and quantum computing deployment targets globally, that expected growth levels will prove accurate or that the pace of growth or coverage of our customer infrastructure network will meet customer expectations. For example, our competitors or customers may achieve certain narrow and/or broad quantum milestones without our chip solutions or faster than us, which may negatively impact our business and prospects. Failure to grow at rates similar to that of the quantum computing industry may adversely affect our operating results and ability to effectively compete within the industry.

We may not manage growth effectively, including with respect to our employee base, and managing our operations successfully.

Our failure to manage growth effectively could harm our business, results of operations and financial condition. We anticipate that a period of significant expansion will be required to address potential growth. This expansion will place a significant strain on our management, operational and financial resources. Expansion and upgrades to our facilities require significant cash investments and management resources and there is no guarantee that they will generate additional sales of our products or services, or that we will be able to avoid cost overruns or be able to hire additional personnel to support us. In addition, we also need to ensure our compliance with regulatory requirements in various jurisdictions applicable to the sale, installation and servicing of our products. To manage the growth of our operations and personnel, we must establish and maintain appropriate and scalable operational and financial systems, procedures and controls and establish and maintain qualified finance, administrative and operations staff. We may be unable to acquire the necessary capabilities and personnel required to manage growth or to identify, manage and take advantage of potential strategic relationships and market opportunities.

Our ability to use net operating loss carryforwards and other tax attributes may be limited.

We have incurred losses during our history, do not expect to become profitable in the near future and may never achieve profitability. To the extent that we continue to generate losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire, if at all. As of December 31, 2025, we had U.S. federal and state net operating loss carryforwards of approximately $30.4 million and $23.0 million, respectively. Our net operating loss carryforwards and other tax attributes are subject to review and possible adjustment by the Internal Revenue Service, and state tax authorities. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), our U.S. federal net operating loss carryforwards and other tax attributes may become subject to an annual limitation in the event of certain cumulative changes in the ownership of our stock. An “ownership change” pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Our ability to utilize our net operating loss carryforwards and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including changes in connection with this offering. Similar rules may apply under state tax laws. We have not yet determined the amount of the cumulative change in our ownership resulting from this offering, or any resulting limitations on our ability to utilize our net operating loss carryforwards and other tax attributes. If we earn taxable income, such limitations could result in increased future income tax liability and our future cash flows could be adversely affected.

Much of our revenue is concentrated in a few customers, and if we lose any of these customers through contract terminations, acquisitions, or other means, our revenue may decrease substantially.

We have a high degree of revenue concentration, and we expect to continue to experience significant revenue concentration for the foreseeable future, including increasing revenue concentration among our major customers in the near term. Our customers’ demand for our products may fluctuate due to factors beyond our control. A disruption in our relationship with any of our customers could adversely affect our business. Our inability to meet our customers’ requirements or to qualify our products with them could adversely impact our revenue. The loss of, or restrictions on our ability to sell to, one or more of our major customers, or any significant reduction in orders from customers could have a material adverse effect on our operating results and financial conditions.

We and several of our customers and partners using and/or co-developing our technology, to some extent, rely on government funded programs. There can be no assurance about the timing and amount of such programs as funding may not receive sufficient appropriations. Additionally, government funded programs are subject to cancellation or funding reductions which are outside of our control.

Our management team has limited experience in operating a public company.

Our executive officers have limited experience in the management of a publicly traded company. Our management team may not successfully or effectively manage our transition to being a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in the fact that they will likely need to devote a significant portion of their time to these activities, which will result in less time being devoted to the management and growth of our business. In addition, we may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States. Increased use of professional services and advisors to develop and implement the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the United States may increase our costs. It is also possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company, which will increase our operating costs in future periods.

Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate.

Our market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of current or prospective customers covered by our market opportunity estimates will purchase our products at all or generate any particular level of revenue for us. In addition, alternatives to quantum computing and quantum software solutions may present themselves, which could substantially reduce the market for our products. Any expansion in our market depends on a number of factors, including the cost, performance and perceived value associated with our quantum chip solutions.

The methodology and assumptions used to estimate market opportunities may differ materially from the methodologies and assumptions previously used to estimate the total addressable market. To estimate the size of our market opportunities and our growth rates, we have relied on market reports by leading research and consulting firms and our own internal estimates. While our estimates of the total addressable market opportunity included in this prospectus are made in good faith and are based on assumptions and estimates we believe to be reasonable under the circumstances, these estimates of the total addressable market and growth forecasts are subject to significant uncertainty, are based on assumptions and estimates that may not prove to be accurate and are based on data published by third parties that we have not independently verified. Advances in classical computing may prove more robust for longer than currently anticipated. This could adversely affect the timing of any quantum advantage being achieved by our customers and, accordingly, our future revenue streams.

Risks Related to Our Business and Industry

Our chip technology is under active development and may experience delays or fail to achieve commercial viability. In addition, our chip technology may not scale as expected, which could limit our commercial opportunities and competitive position.

Our products remain under active development and require continued technical progress, successful integration, and performance validation before commercial-scale adoption can occur. With the exception of our superconducting foundry services (wafer fabrication), which is currently commercial and generating revenue, our quantum computing solutions are in various stages of active development. Our platform consists of multiple functional components, including digital control, readout, multiplexing, and quantum — classical interface technologies. We have developed and tested a number of these individual functional blocks, which have demonstrated performance consistent with design objectives, including through validation in a peer-reviewed publication in Nature Electronics, our own lab tests and customer testing. Other functional components remain under development and will require further integration into a unified chip-based architecture prior to full commercial deployment. Our current revenue base reflects this stage of development. For example, approximately 95% of our 2025 revenue derived from quantum computing-related activities, including engineering services, and integration efforts, rather than from fully commercialized product sales, which constitute the remaining 5%. Our near-term focus is on the integration of existing functional components into scalable, system-level solutions. There can be no assurance that we will be able to complete the development of our chip technology and generate revenue from fully commercialized product sales on our anticipated timeline, or at all. Development of complex semiconductor and quantum computing technologies is inherently uncertain and subject to significant technical risks, including unforeseen engineering challenges, difficulties in achieving required performance specifications, and integration failures.

In addition, while we believe our digital cryogenic architecture enables scaling to large qubit counts, there can be no assurance that we will be able to successfully scale our technology as anticipated. As we attempt to scale our chip technology, unforeseen challenges may emerge that limit performance, reliability, or economic viability. These scaling challenges may include, among other things, thermal management issues, signal integrity degradation, manufacturing yield limitations, incompatibility to customer’s technology platform and package architecture, and increased system complexity. If we are unable to scale our technology effectively, we may be unable to meet customer requirements, lose competitive advantages to alternative technologies, or fail to achieve the cost efficiencies necessary for commercial success.

Our performance targets, which we have demonstrated in laboratory or limited integration environments, may not be achievable under real-world operating conditions.

We have achieved certain performance metrics in laboratory and limited integration environments; however, there can be no assurance that these results will be reproducible in larger-scale, customer-deployed systems. Real-world operating conditions may differ materially from controlled laboratory environments due to factors including environmental variability, system integration complexity, interactions with third-party components, and varying customer use cases. If our technology fails to perform as expected in customer deployments, we may experience customer dissatisfaction, contract disputes, warranty claims, reputational harm, and loss of future business opportunities. Any failure to achieve anticipated performance under real-world conditions could materially and adversely affect our business, financial condition, results of operations, and prospects.

Our business depends on continued advances in quantum computing hardware and quantum error correction, which are subject to significant uncertainty.

Our value proposition depends in part on continued progress in scaling quantum computer processors and quantum systems by full-stack quantum computing companies. Although our technology is designed to alleviate system-level engineering challenges associated with scaling quantum computer processors, certain technical challenges associated with qubit module scaling may require development independent of our technology, including challenges related to chip packaging, cryogenic platform development, qubit yield and coherence times. Additionally, quantum error correction remains an active area of research with uncertain timelines, and ongoing developments in this field may impact specification requirements for scaled quantum computer processors in ways that we cannot predict. If progress in quantum computing hardware or quantum error correction does not occur as anticipated, or if developments in these areas render our technology less relevant or require significant redesign, our business, financial condition, results of operations, and prospects could be materially and adversely affected.

The absence of established industry standards for quantum computing may require ongoing customization efforts and increase our costs and development timelines.

The quantum computing industry lacks established design, performance, and interface standards for quantum control, readout, and integration solutions as well as qubit technology and system architecture. This absence of standardization may require us to engage in ongoing customization efforts to meet varying customer requirements, which could increase integration cycle times and limit the performance of our chip integration. Supporting diverse customer requirements may also require us to allocate greater research and development resources to customer-specific solutions, reducing resources available for internal research and development of more advanced chip technology. As the industry evolves, integration requirements may change in ways that are difficult to predict, potentially requiring us to redesign or modify our products. Any of these factors could increase our costs, delay product development, and limit our ability to achieve economies of scale.

Customer integration cycles are long and uncertain, which may delay revenue generation and increase execution risk.

Customer adoption of our products typically requires complex, multi-year co-development and integration efforts. These extended sales and integration cycles may delay revenue generation, increase execution risk, and require significant upfront investment before we are able to recognize revenue from customer engagements. There can be no assurance that our co-development efforts will result in commercial deployments or that customers will not abandon or significantly modify their integration plans during the development process. Any significant delays in customer integration, or the failure of co-development efforts to result in commercial deployments, could materially and adversely affect our business, financial condition, results of operations, and prospects.

Customers may choose to develop internal solutions rather than adopt our technology, which could reduce demand for our products.

Some quantum system developers and integrators may choose to pursue in-house qubit control, readout and integration solutions rather than sourcing from us. In addition to Field Programmable Gate Array (FPGA) based or other room temperature solutions, this could include the development of competing chip-based scaling technologies, including cryo-CMOS and alternative superconductor-based chip technologies, which could reduce demand for our products and limit our addressable market. As the quantum computing industry matures, our potential customers may invest in internal capabilities that compete directly with our offerings. If a significant number of potential customers elect to develop their own solutions rather than adopt our technology, demand for our chip technology could be materially reduced, which could materially and adversely affect our business, financial condition, results of operations, and prospects.

The market for quantum computing infrastructure remains nascent, and pricing, revenue models, and long-term demand for our products are uncertain.

The market for quantum computing infrastructure remains nascent, and pricing, licensing structures, and volume demand for our products are not yet well established. We may face challenges in establishing pricing models that are attractive to customers while also achieving profitability, and demand for our products may be difficult to predict. We have limited historical data on which to base our pricing decisions or forecast future demand, and our assumptions about pricing and market size may prove to be inaccurate. If we are unable to establish commercially viable pricing models or if demand for our products fails to develop as anticipated, our business, financial condition, results of operations, and prospects could be materially and adversely affected.

Commercial adoption of quantum computing may occur more slowly than anticipated, or quantum advantage may take longer to achieve than market expectations, which could limit demand for our products.

If commercial adoption of quantum computing occurs more slowly than anticipated, or if practical, fault-tolerant quantum computing systems are delayed or fail to achieve commercial relevance, demand for our products may be limited or may not materialize at all. The value of our technology solutions is directly tied to the commercial value of the quantum computer systems in which they are deployed. If quantum advantage — the point at which quantum computers outperform classical computers for commercially relevant applications — takes longer to achieve than current market expectations, the perceived value of quantum computer systems will be suppressed, which could materially and adversely impact demand for our chips and solutions and our revenue. Any delays in the commercial adoption of quantum computing or in achieving quantum advantage could materially and adversely affect our business, financial condition, results of operations, and prospects.

We depend on a limited supply of specialized inputs, including helium, specialty gases, and superconducting alloys, and disruptions in supply could adversely affect our operations and ability to design, market and manufacture our products.

Our technology and manufacturing processes rely on the availability of highly specialized materials, including helium (particularly liquid helium used in cryogenic cooling systems), specialty process gases, and superconducting and related alloys used in the fabrication of our single flux quantum (“SFQ”) circuits and associated quantum computing components. These materials are sourced from a limited number of suppliers, and in some cases, from geographically concentrated regions or complex global supply chains. Helium, in particular, is a finite and increasingly constrained resource, with supply subject to geopolitical factors, production limitations, transportation constraints, and periodic global shortages. In particular, the recent conflict in Iran has caused a global supply chain shortage of helium. Similarly, the specialty gases and materials required for superconducting fabrication — such as high-purity niobium and other alloys, as well as deposition and etching gases — are subject to supply volatility, long lead times, and limited supplier bases. Any disruption in the supply of these materials, including due to supplier insolvency, capacity constraints, export controls, trade restrictions, natural disasters, labor shortages, or geopolitical instability, could result in increased costs, delayed production schedules, or an inability to meet customer demand. In addition, qualification of alternative suppliers for these materials can be time-consuming and costly, and substitutes may not be readily available or may not meet our technical specifications. If we are unable to secure adequate and timely supplies of these critical materials on commercially reasonable terms, our business, financial condition, and results of operations could be materially and adversely affected.

We may expend our resources to pursue particular products, designs, sectors or investments and we may fail to capitalize on such products, designs, sectors or investments and/or forego other products, designs, sectors or investments that may have been more profitable or for which there may have been a greater likelihood of success.

Because we have limited financial and operational resources, we must prioritize researching and developing technologies for quantum computers with increasing computational capabilities within certain products, designs, sectors or investments. Correctly prioritizing our research and development activities is particularly important for us due to the breadth of companies building or seeking to build universal, gate-model quantum computing systems that can meet the requirements for solving commercial problems. As a result, we may forego or delay pursuit of opportunities in other products, designs, sectors or investments that later prove to have greater commercial potential. We may fail to capitalize on the products, designs, sectors, or investments we choose to pursue, and our resource allocation decisions may cause us to forego viable or more profitable products, designs, sectors or investments, which would have an adverse effect on our business, prospects and financial results.

The quantum computing industry is competitive on a global scale and we may not be successful in competing in this industry or establishing and maintaining confidence in our long-term business prospects among current and future partners and customers.

The markets in which we operate are rapidly evolving and highly competitive. As the marketplace continues to mature and new technologies and competitors enter, we expect competition to intensify. Our current competitors include:

•        large, well-established tech companies that generally build their own room temperature and/or cryoCMOS control solutions that compete across our products, including Google, Microsoft, Amazon and IBM;

•        large research organizations funded by sovereign nations such as China, Russia, Canada, Australia and the United Kingdom, the European Union and additional countries in the future;

•        less-established public and private companies with competing technology, including companies located outside the United States; and

•        new or emerging entrants seeking to develop competing technologies.

We compete based on various factors, including technology, performance, cost, cryogenic platform heat-load, system energy requirements, maturity (time-to-market), supply chain complexity, scalability, compatible architecture, brand recognition and reputation, customer support and differentiated capabilities, including ease of administration and use, scalability and reliability, data governance and security. Some of our competitors have substantially greater brand recognition, customer relationships, and financial, technical and other resources, including an experienced sales force and customer service organization and sophisticated supply chain management. They may be able to respond more effectively than us to new or changing opportunities, technologies, standards, customer requirements and buying practices. In addition, many countries are focused on developing quantum computing solutions either in the private or public sector and may subsidize quantum computers which may make it difficult for us to compete. Many of these competitors do not face the same challenges we do in growing our business. In addition, other competitors might be able to compete with us by bundling their other products in a way that does not allow us to offer a competitive solution.

Additionally, we must be able to achieve our objectives in a timely manner such that we don’t lose ground to competitors, including competing technologies. For example, our competitors may achieve or support certain narrow and/or broad quantum milestones without our technology solutions or faster than us, which may negatively impact our business and prospects. Because there are a large number of market participants, including certain sovereign nations, focused on developing quantum computing technology, we must dedicate significant resources to achieving any technical objectives on the timelines established by our management team. Any failure to achieve objectives in a timely manner could adversely affect our business, operating results and financial condition. For all of these reasons, competition may have a negative impact on our ability to maintain and grow consumption of our platform or put downward pressure on our prices and gross margins, any of which could materially harm our reputation, business, results of operations, and financial condition.

Shifts in dominant qubit modalities could adversely affect demand for our solutions.

Our technology and product development efforts have been initially focused on superconducting qubit systems. The quantum computing industry is characterized by ongoing research and development across multiple qubit modalities, including trapped ion, photonic, neutral atom, silicon spin, and topological approaches. If alternative qubit modalities achieve greater commercial traction, demonstrate superior performance characteristics, or become the preferred platform for quantum computing applications, demand for our superconducting qubit-based solutions could decline. Additionally, customers and partners may delay or reduce their investments in our solutions while evaluating competing qubit technologies. Our ability to adapt our technology to support alternative qubit modalities, or to pivot our business strategy in response to shifts in the market, may be limited by our existing investments, technical expertise, and intellectual property portfolio. Any shift in the dominant qubit modality away from superconducting systems could have a material adverse effect on our business, financial condition, and results of operations.

We rely on the development of the broader quantum computing ecosystem, including advances by third parties over which we have no control.

Our success depends in part on continued advances and developments by third parties in the quantum computing ecosystem. These third parties include quantum system developers and integrators, qubit developers, quantum software providers, cryogenic system vendors, and classical computing platform providers, among others. We have no control over the pace, direction, or success of these third-party development efforts. If quantum system developers and/or integrators fail to achieve the performance improvements necessary to enable commercially viable quantum computing, if quantum software providers do not develop applications that effectively leverage quantum computer hardware solutions, including those that adopt our chip solutions, if cryogenic system vendors cannot deliver the components needed at acceptable cost and quality levels, or if classical computing platforms do not evolve to integrate effectively with quantum systems, our ability to deliver competitive solutions to customers could be impaired. Furthermore, third parties in the ecosystem may choose to partner with or prioritize our competitors, develop competing solutions, or exit the market entirely. Any failure or delay in the development of the broader quantum computing ecosystem could have a material adverse effect on our business, prospects, financial condition, and results of operations.

We depend on certain suppliers to source products. Failure to maintain our relationship with any of these suppliers, or a failure to replace any of these suppliers, could have a material adverse effect on our business, financial position, results of operations and cash flows.

We buy our products and supplies from suppliers that manufacture and source products from the United States and abroad. Our ability to identify and develop relationships with qualified suppliers and enter into exclusive or restrictive distribution rights agreements with suppliers who can satisfy our standards for quality and our need to access products and supplies in a timely and efficient manner is a significant challenge. Any failure to maintain our relationship with any of our key suppliers, or a failure to replace any such supplier that is lost, could have a material adverse effect on our business, financial position, results of operations and cash flows. We may be required to replace a supplier if their products do not meet our quality or safety standards. In addition, our suppliers could discontinue selling products at any time for reasons that may or may not be in our control or the suppliers’ control, including shortages of raw materials, environmental and social supply chain issues, pandemic, labor disputes or weather conditions. Disruptions in transportation lines or ongoing military conflicts and wars around the world, including related sanctions, may also cause global supply chain issues that affect us or our suppliers. We generally have multiple sources of supply, however, in some cases, materials are provided by a single supplier.

The loss of, or substantial decrease in the availability of, products from our suppliers, or the loss of a key supplier, temporarily or permanently, could result in a material shortage of products, which could lead to price escalations that we may be unable to offset by our prices to our customers. When supply chain issues are later resolved and prices return to normal levels, we may be required to reduce the prices at which we sell our products to our customers in order to remain competitive. In addition, even where these risks do not materialize, we may incur costs as we prepare contingency plans to address such risks. Our operating results and inventory levels could suffer if we are unable to promptly replace a supplier who is unwilling or unable to satisfy our requirements with a supplier providing similar products. In addition, our suppliers’ ability to deliver products may also be affected by raw material and commodity cost volatility or financing constraints caused by credit market conditions, which could materially and negatively impact our net sales and operating costs, at least until alternate sources of supply are arranged. Any delay or unavailability of key products required for our development activities could delay or prevent us from further developing our systems and applications on our expected timelines or at all.

Additionally, our business, financial position, results of operations and cash flows could be materially and adversely affected by our inability to continue sourcing products from our suppliers. A weak or declining economy could strain our suppliers, possibly resulting in supply disruption. In addition, there is a risk that our current or future suppliers, service providers, manufacturers or other partners may not survive such difficult economic times, which could directly affect our ability to attain our operating goals on schedule and on budget. Although we seek to have alternate sources and recover increases in input costs through price increases in our products, shortages, supply chain interruptions or regulatory changes or other governmental actions could result in the need to change suppliers or incur cost increases that cannot, in the short term, or in some cases even in the long-term, be offset by our prices.

We face significant manufacturing and supply chain risks that could limit our ability to scale production and increase our costs.

Our quantum computing solutions require specialized manufacturing processes and complex supply chains that present significant risks to our business. Currently, our superconducting circuit fabrication is carried out in less advanced facilities due to the specialized, non-CMOS compatible materials required for superconducting circuits. This limitation may result in lower chip yields as we advance to larger, more complicated superconducting circuitry, which could increase our manufacturing costs and limit our ability to meet customer demand. In addition, superconducting circuit fabrication is highly specialized, and we rely on internal and external fabrication capabilities that may be limited in capacity, subject to disruption, or unable to meet our quality or volume requirements. Any disruptions to fabrication processes or facilities could delay development or production timelines.

As we seek to scale our operations, we face significant challenges in transitioning from internal prototyping and fabrication to external foundry partnerships for volume and high-yield manufacturing. This transition introduces technical, operational, and supply chain risks, including the potential for manufacturing delays, quality control issues, intellectual property concerns, and dependence on third-party foundries that may prioritize other customers or lack sufficient experience with our specialized fabrication requirements. We may not be able to establish foundry partnerships on commercially reasonable terms, or at all, and any partnerships we do establish may not achieve the production volumes, yields, or cost structures necessary to support our growth.

In addition, our products and their development require complex cryogenic infrastructure that is susceptible to mechanical and system failures. Our chips also require sophisticated packaging integration for customer deployments. These cryogenic and packaging requirements may limit the manufacturability of our solutions, increase production costs, extend development timelines, and create dependencies on specialized suppliers and service providers. Any failures, delays, or cost increases related to our manufacturing processes, supply chain, cryogenic infrastructure, or packaging integration could have a material adverse effect on our business, financial condition, and results of operations.

We cannot predict the consequences of future macroeconomic conditions or geopolitical events, but they may adversely affect market and economic conditions, the markets in which we operate, our ability to insure against risks, our operations or our profitability.

The global credit and financial markets have experienced extreme volatility and disruptions in the past several years, including severely diminished liquidity and credit availability, rising inflation and monetary supply shifts, rising interest rates, supply chain constraints, labor shortages, declines in consumer confidence, declines in economic growth, increases in unemployment rates, recession risks and uncertainty about economic stability. For instance, ongoing instability and current conflicts in global markets, including in Eastern Europe, the Middle East and Asia, and the potential for other conflicts and future terrorist activities, as well as other recent geopolitical events throughout the world, including new or increased tariffs and potential trade wars, have created and may continue to create economic and political uncertainties and impacts that could have a material adverse effect on our business, operations, and profitability. We have not experienced, and do not anticipate, any disruption in our supply chain or other business operations due to the ongoing conflicts in Ukraine, Israel and the Middle East. As these conflicts expand or contract, diminished sales would have little or no impact on our financial position, while increased sales would be reflected in increased revenue. Sanctions imposed by the United States and other countries in response to military conflicts, including the ones in Ukraine and Iran, may also adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability. If credit in financial markets outside of the United States tightened, it could adversely affect the ability of our international customers and suppliers to obtain financing and could result in a decrease in or cancellation of orders for our products, systems and services or impact the ability of our customers to make payments. However, notwithstanding our current and anticipated position, these types of matters can cause uncertainty in financial markets and may significantly increase the political, economic and social instability in geographic areas in which we operate now or may operate in the future. The extent of the impact of these conditions on our operational and financial performance, including our ability to execute our business strategies and initiatives in the expected timeframe, as well as that of third parties upon whom we rely, will depend on future developments which are uncertain and cannot be predicted. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current suppliers or other partners may not survive an economic downturn, which could directly affect our ability to attain our operating goals on schedule and on budget.

We may face unknown supply chain issues that could delay the development or introduction of our products and negatively impact our business and operating results.

We are reliant on third-party suppliers for components necessary to develop and manufacture our quantum computing solutions. Any of the following factors (and others) could have an adverse impact on the availability of these components:

•        our inability to enter into agreements with suppliers on commercially reasonable terms, or at all;

•        difficulties of suppliers ramping up their supply of materials to meet our requirements;

•        a significant increase in the price of one or more components, including due to industry consolidation occurring within one or more component supplier markets or as a result of decreased production capacity at manufacturers;

•        any reductions or interruption in supply, including disruptions to our global supply chain as a result of ongoing global military conflicts and wars and sanctions related thereto (including as a result of disruptions in global shipping, the transport of products, energy supply, cybersecurity incidents and banking systems as well as our ability to control input costs) or otherwise;

•        financial problems of either manufacturers or component suppliers;

•        significantly increased freight charges, raw material costs, rising electrical power costs and other expenses associated with our business;

•        a failure to develop our supply chain management capabilities and recruit and retain qualified professionals;

•        a failure to adequately authorize procurement of inventory by our contract manufacturers;

•        a failure to appropriately cancel, reschedule or adjust our requirements based on our business needs or

•        other factors beyond our control or which we do not presently anticipate.

If any of the aforementioned factors were to materialize, it could negatively impact our research and development efforts or cause us to halt production of our quantum computing solutions and/or entail higher manufacturing costs, any of which could materially adversely affect our business, operating results, and financial condition and could materially damage customer relationships.

Even if we are successful in developing chips and solutions to support quantum computing systems and executing our strategy, competitors in the industry may achieve technological breakthroughs which render our quantum computing chips and solutions obsolete or inferior to other products.

Our continued growth and success depend on our ability to innovate and develop quantum computing technology in a timely manner and effectively market these products. Without timely innovation and development, our quantum computing solutions could be rendered obsolete or less competitive by changing customer preferences or because of the introduction of a competitor’s newer technologies. Competing solutions, including room-temperature analog control systems, cryogenic CMOS-based architectures, alternative superconducting technologies including Adiabatic Quantum Flux Parametron (AQFP) or other SFQ logic, or other emerging technologies, may achieve similar objectives through different means, or using other emerging qubit modalities not compatible with our quantum computing solutions. These could be developed in-house by our customers or competing companies in the market. We believe that many competing technologies will require a technological breakthrough in one or more problems related to science, fundamental physics or manufacturing. While it is uncertain whether such technological breakthroughs will occur in the next several years, that does not preclude the possibility that such technological breakthroughs could eventually occur. Any technological breakthroughs which render our technology obsolete or inferior to other products, could have a material effect on our business, financial condition or results of operations.

We may be unable to reduce the cost of developing our chips, firmware, software and integration solutions, which may prevent us from pricing our quantum systems competitively.

The success of our business is dependent upon the cost per qubit decreasing over the next several years as our chips, firmware, software and integration solutions advance, which is based on achieving anticipated economies of scale related to demand for our customer’s quantum computer systems, technological innovation and negotiations with third parties. If we do not achieve economies of scale or if the anticipated cost savings do not materialize, we may be unable to achieve a lower cost per qubit, which would make our quantum computing solution less competitive than those produced by our competitors and could have a material adverse effect on our business, financial condition or results of operations. Due to macroeconomic conditions, we have experienced and may continue to experience increased costs, including with respect to labor and products.

The quantum computing industry is in its early stages and volatile, and if it does not develop, if it develops slower than we expect, if it develops in a manner that does not require use of our quantum computing solutions, if it encounters negative publicity or if our solution does not drive commercial engagement, the growth of our business will be harmed.

The nascent market for quantum computers is still rapidly evolving, characterized by rapidly changing technologies, evolving architectures, uncertain commercial timelines, competitive pricing and competitive factors, evolving government regulation and industry standards, and changing customer demands and behaviors. If demand for quantum computers in general does not develop as expected, or develops more slowly than expected, our business, prospects, financial condition and operating results would be harmed. In addition, our growth and future demand for our products is highly dependent upon the adoption by developers and integrators and customers of quantum computers, as well as on our ability to demonstrate the value of quantum computing to our customers. Delays in future generations of our quantum computers or technical failures at other quantum computing companies could limit acceptance of our solutions. Negative publicity concerning our solutions or the quantum computing industry as a whole could limit acceptance of our solutions. We believe quantum computing will solve many large-scale problems. However, such problems may never be solvable by quantum computing technology. If our clients and partners do not perceive the benefits of our solutions, or if our solutions do not drive member engagement, then demand for our products may not develop at all, or it may develop more slowly than we expect. If any of these events occur, it could have a material adverse effect on our business, financial condition or results of operations.

If we cannot successfully execute our strategy, including in response to changing customer needs and new technologies and other market requirements, or achieve our objectives in a timely manner, our business, financial condition and results of operations could be harmed.

The quantum computing market is characterized by rapid technological change, changing user requirements, uncertain product lifecycles and evolving industry standards. We believe that the pace of innovation will continue to accelerate as technology changes and different approaches to quantum computing mature on a broad range of factors, including system architecture, error correction, performance and scale, ease of programming, user experience, markets addressed, types of data processed, and data governance and regulatory compliance. Our future success depends on our ability to continue to innovate and increase customer adoption of our quantum computing solutions. If we are unable to enhance quantum computing systems utilizing our quantum computing solutions, to keep pace with these rapidly evolving customer requirements, or if new technologies emerge that are able to deliver competitive products at lower prices, more efficiently, with better functionality, more conveniently, or more securely than our platform, our business, financial condition and results of operations could be adversely affected.

We are highly dependent on our ability to attract and retain senior executive leadership and other key employees, such as quantum physicists, software engineers and other key technical employees, which is critical to our success. If we fail to retain talented, highly qualified senior management, engineers and other key employees or attract them when needed, such a failure could negatively impact our business.

Our future success is highly dependent on our ability to attract and retain our executive officers, key employees and other qualified personnel. As we build our brand and become more well-known, there is an increased risk that competitors or other companies may seek to hire our personnel. The loss of the services provided by these individuals will have an adverse impact on the achievement of our business strategy. These individuals could leave our employment at any time, as they are “at will” employees. A loss of a member of senior management, or an engineer or other key employee particularly to a competitor, could also place us at a competitive disadvantage. Effective succession planning is also important to our long-term success and may cause disruption to our business due to, among other things, diverting management’s attention away from the operations of the business or causing a deterioration in morale. Failure to ensure effective transfer of knowledge and smooth transitions involving key employees could hinder our strategic planning and execution. The market for highly skilled workers and leaders in the quantum computing industry is extremely competitive. In particular, hiring qualified personnel specializing in supply chain management, engineering and sales, as well as other technical staff and research and development personnel is critical to our business and the development of our quantum computing systems. Some of these professionals are hard to find and we may encounter significant competition in our efforts to hire them. Many of the other companies with which we compete for qualified personnel have greater financial and other resources than we do. The effective operation of our supply chain, including the acquisition of critical components and materials, the development and commercialization of our quantum computing technologies and the effective operation of our managerial and operating systems all depend upon our ability to attract, train and retain qualified personnel in the aforementioned specialties. Additionally, changes in immigration and work permit laws and regulations or the administration or interpretation of such laws or regulations could impair our ability to attract and retain highly qualified employees. If we cannot attract, train and retain qualified personnel in this competitive environment, we may experience delays in the development of our quantum computing technologies and otherwise be unable to develop and grow our business as projected, or even at all.

Our future growth and success depends on our ability to sell effectively to government entities and large enterprises.

Our potential customers include to be government agencies and large enterprises. Therefore, our future success will depend on our ability to effectively sell our products to such customers. Sales to these end-customers involve risks that may not be present (or that are present to a lesser extent) with sales to non-governmental agencies or smaller customers. These risks include, but are not limited to, (i) increased purchasing power and leverage held by such customers in negotiating contractual arrangements with us and (ii) longer, uncertain sales cycles and the associated risk that substantial time and resources may be spent on a potential end-customer that elects not to purchase our solutions. Sales to government agencies are often fixed fee development contracts, which involve additional risks. In addition, government contracts generally include the ability of government agencies to terminate early which, if exercised, would result in a lower contract value and lower than anticipated revenues generated by such arrangements. Government agencies and large organizations often undertake a significant evaluation process that results in a lengthy sales cycle. Our contracts with government agencies are typically structured in phases, with each phase subject to satisfaction of certain conditions. As a result, the actual scope of work performed pursuant to any such contracts, in addition to related contract revenue, could be less than total contract value. In addition, product purchases by such organizations are frequently subject to budget constraints, multiple approvals and unanticipated administrative, processing and other delays. Finally, these organizations typically have longer implementation cycles, require greater product functionality and scalability, require a broader range of services, demand that vendors take on a larger share of risks, require acceptance provisions that can lead to a delay in revenue recognition and expect greater payment flexibility. All of these factors can add further risk to business conducted with these potential customers and could lead to lower revenue results than originally anticipated.

We may not be able to accurately estimate the future supply and demand for our chips, firmware, software and integration solutions and services, which could result in a variety of inefficiencies in our business and hinder our ability to generate revenue. If we fail to accurately predict our manufacturing requirements, we could incur additional costs or experience delays.

It is difficult to predict our future revenues and appropriately budget for our expenses, and we may have limited insight into trends that may emerge and affect our business. We anticipate being required to provide forecasts of our demand to our current and future suppliers prior to the scheduled delivery of products to potential customers. Currently, there is no historical basis for making judgments on the demand for our products and services or our ability to develop, manufacture, and deliver such products and services, or our profitability, if any, in the future. If we overestimate our requirements, our suppliers may have excess inventory, which indirectly would increase our costs. If we underestimate our requirements, our suppliers may have inadequate inventory, which could interrupt the manufacturing of our products and result in delays in shipments and revenues. In addition, the lead times for materials and components that our suppliers order may vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. If we fail to order sufficient quantities of product components in a timely manner, the delivery of quantum computers to our potential customers could be delayed, which would harm our business, financial condition and operating results.

Our quantum computing chips and supporting software and firmware may not be compatible with some or all industry-standard software and hardware in the future, which could harm our business.

We have focused our efforts on creating quantum computing chips and supporting software and firmware. The industry is rapidly evolving, and customers have many choices for programming languages, application libraries, APIs, and software development kits (“SDKs”), some of which may not be compatible with our software and firmware platform. Our quantum computing solutions are designed today to be compatible with most major quantum software development kits, including Qiskit and OpenQASM, all of which are open source. If a proprietary (not open source) software toolset became the standard for quantum application development in the future by a competitor, usage of our software and firmware might be limited as a result which would have a negative impact on us. Similarly, if a piece of hardware became a necessary component for quantum computing (for instance, quantum networking) and we cannot integrate with it the result might have a negative impact on us. If our customers are unable to achieve compatibility between other software and hardware, including their own internally developed software and hardware, and our software and firmware, it could impact our relationships with such customers or with other customers, generally, if the incompatibility is more widespread. In addition, the mere announcement of an incompatibility problem relating to our products with higher level software tools could cause us to suffer reputational harm and/or lead to a loss of customers. Any adverse impacts from the incompatibility of our quantum computing solutions could adversely affect our business, operating results and financial condition.

We depend on a limited number of strategic customers and partners, and if we are unable to maintain our current strategic partnerships or develop future collaborative partnerships, our future growth and development could be negatively impacted.

We rely on our current collaborative partners and third parties, including, but not limited to, IBM, Nvidia, Rigetti, and IQM, and may rely heavily on future, additional collaborative partners and third parties to develop key, relevant algorithms and programming to make our quantum computing technology commercially viable. Given our dependence on a limited number of quantum system developers, integrators and strategic partners, the loss of, or a significant reduction in business from, any of our key customers or partners could have a disproportionate adverse effect on our business and financial results. As a result, delays, cancellations, or adverse changes in our relationships with any of these customers or partners could materially and adversely impact our business progress, revenue, and financial condition.

We depend on government-funded programs and initiatives for certain development and validation activities, and changes to or termination of such programs could adversely affect our business, financial condition, and results of operations.

Certain of our development and validation activities are conducted pursuant to, or otherwise involve, government-sponsored programs and initiatives. Funding for these programs is subject to the political, budgetary, and administrative discretion of government authorities at the federal, state, and local levels. Government funding priorities may shift due to changes in political leadership, evolving policy objectives, macroeconomic conditions, or competing budgetary demands. There can be no assurance that current levels of government funding will be maintained or that the programs upon which we rely will continue to exist in their current form, if at all.

Government-sponsored programs are also subject to extensive regulatory and compliance requirements, audits, and oversight, which may impose administrative burdens on our operations and increase our costs. Our failure to comply with applicable requirements could result in the suspension or termination of our participation in such programs, the imposition of penalties, or reputational harm.

If government funding for the programs upon which we depend is reduced, delayed, or eliminated, or if such programs are restructured, curtailed, or discontinued, we may be required to seek alternative sources of funding or support, which may not be available on commercially reasonable terms or at all. Any such reduction or discontinuation could delay or impair our development and validation activities, increase our costs, and have a material adverse effect on our business, financial condition, and results of operations.

If our information technology systems or data, or those of third parties upon which we rely, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions, litigation, fines and penalties, disruptions of our business operations, reputational harm, loss of revenue or profits, loss of customers or sales, loss of intellectual property or other confidential business information, or other adverse consequences which may adversely affect our business.

In the ordinary course of our business, we and the third parties upon which we rely, collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, process), proprietary, confidential, and sensitive data, including personal data, intellectual property, controlled unclassified information and trade secrets (collectively, sensitive information). Cybersecurity incidents such as malicious internet-based activity, online and offline fraud, denial-of-service attacks, ransomware attacks, business email compromises, computer malware, viruses, and social engineering (including through deep fakes or other attacks using artificial intelligence which may be increasingly more difficult to identify as fake, and phishing attacks) as well as natural disasters and other similar activities threaten the confidentiality, integrity, and availability of our sensitive information and information technology systems, and those of the third parties upon which we rely.

Such threats are prevalent in the technology industry and our customers’ industries and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors. The techniques may be used to sabotage or to obtain unauthorized access to our platform, systems, networks, or physical facilities where our quantum computers are stored, and we may be unable to implement adequate preventative measures or stop cybersecurity incidents from occurring or expanding in scope. U.S. law enforcement agencies have indicated to us that quantum computing technology is of particular interest to certain malicious cyber threat actors, including nation-state-supported actors. In addition, our cybersecurity risk could be increased as a result of the ongoing military conflicts including those in Ukraine, Israel and the Middle East as well as the related sanctions imposed against aggressor nations involved in such conflicts.

During times of war and other major conflicts, we and the third parties upon which we rely, may be vulnerable to a heightened risk of cybersecurity incidents, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, our third-party information systems, supply chain, and ability to produce, sell and distribute our quantum computers. We and the third parties upon which we rely are subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks (such as credential stuffing), credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, and other similar threats. In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Remote work has become more common and has increased risks to our information technology systems and data, as more of our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations. In addition, future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

We rely on third-party service providers and technologies to operate critical business systems to process sensitive information in a variety of contexts. These providers may also experience cybersecurity incidents and attacks to their products which may impact our systems. Cybersecurity incidents may also result from non-technical means, such as actions by an employee with access to our systems. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If our third-party service providers experience a cybersecurity incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. We may expend significant resources or modify our business activities to try to protect against security incidents. Certain data privacy and security obligations may require us to implement and maintain specific security measures to protect our information technology systems and sensitive information. While we and our third-party cloud providers have implemented security measures designed to protect against cybersecurity incidents, there can be no assurance that these measures will be effective and these measures could fail or may be insufficient. Although we take steps designed to detect, mitigate, and remediate vulnerabilities in our information systems (such as our hardware and/or software, including that of third parties upon which we rely), but we may not be able to detect and remediate all vulnerabilities on a timely basis because the threats and techniques used to exploit the vulnerability change frequently and are often sophisticated in nature. Therefore, such vulnerabilities could be exploited but may not be detected until after a cybersecurity incident has occurred.

In addition, applicable data privacy and security obligations may require us to notify relevant stakeholders, including affected individuals, customers, regulators, and investors of cybersecurity incidents. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences. Actual or perceived cybersecurity incidents affecting sensitive information about us, our partners, our customers or third parties could expose us and the parties affected to a risk of loss or misuse of this information, resulting in litigation and potential liability, paying damages, regulatory inquiries or actions, damage to our brand and reputation or other harm to our business. Our efforts to prevent and overcome these challenges could increase our expenses and may not be successful. If we fail to detect or remediate a cybersecurity incident in a timely manner, or it otherwise affects our customers or impacts our ability to operate our platform, we may experience adverse consequences, such as government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; material damage to our reputation; monetary fund diversions; diversions of management attention; interruptions in our operations (including availability of data); financial loss; and other similar harms. Cybersecurity incidents and attendant consequences may cause customers to stop purchasing our products, deter new customers, and negatively impact our ability to grow and operate our business. Cybersecurity incidents also may result in current or future competitors obtaining sensitive information, including proprietary information. Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims. In addition to experiencing a cybersecurity incident, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveal competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position.

Unfavorable conditions in our industry or the global economy could limit our ability to grow our business and negatively affect our results of operations.

Our results of operations have varied and may continue to vary based in part on the impact of changes in our industry or the global economy on us or our customers and potential customers. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, inflation, financial and credit market fluctuations, international trade relations and tariffs, pandemics, political turmoil, natural catastrophes, warfare, and terrorist attacks on the United States or elsewhere, could cause a decrease in business investments, including the progress on development of quantum technologies, and negatively affect the growth of our business. In addition, in challenging economic times, our current or potential future customers may experience cash flow problems and as a result may modify, delay or cancel plans to purchase our products. Additionally, if our customers are not successful in generating sufficient revenue or are unable to secure financing, they may not be able to pay, or may delay payment of, accounts receivable. Moreover, our key suppliers may reduce their output or become insolvent, thereby adversely impacting our ability to execute our research and development plans or manufacture our products. Furthermore, uncertain economic conditions may make it more difficult for us to raise funds through borrowings or private or public sales of debt or equity securities. We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry.

Government actions and regulations, such as tariffs and trade protection measures, may limit our ability to obtain products from our suppliers or sell our products and services to customers. Political challenges between the United States and countries in which our suppliers are located, and changes to trade policies, including tariff rates and customs duties, trade relations between the United States and those countries and other macroeconomic issues could adversely impact our business. The United States administration has announced tariffs on certain products imported into the United States, and some countries have imposed tariffs in response to the actions of the United States. There is also a possibility of future tariffs, trade protection measures or other restrictions imposed on our products or on our customers by the United States or other countries that could have a material adverse effect on our business. Our technology may be deemed a matter of national security and as such our customer base may be tightly restricted. We may accept government grants that place restrictions on our ability to operate.

Unstable market and economic conditions have had and may continue to have serious adverse consequences on our business and financial condition.

At times in the past, the global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, increases in inflation rates, higher interest rates, bank failures and uncertainty about economic stability. Any volatility or disruptions in market and economic conditions may have adverse consequences on us or the third parties on whom we rely. If general economic conditions were to deteriorate or remain uncertain for an extended period, our liquidity may be harmed. If the equity and credit markets deteriorate, including as a result of political unrest or war, it may make any necessary financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive, and we could be forced to delay, reduce or eliminate our research and development programs and other efforts. Increased inflation rates have and are expected to adversely affect us by increasing our costs, including labor and employee benefit costs, and costs for equipment and system components associated with system development. In addition, higher inflation could also increase our customers’ operating costs, which could result in reduced budgets for our customers and potentially less demand for our systems. Any significant increases in inflation and related increase in interest rates could have a material adverse effect on our business, results of operations and financial condition. If in the future a financial institution in which we hold funds fails or is subject to significant adverse conditions in the financial or credit markets, we could be subject to a risk of loss of all or a portion of such uninsured funds or be subject to a delay in accessing all or a portion of such uninsured funds. Any such loss or lack of access to these funds could adversely impact our short-term liquidity and ability to meet our operating expense obligations. Further, these events may make financings more difficult to obtain, and additional financing might not be available on reasonable terms, if at all; difficulties obtaining financing could have a material adverse effect on our financial condition, as well as our ability to continue to grow our operations.

Our business and financial performance could be adversely affected by inflation.

Until recently, the inflation rate has generally been low in the geographies where we operate. However, recently, the inflation rate in the United States reached a 40-year high, primarily as a result of higher energy costs and global supply chain disruptions. In the event of a significant increase in consumer prices, particularly over an extended period of time, customer demand for our products and services could be adversely affected and we could experience lower than expected sales. In addition, if any of our suppliers implemented price increases in response to higher raw material, labor, and energy costs or otherwise, we may not be able to pass along such price increased to our customers and our profitability may be reduced. The occurrence of any of these events could have a material adverse effect on our business, financial condition, and results of operations.

Our facilities or operations could be damaged or adversely affected as a result of prolonged power outages, natural disasters and other catastrophic events.

Our facilities or operations could be adversely affected by power outages as well as events outside of our control, such as natural disasters and other calamities. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss resulting from such natural disasters, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause delays in development and fabrication, the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services. A significant power outage may disrupt our operations and could have a material adverse impact on our business, financial condition, results of operations and cash flows.

Our international sales and operations subject us to additional risks and costs that could adversely affect our business, financial condition, revenues, results of operations or cash flows.

We are continuing to expand our international operations as part of our growth strategy. However, there are a variety of risks and costs associated with our international sales and operations, which include making investments prior to the sales or use of our quantum computing chips, firmware and software, the cost of conducting our business internationally and hiring and training international employees and the costs associated with complying with local law. Furthermore, we cannot predict the rate at which our products will be accepted in international markets by potential customers. As our international operations expand, our exposure to the effects of fluctuations in currency exchange rates grows. While we have primarily transacted with customers in U.S. dollars historically, we expect to continue to expand the number of transactions with our customers that are denominated in foreign currencies in the future. Additionally, fluctuations in the value of the U.S. dollar and foreign currencies may make our products and services more expensive for international customers, which could harm our business. Additionally, we incur expenses for employee compensation and other operating expenses for our non-U.S. employees in the local currency for such locations. Fluctuations in the exchange rates between the U.S. dollar and other currencies could result in an increase to the U.S. dollar equivalent of such expenses. These fluctuations could cause our results of operations to differ from our expectations or the expectations of our investors. Additionally, such foreign currency exchange rate fluctuations could make it more difficult to detect underlying trends in our business and results of operations. We may attempt to mitigate a portion of these risks through foreign currency hedging based on our judgment of the appropriate trade-offs among risk, opportunity, and exposure. Any future hedging activities may not offset the full, or in some cases any, adverse financial impact resulting from unfavorable movement in foreign currency exchange rates, which could adversely affect our financial condition and results of operations.

Our international operations may subject us to greater than anticipated tax liabilities.

The amount of taxes we may pay in different jurisdictions depends on the application of the tax laws of various jurisdictions, including the United States, to our international business activities, changes in tax rates, new or revised tax laws or interpretations of existing tax laws and policies, and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for pricing intercompany transactions pursuant to any future intercompany arrangement or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows, and lower overall profitability of our operations. Our consolidated financial statements could fail to reflect adequate reserves to cover such a contingency. Similarly, a taxing authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions.

Risks Related to Litigation and Government Regulation

We are subject to stringent and evolving U.S. state, federal and foreign laws, regulations and rules, contractual obligations, industry standards, policies and other obligations related to privacy, data use and security. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and otherwise, could adversely affect us and our business.

In the ordinary course of business, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, “process”) personal data and other sensitive information, including proprietary and confidential business data, trade secrets, and intellectual property. We are, therefore, subject to numerous data privacy and security obligations, such as state and federal laws and regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations related to privacy, data use and security. In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). In the past few years, numerous U.S. states-including California, Virginia, Colorado, Connecticut, and Utah-have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the California Consumer Privacy Act amended by the California Privacy Rights Act of 2020 (“CCPA”), applies to personal data of consumers, business representatives, and employees who are California residents, and requires businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights. The CCPA provides for fines of up to $7,500 per intentional violation and allows private litigants affected by certain data breaches to recover significant statutory damages. Similar laws are being considered in several other states, as well as at the federal and local levels. These developments further complicate compliance efforts, and increase legal risk and compliance costs for us, and the third parties upon whom we rely.

Our employees and personnel use generative AI technologies to perform their work, and the disclosure and use of personal information in generative AI technologies is subject to various privacy laws and other privacy obligations. Additionally, several states and localities have enacted measures related to the use of AI and machine learning in products and services. These developments may further complicate compliance efforts, and may increase legal risk and compliance costs for us, the third parties upon whom we rely, and our customers.

Outside of the United States, foreign governments are raising similar privacy and data security concerns. In particular, the United Kingdom’s GDPR (“UK GDPR”) imposes strict requirements for processing personal data. For example, under the UK GDPR, companies may face temporary or definitive bans on data processing and other corrective actions; fines of up to 17.5 million pounds or 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests. In Canada, the Personal Information Protection and Electronic Documents Act (“PIPEDA”) and various related provincial laws, as well as Canada’s Anti-Spam Legislation (“CASL”), may apply to our operations. In the ordinary course of business, we may transfer personal data from the United Kingdom (UK), Canada, Australia and other jurisdictions to the United States or other countries. The UK and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the UK has significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it believes are inadequate. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the UK to the United States in compliance with law, such as the UK’s international data transfer addendum, these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States.

If there is no lawful manner for us to transfer personal data from the UK or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups.

We are also bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. For example, certain privacy laws, such as the UK GDPR and CCPA, require our customers to impose specific contractual restrictions on their service providers. We publish privacy policies, marketing materials and other statements, such as compliance with certain certifications or self-regulatory principles, regarding data privacy and security. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.

Obligations related to data privacy and security are quickly changing, becoming increasingly stringent, and creating regulatory uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources, which may necessitate changes to our services, information technologies, systems, and practices and to those of any third parties that process personal data on our behalf. In addition, these obligations may require us to change our business model. We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties on whom we rely may fail to comply with such obligations, which could negatively impact our business operations. If we or the third parties on which we rely fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we could face significant consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-action claims); additional reporting requirements and/or oversight; bans on processing personal data; orders to destroy or not use personal data; and imprisonment of company officials. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of customers; interruptions or stoppages in our business operations; interruptions or stoppages of data collection needed to train our algorithms; inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to our business model or operations.

We are subject to U.S. and foreign anti-corruption, anti-bribery and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, and other anti-bribery, and anti-corruption laws in countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, and their third-party intermediaries from authorizing, promising, offering, providing, soliciting, or accepting, directly or indirectly, improper payments or benefits to or from any person whether in the public or private sector. We may engage with partners and third-party intermediaries to market our services and to obtain necessary permits, licenses, and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, and of our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. We cannot provide any assurance that all of our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. Detecting, investigating, and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources, and attention from senior management. In addition, noncompliance with anti-corruption or anti-bribery laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties, injunctions, suspension or debarment from contracting with certain persons, reputational harm, adverse media coverage, and other collateral consequences.

We are subject to government export and import controls that could impair our ability to compete in international markets due to licensing requirements and subject us to liability if we are not in compliance with applicable laws.

Our products and technologies are subject to U.S. export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. U.S. export control and economic sanctions laws include restrictions or prohibitions on the sale or supply of certain products, technologies, and services to U.S. Government embargoed or sanctioned countries, governments, persons and entities. In addition, certain of our products and technology are subject to export licensing or approval requirements. Exports of our products and technology must be made in compliance with export control and sanctions laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges; fines, which may be imposed on us and responsible employees or managers; and, in extreme cases, the incarceration of responsible employees or managers. In addition, changes in our products or technologies or changes in applicable export or import laws and regulations may create delays in the introduction and sale of our products and technologies in international markets or, in some cases, prevent the export or import of our products and technologies to certain countries, governments or persons altogether. Any change in export or import laws and regulations, shift in the enforcement or scope of existing laws and regulations, or change in the countries, governments, persons or technologies targeted by such laws and regulations, could also result in decreased use of our products and technologies, or in our decreased ability to export or sell our products and technologies to existing or potential customers. Any decreased use of our products and technologies or limitation on our ability to export or sell our products and technologies would likely adversely affect our business, financial condition and results of operations. Further, the operation of our products within a fully operational quantum system may depend on products and technologies supplied by third parties. Changes in third party products or technologies or changes in applicable export or import laws and regulations may create delays in the introduction and sale of our products and technologies to customers or, in some cases, prevent sales of our products and technologies to certain countries, governments or persons altogether. Any change in export or import laws and regulations, shift in the enforcement or scope of existing laws and regulations, or change in the countries, governments, persons or technologies targeted by such laws and regulations, could also result in decreased use of our products and technologies, or in our decreased ability to sell our products and technologies to existing or potential customers.

Any decreased use of our products and technologies or limitation on our ability to sell our products and technologies would likely adversely affect our business, financial condition and results of operations. We expect to incur significant costs in complying with these regulations. Regulations related to quantum computing are currently evolving and we face risks associated with changes to these regulations.

Contracts with government entities subject us to risks, including early termination, audits, investigations, sanctions and penalties.

As part of our business strategy, we have entered into and may enter into additional contracts with state and/or federal government entities, which subject our business to statutes and regulations applicable to companies doing business with the government. These government contracts customarily contain provisions that give the government substantial rights and remedies, many of which are not typically found in commercial contracts and which are unfavorable to contractors. For instance, most U.S. government agencies include provisions that allow the government to unilaterally terminate or modify contracts for convenience, and in that event, the counterparty to the contract may generally recover only its incurred or committed costs and settlement expenses and profit on work completed prior to the termination. If the government terminates a contract for default, the defaulting party may be liable for any extra costs incurred by the government in procuring undelivered items from another source. In addition, government contracts normally contain additional requirements that may increase our costs of doing business, reduce our profits, and expose us to liability for failure to comply with these terms and conditions. These requirements could include, for example:

•        specialized disclosure and accounting requirements unique to government contracts;

•        financial and compliance audits of our cost structure, accounting controls and procedures and adequacy of our policies and systems;

•        granting the U.S. government certain rights to inventions, data, software codes and related material that we develop under government-funded contracts and subcontracts, which may permit the U.S. government to disclose or license this information to third parties, including, in some instances, our competitors;

•        requirements to fulfill certain government contracts ahead of our commercial contracts;

•        public disclosures of certain contract and company information;

•        mandatory security and privacy framework compliance requirements, including the handling of controlled unclassified information; and

•        mandatory socioeconomic compliance requirements, including labor requirements, non-discrimination and affirmative action programs and environmental compliance requirements.

Government contracts are also generally subject to greater scrutiny by the government than commercial contracts are by commercial customers. For example, government agencies can initiate reviews, audits and investigations regarding our compliance with government contract requirements. In addition, if we fail to comply with government contracting laws, regulations and contract requirements, our contracts may be subject to termination, and we may be subject to financial and/or other liability under our contracts, the Federal Civil False Claims Act (including treble damages and other penalties), or criminal law. In particular, the False Claims Act’s “whistleblower” provisions also allow private individuals, including present and former employees, to sue on behalf of the U.S. government. Any penalties, fines, suspension, or damages could adversely affect our ability to operate our business and our financial results. Responding to any investigation or action relating to government contracts could result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees. Our customers also include non-U.S. governments. Similar procurement, budgetary, contract, and audit risks that apply in the context of U.S. government contracting may also apply to our doing business with these entities. In addition, compliance with complex regulations and contracting provisions in a variety of jurisdictions can be expensive and consume significant management resources.

Our business is exposed to risks associated with litigation, investigations and regulatory proceedings.

We may in the future face legal, administrative and regulatory proceedings, claims, demands and/or investigations involving stockholder, consumer, competition and/or other issues relating to our business on a global basis. Litigation and regulatory proceedings are inherently uncertain, and adverse rulings could occur, including monetary damages, or an injunction stopping us from engaging in certain business practices, or requiring other remedies, such as compulsory licensing of patents. An unfavorable outcome or settlement may result in a material adverse impact on our business, results of operations, financial position and overall trends. In addition, regardless of the outcome, litigation can be costly, time-consuming, and disruptive to our operations. Any claims or litigation, even if fully indemnified or insured, could damage our reputation and make it more difficult to compete effectively or to obtain adequate insurance in the future. In addition, the laws and regulations our business is subject to are complex and change frequently. We may be required to incur significant expense to comply with changes in, or remedy violations of, these laws and regulations. Furthermore, while we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on recoverable amounts. Even if we believe a claim is covered by insurance, insurers may dispute our entitlement to recovery for a variety of potential reasons, which may affect the timing and, if the insurers prevail, the amount of our recovery.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to product liability claims, even those without merit, which could harm our business prospects, operating results, and financial condition. We may face an inherent risk of exposure to claims in the event our quantum computers do not perform as expected or malfunction. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our quantum computers and business and inhibit or prevent the commercialization of other future quantum computers, which would have material adverse effects on our brand, business, prospects and operating results. Our insurance coverage might not be sufficient to cover any or all potential product liability claims. Any lawsuit seeking significant monetary damages either in excess of our coverage, or outside of our coverage, may have a material adverse effect on our reputation, business and financial condition. We may not be able to secure additional product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our products and are forced to make a claim under our policy.

We are subject to requirements relating to environmental and safety regulations, which could adversely affect our business, results of operations and reputation.

We are subject to numerous federal, state and local environmental laws and regulations governing, among other things, solid and hazardous waste storage, treatment and disposal, and remediation of releases of hazardous materials. There are significant capital, operating and other costs associated with compliance with these environmental laws and regulations. Environmental laws and regulations may become more stringent in the future, which could increase costs of compliance or require us to manufacture with alternative technologies and materials. Federal, state and local authorities also regulate a variety of matters, including, but not limited to, health, safety and permitting in addition to the environmental matters discussed above. New legislation and regulations may require us to make material changes to our operations, resulting in significant increases to the cost of production. Our manufacturing process will have hazards such as but not limited to hazardous materials, machines with moving parts, and high voltage and/or high current electrical systems typical of large manufacturing equipment and related safety incidents. There may be safety incidents that damage machinery or product, slow or stop production, or harm employees. Consequences may include litigation, regulation, fines, increased insurance premiums, mandates to temporarily halt production, workers’ compensation claims, or other actions that impact our brand, finances, or ability to operate.

Changes in tax laws or regulations that are applied adversely to us may have a material adverse effect on our business, cash flow, financial condition, or results of operations.

New tax laws, statutes, rules, regulations, or ordinances could be enacted at any time. For instance, the Inflation Reduction Act imposes, among other rules, a 15% minimum tax on the book income of certain large corporations and a 1% excise tax on certain corporate stock repurchases. Further, existing tax laws, statutes, rules, regulations, or ordinances could be interpreted differently, changed, repealed, or modified at any time. Any such enactment, interpretation, change, repeal, or modification could adversely affect us, possibly with retroactive effect. In particular, changes in corporate tax rates, the realization of our net deferred tax assets, the taxation of foreign earnings, and the deductibility of expenses under the Tax Cuts and Jobs Act, as amended by the Coronavirus Aid, Relief, and Economic Security Act or any future tax reform legislation, could have a material impact on the value of our deferred tax assets, result in significant one-time charges, and increase our future tax expenses.

Risks Related to Intellectual Property

Any failure to obtain, maintain and protect our intellectual property rights could impair our ability to protect and commercialize our proprietary products and technology and cause us to lose our competitive advantage.

Our success depends, in significant part, on our ability to obtain, maintain, enforce and defend our intellectual property rights, including patents and trade secrets. We rely upon a combination of the intellectual property protections afforded by patent, copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as license agreements and other contractual protections, to establish, maintain and enforce rights in our proprietary technologies. In addition, we seek to protect our intellectual property rights through nondisclosure, confidentiality and invention assignment agreements with our employees, contractors, consultants, interns and through non-disclosure agreements with business partners and other third parties. However, we may not be able to prevent unauthorized use of our intellectual property. Our trade secrets may also be compromised, which could cause us to lose our competitive advantage. Third parties may attempt to copy or otherwise obtain, use or infringe our intellectual property. Monitoring and detecting unauthorized use of our intellectual property is difficult and costly, especially against much larger companies. The steps we have taken or will take to prevent infringement or misappropriation may not be sufficient. Any enforcement efforts we undertake, including litigation, could be time-consuming and expensive and could divert management’s attention, which could harm our business, results of operations, and financial condition. In addition, existing intellectual property laws and contractual remedies may afford less protection than needed to safeguard our intellectual property portfolio, and third parties may develop competitive offerings in a manner that leaves us with limited means to enforce our intellectual property rights against them. Patent, copyright, trademark and trade secret laws vary significantly throughout the world. A number of foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States. Therefore, our intellectual property rights may not be as strong or as easily enforced outside of the United States and efforts to protect against the unauthorized use of our intellectual property rights, technology and other proprietary rights may be more expensive and difficult outside of the United States. For many of our new applications, we are filing international patents in the most competition-sensitive jurisdictions, including Europe, Japan, China, Australia, Canada, which should reduce but not eliminate entirely the intellectual property risks. Failure to adequately protect our intellectual property rights could result in our competitors using our intellectual property to offer products, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue, which would adversely affect our business, financial condition and operating results.

Our inability to secure patent protection or enforce our patent rights could have a material adverse effect on our ability to prevent others from commercializing similar products or technology.

The application and registration of patents involve complex legal and factual questions. As a result, we cannot be certain that the patent applications that we file will result in patents being issued, or that our patents and any future patents that do issue will afford protection against competitors with similar technology. Numerous patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology, and this may make it difficult for us to obtain certain patent coverage on our own. Any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable. Furthermore, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that all foreign patent applications related to issued U.S. patents will be issued.

Even if our patent applications succeed, it is still uncertain whether these patents will be contested, circumvented, invalidated or limited in scope in the future. The rights granted under any issued patents may not provide us with meaningful protection or competitive advantages. The intellectual property rights of others could bar us from licensing and exploiting any patents that are issued from our pending applications, and the claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. In addition, patents issued to us may be infringed upon or designed around by others and others may obtain patents that it needs to be licensed or designed around, either of which would increase costs and may adversely affect our business, prospects, financial condition and operating results.

We may face or identify patent infringement and other intellectual property claims that could be costly to defend or pursue, result in injunctions and significant damage awards, or limit our ability to use certain key technologies in the future, all of which could harm our business.

Our success depends, in part, on our ability to develop and commercialize our products, services and technologies without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. However, we may not be aware that our products, services or technologies are infringing, misappropriating or otherwise violating third-party intellectual property rights and such third parties may bring claims alleging such infringement, misappropriation or violation.

For example, there may be issued patents of which we are unaware, held by third parties that, if found to be valid and enforceable, could be alleged to be infringed by our current or future products, services or technologies. Also, because patent applications can take years to issue and are often afforded confidentiality for some period of time, there may currently be pending applications, unknown to us, that later result in issued patents that could cover our current or future products, services or technologies. The strength of our defenses will depend on the rights asserted, the interpretation of these rights, and our ability to invalidate the asserted rights. However, we could be unsuccessful in advancing non-infringement and/or invalidity arguments in our defense.

Companies that have developed and are developing technology are often required to defend against litigation claims based on allegations of infringement, misappropriation or other violations of intellectual property rights. Our products, services or technologies may not be able to withstand third-party claims against their use. In addition, as compared to us, many companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. If a third party is able to obtain an injunction preventing us from using or accessing such third-party intellectual property rights, or if we cannot license or develop alternative technology for any infringing aspect of our business, we may be forced to limit or stop sales of our products, services or technologies or cease business activities related to such intellectual property. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. We cannot predict the outcome of lawsuits and cannot ensure that the results of any such actions will not have an adverse effect on our business, financial condition or results of operations. Even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results. Further, there could be public announcements of the intellectual property litigation, and if securities analysts, investors or others perceive the potential impact to be negative or risks to be substantial, it could have an adverse effect on the price of our common stock.

Any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, regardless of the merit of the claim or our defenses, may require us to do one or more of the following:

•        cease selling or using solutions or services that incorporate the intellectual property rights that allegedly infringe, misappropriate or violate the intellectual property of a third party;

•        make substantial payments for legal fees, settlement payments or other costs or damages;

•        obtain a license, which may not be available on reasonable terms or at all, to sell or use the relevant technology;

•        redesign the allegedly infringing solutions to avoid infringement, misappropriation or violation, which could be costly, time-consuming or impossible; or

•        indemnify third parties using our products or services.

The occurrence of infringement claims may grow as the market for our products, services and technologies grows. Accordingly, our exposure to damage resulting from infringement claims could increase and this could further exhaust our financial and management resources.

We rely on certain open-source software in the design of our quantum computing solutions. If licensing terms change, our business may be adversely affected.

Our circuit design process and certain aspects of our software and firmware development utilize some software licensed to us by third-party authors under “open-source” licenses and we expect to continue to utilize open-source software in the future. The use of open-source software may entail greater risks than the use of third-party commercial software, as open-source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. To the extent that our chip design depends upon the successful operation of the open-source software we use, any undetected errors or defects in this open-source software could prevent the deployment or impair the functionality of our chips, delay new solution introductions, result in a failure of our chips and injure our reputation. For example, undetected errors or defects in open-source software could render us vulnerable to breaches or security attacks, and, in conjunction, make our chip designs more vulnerable to competition.

Although we monitor our use of open-source software to avoid subjecting our software and firmware platform to conditions we do not intend to attach to such platform or our proprietary code, we cannot assure you that our processes for controlling such use will be effective. If we are held to have breached the terms of an open-source software license, we could be required to seek licenses from third parties to continue operating using our solution on terms that are not economically feasible, to re-engineer our solution or the supporting computational infrastructure to discontinue use of code, or to make generally available, in source code form, portions of our proprietary code. This could allow our competitors to create similar solutions with lower development effort and time and ultimately put us at a competitive disadvantage.

Some of our intellectual property has been or may be conceived or developed through government-funded research and thus may be subject to federal regulations providing for certain rights for the U.S. government or imposing certain obligations on us, such as a license to the U.S. government under such intellectual property, “march-in” rights, government purpose rights, certain reporting requirements and a preference for U.S.-based companies, and compliance with such regulations may limit our exclusive rights and our ability to contract with non-U.S. manufacturers.

As a result, the U.S. government may have certain rights to intellectual property embodied in our current or future product candidates pursuant to the Bayh-Dole Act of 1980, or the Patent and Trademark Law Amendments Act. These U.S. government rights include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the U.S. government has the right, under certain limited circumstances, to require the licensor to grant exclusive, partially exclusive or non-exclusive licenses to any of these inventions to a third party if it determines that (1) adequate steps have not been taken to commercialize the invention, (2) government action is necessary to meet public health or safety needs or (3) government action is necessary to meet requirements for public use under federal regulations (also referred to as “march-in” rights). The U.S. government also has the right to take title to these inventions if the licensor fails to disclose the invention to the government or fails to file an application to register the intellectual property within specified time limits. Intellectual property generated under a government funded program is also subject to certain reporting requirements, compliance with which may require us to expend substantial resources. In addition, the U.S. government requires that any products embodying any of these inventions or produced through the use of any of these inventions be manufactured substantially in the United States, and some of our license agreements require that we comply with this requirement. This preference for U.S. industry may be waived by the federal agency that provided the funding if the owner or assignee of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture the products substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible. To the extent any of our owned or licensed future intellectual property is also generated through the use of U.S. government funding, the provisions of the Bayh-Dole Act may similarly apply.

Our development of customer-specific integration solutions may create intellectual property constraints that limit our ability to adapt our integration solutions to another customer.

Our chip integration business requires the development of customer-specific integration solutions that may necessitate the creation of custom intellectual property. This custom intellectual property may be dependent on, or derived from, the background technology of our customers. As a result, we may face situations where we are limited by our use of customer intellectual property when attempting to adapt integration solutions developed for one customer to serve another customer’s needs. These constraints could limit our ability to leverage development work across multiple customer relationships, reduce our operational efficiency, increase our development costs for new customer engagements, and restrict our ability to enter into relationships with certain potential customers whose requirements may conflict with intellectual property restrictions arising from our existing customer relationships. Any of these outcomes could materially and adversely affect our business, results of operations, and financial condition.

Risks Related to Being a Public Company

An active trading market for our common stock may not develop or be sustained.

Prior to this offering, there has been no public market for our common stock. We have applied to list our common stock on Nasdaq under the symbol “SEQC.” There is no assurance that our common stock will be listed on Nasdaq. An active trading market for our shares may never develop or be sustained after the closing of this offering. In addition, the initial price for our common stock in this offering was determined through negotiations with the underwriters and may vary from the market price of our common stock after the closing of this offering. The lack of an active market may impair the value of your shares, your ability to sell your shares at the time you wish to sell them and the prices that you may obtain for your shares. Further, an inactive trading market for our shares may also impair our ability to raise capital by selling shares of our common stock or enter into strategic partnerships and transactions by issuing our shares of common stock as consideration. If an active trading market for our common stock does not develop, or is not sustained, you may not be able to sell your shares quickly or at the market price, or at all, and it may be difficult for you to sell your shares without depressing the market price for our common stock.

Additionally, in the event that our common stock is listed but is subsequently delisted, SEEQC could face significant material adverse consequences, including:

•        a limited availability of market quotations for our common stock;

•        reduced liquidity for our common stock;

•        to the extent that we do not qualify for any of the other penny stock exemptions from under the applicable provisions of Rule 3a51-1 under the Exchange Act, a determination that our common stock are “penny stocks” which will require brokers trading in our common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our common stock;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

The trading price of our common stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock after the closing of this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:

•        announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•        our ability to effectively manage our growth;

•        actual or anticipated variations in quarterly operating results;

•        our cash position;

•        our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

•        changes in the market valuations of similar companies;

•        overall performance of the equity markets;

•        sales of our common stock by us or our stockholders in the future;

•        low trading volume of our common stock, which may impair our ability to raise capital or enter into strategic collaborations and acquisitions by using our common stock as consideration;

•        changes in accounting practices;

•        ineffectiveness of our internal controls;

•        disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•        significant lawsuits, including patent or stockholder litigation;

•        general political and economic conditions; and

•        other events or factors, many of which are beyond our control.

In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors, as well as local or global socio-economic and political factors, including the conflicts in Ukraine, Israel and the Middle East, may negatively affect the market price of our common stock, regardless of our actual operating performance. If the market price of our common stock after the closing of this offering does not exceed the price you paid for them, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources.

We do not intend to pay dividends on our common stock so any returns will be limited to the value of our stock.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Furthermore, future debt or other financing arrangements may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Any return to stockholders will therefore be limited to the appreciation of their stock. See the section titled “Dividend Policy” for additional information.

A market for our common stock may not develop, which could adversely affect the liquidity and price of our shares.

The price of our common stock may fluctuate significantly due to general market and economic conditions. An active trading market for our common stock may never develop or, if developed, may not be sustained. In addition, the price of our common stock can vary due to general economic conditions and forecasts, our general business conditions and the release of our financial reports. Additionally, if our common stock are not listed on, or become delisted from, The Nasdaq Stock Market LLC, the New York Stock Exchange or the NYSE American for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our securities may be more limited than if they were quoted or listed on The Nasdaq Stock Market LLC, the New York Stock Exchange or the NYSE American. Investors may be unable to sell their our common stock unless a market can be established or sustained.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our equity incentive plans or otherwise, including in connection with the stock options of SEEQC, will dilute existing stockholders and may increase the number of our common stock eligible for resale, which could depress the market price of our shares.

We expect to issue additional capital stock that will result in dilution to all other stockholders. Certain individuals are entitled to receive additional shares of our common stock in connection with the Merger if certain earnout price conditions are met. Furthermore, the stock options and restricted stock units outstanding as of the effective time of the Merger will remain outstanding, subject to adjustments as necessary based on the Stock Split. To the extent these awards are exercised and settled, we will issue the underlying shares, which will result in dilution to our stockholders and increase the number of shares of our common stock eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such securities may be exercised could adversely affect the market price of our common stock.

We may seek additional capital through a combination of public and private equity offerings, debt financings and strategic partnerships and alliances. As part of our business strategy, we may acquire or make investments in companies, solutions or technologies and issue equity securities to pay for any such acquisition or investment. To the extent that we raise additional capital through the sale of equity, convertible debt securities or other equity-based derivative securities, your ownership interest will be diluted, the per share value of our common stock may decline and the terms of the securities may include liquidation or other preferences that may be senior to your rights as a holder of our common stock. Any indebtedness we incur would result in increased payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt and other operating restrictions that could adversely impact our ability to conduct our business. Any debt or additional equity financing that we raise may contain terms that are not favorable to us and holders of our common stock.

We cannot predict the size of future issuances of our common stock or securities convertible into our common stock or the effect, if any, that future issuances and sales of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

We are an “emerging growth company” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. While we remain an “emerging growth company,” we are permitted to, and plan to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting and reduced disclosure obligations regarding executive compensation.

In addition, Section 102(b)(1) of the JOBS Act exempts “emerging growth companies” from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to “non-emerging growth companies,” but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an “emerging growth company,” can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

We will remain an “emerging growth company” until the earlier of (i) the last day of the fiscal year (1) following the fifth anniversary of the consummation of the Merger, (2) in which we have total annual gross revenue of at least $1.235 billion, or (3) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates equaled or exceeded $700 million as of the end of that year’s second fiscal quarter, and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our share price may be more volatile.

We will incur increased costs and obligations as a result of being a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we no longer qualify as an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the JOBS Act, the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), Nasdaq listing requirements and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives, which may divert management’s attention from our focus on our business strategy and revenue-generating activities, which could prevent us from improving our business, results of operations and financial condition. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.

Furthermore, the need to establish and further develop the corporate infrastructure demanded of a public company may require us to make, and continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a publicly traded company. However, the measures we take may not be sufficient to satisfy our obligations as a publicly traded company. Pursuant to Section 404 of the Sarbanes-Oxley Act, we will be required to furnish a report by our management on our internal control over financial reporting beginning with our second filing of an Annual Report on Form 10-K with the SEC after we become a public company. However, while we remain an emerging growth company or smaller reporting company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 of the Sarbanes-Oxley Act within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing whether such controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. In addition, if we identify one or more material weaknesses as a result of this implementation and evaluation process, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

If we are unable to maintain an effective system of internal controls and compliance, our business and reputation could be adversely affected.

While we manage regulatory compliance by monitoring and evaluating our internal controls to ensure that we are in compliance with all relevant statutory and regulatory requirements, there can be no assurance that deficiencies in our internal controls and compliance will not continue to arise, or that we will be able to implement, and continue to maintain, adequate measures to rectify or mitigate any such deficiencies in a timely manner or at all. There are inherent limitations to the effectiveness of any system of controls and procedures, including the possibility of human error, the circumvention or overriding of the controls and procedures and reasonable resource constraints. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with our policies and procedures may deteriorate. As we continue to grow, there can be no assurance that there will be no instances of non-compliance with statutory requirements, which may subject us to regulatory action, including monetary penalties, which may in turn adversely affect our business and reputation.

We have identified material weaknesses in our internal control over financial reporting. If we fail to remediate the material weaknesses, or if we experience additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting or disclosure control in the future, we may be unable to produce accurate and timely financial statements or detect acts of fraud, which may adversely affect investor confidence in us, and, as a result, the value of our common stock, or result in delisting, sanctions or other penalties that could harm our business.

Prior to the consummation of this offering, we have been a private company. As a private company, we were not required to have designed or maintained an effective control environment as that of a public company under the rules and regulations of the SEC. As a public company, we are subject to the certification or attestation requirements of Section 404 (“Section 404”) of the Sarbanes-Oxley Act, we have identified material weaknesses in our internal control over financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

In connection with preparing our audited consolidated financial statements for the years ended December 31, 2025 and 2024, we identified control deficiencies in the design and operation of our internal control over financial reporting that constituted material weaknesses, which remain unremediated as of December 31, 2025. The material weaknesses identified in our internal controls related to (i) lack of formal policies, procedures and controls related to the design of internal controls over financial reporting including risk assessment and control activities for certain key financial reporting processes; (ii) general information technology controls that were not designed appropriately (access and system changes); and (iii) lack of sufficient accounting and finance personnel to perform appropriate segregation of duties in the preparation and review of key control activities.

We intend to implement near-term measures designed to improve our internal control over financial reporting and remediate these material weaknesses, including formalizing our processes and internal control documentation and strengthening supervisory reviews by our financial management; hiring additional qualified accounting and finance personnel and, engaging financial consultants to assist in the design and implementation of internal control over financial reporting and improving segregation of duties among accounting and finance personnel in the preparation and review of key control activities. We will also review and improve the design of our general information technology controls including managing user access and privileged access, managing changes in the information systems and segregation of duties. While we are implementing these measures, we cannot assure you that these efforts will remediate our material weaknesses in a timely manner, or at all, or prevent restatements of our financial statements in the future.

If we are unable to successfully remediate the existing material weaknesses in our internal control over financial reporting, the accuracy and timing of our financial reporting and the price of our common stock may be adversely affected, and we may be unable to maintain compliance with the applicable stock exchange listing requirements. Implementing any appropriate changes to our internal control over financial reporting may divert the attention of our management and employees, entail substantial costs to modify our existing processes and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal control over financial reporting, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business.

Section 404 requires that we include a report of management on, among other things, the effectiveness of our internal control over financial reporting in our second annual report on Form 10-K filed with the SEC and in each year thereafter. Our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company.” If we identify any additional material weaknesses in our internal control over financial reporting in the future, or if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could result in the restatement of our financial statements and cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets and harm our results of operations. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from The Nasdaq Stock Market LLC, the New York Stock Exchange or the NYSE American, as applicable, regulatory investigations and civil or criminal sanctions.

If we do not meet the expectations of equity research analysts, if they do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. If our results of operations are below the estimates or expectations of public market analysts and investors, the price of our common stock could decline. Moreover, the price of our common stock could decline if one or more securities analysts downgrade our common stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

A significant portion of our total outstanding shares are eligible to be sold into the market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market, or the perception in the market that the holders of a large number of stockholders intend to sell shares of our common stock, could reduce the market price of our common stock. After the closing of this offering, we will have            shares of common stock outstanding. This includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. Substantially all of the remaining            shares of common stock initially will be restricted as a result of securities laws, market standoff provisions or lock-up agreements, but will become eligible to be sold after the closing of this offering as described in the section titled “Shares Eligible for Future Sale.”

We intend to register all shares of common stock subject to equity awards issued or reserved for future issuance under our equity compensation plans on a registration statement on Form S-8. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates under Rule 144 under the Securities Act and the market standoff provisions and lock-up agreements described above. Any sales of securities by these stockholders could have a negative impact on the trading price of our common stock.

If you purchase common stock in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Net tangible book value represents the amount by which our total assets (net of goodwill, right-of-use operating lease assets and deferred offering costs) exceed our liabilities. Based on an assumed initial public

offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus), you will experience immediate dilution of $            per share as of            , 2026 representing the difference between our pro forma as adjusted net tangible book value per share, after giving effect to this offering and the assumed initial public offering price. This dilution is due to our investors who purchased shares prior to this offering having paid a price for their shares that is substantially less than the price offered to the public in this offering, as well as the exercise of stock options granted to our employees. To the extent any outstanding options are exercised, you will experience further dilution. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation. See the section titled “Dilution” for additional information.

Future sales, or the perception of future sales, by us or our stockholders in the public market after this offering could cause the market price for our common stock to decline.

The sale of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

In connection with the Merger Agreement with Allegro, we have agreed to register shares of our common stock to be issued or issuable as to certain Allegro stockholders upon consummation of the Merger pursuant to a shelf registration statement to be filed with the SEC no later than thirty (30) days following the date of the closing of the Merger. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of our common stock.

Pursuant to our 2026 Plan, which will become effective in connection with this offering, our management is authorized to grant stock options and other equity-based awards to our employees, directors and consultants. Additionally, the number of shares of our common stock reserved for issuance under our 2026 Plan will automatically increase on January 1 of each calendar year, beginning on January 1, 2027 and continuing through and including January 1, 2036, by 5% of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors. Unless our board of directors elects not to increase the number of shares available for future grant each year, our stockholders may experience additional dilution, which could cause our stock price to fall.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of our securities issued in connection with an investment or acquisition could constitute a material portion of the then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to our stockholders.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. We expect that we will use the net proceeds of this offering as set forth in the section titled “Use of Proceeds.” However, our use of these proceeds may differ substantially from our current plans. The failure by our management to apply these funds effectively could result in financial losses that could have a negative impact on our business, cause the price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

If the price of our common stock fluctuates after the this offering, you could lose a significant part of your investment.

The market price of our common stock could be subject to wide fluctuations in response to, among other things, the risk factors described in this prospectus, and other factors beyond our control, such as fluctuations in the valuation of companies perceived by investors to be comparable to us. Furthermore, the stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political, and market conditions, the occurrence of natural disasters, pandemics, geopolitical tensions, military conflicts, recessions, inflation, interest rate changes or international currency fluctuations, may negatively affect the market price of our common stock. In the past, many companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect at the completion of this offering could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our common stock.

Provisions of our amended and restated certificate of incorporation (“Certificate of Incorporation”) and amended and restated bylaws (“Bylaws”), which will become effective in connection with the consummation of the Merger, respectively, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws will:

•        permit our board of directors to issue up to            shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control);

•        provide that the authorized number of directors may be changed only by resolution of the board of directors;

•        provide that the board of directors or any individual director may only be removed with cause and the affirmative vote of the holders of at least 66-2/3% of the voting power of all of our then outstanding common stock;

•        provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•        divide our board of directors into three classes;

•        require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•        provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice;

•        do not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose; and

•        provide that special meetings of our stockholders may be called only by the Chairman of the board, our Chief Executive Officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

The amendment of any of these provisions, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require approval by the holders of at least 66-2/3% of our then-outstanding common stock.

In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law (“DGCL”). These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time. A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of this provision.

These and other provisions in our Certificate of Incorporation, Bylaws and Delaware law could make it more difficult or costly for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including delay or impede a merger, tender offer or proxy contest involving our company. The existence of these provisions could negatively affect the price of our common stock and limit opportunities for you to realize value in a corporate transaction.

For information regarding these and other provisions, see the section titled “Description of Capital Stock.”

The provision of our Certificate of Incorporation designating the Court of Chancery in the State of Delaware and the federal district courts of the United States as the exclusive forums for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.

Our Certificate of Incorporation, as will be in effect upon the closing of the Merger, will provide that, unless we consent in writing to the selection of an alternative forum, the Delaware Court of Chancery will be the sole and exclusive forum for: (1) any derivative action or proceeding brought on behalf of our company, (2) any action asserting a claim of breach of fiduciary duty owed by any director, officer, agent or other employee or stockholder of our company to us or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the DGCL, our Certificate of Incorporation or our Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (4) any action asserting a claim governed by the internal affairs doctrine, in each case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. It will further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolutions of any complaint asserting a cause of action arising under the Securities Act. The exclusive forum clauses described above shall not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the exclusive forum provisions in our Certificate of Incorporation.

Although we believe these provisions benefit us by providing increased consistency in the application of applicable law in the types of lawsuits to which they apply, the provisions may have the effect of discouraging lawsuits against our directors and officers and may limit a stockholder’s ability to bring a claim in a judicial forum it finds favorable for disputes with us or our directors, officers or employees. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings and there is uncertainty as to whether a court would enforce such provisions, in particular with respect to causes of action arising under the Securities Act. In addition, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. It is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our Certificate of Incorporation to be inapplicable or unenforceable in such action. If so, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Our common stock has a limited trading history and liquidity.

Our common stock has had limited trading volume to date. An active, liquid and orderly market for our common stock may not develop or be sustained, and investors may be unable to sell their shares at or above the offering price-or at all. The market price of our shares could be volatile due to changes in our operating performance, general market conditions, or factors beyond our control.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements are subject to substantial risks and uncertainties and are based on estimates and assumptions. All statements other than statements of historical facts, including statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, financing needs, plans or intentions relating to markets, and business trends and other information contained in this prospectus are forward-looking statements, including statements about:

•        our ability to grow and manage growth profitably;

•        our financial and business performance and business metrics;

•        the benefits of the Merger;

•        our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

•        the implementation, market acceptance and success of our business model;

•        our market opportunity and the potential growth of that market;

•        our ability to compete effectively in a competitive industry;

•        our ability to protect and enhance our corporate reputation and brand;

•        the impact from future regulatory, judicial, and legislative changes in our industry;

•        our ability to effect our growth strategies, and make acquisitions, form joint ventures or make investments in companies and technologies successfully; and

•        our future capital requirements and sources and uses of cash.

These statements are subject to known and unknown risks, uncertainties and assumptions that could cause actual results to differ materially from those projected or otherwise implied by the forward-looking statements. The following factors, among others, may cause actual results to differ materially from those expressed or implied in our forward-looking statements:

•        our ability to keep pace with technological advances and our dependance on advances in technology by other companies, many of which have substantially greater resources than we do;

•        our dependence on the continuing efforts of our key personnel and on our ability to attract and retain highly skilled personnel and senior management;

•        that we have identified material weaknesses in our internal control over financial reporting which, if not corrected, could affect the reliability of our consolidated financial statements;

•        the potential of quantum computing and estimated market size and market growth of quantum computing;

•        the success of our partnerships and collaborations;

•        our ability to accelerate our development of chip-based digital technologies, our superconducting foundry assets, chip, firmware and software capabilities;

•        customer concentration and the risk that a significant portion of our revenue currently depends on contracts with the public sector;

•        the outcome of any legal proceedings that may be instituted against us or others with respect to the Merger or other matters;

•        our ability to execute on our business strategy;

•        our financial performance, growth rate and market opportunity;

•        our ability to maintain the listing of our common stock on the Nasdaq, and the potential liquidity and trading of such securities;

•        the ability to recognize the anticipated benefits of the Merger, which may be affected by, among other things, competition, our ability to grow and manage growth profitably, maintain relationships with customers and suppliers and retain our management and key employees;

•        changes in applicable laws or regulations;

•        the sufficiency of our cash resources and our ability to raise additional capital;

•        unfavorable conditions in our industry, the global economy or global supply chain (including any supply chain

•        our success in retaining or recruiting, or changes required in, our officers, key employees or directors;

•        our ability to expand or maintain our existing customer base;

•        any disruptions or threatened disruptions to our relationships with our distributors, suppliers, customers and employees, including shortages in components for our products;

•        changes in the supply, demand and/or prices for our products and services and our ability to perform under existing contracts and obtain new contracts;

•        failure to develop new products or integrate new technology into current products;

•        our anticipated use of the net proceeds from this offering;

•        the accuracy of our estimates regarding expenses, future revenues, capital requirements and needs for additional financing; and

•        our expectations regarding the period during which we qualify as an emerging growth company and smaller reporting company.

In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “continue” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target” or “will” or the negative of these terms or other similar expressions intended to identify statements about the future. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements in this prospectus by these cautionary statements.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains statistical data, estimates and forecasts that are based on independent industry publications or other publicly available information, as well as other information based on our internal sources. While we believe the industry and market data included in this prospectus are reliable and are based on reasonable assumptions, these data involve many assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and other publicly available information. None of the industry publications referred to in this prospectus were prepared on our or on our affiliates’ behalf or at our expense. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

DIVIDEND POLICY

We have never declared or paid, and do not anticipate declaring or paying, in the foreseeable future, any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $            million (or approximately $            million if the underwriters exercise their option to purchase additional shares in full) from the sale of the shares of our common stock offered by us in this offering, assuming an initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $            million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each one million share increase (decrease) in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $            million, assuming that the assumed initial offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the initial price to the public or the number of shares by these amounts would have a material effect on the uses of the proceeds from this offering, although it may accelerate the time at which we will need to seek additional capital.

We intend to use the net proceeds from this offering for general corporate purposes. A portion of our net proceeds may be used for product development and capital expenditures as we continue to invest in our technology and business. Our management will have broad discretion in the application of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of those net proceeds. Pending these uses, we plan to invest these net proceeds in short-term, interest bearing obligations, investment-grade instruments, medium term securities, certificates of deposit or direct or guaranteed obligations of the United States.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and our capitalization as of March 31, 2026 as follows:

•        on an actual basis;

•        on a pro forma basis to give effect to the conversion of all outstanding shares of preferred stock into            shares of common stock, the 7.3359-for-1 stock split, and the issuance of            shares of our common stock in the Merger; and

•        on a pro forma as adjusted basis to give effect to (1) the pro forma items described immediately above, and (2) our sale of            shares of common stock in this offering at an assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses.

The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus, the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information contained in this prospectus.

As of March 31, 2026
	Actual	Pro Forma	Pro Forma as Adjusted(1)
(unaudited) (in thousands, except share and per share data)
Cash, cash equivalents and short-term investments	$	$	$
Stockholders’ equity:
Convertible preferred stock, par value $0.0001 per share; shares authorized, shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted

Common stock, par value $0.0001 per share;            shares authorized,            shares issued and outstanding, actual;            shares authorized, pro forma and pro forma as adjusted;            shares issued and outstanding, pro forma;            shares issued and outstanding, pro forma as adjusted

Additional paid-in capital
Accumulated other comprehensive income
Accumulated deficit
Total stockholders’ equity
Total capitalization	$	$	$

____________

(1)      Each $1.00 increase (decrease) in the assumed initial public offering price of our common stock of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash, cash equivalents, and investments, working capital, total assets, and total stockholders’ equity by approximately $            million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each 1,000,000 increase (decrease) in the number of shares offered by us, as set ort on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash, cash equivalents, and investments, working capital, total assets and total stockholders’ equity by approximately $            million, assuming no change in the assumed initial offering price per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ option to purchase additional shares is exercised in full, pro forma as adjusted cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization and shares of common stock outstanding would be $            million, $            million, $            million, $            million and            shares, respectively.

The number of shares of our common stock to be outstanding after this offering is based on            shares of our common stock outstanding as of            , 2026, assuming the conversion of all outstanding shares of preferred stock into            shares of common stock, after giving effect to the 7.3359-for-1 stock split (the “Stock Split”), and assuming the issuance of            shares of our common stock in the Merger, and excludes:

•                    shares of common stock issuable upon the exercise of stock options outstanding as of            , 2026, under our 2019 Plan, with a weighted-average exercise price of $            per share;

•                    shares of common stock reserved for future issuance under our 2026 Plan; and

•                    shares of common stock reserved for future issuance under our 2026 ESPP, which will become effective in connection with this offering.

Our 2026 Plan and 2026 ESPP provide for annual automatic increases in the number of shares reserved thereunder. See the section titled “Executive and Director Compensation — Equity Incentive Plans” for additional information.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value (deficit) per share of our common stock after this offering.

As of March 31, 2026, our historical net tangible book value (deficit) was $            million, or $            per share of our common stock. Our historical net tangible book value (deficit) per share represents the amount of our total tangible assets less our total liabilities and convertible preferred stock, which is not included in our stockholders’ deficit, divided by the total number of shares of common stock outstanding as of March 31, 2026.

After giving effect to the conversion of all our outstanding shares of convertible preferred stock into            shares of common stock in connection with the closing of the merger, the 7.3359-for-1 stock split, and the issuance of            shares of our common stock in the Merger, our pro forma net tangible book value as of March 31, 2026 would have been $            million, or $            per share of our common stock.

After giving further effect to the sale of            shares of our common stock that we are offering at the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses, our pro forma as adjusted net tangible book value as of March 31, 2026 would have been $            million, or $            per share. This amount represents an immediate increase in pro forma net tangible book value of $            per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $            per share to new investors participating in this offering.

We determine dilution per share to new investors by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of March 31, 2026	$
Pro forma increase in historical net tangible book value (deficit) per share
Pro forma net tangible book value per share as of March 31, 2026
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering
Pro forma as adjusted net tangible book value per share after this offering
Dilution per share to new investors participating in this offering		$

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by $            , and dilution in pro forma as adjusted net tangible book value per share to new investors by $            , in each case assuming that the number of shares we offer, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses. We may also increase or decrease the number of shares we are offering. Each one million share increase in the number of shares we offer would increase our pro forma as adjusted net tangible book value per share after this offering by $            and decrease the dilution to investors participating in this offering by $            per share, and each one million share decrease in the number of shares we offer would decrease our pro forma as adjusted net tangible book value per share after this offering by $            and increase the dilution to investors participating in this offering by $            per share, in each case assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discount and estimated offering expenses.

If the underwriters exercise their option to purchase up to            additional shares of our common stock in full in this offering, the pro forma as adjusted net tangible book value after the offering would be $            per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $            per share and the dilution per share to new investors would be $            per share, in each case assuming an initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

To the extent that outstanding options with an exercise price per share that is less than the pro forma as adjusted net tangible book value per share are exercised, or if any restricted stock units vest and settle, new investors will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2026, the number of shares of common stock purchased or to be purchased from us, the total consideration paid or to be paid to us in cash and the average price per share paid by existing stockholders for shares issued prior to this offering and the price to be paid by new investors in this offering. The calculation below is based on the assumed initial public offering price of $            per share, before deducting the underwriting discount and estimated offering expenses.

	Shares Purchased		Total Consideration		Weighted- Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
Investors participating in this offering
Total		100.0%		$100.0%

Each $1.00 increase in the assumed initial public offering price of $            per share would increase total consideration paid by new investors, total consideration paid by all stockholders and the weighted-average price per share paid by all stockholders by $            million, $            million and $            , respectively, while each $1.00 decrease in the assumed initial public offering price of $            per share, would decrease total consideration paid by new investors, total consideration paid by all stockholders and the average price per share paid by all stockholders by $            million, $            million and $            , respectively, and assuming the number of shares we offer, as set forth on the cover page of this prospectus, remains the same and before deducting the underwriting discount and estimated offering expenses.

Similarly, each one million share increase in the number of shares we offer, as set forth on the cover page of this prospectus, would increase the total consideration paid by investors participating in this offering, total consideration paid by all stockholders and the weighted-average price per share paid by all stockholders by $            million, $            million and $            , respectively, while each one million share decrease in the number of shares we offer, as set forth on the cover page of this prospectus, would decrease the total consideration paid by investors participating in this offering, total consideration paid by all stockholders and the weighted-average price per share paid by all stockholders by $            million, $            million and $            , respectively, assuming the assumed initial public offering price of $            per share remains the same, and after deducting the underwriting discount and estimated offering expenses.

Except as otherwise indicated, the discussion and the tables above assume no exercise of the underwriters’ option to purchase additional shares of our common stock and excludes:

•                    shares of common stock issuable upon the exercise of stock options outstanding as of            , 2026, under our 2019 Plan, with a weighted-average exercise price of $            per share;

•                    shares of common stock reserved for future issuance under our 2026 Plan; and

•                    shares of common stock reserved for future issuance under our 2026 ESPP, which will become effective in connection with this offering.

Our 2026 Plan and 2026 ESPP provide for annual automatic increases in the number of shares reserved thereunder. See the section titled “Executive and Director Compensation — Equity Incentive Plans” for additional information.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included elsewhere in this registration statement/prospectus. For the purpose of the discussion in this section, a 7.3359-for-1 stock split of SEEQC Common Stock has been assumed in this prospectus, and any references herein to the SEEQC Stock Split shall account for such assumption. In addition, as contemplated in the Merger Agreement, this section assumes the completion of a public offering of SEEQC Common Stock for aggregate proceeds of $75.0 million at an assumed public offering price of $6.50 per share.

On January 16, 2026, Allegro Merger Corp. (“Allegro”) entered into an Agreement and Plan of Merger (“Merger Agreement”) with, SeeQC, Inc., a Delaware corporation (“SEEQC”), and SEEQC Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of SEEQC (“Merger Sub”). Pursuant to the Merger Agreement, Allegro will merge with and into Merger Sub, with Allegro surviving the merger (the “Merger”). As a result of the Merger, Allegro will become a direct, wholly-owned subsidiary of SEEQC and the security holders of Allegro will become security holders of SEEQC.

Immediately prior to the effective time of the Merger (the “Effective Time”), all outstanding shares of preferred stock of SEEQC, par value $0.0001 per share (“SEEQC Preferred Stock”), will be mandatorily converted into shares of common stock of SEEQC, par value $0.0001 per share (“SEEQC Common Stock”), in accordance with the SEEQC’s Certificate of Incorporation (the “Certificate of Incorporation”) in effect immediately before the Effective Time (the “SEEQC Preferred Stock Conversion”). Immediately following the SEEQC Preferred Stock Conversion, but prior to the Effective Time, pursuant to an amendment to the Certificate of Incorporation, the outstanding shares of SEEQC Common Stock will be split, such that the holders of SEEQC Common Stock, as determined immediately following the SEEQC Preferred Stock Conversion but prior to the Effective Time, will hold, in the aggregate, 200,000,000 shares of SEEQC Common Stock (the “SEEQC Stock Split”), less the number of shares of SEEQC Common Stock issuable upon exercise, exchange or conversion of SEEQC’s derivative securities (after taking into account any adjustments to such securities as a result of the SEEQC Preferred Stock Conversion or the SEEQC Stock Split). The stock options (the “SEEQC Options”) and restricted stock units (the “SEEQC RSUs”) of SEEQC outstanding as of the Effective Time will remain outstanding, subject to adjustment as necessary based on the SEEQC Stock Split. SEEQC plans to list the SEEQC Common Stock to be issued in the Merger, including the shares issuable upon conversion of Allegro Rights (as defined below) and Allegro Warrants, on The Nasdaq Stock Market LLC, the New York Stock Exchange or the NYSE American under the symbol “SEQC”. SEEQC expects to submit an application for such listing prior to the consummation of the Merger.

At the Effective Time, each share of common stock of Allegro, par value $0.0001 per share (the “Allegro Common Stock”), and each right of Allegro (the “Allegro Rights”), that is issued and outstanding immediately before the Effective Time (other than shares held by Allegro, SEEQC or their subsidiaries and shares as to which statutory dissenter’s rights have been exercised) will be canceled and converted into and become the right to receive one share of SEEQC common stock (multiplied by 1/10th in the case of the Allegro Rights).

In connection with the Merger, Allegro is seeking to amend its redeemable common stock purchase warrants, each entitling the holder thereof to purchase one share of Allegro Common Stock at an exercise price of $11.50 (the “Allegro Warrants”), so that, immediately prior to the Effective Time, each outstanding Allegro Warrant will convert into the right to receive 0.1 of a share of SEEQC Common Stock (the “Allegro Warrant Amendment”). In the event that the Allegro Warrants are not amended and the Merger is consummated, SEEQC has agreed to assume them.

In connection with the execution of the Merger Agreement, SEEQC and Allegro entered into subscription agreements (“Subscription Agreements”) with certain investors (collectively, the “PIPE Investors”), pursuant to which Allegro will, substantially concurrently with, and contingent upon, the consummation of the Merger, issue shares of Allegro Common Stock to the PIPE Investors at a price of $5.00 per share (the “PIPE Shares”) and pre-funded common stock purchase warrants (the “Allegro Pre-Funded Warrants”) at a per share exercise price equal to $0.0001, for aggregate gross proceeds to Allegro of approximately $65.0 million (the “PIPE Investment”). The 12,400,000 PIPE Shares will be converted on one-for-one basis into shares of SEEQC Common Stock in connection with the Merger. The 600,000 Allegro Pre-Funded Warrants will be assumed by SEEQC, effective upon the Closing, on the same economic terms as their initial terms and will be exercisable for shares of SEEQC Common Stock. See Note 1 PIPE Investment for more information.

Prior to or substantially concurrently with the Closing, SEEQC expects to complete a public offering of SEEQC Common Stock in the amount of $75.0 million on a National Stock Exchange (the “Public Offering”). See Note 1 Public Offering for more information.

The following unaudited pro forma condensed combined financial information is based on Allegro’s historical financial statements and SEEQC’s historical consolidated financial statements, adjusted to give effect to the Merger, and related transactions, including other material events discussed in Note 1 of the accompanying notes, the Public Offering, and the PIPE Investment (collectively, the “Transactions”).

The unaudited pro forma condensed combined balance sheet combines the historical balance sheets of Allegro and SEEQC as of December 31, 2025, and depicts the accounting of the Merger and related transaction, including Other Material Events, the PIPE Investment (presented as “PIPE Investment” adjustments), and the Public Offering (presented as “Public Offering” adjustments) (collectively, “pro forma balance sheet transaction accounting adjustments”). The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025 combines the historical results of Allego and SEEQC for this period and depicts the pro forma balance sheet transaction accounting adjustments for the accounting of the Merger and related transactions, including Other Material Events, the PIPE Investment (presented as “PIPE Investment” adjustments), and Public Offering (presented as “Public Offering” adjustments) assuming that those adjustments were made as of January 1, 2025 (“pro forma statement of operations transaction accounting adjustments”). Collectively, pro forma balance sheet transaction accounting adjustments and pro forma statement of operations transaction accounting adjustments are referred to as “Transaction Accounting Adjustments.”

The unaudited pro forma condensed combined financial information has been derived from and should be read in conjunction with:

•        the accompanying notes to the unaudited pro forma condensed combined financial information;

•        our Form S-4 Registration Statement, filed with the SEC on           , 2026 and incorporated by reference, including the historical audited financial statements of Allegro as of and for the year ended December 31, 2025 and the related notes;

•        the historical audited consolidated financial statements of SEEQC as of and for the year ended December 31, 2025 and the related notes included elsewhere in this prospectus;

•        the existing Merger Agreement and related agreements, copies of which are attached to this prospectus as Exhibits; and

•        the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the other financial information relating to SEEQC included elsewhere in this registration statement/prospectus.

Appraisal Rights

In connection with the Merger, certain Allegro stockholders may be entitled to appraisal rights under Section 262 of the DGCL, which, if properly exercised, permit such stockholders to seek a judicial determination of the fair value of their shares and receive cash consideration in lieu of the Merger consideration. Pursuant to the Allegro Support Agreement, a majority of the Allegro stockholders have agreed to vote, or cause to be voted, in favor of all proposals necessary to effectuate the Merger and have waived any appraisal or dissenters’ rights under applicable law, including Section 262 of the DGCL. Consequently, only a minority of the holders of outstanding shares of Allegro Common Stock retain the ability to exercise statutory appraisal rights in connection with the Merger. Based on the foregoing, the unaudited pro forma condensed combined financial information does not reflect any adjustment for potential cash payments related to appraisal rights.

Warrant Conversion Scenarios

In connection with the Merger, Allegro will seek to amend the Allegro Warrant Agreement. In the event that the Allegro Warrants Agreement is not amended and the Merger is consummated, SEEQC will assume all outstanding Allegro Warrants upon Closing.

The unaudited pro forma condensed combined financial information presents two Allegro Warrants conversion scenarios as follows:

•        No Warrant Conversion Scenario (Scenario 1):    This scenario assumes that a majority of the holders of Allegro Warrants do not approve the Allegro Warrant Amendment proposal to have each Allegro Warrant convert into 0.1 of a share of SEEQC Common Stock in connection with the Merger. In this scenario, no shares of SEEQC Common Stock would be issued upon Closing in respect of the Allegro Warrants. Instead, SEEQC will assume all 15,322,500 outstanding Allegro Warrants upon Closing per the Merger Agreement, with each assumed warrant continuing to represent the right to acquire SEEQC Common Stock pursuant to its terms as adjusted for the customary anti-dilution adjustments described under the Merger Agreement. This is considered to be the most likely scenario.

•        Warrant Conversion Scenario (Scenario 2):    This scenario assumes that a majority of the holders of Allegro Warrants approve the Allegro Warrant Amendment proposal to have each Allegro Warrant convert into 0.1 of a share of SEEQC Common Stock in connection with the Merger. Under this scenario, SEEQC would issue an aggregate of 1,532,250 shares of SEEQC Common Stock upon such conversion. Upon conversion, all Allegro Warrants would be cancelled and no warrants would be assumed by SEEQC at Closing.

The unaudited pro forma condensed combined financial information is provided for illustrative purposes only and is not necessarily indicative of what the actual results of operations and financial position would have been had the Merger and related transactions, including Other Material Events, the Public Offering, and the PIPE Investment taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of combined company. The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes to the unaudited pro forma condensed combined financial information. If the actual facts are different than these assumptions, the amounts and shares outstanding in the unaudited pro forma condensed combined financial information that follows will be different, and those changes could be material.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2025
(in thousands)

	SeeQC, Inc. Historical	Allegro Merger Corp. Historical	PIPE Investments	Notes	Public Offering	Notes	Scenario 1 Assuming No Warrant Conversion Scenario			Scenario 2 Assuming Warrant Conversion Scenario
							Transaction Accounting Adjustments	Notes	Pro Forma Combined	Transaction Accounting Adjustments	Notes	Pro Forma Combined
ASSETS
Current assets:
Cash	$27,967	$—	$62,400	5(a)	$71,250	5(b)	$103	5(c)	$151,606	$—		$151,606
							(590)	5(d)
							250	5(g)
							(674)	5(i)
							(8,400)	5(k)
							(700)	5(l)
Account receivable	789	—	—		—		—		789	—		789
Contract assets	121	—	—		—		—		121	—		121
Prepaid expenses and other current assets	111	—	—		—		700	5(l)	811	—		811
Total current assets	28,988	—	62,400		71,250		(9,311)		153,327	—		153,327
Property and equipment, net	4,084	—	—		—		—		4,084	—		4,084
Finance right-of-use assets	961	—	—		—		—		961	—		961
Operating right-of-use assets	1,436	—	—		—		—		1,436	—		1,436
Deferred offering costs	858	—	—		—		(858)	5(k)	—	—		—
Other assets	190	—	—		—		—		190	—		190
Total assets	$36,517	$—	$62,400		$71,250		$(10,169)		$159,998	$—		$159,998

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$1,048	$—	$—		$—		$—		$1,048	$—		$1,048
Accrued and other current liabilities	1,602	—	—		—		6,992	5(k)	8,594	—		8,594
Current portion of finance lease liabilities	223	—	—		—		—		223	—		223
Current portion of operating lease liabilities	24	—	—		—		—		24	—		24
Notes payable – related party	—	1,077	—		—		103	5(c)	—	—		—
							(1,180)	5(d)
Total current liabilities	2,897	1,077	—		—		5,915		9,889	—		9,889
Warrant liability	—	—	—		—		33,008	5(e)	33,008	(25,347)	5(p)	—
										(7,661)	5(q)
Finance lease liabilities, net of current portion	489	—	—		—		—		489	—		489
Operating lease liabilities, net of current portion	1,555	—	—		—		—		1,555	—		1,555
Deferred tax liability	92	—	—		—		—		92	—		92
SEEQC contingent earnout liability	—	—	—		—		274,490	5(m)	274,490	—		274,490
Total liabilities	5,033	1,077	—		—		313,413		319,523	(33,008)		286,515

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET — (Continued)
AS OF DECEMBER 31, 2025
(in thousands)

	SeeQC, Inc. Historical	Allegro Merger Corp. Historical	PIPE Investments	Notes	Public Offering	Notes	Scenario 1 Assuming No Warrant Conversion Scenario			Scenario 2 Assuming Warrant Conversion Scenario
							Transaction Accounting Adjustments	Notes	Pro Forma Combined	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Stockholders’ equity (deficit):
Allegro Preferred Stock	—	—	—		—		—		—	—		—
Allegro Common Stock	—	—	1	5(a)	—		—	5(d)	—	—		—
							(1)	5(o)
SEEQC Series X Convertible Preferred Stock	—	—	—		—		—	5(g)	—	—		—
							—	5(h)				—
SEEQC Series A-2 Convertible Preferred Stock	—	—	—		—		—	5(h)	—	—		—
SEEQC Series SA-2 Convertible Preferred Stock	—	—	—		—		—	5(h)	—	—		—
SEEQC Series A-1 Convertible Preferred Stock	—	—	—		—		—	5(h)	—	—		—
SEEQC Series A Convertible Preferred Stock	—	—	—		—		—	5(h)	—	—		—
SEEQC Series Seed-2 Convertible Preferred Stock	—	—	—		—		—	5(h)	—	—		—
SEEQC Series Seed-1 Convertible Preferred Stock	—	—	—		—		—	5(h)	—	—		—
SEEQC Common Stock	1	—	—		1	5(b)	—	5(f)	19	—	5(q)	19
							—	5(g)
							—	5(h)
							—	5(j)
							15	5(n)
							2	5(o)

Additional paid-in capital	87,273	(16,951)	62,399	5(a)	71,249	5(b)	590	5(d)	—	7,661	5(q)	—
							3,583	5(f)		25,347	5(q)
							250	5(g)		(33,008)	5(m)
							6,059	5(i)
							—	5(j)
							(16,250)	5(k)
							(181,052)	5(m)
							(15)	5(n)
							(17,135)	5(o)

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET — (Continued)
AS OF DECEMBER 31, 2025
(in thousands)

	SeeQC, Inc. Historical	Allegro Merger Corp. Historical	PIPE Investments	Notes	Public Offering	Notes	Scenario 1 Assuming No Warrant Conversion Scenario			Scenario 2 Assuming Warrant Conversion Scenario
							Transaction Accounting Adjustments	Notes	Pro Forma Combined	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Accumulated other comprehensive loss	(129)	—	—		—		—		(129)	—		(129)
Retained earnings (accumulated deficit)	(55,661)	15,874	—		—		(33,008)	5(e)	(159,415)	25,347	5(p)	(126,407)
							(3,583)	5(f)		(25,347)	5(q)
							(6,733)	5(i)		33,008	5(m)
							(93,438)	5(m)
							17,134	5(o)
Total stockholders’ equity (deficit)	31,484	(1,077)	62,400		71,250		(323,582)		(159,525)	33,008		(126,517)
Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$36,517	$—	$62,400		$71,250		$(10,169)		$159,998	$—		$159,998

See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR YEAR ENDED DECEMBER 31, 2025

(in thousands, except share and per share data)

	SeeQC, Inc. Historical	Allegro Merger Corp. Historical	Scenario 1 Assuming No Warrant Conversion Scenario				Scenario 2 Assuming Warrant Conversion Scenario
			Transaction Accounting Adjustments	Notes	Pro Forma Combined	Notes	Transaction Accounting Adjustments	Notes	Pro Forma Combined	Notes
Revenue	$4,157	$—	$—		$4,157		$—		$4,157
Grant revenue	1,673	—	—		1,673		—		1,673
Total revenue	5,830	—	—		5,830		—		5,830
Operating costs and expenses:
Cost of revenue	2,728	—	—		2,728		—		2,728
Research and development	9,519	—	2,589	6(b)	17,517		—		17,517
			5,409	6(c)
Selling, general, and administrative	6,058	73	994	6(b)	8,449		—		8,449
			1,324	6(c)
Total operating costs and expenses	18,305	73	10,316		28,694		—		28,694
Loss from operations	(12,475)	(73)	(10,316)		(22,864)		—		(22,864)
Other expenses (income):
Change in fair value of warrant liability	—		33,008	6(a)	33,008		(25,347)	6(d)	7,661
Interest income	(446)	—	—		(446)		—		(446)
Finance lease interest expense	114	—	—		114		—		114
Other income, net	19	—	—		19				19
Total other expenses (income)	(313)	—	33,008		32,695		(25,347)		7,348
Loss before income tax expense	(12,162)	(73)	(43,324)		(55,559)		25,347		(30,212)
Income tax expense	37	—	—		37		—		37
Net loss	$(12,199)	$(73)	$(43,324)		$(55,596)		$25,347		$(30,249)

Net loss attributable to common stockholders – basic and diluted	$(12,199)	$(73)			$(55,596)				$(30,249)
Weighted average common shares outstanding – basic and diluted	10,638,595	4,110,000			198,934,188	6(e)			200,466,438	6(e)
Net loss per share attributable to common stockholders – basic and diluted	$(1.15)	$(0.02)			$(0.28)	6(e)			$(0.15)	6(e)

See accompanying notes to the unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.      Description of the Transactions

On January 16, 2026, Allegro, entered into the Merger Agreement with SEEQC and Merger Sub. Pursuant to the Merger Agreement, Allegro will merge with and into Merger Sub, with Allegro surviving the Merger, and will become a direct, wholly-owned subsidiary of SEEQC.

The Merger Agreement and related agreements provided for the following:

Treatment of SEEQC Securities:

•        Immediately prior to the Effective Time, all outstanding shares of SEEQC Preferred Stock, par value $0.0001 per share, will be mandatorily converted into shares of SEEQC Common Stock, par value $0.0001 per share, upon the occurrence of a deemed liquidation events in accordance with the SEEQC’s certificate of incorporation (the “Certificate of Incorporation”).

•        Immediately following the SEEQC Preferred Stock Conversion, but prior to the Effective Time, pursuant to an amendment to the Certificate of Incorporation, the outstanding shares of SEEQC Common Stock will be split, such that there the holders of SEEQC Common Stock, as determined immediately following the SEEQC Preferred Stock Conversion but prior to the Effective Time, will hold, in the aggregate, 200,000,000 shares of SEEQC Common Stock (the “SEEQC Stock Split”), less the number of shares of SEEQC Common Stock issuable upon exercise, exchange or conversion of SEEQC’s derivative securities (after taking into account any adjustments to such securities as a result of the SEEQC Preferred Stock Conversion or the SEEQC Stock Split). The assumed SEEQC Stock Split ratio is preliminarily estimated to be 7.3359-for-1 and subject to change based on the number of outstanding SEEQC Common Stock and the number of shares of SEEQC Common Stock issuable upon exercise, exchange or conversion of SEEQC’s derivative securities immediately prior to the Effective Time.

•        At the Closing, each SEEQC Option outstanding as of the Effective Time will remain outstanding and continue to be governed by their existing terms and conditions under the applicable SEEQC equity incentive plan and option agreement. Following the Closing, the number of shares of SEEQC Common Stock underlying each SEEQC Option and the corresponding exercise price will be adjusted to reflect the SEEQC Stock Split, in accordance with the terms of the applicable plan and option agreement.

•        At Closing, each outstanding share of SEEQC Common Stock subject to vesting, risk of forfeiture or right of repurchase by SEEQC (each, a “SEEQC Restricted Stock Award”) shall continue to be subject to its applicable terms and conditions following the Effective Time; provided that each such SEEQC Restricted Stock Award shall otherwise be treated in the same manner as the shares of SEEQC Common Stock issued and outstanding prior to the SEEQC Stock Split in connection with the SEEQC Stock Split contemplated.

Conversion of Allegro Securities:

•        At the Effective Time, each share of outstanding Allegro Common Stock, par value $0.0001 per share, and each outstanding Allegro Right, that is issued and outstanding immediately before the Effective Time (other than shares held by Allegro, SEEQC or their subsidiaries and shares as to which statutory dissenter’s rights have been exercised) will be canceled and converted into and become the right to receive one share of SEEQC Common Stock (multiplied by 1/10th in the case of the Allegro Rights).

•        In connection with the Merger, Allegro is seeking to amend its redeemable common stock purchase warrants, each entitling the holder thereof to purchase one share of Allegro Common Stock at an exercise price of $11.50 (the “Allegro Warrants”), so that, immediately prior to the Effective Time, each of the issued and outstanding Allegro Warrants will automatically convert into the right to receive 0.1 of a share of SEEQC Common Stock (the “Allegro Warrant Amendment”). In the event that the Allegro Warrants are not amended and the Merger is consummated, SEEQC has agreed to assume the Allegro Warrants on their existing terms, including the 1-for-1 share conversion and the $11.50 exercise price, except that the warrants will become exercisable for SEEQC Common Stock instead of Allegro Common Stock, with the customary anti-dilution adjustments described under the Merger Agreement.

•        Certain individuals and entities have provided Allegro non-interest-bearing notes to support its capital requirements (the “Allegro Outstanding Loans”). Through the Closing, Allegro may obtain additional non-interest-bearing funding from its officers, directors, and/or stockholders to meet such capital requirements up to an aggregate amount of $2.5 million (the “Allegro Borrowings” and, together with the Allegro Outstanding Loans, the “Allegro Indebtedness”). At Closing, one-half of the Allegro Indebtedness will be converted into shares of Allegro Common Stock at $5.00 per share, and the remaining one-half will be settled in cash.

SEEQC Earnout Shares

The holders of SEEQC Common Stock and the holders of certain of SEEQC’s equity compensation awards, each as of immediately prior to the Effective Time (the “Earnout Recipients”), are entitled to receive additional shares of SEEQC Common Stock on a pro rata basis measured in accordance with the Earnout Recipient’s proportionate ownership of SEEQC Common Stock and eligible SEEQC’s derivative securities immediately prior to the Effective Time, if certain stock price conditions are met, as follows:

•        If, between the Closing and the first anniversary of the Closing (“Earnout Period 1”), the volume-weighted average price (“VWAP”) of the SEEQC Common Stock equals or exceeds $6.50 for 20 trading days within any 30 consecutive trading day period commencing after the Closing and ending on or prior to the end of such period (the “First Base Target”), then SEEQC will issue to the Earnout Recipients an aggregate of 20,000,000 shares of SEEQC Common Stock (“Target 1 SEEQC Earnout Shares”);

•        If, between the Closing and the second anniversary of the Closing (“Earnout Period 2”), the VWAP of the SEEQC Common Stock equals or exceeds $8.00 for 20 trading days within any 30 consecutive trading day period commencing after the Closing and ending on or prior to the end of such period (the “Second Base Target”), then SEEQC will issue to the Earnout Recipients an aggregate of 20,000,000 shares of SEEQC Common Stock (“Target 2 SEEQC Earnout Shares”), plus any shares not previously issued in respect of Earnout Period 1; and

•        If, between the Closing and the third anniversary of the Closing (“Earnout Period 3”), the VWAP of the SEEQC Common Stock equals or exceeds $10.00 for 20 trading days within any 30 consecutive trading day period commencing after the Closing and ending on or prior to the end of such period (the “Third Base Target”), then SEEQC will issue to the Earnout Recipients an aggregate of 20,000,000 shares of SEEQC Common Stock (“Target 3 SEEQC Earnout Shares”), plus any shares not previously issued in respect of Earnout Period 1 and Earnout Period 2.

•        If on or prior to the conclusion of the Earnout Period, there occurs a sale of SEEQC as defined in the Merger Agreement, then the aforementioned earnout shares shall become immediately issuable, within ten business days of the occurrence of such event.

Collectively, Target 1 SEEQC Earnout Shares, Target 2 SEEQC Earnout Shares, and Target 3 SEEQC Earnout Shares are referred to as the “SEEQC Earnout Shares”.

SEEQC accounts for the earnout shares as either equity-classified or liability-classified instruments based on an assessment of the SEEQC Earnout Shares specific terms and applicable authoritative guidance in ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). SEEQC has preliminarily determined that the SEEQC Earnout Shares are not indexed to SEEQC’s own stock and is therefore each accounted for as a liability which will be remeasured to fair value at subsequent reporting dates with the change in fair value recognized as a gain or loss in the statement of operations. The pro forma value of the SEEQC Earnout Shares was estimated utilizing a Monte Carlo simulation model. The significant assumptions utilized in estimating the fair value of the SEEQC Earnout Shares include the following: (1) SEEQC common stock price of $5.00; (2) risk-free rate of 3.49%; (3) assumed transaction date of December 31, 2025, with a maximum lock-up period covering 3 years; and (4) expected equity volatility of 122.5%. A 10% increase or decrease in the volatility would change the estimated fair value to $270.5 million and $280.1 million, respectively. SEEQC preliminary estimates and inputs are subject to change as additional information becomes available and additional analyses are performed and such changes could be material once the final valuation is determined at the Effective Time.

The accounting treatment of the SEEQC Earnout Shares is expected to be recognized at fair value upon the closing of the Merger and classified as a liability. The preliminary fair value of the SEEQC Earnout Shares is $274.5 million. SEEQC will recognize subsequent changes in the fair value of such earnout shares as a gain or loss at each reporting period during the earnout period, pursuant to the provisions of ASC 815. Because the Merger is accounted for as an in-substance recapitalization and SEEQC is determined to be the accounting acquirer, the initial recognition of SEEQC contingent earnout liability will be treated as a deemed dividend and will be recorded within additional paid-in capital since SEEQC will not have retained earnings on a pro forma basis. Once additional paid-in capital has been exhausted, additional charges will be recorded by increasing the accumulated deficit.

To date, the aforementioned base targets have not been met; accordingly, the SEEQC Earnout Shares are not reflected as outstanding in the unaudited pro forma condensed combined financial information under either scenario. However, consistent with the accounting treatment as noted above, the related earnout liability is recognized in the unaudited pro forma condensed combined balance sheet.

Sponsor Restricted Shares

In connection with the Merger, the holders of shares of Allegro Common Stock issued prior to Allegro’s initial public offering (such holders, the “initial stockholders,” and such shares, the “founder shares”) (collectively, the “Sponsor”) have agreed to restrictions on transfer with respect to 23% of the shares of SEEQC Common Stock to be received by them in the Merger and issued upon conversion of Allegro Warrants following the consummation of the Allegro Warrant Amendment (other than shares of SEEQC Common Stock to be received by them in respect of the private placement units purchased by the initial stockholders simultaneously with Allegro’s initial public offering) (the “Sponsor Restricted Shares”) with such restrictions be released as follows:

•        If, during Earnout Period 1, the First Base Target is achieved, then one third of the Sponsor Restricted Shares will be released from the restrictions;

•        If, during Earnout Period 2, the Second Base Target is achieved, then one third of the Sponsor Restricted Shares will be released from the restrictions, plus any shares not released in respect of Earnout Period 1; and

•        If, during Earnout Period 3, the Third Base Target is achieved, then all of the Sponsor Restricted Shares will be released from the restrictions.

If, at the end of Earnout Period 3, any Sponsor Restricted Shares have not been released, then such shares will be forfeited by the initial stockholders of Allegro and cancelled by SEEQC.

While the restrictions are in place, the Sponsor Restricted Shares shall not be entitled to vote on any matter of the combined company. To date, the target price vesting provisions have not been achieved. The Sponsor Restricted Shares subject to restrictions and forfeiture will be accounted for as an equity transaction in accordance with ASC 815 as the arrangement is considered free-standing. The Sponsor Restricted Shares are indexed to SEEQC’s own stock. In contrast to the SEEQC Earnout Shares, the Sponsor Restricted Shares are expected to be classified as equity in the unaudited pro forma condensed combined balance sheet because they do not contain the earnout acceleration provision, such as a sale of SEEQC, that would result in the accelerated the issuance of all the earnout shares upon the occurrence of such event.

SEEQC Insider Loans

In connection with the Merger, SEEQC agreed to forgive all outstanding loans and other amounts owed by its directors, officers, and other insiders to SEEQC or its subsidiaries (the “SEEQC Insiders”) prior at or to Closing. In addition, SEEQC will make cash payments to such insiders to cover any tax liabilities arising from the loan forgiveness. SEEQC will also terminate any guaranty or similar arrangement under which SEEQC has guaranteed an insider’s obligations to a third party.

SEEQC previously received two partial-recourse promissory notes (the “Partial Recourse Notes”) from SEEQC Insiders in exchange for 485,527 shares of SEEQC Common Stock, on a pre-SEEQC Stock Split basis, at a purchase price of $1.45 per share, pursuant to restricted stock awards granted under the 2019 Plan (the “SEEQC Founders Awards”). The Partial Recourse Notes will be forgiven, and SEEQC will pay cash amounts to cover the related tax obligations of the SEEQC Insiders. The forgiveness of the Partial Recourse Notes and related cash payments will be accounted for as a modification of the SEEQC Founders Awards under ASC 718 — Share-Based Payment Awards and will result in additional stock-based compensation expense recognized by SEEQC. See Note 5(i) for further details.

Prior to or concurrently with the Closing the following transactions will occur:

PIPE Investment

In connection with the execution of the Merger Agreement, SEEQC and Allegro entered into Subscription Agreements with the PIPE Investors, pursuant to which Allegro will, substantially concurrently with, and contingent upon, the consummation of the Merger, issue shares of Allegro Common Stock to the PIPE Investors at a price of $5.00 per share and Pre-Funded Warrants at a per share exercise price equal to $0.0001, for aggregate gross proceeds to Allegro of approximately $65.0 million. The 12,400,000 shares of Allegro Common Stock sold in the PIPE Investment will be converted on one-for-one basis into shares of SEEQC Common Stock in connection with the Merger. Certain investors participating in the PIPE Investment will receive the 600,000 Pre-Funded Warrants in exchange for such investment. The Allegro Pre-Funded Warrants will be assumed by SEEQC, effective upon the Closing, on the same economic terms as their initial terms and will be exercisable for shares of SEEQC Common Stock.

The Subscription Agreements require PIPE Investors to fund their purchase price in cash via wire transfer to Allegro’s designated account prior to the PIPE Closing, with such funds held in escrow until the PIPE Closing. If the Merger does not occur within seven business days after the anticipated PIPE Closing, Allegro will return all funds to the Subscribers and cancel the PIPE Investment.

The obligations of the parties under the Subscription Agreements are subject to customary conditions, including completion of SEEQC’s firm commitment public offering of SEEQC Common Stock with gross proceeds equal to, or greater than, the lesser of (i) 150% of the aggregate gross proceeds from all Subscription Agreements and (ii) $75.0 million, at a public offering price per share equal to, or greater than, $6.50.

Public Offering

Prior to or substantially concurrently with the Closing, SEEQC will use its commercially reasonable efforts to arrange a firm commitment underwritten public offering of SEEQC Common Stock on a National Stock Exchange, for aggregate proceeds of approximately $75.0 million in a separate registration statement. In the unaudited pro forma condensed combined financial information, the Public Offering is reflected as the issuance of 11,538,462 shares of SEEQC Common Stock for aggregate proceeds of $75.0 million.

Other Material Events

Advisory Agreements

On August 1, 2025, SEEQC entered into an advisory agreement in connection with the Merger with a third-party advisor. Pursuant to the advisory agreement, SEEQC will pay the advisor a closing fee equal to 0.8% of the market value of SEEQC’s outstanding shares following the SEEQC Stock Split (the “Closing Fee”). At SEEQC’s election, the Closing Fee may be settled in shares of SEEQC common stock or in “penny warrants” with an equivalent 0.8% value upon exercise. For purposes of the unaudited pro forma condensed combined financial information, the estimated Closing Fee was calculated using the market value, on a fully diluted basis, of the combined company and a closing fee rate of 0.8%, resulting in an estimated Closing Fee of $8.0 million. Assuming a SEEQC share price of $5.00 and applying the assumed SEEQC Stock Split ratio, the estimated Closing Fee will be settled with approximately 218,106 shares of SEEQC Common Stock on a pre-merger basis. See Note 5(j) for additional details.

On January 15, 2026, SEEQC executed an addendum to the engagement agreement originally entered into on August 13, 2021 with another advisor. Pursuant to the terms of the addendum, SEEQC shall pay such advisor an advisory fee of $10.0 million, which shall be payable upon, and contingent upon, the consummation of the Merger. A percentage of the advisory fee, not to exceed 25%, shall be paid in the form of SEEQC Common Stock which percentage shall be based on mutual agreement between SEEQC and such advisor. The current presentation in the unaudited condensed combined pro forma balance sheet of the advisory fee is reflected as being settled through a combination of $7.5 million in cash and $2.5 million through the issuance of approximately 68,158 shares of SEEQC Common Stock immediately prior to the SEEQC Stock Split, representing approximately 500,000 shares of SEEQC

Common Stock on a post-split basis. If the advisory fee were instead fully settled in cash, the pro forma combined balance of cash would decrease by an additional $2.5 million, with a corresponding reduction in SEEQC Common Stock at par value and additional paid-in capital. As a result, basic and diluted pro forma net loss per share for the year ended December 31, 2025 would be $0.28 for Scenario 1 and $0.15 for Scenario 2. See Note 5(k) for additional details.

Allegro Promissory Notes

In January and February 2026, Allegro issued the non-interest bearing unsecured promissory notes totaling $0.1 million to Allegro’s Chief Executive Officer. The principal is payable upon the earliest to occur of (1) demand by Allegro’s Chief Executive Officer, (2) the consummation of the Merger, or (3) the Allegro’s dissolution. Per the Merger Agreement, one-half of the Allegro Indebtedness will be converted into shares of Allegro Common Stock at $5.00 per share, and the remaining one-half will be settled in cash at Closing.

2026 Convertible Series X Preferred Stock

In January 2026, SEEQC issued and sold an aggregate of 10,126 shares of Series X Preferred Stock at a purchase price of $24.69 per share, for gross proceeds of $0.3 million with terms consistent with the Series X Preferred Stock issued in 2025. Immediately prior to the Closing, all outstanding Convertible Series X Preferred Stock will convert into SEEQC Common Stock on a one-for-one basis as part of the overall Conversion of SEEQC Preferred Stock in connection with the Merger.

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of SEC Regulation S-X, as amended by the final rule, Release No. 33-10786, Amendments to Financial Disclosures about Acquired and Disposed Businesses. Release No. 33-10786 replaces the historical pro forma adjustments criteria with simplified requirements to depict the Transaction Accounting Adjustments and presents the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). SEEQC and Allegro management have elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information. The Transaction Accounting Adjustments presented in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an understanding of combined company at the Merger and related transactions, including Other Material Events, the Public Offering, and the PIPE Investment. The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Closing. SEEQC and Allegro have not had any historical relationship prior to the Closing. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The Transaction Accounting Adjustments reflecting the Merger and related transactions, including Other Material Events, the Public Offering, and the PIPE Investment are based on certain currently available information and certain assumptions and methodologies that both SEEQC and Allegro believe are reasonable under the circumstances. The pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the differences may be material. Both SEEQC and Allegro believe that the assumptions and methodologies provide a reasonable basis for presenting all the significant effects of the Merger and related transactions, including Other Material Events, the Public Offering, and the PIPE Investment based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The following table summarizes the pro forma number of shares of SEEQC Common Stock outstanding following the Closing, excluding the potential dilutive effect of the exercise or vesting of stock options and the unvested restricted stock awards, the exercise of Allegro Warrants in Scenario 1, and the potential issuable SEEQC Earnout Shares upon achievement of the aforementioned base targets. In both scenarios, the Sponsor Restricted Shares will be outstanding following the Merger but will be locked-up and are subject to restrictions and forfeiture if the aforementioned base targets are not met during the Earnout Periods. Therefore, the 859,625 Sponsor Restricted Shares are excluded from the total shares of Allegro Securityholders in the table below.

	Scenario 1 Assuming No Warrant Conversion Scenario		Scenario 2 Assuming Warrant Conversion Scenario
Equity Capitalization Summary Upon Consummation of the Merger	Shares	% Ownership	Shares	% Ownership
SEEQC stockholders	169,731,498	85.3%	169,731,498	84.6%
Allegro Securityholders	4,900,694	2.4%	6,432,944	3.2%
PIPE Investors(1)	13,000,000	6.5%	13,000,000	6.5%
Public offering shareholders(2)	11,538,462	5.8%	11,538,462	5.7%
Total shares of SEEQC Common Stock	199,170,654	100.0%	200,702,904	100.0%

____________

(1)      Includes the 600,000 Allegro Pre-Funded Warrants issued in the PIPE Investment.

(2)      Represents SEEQC Common Stock issued in connection with SEEQC’s Public Offering. See Note 1 — Public Offering.

The table set forth above does not take into account the Allegro Warrants that will remain outstanding immediately following the Merger under Scenario 1 and the total SEEQC’s derivative securities outstanding owned by SEEQC stockholders upon consummation of the Merger calculated using the treasury stock method under both Scenarios. The outstanding Allegro Warrants expected to be assumed by SEEQC under Scenario 1 will become exercisable beginning 30 days after the Closing Date and expiring on the fifth anniversary of the Closing Date. If SEEQC assumes that all outstanding 15,322,500 Allegro Warrants and the total SEEQC’s derivative securities outstanding owned by SEEQC stockholders were exercisable or vested, and exercised or vested following completion of the Merger (and each other assumption applicable to the table set forth above remains the same), then the combined economic interest in SEEQC will be as shown below:

	Scenario 1 Assuming No Warrant Conversion Scenario		Scenario 2 Assuming Warrant Conversion Scenario
Equity Capitalization Summary (fully diluted basis)	Shares	% Ownership	Shares	% Ownership
SEEQC stockholders(1)	200,000,000	81.7%	200,000,000	86.6%
Allegro Securityholders	4,900,694	2.0%	6,432,944	2.8%
PIPE Investors(2)	13,000,000	5.3%	13,000,000	5.6%
Public offering shareholders(3)	11,538,462	4.7%	11,538,462	5.0%
Allegro Warrant holders(4)	15,322,500	6.3%	—	0.0%
Total shares of SEEQC Common Stock	244,761,656	100.0%	230,971,406	100.0%

____________

(1)      The number of shares owned by SEEQC shareholders upon consummation of the Merger on a fully diluted basis, includes 30,268,502 SEEQC’s derivative securities, based on total 4,256,642 SEEQC derivative securities outstanding as of the date of this prospectus calculated using the treasury stock method and multiplied by the assumed SEEQC Stock Split ratio of 7.3359.

(2)      Includes the 600,000 Allegro Pre-Funded Warrants issued in the PIPE Investment.

(3)      Represents SEEQC Common Stock issued in connection with SEEQC’s Public Offering. See Note 1 — Public Offering.

(4)      Represents shares of SEEQC Common Stock issuable upon exercise of the Allegro Warrants assumed by SEEQC upon the Closing of the Merger in Scenario 1.

Upon consummation of the Merger, management of SEEQC will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

3.      Accounting for the Merger

The unaudited pro forma condensed combined financial information gives effect to the Merger, which will be accounted for under U.S. generally accepted accounting principles (“GAAP”) as an in-substance recapitalization of SEEQC. Under this method of accounting, SEEQC will be considered the accounting acquirer for financial reporting purposes. This determination is based on the expectations that, immediately following the Merger:

(a)     SEEQC’s existing stockholders will have the greatest voting interest in the combined company;

(b)    SEEQC’s existing stockholders will have the voting rights to control decisions regarding election and removal of a majority of the directors and officers of the combined company;

(c)     SEEQC will comprise the ongoing operations of the combined company; and

(d)    SEEQC existing senior management will be the senior management of the combined company.

The consideration transferred to the Allegro shareholders in the Merger consists of SEEQC Common Stock, including the shares issuable upon conversion of Allegro Rights and Allegro Warrants. As a result of SEEQC being treated as the accounting acquirer, SEEQC’s assets and liabilities will be recorded at their pre-combination carrying amounts. Allegro’s assets and liabilities will be measured and recognized at their carrying values as of the Effective Time, which are expected to approximate the fair value of the acquired cash and other non-operating assets, with no goodwill or other intangible assets recorded. As Allegro is comprised primarily of monetary asset (cash, including the cash proceeds received from the PIPE Investment prior to the Closing), the fair value of the aforementioned consideration transferred is deemed equivalent to Allegro’s assets and liabilities. Any difference between the consideration transferred and the fair value of the net assets of Allegro following the determination of the actual consideration transferred for Allegro will be reflected as an adjustment to additional paid-in capital.

4.      SEEQC Common Stock Issued to Allegro Securityholders upon the Closing

The table below presents the estimated shares of SEEQC Common Stock expected to be issued to Allegro Securityholders upon the Closing by each scenario:

	Scenario 1 Assuming No Warrant Conversion Scenario	Scenario 2 Assuming Warrant Conversion Scenario
Shares of Allegro Common Stock outstanding immediately prior to the Closing of the Merger(1)	3,368,444	3,368,444
Assumed exchange ratio per the Merger Agreement	1.0000	1.0000
	3,368,444	3,368,444

Allegro Rights assumed and outstanding immediately prior to the Closing of the Merger	15,322,500	15,322,500
Assumed exchange ratio per the Merger Agreement	0.1000	0.1000
	1,532,250	1,532,250

Allegro Warrants assumed outstanding prior to the Closing of the Merger	15,322,500	15,322,500
Assumed exchange ratio	—	0.1000
	—	1,532,250
Estimated shares of SEEQC Common Stock expected to be issued to Allegro Securityholders upon the Closing of the Merger(1)	4,900,694	6,432,944

____________

(1)      Shares of SEEQC Common Stock to be received by former Allegro Securityholders exclude 859,625 Sponsor Restricted Shares held by the Allegro sponsors that will be locked-up and are subject to restrictions and forfeiture at Closing if the aforementioned base targets are not met during the Earnout Periods.

5.      Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The unaudited pro forma condensed combined balance sheet as of December 31, 2025 reflects transaction accounting adjustments that depict the accounting for the Transactions.

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Pro forma Balance Sheet Transaction Accounting Adjustments:

Pro Forma Adjustments for the PIPE Investment

a)      To reflect the issuance of 12,400,000 PIPE Shares and 600,000 Allegro Pre-Funded Warrants at a purchase price of $5.00 per share or per warrant, resulting in gross proceeds of $65.0 million, prior to deducting approximately $2.6 million in placement fees and other direct incremental costs (“PIPE Offering Costs”). The adjustment reflects the recognition of gross cash proceeds and the recording of net proceeds of $62.4 million, after deducting such PIPE Offering Costs, which are presented as a reduction to additional paid-in capital. The issuance of PIPE Shares results in increases to Allegro Common Stock at par value and additional paid-in capital, while the issuance of Allegro Pre-Funded Warrants is reflected entirely as an increase to additional paid-in capital due to their classification is expected to be in permanent equity, as the warrants carry a nominal exercise price of $0.0001 and do not contain features requiring liability treatment under ASC 480-10 or ASC 815-40.

Immediately upon the Closing of the Merger, the PIPE Shares will be exchanged for an equivalent number of shares of SEEQC Common Stock on a one-for-one exchange ratio provided in the Merger Agreement. In addition, the Allegro Pre-Funded Warrants issued in the PIPE Investment will be assumed by SEEQC at the Closing and will remain outstanding and exercisable for shares of SEEQC Common Stock following the Closing. See Notes 1 — PIPE Investment and 5(o) for additional information.

Pro Forma Adjustments for the Public Offering

b)      To reflect the issuance of 11,538,462 shares of SEEQC Common Stock for approximately gross cash proceeds of $75.0 million expected to be raised in connection with SEEQC’s Public Offering prior to or concurrently with the Closing, before deducting $3.8 million of estimated offering costs. The pro forma adjustment reflects the gross proceeds as an increase in cash and a corresponding increase in SEEQC Common Stock at par value and additional paid-in capital.

The estimated offering costs that are expected to be incurred by SEEQC in connection with the Public Offering, such as advisory, legal, accounting and auditing fees and other professional fees. For pro forma purposes, these costs are presented as a decrease in cash, and a reduction in additional paid-in capital in the unaudited pro forma condensed combined balance sheet.

Pro Forma Adjustments for the Merger Transaction

Allegro pro forma transaction accounting adjustments:

c)      To reflect the subsequent issuance of non-interest-bearing, unsecured promissory notes totaling $0.1 million to Allegro’s Chief Executive Officer in January and February 2026. Per the Merger Agreement, these notes will be settled through a combination of equity conversion and cash repayment, with half of the indebtedness converted into shares of Allegro Common Stock and the remainder repaid in cash at Closing. See Notes 1 — Allegro Promissory Notes and 5(d) for additional information.

d)      To reflect the required settlement of Allegro Indebtedness upon Closing, pursuant to which half of the outstanding balance of $1.2 million of Allegro Indebtedness, including the subsequent issuance of promissory notes in January and February 2026 (see Note 5(c)), will be converted into shares of Allegro Common Stock at a conversion rate of $5.00 per share and the remaining indebtedness balance will paid in cash. Accordingly, approximately $0.6 million of indebtedness will be converted into 118,069 shares of Allegro Common Stock. The adjustment reflects the elimination of notes payable — related party for the full amount of Allegro Indebtedness of $1.2 million, an increase in common stock at par value and $0.6 million increase in additional paid-in capital for the share settlement portion, and a $0.6 million reduction of in cash.

e)      To reflect the preliminary estimated remeasurement of a warrant liability related to the Allegro Warrants immediately prior to the Closing under Scenario 1, in the amount $33.0 million. The Allegro Warrants are expected to continue to be classified as a liability following the Merger. The pro forma value of the Allegro Warrants immediately prior to the Closing is estimated utilizing a Black Scholes model. The significant assumptions utilized in estimating the fair value of the Allegro Warrants include the following: (1) SEEQC Common Stock price of $5.00; (2) risk-free rate of 3.73%; (3) expected term of 5 years; (4) dividend yield of 0% and (5) expected equity volatility of 71.00%. A 10% increase or decrease in the volatility would change the estimated fair value to $39.1 million and $26.5 million, respectively. SEEQC preliminary estimates and inputs are subject to change as additional information becomes available and additional analyses are performed and such changes could be material once the final valuation is determined at the Effective Time.

SEEQC pro forma transaction accounting adjustments:

f)      To reflect the automatic acceleration of unvested performance-based SEEQC Restricted Stock Awards and SEEQC Options held by certain SEEQC employees and executives upon the Closing of the Merger pursuant to their original award agreements. The acceleration resulted in the recognition of approximately $3.6 million of share-based compensation expense relating to unvested performance-based SEEQC Restricted Stock and stock options that became fully vest upon the Merger, recorded as $2.6 million in research and development expense and $1.0 million in selling, general and administrative expense with a corresponding increase to additional paid-in capital.

Approximately 123,414 unvested performance-based SEEQC Restricted Stock Awards and 828,750 unvested SEEQC Options are expected to be accelerated vesting at Closing. The 123,414 vested SEEQC Restricted Stock Awards are recorded as an increase in SEEQC Common Stock at par value and a corresponding decrease in additional paid-in capital.

g)      To reflect SEEQC’s January 2026 issuance of 10,126 shares of Series X Preferred Stock at an issuance price of $24.69 per share, resulting in gross proceeds of $0.3 million (see Note 1 — 2026 Convertible Series X Preferred Stock). The pro forma adjustment reflects the corresponding increases in SEEQC Series X Convertible Preferred Stock at par value, additional paid-in capital, and cash.

         In addition, the pro forma adjustment reflects the exercise of 10 SEEQC stock options subsequent to December 31, 2025.

h)      To reflect the automatic conversion, on a one-for-one basis, of all outstanding SEEQC Convertible Preferred Stock into an aggregate of 12,056,647 SEEQC Common Stock immediately prior to the Closing of Merger. The transaction resulted in the elimination of all preferred stock balances and a corresponding increase to SEEQC common stock at par value and additional paid-in capital. The outstanding SEEQC Convertible Preferred Stock immediately prior to the Closing is comprised of the following:

SEEQC Convertible Preferred Stock
Series X	779,240
Series A-2	3,184,572
Series SA-2	1,745,625
Series A-1	1,059,058
Series A	2,652,734
Series Seed-2	1,099,412
Series Seed-1	1,536,006
Total shares of SEEQC Convertible Preferred Stock converted to shares of SEEQC common stock immediately prior to the Merger	12,056,647

i)       To reflect the estimated additional stock-based compensation expense of approximately $6.0 million related to the forgiveness of the Partial Recourse Notes issued by the SEEQC founders and the associated cash payments of $0.7 million to cover the related tax obligations of the SEEQC Insiders (see Note 1 — SEEQC Insider Loans). This adjustment has been accounted for as a modification of the SEEQC Founders Awards in accordance with ASC 718. As a result, the incremental compensation expense of $6.7 million resulting from the modification will be recorded as $5.4 million in research and development expense and $1.3 million in selling, general and administrative expense, with a corresponding increase to additional paid-in capital of $6.0 million and a decrease in cash of $0.7 million.

j)       To reflect the issuance of 218,106 shares of SEEQC Common Stock, on a pre-merger basis, in settlement of the Closing Fee payable pursuant to its advisory agreement (see Note 1 — Advisory Agreements). Because the Closing Fee will be settled entirely in equity and it is considered as transaction costs related to the Merger, the adjustment will be recorded as an increase in SEEQC Common Stock at par value and a decrease in additional paid-in capital, with no impact on cash.

k)      To reflect preliminary estimated transaction costs of $16.3 million that are expected to be incurred by SEEQC in connection with the Merger, such as advisory, legal, accounting and auditing fees and other professional fees. For pro forma purposes, these costs are presented as a $8.4 million decrease in cash, a $7.0 million increase in accrued and other current liabilities, $0.9 million reduction in deferred offering costs and a $16.3 million reduction in additional paid-in capital in the unaudited pro forma condensed combined balance sheet. As described in Note 1 — Advisory Agreements, approximately $2.5 million of the advisory fee is expected to be settled in SEEQC Common Stock at Closing (approximately 68,158 shares of SEEQC Common Stock immediately prior to the SEEQC Stock Split, representing 500,000 shares of SEEQC Common Stock on a post-split basis). The equity-settled portion will be recorded as an increase in SEEQC Common Stock at par value and a corresponding decrease in additional paid-in capital, with no impact on cash. As the Merger will be accounted for as an in-substance recapitalization, equivalent to the issuance of equity for the net assets of Allegro, these direct and incremental costs are treated as a reduction of the net proceeds received within additional paid-in capital.

l)       To reflect the payment approximately $0.7 million ongoing D&O policy required to be purchased by SEEQC prior to the completion of the Merger pursuant to the Merger Agreement. The ongoing D&O policy provides coverage for post-Closing periods and is reflected as a prepaid expense.

m)     Represents the preliminary estimated fair value of $274.5 million of the earnout consideration to the Earnout Recipients. SEEQC has preliminarily determined that the SEEQC Earnout Shares are not indexed to its own stock and are therefore each accounted for as a liability which will be remeasured to fair value at subsequent reporting dates with the change in fair value recognized as a gain or loss in the statement of operations. Because the Merger is accounted for as an in-substance recapitalization and SEEQC is determined to be the accounting acquirer, the initial recognition of SEEQC contingent earnout liability of $274.5 million will be treated as a deemed dividend and will be recorded within additional paid-in capital since SEEQC will not have retained earnings on a pro forma basis. Once additional paid-in capital has been exhausted, additional charges will be recorded by increasing the accumulated deficit. See Note 1 — SEEQC Earnout Shares for additional information.

n)    To reflect the stock split of SEEQC Common Stock. Immediately following the Conversion of SEEQC Preferred Stock and prior to the Closing of the Merger, SEEQC effected a stock split of its common stock. The adjustment will be recorded as an increase in SEEQC Common Stock at par value, with a corresponding decrease to additional paid-in capital, for the incremental shares of SEEQC Common Stock that will be issued pursuant to the SEEQC Stock Split. The following table presents the impact of the SEEQC Stock Split and the number of SEEQC Common Stock outstanding immediately after the stock split:

Shares of SEEQC Common Stock outstanding as of December 31, 2025	10,670,829
Shares of SEEQC Common Stock issued upon subsequent options exercise, see Note 5(g)	10
Shares of SEEQC Common Stock to be issued upon conversion of SEEQC Preferred Stock, see Note 5(h)	12,056,647
SEEQC restricted stock subject to accelerated vesting upon the Closing of the Merger, see Note 5(f)	123,414
Shares of SEEQC Common Stock to be issued to settle certain transaction costs, see Notes 5(j) & 5(k)	286,264
Total SEEQC Common Stock outstanding prior to the SEEQC Stock Split	23,137,164
Assumed SEEQC Stock Split ratio	7.3359
Estimated shares of SEEQC Common Stock expected to be issued to SEEQC Stockholders after the SEEQC Stock Split	169,731,498

Merger-related pro forma transaction accounting adjustments:

o)      To reflect the recapitalization resulting from the Merger Agreement between Allegro and SEEQC. Pursuant to the exchange mechanics specified in the Merger Agreement, (1) 3,368,444 shares of Allegro Common Stock held by Allegro Securityholders, including the issuance of 118,069 shares of Allegro Common Stock upon conversion of the Allegro Indebtedness at Closing (see Note 5(d)) and excluding 859,625 Sponsor Restricted Shares held by the Allegro sponsors that will be locked-up and are subject to restrictions and forfeiture at Closing, (2) 15,322,500 Allegro Rights, and (3) 12,300,000 PIPE Shares and 600,000 Allegro Pre-Funded Warrants, are expected to convert into 17,800,694 shares of SEEQC Common Stock and/or exercisable for shares of SEEQC Common Stock under Scenario 1 (see Note 1 and Note 4 for additional details). The 859,625 Sponsor Restricted Shares will be outstanding following the Merger but will be locked-up and are subject to restrictions and forfeiture if the aforementioned base targets are not met during the Earnout Periods (see Note 1 — Sponsor Restricted Shares for additional details). The adjustment also reflects the derecognition of Allegro’s historical retained earnings of $15.9 million and the $33.0 million warrant remeasurement adjustment described in Note 5(e), with a corresponding decrease to additional paid-in capital.

p)      To reflect the reversal of the preliminary remeasurement adjustment described in Note 5(e) under Scenario 1 and the corresponding recognition of the preliminary estimated fair value of the Allegro Warrants as a result of the Allegro Warrant Support Agreements and the Allegro Warrant Amendment under Scenario 2. As a result of this adjustment, the warrant liability was reduced by approximately $25.3 million, resulting in a warrant liability balance of approximately $7.7 million under Scenario 2, as compared to the historical carrying amount as of December 31, 2025. The adjustment also resulted in a corresponding decrease to Allegro’s accumulated deficit. The pro forma adjustment reflects the preliminary estimated fair value of the Allegro Warrants under Scenario 2, determined using the assumed 0.1 share conversion rate for SEEQC Common Stock and a pre-IPO share value of SEEQC Common Stock of $5.00.

q)      To reflect, in Scenario 2, the conversion of Allegro Warrants into SEEQC Common Stock at Closing, assuming one Allegro Warrant would be converted into 0.1 share of SEEQC Common Stock. The adjustment reflects the derecognition of warrant liability of $7.7 million, an increase in SEEQC Common Stock at par value, and an increase to additional paid-in capital of $7.7 million. The adjustment also reflects the derecognition of the $25.3 million adjustment to Allegro’s accumulated deficit, as described in Note 5(p), related to the remeasurement adjustment to the warrant liability, which will be reversed to additional paid-in capital as part of the recapitalization entry.

6.      Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The pro forma notes and adjustments for the unaudited pro forma condensed combined statement of operations, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

a)      To reflect the remeasurement of warrant liability immediately prior to the Closing related to the Allegro Warrants to be assumed by SEEQC at Closing under Scenario 1, resulting in the recognition of $33.0 million change in fair value of warrant liability, as if the Merger had occurred on January 1, 2025. This adjustment represents the preliminary estimated fair value of the Allegro Warrants determined using a Black-Scholes model, based on assumptions described in Note 5(e), and the Allegro Warrants are expected to continue to be classified as a liability following the Merger.

b)      To reflect the recognition of approximately $3.6 million of share-based compensation expense relating to unvested performance-based SEEQC Restricted Stock and stock options that became fully vest upon the Merger, assuming the adjustment related to automatic acceleration vesting of these awards described in Note 5(f) had occurred on January 1, 2025. The adjustment is reflected as an increase to research and development expense of $2.6 million and selling, general and administrative expense of $1.0 million.

c)      To reflect the recognition of the estimated additional stock-based and cash compensation expense of approximately $6.7 million related to the forgiveness of the Partial Recourse Notes and cash payment to cover the related tax obligations of the SEEQC Insiders, assuming the adjustment described in Note 5(i) was made on January 1, 2025. This adjustment is accounted for as a modification of the SEEQC Founders Awards under ASC 718 and results in $5.4 million recorded in research and development expense and $1.3 million in selling, general and administrative expense.

d)      To reflect the remeasurement of warrant liability immediately prior to the Closing related to the Allegro Warrants that will be converted into SEEQC Common Stock at Closing under Scenario 2, resulting in the recognition of $7.7 million change in fair value of warrant liability, as if the Merger had occurred on January 1, 2025. This adjustment represents the preliminary estimated fair value of Allegro Warrants under Scenario 2 determined using the calculation described in Note 5(p). This results in the decrease in fair value of warrant liability of $25.3 million reflecting the reversal of the $33.0 million change in fair value of warrant liability under Scenario 1 (see Note 6(a)), such that the pro forma combined change in fair value of warrant liability under Scenario 2 is $7.7 million.

e)      The pro forma combined basic and diluted net loss per share has been adjusted to reflect the Merger and related transactions, including the issuance of PIPE Shares and Allegro Pre-Funded Warrants in connection with the PIPE Investment and the Public Offering, as if such transactions had occurred on January 1, 2025. As the Allegro Pre-Funded Warrants are issuable for little to no consideration and do not contain any conditions that must be satisfied for the holder to receive the shares, the Allegro Pre-Funded Warrants are included in the computation of pro forma basic and diluted net loss per share. For periods in which SEEQC, Allegro, or the combined company reported a net loss, diluted loss per share is the same as basic loss per share, since dilutive potential shares are not assumed to have been issued as their effect would be anti-dilutive.

Pro forma basic and diluted net loss per share is calculated as follows for the year ended December 31, 2025:

	Scenario 1 Assuming No Warrant Conversion Scenario	Scenario 2 Assuming Warrant Conversion Scenario
	(in thousands, except shares and per share amounts)
Pro forma net loss	$(55,596)	$(30,249)

Historical weighted-average number of SEEQC Common Stock outstanding	10,638,595	10,638,595
SEEQC restricted stock subject to accelerated vesting upon the Closing, assuming consummation of the Merger as of January 1, 2025, see Note 5(f)	123,414	123,414
SEEQC options exercised subsequent to December 31, 2025, see Note 5(g)	10	10
Impact of SEEQC Convertible Preferred Stock, assuming conversion as of January 1, 2025, see Note 5(h)	12,056,647	12,056,647
Impact of SEEQC share-settled transaction costs, assuming settlement as of January 1, 2025, see Notes 5(j) & 5(k)	286,264	286,264
Total	23,104,930	23,104,930
Application of the assumed SEEQC Stock Split ratio to historical SEEQC weighted-average shares outstanding	7.3359	7.3359
Adjusted SEEQC weighted-average number of common stock outstanding	169,495,032	169,495,032
Impact of SEEQC Common Stock public offering, assuming consummation on January 1, 2025, see Note 5(b)	11,538,462	11,538,462
Impact of conversion of Allegro Common Stock and Rights outstanding immediately prior to the Closing of the Merger, excluding the shares and pre-funded warrants issued in connection with the PIPE Investment, to SEEQC Common Stock, assuming consummation of the Merger as of January 1, 2025, see Note 4	4,900,694	6,432,944
Impact of conversion of Allegro Common Stock and Allegro Pre-funded Warrants issued in connection with the PIPE Investment to SEEQC Common Stock, assuming conversion as of January 1, 2025, see Note 1 and Note 5(a)	13,000,000	13,000,000
Pro forma combined weighted average number of common stock outstanding – basic and diluted	198,934,188	200,466,438
Pro forma net loss per share	$(0.28)	$(0.15)

The following table reflects the outstanding dilutive potential shares that are excluded from the calculation of diluted net loss per share due to their anti-dilutive effect for both scenarios for the year ended December 31, 2025.

	Scenario 1 Assuming No Warrant Conversion Scenario	Scenario 2 Assuming Warrant Conversion Scenario
SEEQC stock options to purchase SEEQC Common Stock(1)	24,265,989	24,265,989
SEEQC unvested restricted common stock(2)	1,508,917	1,508,917
Allegro Warrants	15,322,500	—
	41,097,406	25,774,906

____________

(1)      Represents the SEEQC stock options outstanding as of December 31, 2025, after giving effect to the assumed SEEQC Stock Split ratio of 7.3359-for-1.

(2)      Amount excluded 905,350 SEEQC Restricted Stock Awards expected to vest upon Closing, after giving effect to the assumed SEEQC Stock Split ratio (representing 123,414 SEEQC Restricted Stock Awards prior to the SEEQC Stock Split, see Note 5(f)).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements for the years ended December 31, 2025 and 2024, together with the related notes thereto, included elsewhere in the registration statement of which this prospectus is a part. Some of the information contained in this discussion and analysis or set forth elsewhere in the registration statement of which this prospectus is a part, including information with respect to our plans and strategy for its business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section titled “Risk Factors,” our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We were formed to address the central challenge of realizing the significant commercial potential of quantum computing: building scalable systems capable of fault-tolerant operation. Our chip-based solutions represent a digital infrastructure layer within the quantum computing value chain, designed to enable hardware developers and integrators across multiple qubit modalities to advance their systems toward scalable, fault-tolerant architectures. Our technology tightly integrates quantum and classical computing environments. We are headquartered in Elmsford, New York, and have subsidiaries located in the United Kingdom and Italy.

We were incorporated in 2018 by Hypres, Inc. (“Hypres” or the “Former Parent”), a leading developer of superconductor electronics. On April 22, 2019 (the “Effective Date”), we entered into an asset transfer agreement (or the “ATA Agreement”) with Hypres, pursuant to which to which Hypres agreed to transfer and assign to us certain intellectual property and other related assets in connection with the issuance of 6,400,000 shares of our common stock, par value $0.0001 per share, which was distributed to Hypres stockholders and warrant holders on a pro rata basis according to the fair value of the equity held in Hypres (the “Asset Transfer”). We determined that the Asset Transfer represented a transaction between entities under common control. As a result, the assets and liabilities were transferred from Hypres to us at Hypres’ carrying amounts on the Effective Date. As part of the ATA Agreement, we acquired $0.3 million of fixed assets and assumed a liability of $0.4 million due to Hypres for organizational expenses incurred as part of the formation of the Company.

Since our inception, we have devoted substantially all of our efforts to organizing and staffing our company, research and development activities related to our quantum computing technologies, raising capital and providing general and administrative support for these operations. To date, we have funded our operations primarily through the issuance and sale of our convertible preferred stock, convertible notes, and common stock, receiving gross proceeds of $80.8 million.

We have incurred significant operating losses since inception. Our net losses were $12.2 million and $10.1 million for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, we had an accumulated deficit of $55.7 million. As a result, we will need substantial additional funding to support our continuing operations, fund our product development plans, and fund our capital expenditure requirements. Until such time as we can achieve profitability, we expect to finance our operations through the sale of equity, debt financings, other capital sources, or a combination thereof.

On January 16, 2026, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Allegro Merger Corp., a Delaware corporation (“Allegro”), and SEEQC Merger Sub, Inc., a Delaware corporation and our wholly-owned subsidiary (“Merger Sub”). Pursuant to the Merger Agreement, Allegro will merge with and into Merger Sub, with Allegro surviving the merger (the “Merger”), and becoming our direct, wholly-owned subsidiary. The Merger and the other transactions contemplated by the Merger Agreement (the “Transactions”) are subject to the required approval by Allegro’s and our stockholders and the fulfilment of certain other conditions as set forth in the Merger Agreement.

Immediately prior to the effective time of the Merger (the “Effective Time”), all outstanding shares of our preferred stock, par value $0.0001 per share (“preferred stock”), will be mandatorily converted into shares of our common stock, in accordance with our Certificate of Incorporation in effect immediately before the Effective Time (the “Preferred Stock Conversion”). Immediately following the Preferred Stock Conversion, but prior to the Effective Time, pursuant to an amendment to the Certificate of Incorporation, the outstanding shares of common stock will be split, such that there the holders of common stock, as determined immediately following the Preferred Stock Conversion but prior to the Effective Time, will hold, in the aggregate, 200,000,000 shares of common stock (the “Stock Split”), less the number of shares of common stock issuable upon exercise, exchange or conversion of our options (the “Options”) (after taking into account any adjustments to such securities as a result of the Preferred Stock Conversion or the Stock Split).

The Merger Agreement contains additional covenants, including arranging a firm commitment underwritten public offering of our common stock to be consummated prior to, or substantially concurrently with the closing of the Transactions. Additionally, in connection with the execution of the Merger Agreement, Allegro entered into subscription agreements (the “Subscription Agreements”) with certain accredited investors (collectively, the “PIPE Investors”), pursuant to which Allegro will, substantially concurrently with, and contingent upon, the consummation of the Merger, issue common shares of Allegro (“Allegro Common Stock”) to the PIPE Investors at a price of $5.00 per share, for aggregate gross proceeds to Allegro of approximately $65.0 million. The shares of Allegro Common Stock sold in the Subscription Agreements will be converted into shares of common stock in connection with the Merger. The closing of the Subscription Agreements is conditioned upon, among other things the substantially concurrent consummation of the Merger.

If the Merger is unable to be completed and we are not able to secure alternative sources of financing, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as and when needed, we may have to significantly delay, reduce or eliminate certain operations.

As of December 31, 2025, we had cash and cash equivalents of $28.0 million. Giving pro forma effect to the Merger and other Transactions, set forth in the “Unaudited Pro Forma Combined Financial Information,” we expect cash and cash equivalents would have been $151.6 million as of December 31, 2025. See “Unaudited Pro Forma Combined Financial Information” elsewhere in the registration statement of which this prospectus is a part for additional information. Without giving effect to the Merger, we believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least the next twelve months. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. See “— Liquidity and capital resources.”

Key Components of Results of Operations

Revenue

We derive revenue from contracts associated with quantum computing research and development projects and custom chip fabrication projects for commercial entities and the U.S. government and its various agencies (either directly or as a sub-contractor). Our contracts are under fixed-price or cost-reimbursable-plus-fee contractual arrangements. A performance obligation is a promise in a contract with a customer to transfer a distinct good or service to the customer and is the unit of accounting under ASC 606. Each contract is evaluated to identify performance obligations and the contract’s transaction price is allocated to each distinct performance obligation. Generally our contracts contain a single performance obligation. If there are multiple performance obligations in a contract, the transaction price is allocated to each performance obligation based on its stand-alone selling price. Revenue is recognized when, or as, the performance obligation is satisfied and control of the goods and services is transferred to the customer in an amount that reflects the consideration we expect to be entitled to in exchange for those goods and services. Our revenue from custom chip fabrication is generally recognized at a point in time upon delivery to and acceptance from the customer and revenue from our research and development contracts is generally recognized over time as the services are performed.

Grant Revenue

Grant revenues are derived primarily from an arrangement with a United Kingdom government agency and an arrangement with a European Union government agency. The grants provide payments for certain types of expenditures in return for research and development activities over a contractually defined period. Grants awarded to us for research and development are outside the scope of ASC 606 and are accounted for under ASC 832, Government Assistance.

We recognize grant revenue as reimbursable grant costs are incurred up to pre-approved award limits within a given budget period. The costs associated with these reimbursements are reflected as a component of research and development expense in the accompanying consolidated statements of operations and comprehensive loss.

Operating Costs and Expenses

Cost of Revenue

Cost of revenue primarily consists of all direct and indirect costs associated with our chip foundry and fabrication services, as well as our research and development revenue contracts. Direct costs include materials, employee costs for labor and expenses associated with the delivery of goods and services to customers, and sub-contractor and consulting costs for work performed by third parties associated with fulfilling customer contracts. Cost of revenues also include indirect costs associated with an allocation of facility costs, utilities expense, and depreciation expense associated with the use of our fabrication lab and equipment, and other employee costs that relate to the delivery of goods and services to customers.

Research and Development

Costs incurred for our independent research and development (“IRD”) to develop our digital quantum computing system on a chip, are expensed as incurred, pursuant to ASC 730, Research and Development. IRD costs include direct expenses such as materials, employee cost for labor and expenses associated with our IRD projects, and sub-contractor and consulting costs for work performed by third parties associated with our IRD projects. IRD costs also include indirect costs associated with employee stock-based compensation, allocation of facility costs, utilities expense, and depreciation expense associated with the use of our fabrication lab and equipment for our IRD projects, and other employee costs associated with our IRD projects.

Selling, General, and Administrative

Selling, general, and administrative expenses include employee salaries and employee related costs, including stock-based compensation, legal fees, professional service fees, and an allocation of facility costs, utilities expense, and depreciation expense to support our selling, general and administrative activities. We expect selling, general and administrative expenses to increase as we grow our business, particularly to the extent we are able to successfully commercialize our quantum computing system on a chip, expand our service offerings and customer base, and implement new marketing strategies.

Other Expense (Income)

Other expense (income) consists of the change in fair value of convertible notes accounted for under the fair value option, interest income earned on our cash balances held in interest bearing accounts, interest expense associated with our finance leases, and other expense and income, primarily associated with foreign currency gains and losses.

Income tax expense

Income tax expense consists of United States federal and state income taxes in jurisdictions in which we conduct business and foreign income taxes related to our United Kingdom and Italy subsidiaries. The provision for income taxes is based on our taxable income. We recorded a full valuation allowance of our deferred tax asset position as of December 31, 2025 and 2024 as we believe it was more likely than not that we would not be able to utilize our deferred tax assets.

Results of Operations

The following table summarizes our results of operations for the years ended December 31, 2025 and 2024 (in thousands):

	Year Ended December 31,		2025 vs. 2024
	2025	2024	$ Change	% Change
Revenue	$4,157	$800	$3,357	420%
Grant Revenue	1,673	2,036	(363)	(18)%
Total Revenue	5,830	2,836	2,994	106%
Operating costs and expenses:
Cost of revenue	2,728	514	2,214	431%
Research and development	9,519	7,998	1,521	19%
Selling, general, and administrative	6,058	2,799	3,259	116%
Total operating costs and expenses	18,305	11,311	6,994	62%
Loss from operations	(12,475)	(8,475)	(4,000)	47%
Other expenses (income):
Change in fair value of convertible notes	—	1,492	(1,492)	*
Interest income	(446)	(88)	(358)	407%
Finance leases interest expense	114	149	(35)	(23)%
Other expense (income), net	19	(24)	43	(179)%
Loss before income tax expense	(12,162)	(10,004)	(2,158)	22%
Income tax expense	37	61	(24)	(39)%
Net loss	$(12,199)	$(10,065)	(2,134)	21%

____________

*        % change not meaningful

Revenue

Revenue from contracts with customers increased by $3.4 million from $0.8 million for the year ended December 31, 2024 to $4.2 million for the year ended December 31, 2025. The increase is attributable to $2.4 million of revenue associated with timing of work performed under existing contracts which were signed in 2024, $0.6 million of revenue associated with new customer contracts in 2025, and $0.4 million of revenue related to additional contracts received and completed from existing customers in 2025. Revenue is derived from our quantum computing research and development projects and custom chip fabrication projects for commercial entities and the U.S. government and its various agencies. Revenue derived from the U.S. government and its various agencies was $2.2 million for the year ended December 31, 2025, and $0.3 million for the year ended December 31, 2024. Revenue derived from the United Kingdom government and its various agencies was $0.3 million for the year ended December 31, 2025. Our contracts are typically fixed price or cost plus-based contracts and the timing and amounts of revenue recognized in any given period will vary based on the delivery of the goods and associated milestones and/or the work performed.

Grant Revenue

Grant revenue consists of amounts earned under an arrangement with a United Kingdom and an arrangement with a European Union government agency, in which qualifying quantum computing research and development expenses are claimed and reimbursed. Grant revenue decreased by $0.3 million from $2.0 million for the year ended December 31, 2024 to $1.7 million for the year ended December 31, 2025. The timing and amounts of grant revenue recognized in any given period will vary based on the number of projects which the Company has applied and been awarded grant funding for.

Costs of Revenue

Costs of revenue increased by $2.2 million from $0.5 million for the year ended December 31, 2024 to $2.7 million for the year ended December 31, 2025. The increase in cost of revenues is primarily driven by an increase in our revenue and the costs we incurred to fulfill our customer contracts, including an increase of $0.8 million in direct third party consultant and subcontractor costs, an increase of $0.6 million in indirect allocated costs, an increase of $0.6 million of direct employee costs for labor and expenses, and an increase of $0.2 million in direct materials cost.

Research and Development Expenses

Research and development expenses increased by $1.5 million from $8.0 million for the year ended December 31, 2024 to $9.5 million for the year ended December 31, 2025. The increase in research and development expense was primarily attributable to increased stock-based compensation expense of $1.2 million as a result of equity awards granted during the year ended December 31, 2025, an increase of $0.7 million in third-party consultant and subcontractor research and development expense primarily due to our research collaboration with a third-party to develop a manufacturing line for our Single Flux Quantum superconducting control chips, partially offset by a decrease of $0.4 million of direct employee costs for labor and expenses.

Selling, General, and Administrative Expenses

Selling, general and administrative expenses increased by $3.3 million from $2.8 million for the year ended December 31, 2024 to $6.1 million for the year ended December 31, 2025. The increase was primarily attributable to increased professional fees of $1.9 million due to increased consulting, legal, and audit and accounting costs incurred in connection with the planned Merger, as well as an increase in employee related costs of $0.7 million as a result of increased headcount, an increase in stock-based compensation expense of $0.4 million as a result of equity awards granted during the year ended December 31, 2025, and an increase in other selling, general, and administrative expenses of $0.3 million.

Other Expense (income)

Other expense (income), net decreased by $1.8 million from expense of $1.5 million for the year ended December 31, 2024 to income of $0.3 million for the year ended December 31, 2025. The decrease was primarily attributable to a decrease of $1.5 million of expense associated with the change in fair value of convertible notes recognized, as the convertible notes were settled through conversion into convertible preferred stock during the year ended December 31, 2024, and a $0.3 million increase in interest income due to cash being invested in interest bearing accounts.

Income tax provision

Income tax provision was less than $0.1 million for each of the years ended December 31, 2025 and 2024 and relates to income tax expense associated with an uncertain tax position for our U.K. foreign subsidiary.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception, we have incurred net operating losses and negative cash flows from operations. During the years ended December 31, 2025 and 2024, we incurred net losses of $12.2 million and $10.1 million, respectively. As of December 31, 2025, we had cash and cash equivalents of $28.0 million and an accumulated deficit of $55.7 million. We expect to continue to incur net operating losses and negative cash flows from operations and we expect our research and development expenses, selling, general and administrative expenses, and capital expenditures will continue to increase as we continue to expand our operations. To date, we have financed our operations through issuances of our convertible preferred stock, convertible notes, and common stock, raising gross proceeds of $80.8 million.

Cash Flows

The following table summarizes our cash flows for the year ended December 31, 2025 and 2024 (in thousands)

	Year Ended December 31,
	2025	2024
Net cash used in operating activities	$(7,889)	$(6,490)
Net cash used in investing activities	(2,008)	(132)
Net cash provided by financing activities	28,252	11,608
Effect of exchange rate changes on cash	28	44
Net increase in cash and cash equivalents	$18,383	$5,030

Cash Flows Used in Operating Activities

Net cash used in operating activities was $7.9 million for the year ended December 31, 2025, consisting primarily of our net loss of $12.2 million. This was partially offset by adjustments to reconcile net loss to net cash used in operating activities of $4.3 million, which primarily consisted of $1.9 million of stock-based compensation expense, $1.0 million of depreciation expense, changes in operating assets and liabilities of $0.8 million, $0.2 million of non-cash operating lease expense, and $0.2 million of amortization expense on finance lease assets.

Net cash used in operating activities was $6.5 million for the year ended December 31, 2024, consisting primarily of our net loss of $10.1 million. This was partially offset by adjustments to reconcile net loss to net cash used in operating activities totaling $3.6 million, which included $1.5 million of change in fair value of convertible notes, $1.0 million of depreciation expense, $0.4 million of stock-based compensation expense, $0.2 million of non-cash operating lease expense, $0.2 million of amortization expense on finance lease assets, $0.1 million of non-cash interest expense on finance lease liabilities, and changes in operating assets and liabilities of $0.2 million.

Cash Flows from Investing Activities

Net cash used in investing activities was $2.0 million and $0.1 million for the years ended December 31, 2025 and 2024, respectively, consisting of purchases of property and equipment. The increase in 2025 reflects higher capital expenditures to support the growth of our operations, including investments in equipment for our new leased facility that commenced in 2025.

Cash Flows from Financing Activities

Net cash provided by financing activities was $28.3 million for the year ended December 31, 2025, consisting primarily of $19.0 million of proceeds received from the issuance of our Series X preferred stock, $10.0 million of proceeds received from the issuance of our Series A-2 preferred stock, and $0.1 million from proceeds for exercise of stock options, offset by principal payments on finance leases of $0.7 million, and payment of convertible preferred stock offering costs and deferred offering costs of $0.2 million.

Net cash provided by financing activities was $11.6 million for the year ended December 31, 2024, consisting primarily of $11.4 million of proceeds received from the issuance of our Series A-2 preferred stock and $1.2 million of proceeds from the issuance of convertible notes, which was partially offset by the principal payments on finance leases of $0.5 million and payment of convertible preferred stock offering costs of $0.5 million.

2022 Convertible Notes

In November 2022, we issued convertible notes for a total principal amount of $8.9 million (the “2022 Convertible Notes”). The 2022 Convertible Notes had a stated interest rate of 6% per annum that was payable concurrently with repayment of the principal amount. Repayment of principal or interest was due November 2024.

The 2022 Convertible Notes were converted accordance with their terms in November 2024 into 1,745,625 shares of Series SA-2 Convertible Preferred Stock in connection with the Series A-2 Convertible Preferred Stock financing.

2024 Convertible Notes

In September 2024, we issued convertible notes for a total principal amount of $1.2 million (the “2024 Convertible Notes”). The 2024 Convertible Notes had a stated interest rate of 6% per annum that was payable concurrently with repayment of the principal amount. No repayment of principal or interest is due until their maturity.

The 2024 Convertible Notes were converted according to their terms in November 2024 into 163,357 shares of Series A-2 Convertible Preferred Stock in connection with the Series A-2 Convertible Preferred Stock financing.

Future Funding Requirements

Our primary use of cash is to fund our research and development activities and business operations, which consist primarily of employee-related costs such as salaries and benefits; materials and components for our quantum computing customer contracts and research and development; working capital requirements; capital expenditures and lease obligations for our fabrication, testing and lab facilities and equipment; and anticipated costs to scale our operations in the future and operate as a public company. We will require significant cash for expenditures as we invest in our ongoing quantum research and development and business operations.

Without giving effect to the Merger, we believe that our cash and cash equivalents is sufficient to fund our operations for at least twelve months from the date of authorization of our financial statements. Giving pro forma effect to the Merger and Transactions set forth in the “Unaudited Pro Forma Combined Financial Information” included elsewhere in this registration statement, as of December 31, 2025, pro forma cash and cash equivalents would have been $151.6 million. With the funds to be received as a result of the Merger, we expect that our cash and cash equivalents will be sufficient to fund our operations through            .

Because of the numerous risks and uncertainties associated with research, development and commercialization of our business and our limited operation history, we are unable to estimate the exact amount of our working capital requirements. Our operating plan may change because of factors currently unknown, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations or other transactions. In addition, we may seek additional capital even if we believe that we have sufficient funds for current or future operating plans. Such financings may result in dilution to stockholders, issuance of securities with priority as to liquidation and dividend and other rights more favorable than common stock, imposition of debt covenants and repayment obligations or other restrictions that may adversely affect our business. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, or substantially reduce our quantum computing development efforts. Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth in the section titled “Risk Factors” included elsewhere in the registration statement of which this prospectus is a part.

Contractual Obligations and Commitments

Lease Obligations

We lease facilities for our fabrication, lab and office space, and we also lease equipment for use in our operations. We have both operating and financing leases. Our leases include fixed lease payments which may include escalation terms based on a fixed percentage or may vary based on an inflation index or other market adjustments. As of December 31, 2025, future minimum payments under our operating leases are $4.1 million and future minimum payments under our finance leases are $0.8 million. Additionally, as of December 31, 2025 we have total estimated lease payments of $1.3 million under a 3-year lease of equipment which has not yet commenced.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with GAAP requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Areas of the consolidated financial statements where estimates may have the most significant effect include, but are not limited to, determination of the fair value of stock-based compensation and determination of the fair value of convertible notes. We evaluate estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and adjust when facts and circumstances dictate. These estimates are based on information available as of the date of the consolidated financial statements; therefore, actual results could differ from those estimates.

We define our critical accounting policies as those accounting principles that require us to make subjective estimates and judgments about matters that are uncertain and are likely to have a material impact on our financial condition and results of operations, as well as the specific way we apply those principles. While our significant accounting policies are more fully described in Note 2 of our audited consolidated financial statements appearing elsewhere in the registration statement of which this prospectus is a part, we believe the following are the critical accounting policies used in the preparation of our financial statements that require significant estimates and judgments.

Stock-Based Compensation

We account for stock-based compensation to employees and non-employees in accordance with Financial Accounting Standards Board (“FASB”) ASC 718, Compensation — Stock Compensation (“ASC 718”). Stock-based compensation expense relates to equity awards issued to our employees and non-employees under our 2019 Equity Incentive Plan, including stock options and restricted stock awards with both service and performance-based vesting conditions.

We measure and record compensation expense related to stock-based awards based on the fair value of those awards as determined on the date of grant. We recognize stock-based compensation expense over the requisite service period, which generally represents the vesting period during which an employee provides service in exchange for the award. Compensation expense for awards to non-employees is recognized in the same manner as if we had paid cash in exchange for the goods or services, which is generally over the vesting period of the award. Stock-based compensation expense for service-only based awards is recognized on a straight-line basis. Stock-based compensation expense for awards with both performance and service-based vesting conditions is recognized over the requisite service period using an accelerated attribution method, once the performance conditions are considered probable of being achieved, using our best estimates. We account for forfeitures as they occur. For awards forfeited before completion of the requisite service period, previously recognized compensation expense is reversed in the period the award is forfeited.

The fair value of each restricted stock award granted is measured on the date of grant at the estimated fair value of the common stock. The fair value of each stock option grant is estimated on the date of the grant using the Black-Scholes-Merton option-pricing model, which requires the use of subjective assumptions. We calculate the fair value using the following assumptions:

Expected Volatility — We estimate volatility for option grants by evaluating the average historical volatility of a peer group of companies for the period immediately preceding the option grant for a term that is approximately equal to the options’ expected term.

Expected Term — The expected term of our options represents the period the stock-based awards are expected to be outstanding. As we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior, we have elected to estimate its expected term by using the midpoint between the requisite service period and the contractual term.

Risk-Free Interest Rate — The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero-coupon issues with a term that is approximately equal to the options’ expected term at grant date.

Dividend Yield — We have not declared or paid dividends to date and do not anticipate declaring dividends. As such, the dividend yield has been estimated to be zero.

Because we are privately held and there has historically been no public market for our stock, the fair value of our equity is determined by the Board of Directors, with inputs from management, considering third-party valuations of our common stock as well as the Board of Directors’ assessment of additional objective and subjective factors that it believes are relevant. These third-party valuations are performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately Held Company Equity Securities Issued as Compensation. The fair value of our common stock has historically been determined using a market approach to calculate our enterprise equity value. This value was then allocated towards our various securities of its capital structure using an option pricing method, or OPM, based on the order of the superiority of the rights and preferences of the various securities relative to one another. Significant assumptions used in the OPM to determine the fair value of common stocks include volatility, discount for lack of marketability, and the expected timing of a future liquidity event such as an initial public offering, or sale of our Company in light of prevailing market conditions. In the course of preparing our financial statements for the years ended December 31, 2024 and 2025, we performed fair value assessments of equity awards granted during the period, solely for accounting purposes. We used the fair values of our common stock from our retrospective fair value assessments to determine the fair value of the equity awards granted and to calculate our stock-based compensation expense recorded in our financial statements. These reassessed values were based, in part, upon third-party valuations of our common stock that were prepared on a retrospective basis, and used a market approach to estimate our enterprise value. In order to allocate value to the common stock the hybrid method was used. The hybrid method is a probability-weighted expected return method, or PWERM, where the equity value in one or more of the scenarios is calculated using an OPM. The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of the future value of our common stock, assuming various outcomes. The value of a share of common stock is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. In each case, a discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock.

These third-party valuations were performed at various dates, resulting in a fair value of our common stock of $3.83 per share as of April 2, 2025 and $12.69 per share as of December 8, 2025. Given the absence of a public trading market, our Board, with input from management, considered the results of these third-party valuations in addition to numerous objective and subjective factors to determine the fair value of common stock.

The factors included, but were not limited to:

•        the prices at which we sold our Series A-2 and Series X convertible preferred stock to new and existing investors during the year ended December 31, 2025, and the rights and preferences of the convertible preferred stock relative to our common stock at the time of each grant;

•        the terms of the Merger Agreement, including the price per share at which shares will be issued and sold in the PIPE financing pursuant to the Subscription Agreements entered into as part of the Transactions, and the likelihood of completing the Merger;

•        our ability to raise future financings and the lack of liquidity of our equity as a private company;

•        our stage of development and business strategy and the material risks related to our business and industry;

•        the valuation of publicly traded companies in the quantum industry, as well as recently completed mergers and acquisitions of peer companies and the analysis of initial public offerings and the market performance of similar companies in the quantum industry;

•        any external market conditions affecting the quantum industry and trends within the quantum industry; and

•        the likelihood of achieving a liquidity event for the holders of our convertible preferred stock and holders of our common stock, such as an initial public offering, or a sale of our company, given prevailing market conditions.

The assumptions underlying these valuations represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment and these valuations are sensitive to changes in the unobservable inputs. As a result, if we had used different assumptions or estimates, or if there are changes to the unobservable inputs, the fair value of our common stock and stock-based compensation expense could have been materially different

Our stock-based compensation expense is recorded in general and administrative and research and development expenses in our consolidated statements of operations and comprehensive loss.

The following table summarizes by grant date the number of shares subject to awards granted under our equity incentive plan through December 31, 2025, the per share exercise price of the awards or purchase price of the common stock awards and weighted average grant date fair value on each grant date:

Grant Date	Number of Common Shares Subject to Grant	Weighted Average Exercise Price Per Share	Estimated Fair Value per Common Share at Grant Date	Weighted Average Grant Date Fair Value	Award Type
April 9, 2025	1,869,600	$1.72	$3.83	$2.84	Option
July 15, 2025	79,686	$1.19	$3.83	$3.08	Option
October 10, 2025	329,104	N/A	$10.60	$10.60	Restricted Stock

Fair Value Option for Convertible Notes

We elected the fair value option under ASC 825, Financial Instruments, to account for our 2022 Convertible Notes and 2024 Convertible Notes in order to not have to bifurcate any embedded derivatives in accordance with ASC 815, Derivatives and Hedging. At issuance, we recorded the convertible notes at fair value and subsequently remeasured them to fair value at each reporting date until settlement. Changes in fair value were recognized as a component of other income (expense), net in the consolidated statements of operations and comprehensive loss. As a result of applying the fair value option, direct costs and fees related to the convertible notes were recognized in earnings as incurred and not deferred. Any changes in fair value caused by instrument-specific credit risk are presented separately in other comprehensive income.

We determined the fair value of the Convertible Notes based on the proceeds received for the Convertible Notes; the terms of the Convertible Notes, including the rate at which the notes convert into equity securities; the probability and timing of conversion scenarios and; the fair value of the underlying equity shares. We estimated the probability and timing of the qualified equity financing based on management’s assumptions and knowledge of specified events at issuance and as of each reporting date. Due to the nature of these inputs, the valuation of our convertible notes represented a Level 3 measurement within the fair value hierarchy. We have no convertible notes outstanding as of December 31, 2025 and 2024.

Recently Adopted Accounting Pronouncements

We have reviewed all recently issued accounting pronouncements and have determined that, other than as disclosed in Note 2 to our annual consolidated financial statements included elsewhere in the registration statement of which this prospectus is a part and disclosed above, such standards will not have a material impact on our financial statements or do not otherwise apply to our operations.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act, or the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are otherwise applicable to other public companies. These provisions include: (i) being permitted to provide only two years of audited financial statements in addition to any required unaudited interim financial statements and a correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in the registration statement of which this prospectus is a part; (ii) not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act; (iii) reduced disclosure obligations regarding executive compensation; (iv) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved; and (v) exemptions from compliance with the requirements of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, will adopt the new or revised standard whenever such early adoption is permitted for private companies. This may make comparison of our financial statements with another public company, which is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company under the JOBS Act until the earliest of (a) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (b) the last date of the fiscal year in which our total annual gross revenue is equal to or more than $1.235 billion, (c) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates or (d) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three years.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as (i) the market value of our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or (ii)(a) our annual revenue is less than $100.0 million during the most recently completed fiscal year, and (b) the market value of our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to certain market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. These risks primarily include foreign currency exchange rate sensitivities.

Foreign Currency Risk

Our reporting currency is the United States Dollar. Non-monetary assets and liabilities of our foreign subsidiaries that are denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions that are conducted in a currency other than the Company’s functional currency are included in other expenses, net in the Consolidated Statement of Operations and Comprehensive Loss. Gains and losses related to foreign currency transactions and translations have not been significant.

Our operating expenses are generally denominated in the currencies of the countries in which its operations are located, which are primarily in the United States, United Kingdom, and Europe. Our consolidated results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. To date, we have not entered into any hedging arrangements with respect to foreign currency risk or other derivative financial instruments, although we may choose to do so in the future.

GLOSSARY OF TECHNICAL TERMS

Unless otherwise stated in this this registration statement of which this prospectus is a part or the context otherwise requires, references to the technical terms below in the section titled “Business” in this prospectus have the meanings set forth below:

Chiplet:    A small, specialized semiconductor or superconducting chip designed to perform a particular function as part of a larger package. Chiplets are often combined with other chiplets in a module to create more flexible and scalable system designs.

Complementary Metal-Oxide-Semiconductor (“CMOS”):    The standard semiconductor technology used to build most conventional computer chips, including processors and memory. In quantum systems, CMOS can provide programmability, memory and supporting control functions, including in some low-temperature applications.

Control electronics:    The hardware that sends signals to qubits to manipulate their states and perform quantum operations. These systems also coordinate timing, measurement and feedback, and are a major part of the complexity and power consumption of quantum computers.

Cryogenic:    Referring to extremely low temperatures, often close to absolute zero. In quantum computing, cryogenic environments are used because many quantum devices and superconducting circuits only function properly when kept very cold.

CryoCMOS:    CMOS electronics designed or adapted to operate at cryogenic temperatures. It is used to bring some classical control and interface functions closer to the quantum processor while reducing latency and system complexity.

Crosstalk:    Unwanted interference between signals or components in an electronic system. In quantum computing, crosstalk can disturb qubits or corrupt control and readout signals, making accurate operation more difficult.

Digital twin:    A virtual model of a physical system used to simulate, test or validate performance before or alongside real-world deployment. In quantum computing, a digital twin can help developers evaluate system behavior, integration and control strategies more efficiently.

Error correction:    The process of identifying and correcting errors that occur while a quantum computer is operating. Because qubits are highly sensitive to noise and disturbance, error correction is essential for making quantum systems reliable enough to perform useful, large-scale computations.

Fault-tolerant quantum computing:    A form of quantum computing designed to continue operating accurately even when individual qubits or operations produce errors. It relies on error detection and correction methods so that computations can run long enough and reliably enough to solve useful problems.

Firmware:    Low-level software embedded directly into hardware devices to control their operation. In quantum systems, firmware may manage timing, signal generation, configuration and communication between components.

Foundry:    A manufacturing facility that fabricates semiconductor or superconducting chips. In this context, a superconducting foundry is used to produce specialized low-temperature circuits for quantum control, readout and related applications.

Graphics processing unit (GPU):    A specialized classical processor originally designed for graphics but now widely used for high-performance computing and artificial intelligence. In quantum systems, GPUs may be used to support demanding classical tasks such as decoding, simulation and real-time feedback.

High-performance computing (HPC):    Advanced computing systems designed to process very large or complex workloads at high speed. HPC resources can be used alongside quantum systems for simulation, orchestration, data processing and hybrid quantum-classical computing tasks.

Hybrid quantum-classical workflow:    A computing approach in which quantum processors and classical computers work together in repeated cycles. In these workflows, the quantum system performs certain operations while classical hardware handles tasks such as control, measurement processing, decoding and feedback.

Logical qubit:    A more reliable qubit created by combining many physical qubits together using error-correction techniques. Logical qubits are intended to preserve quantum information more accurately than individual physical qubits and are considered a key building block for large-scale, fault-tolerant quantum computing.

Low latency:    The ability to send, process or respond to information with very little delay. In quantum computing, low latency is especially important for readout, feedback and error correction, where slow response times can reduce system performance.

Multi-chip module (MCM):    A package that integrates multiple chips or chiplets into a single assembly so they can work closely together. In quantum systems, this can help bring control, readout and quantum processor components into closer proximity.

Multiplexing:    A method of sending multiple signals through a smaller number of physical connections or channels. In quantum systems, multiplexing can reduce wiring complexity, hardware requirements and thermal load as qubit counts increase.

Neutral-atom qubit:    A qubit implemented using electrically neutral atoms that are controlled with lasers or optical traps. These systems are often seen as promising for building large arrays of qubits with strong connectivity.

Photonic qubit:    A qubit implemented using particles of light, or photons. Photonic approaches can offer advantages in communication and connectivity, though they present different engineering challenges from superconducting or trapped-ion systems.

Physical qubit:    The basic quantum information unit embodied in a real-world device, such as an atom, trapped ion, superconducting circuit or photon.

Quantum processing unit (QPU):    The part of a quantum computer that contains the qubits and performs quantum operations. A QPU is the quantum counterpart to a classical processor, but it typically depends on extensive supporting control, readout and computing infrastructure.

Readout:    The process of measuring a qubit to determine its state and convert that result into usable classical information. Readout is a critical step in quantum computing because it is how the outcome of a quantum operation is observed and used.

Single Flux Quantum (SFQ) logic:    A superconducting digital logic technology that represents information using extremely small, quantized pulses of magnetic flux. SFQ circuits are designed for very high speed and very low power consumption, making them attractive for cryogenic quantum control systems.

Spin qubit:    A qubit that stores information in the quantum spin state of an electron or similar particle, often in a semiconductor device. Spin qubits are attractive because of their small size and potential compatibility with semiconductor manufacturing methods.

Superconducting qubit:    A qubit built from superconducting electronic circuits that operate at extremely low temperatures. These qubits are one of the most actively developed approaches to quantum computing because they can be manufactured using chip-based techniques and can support very fast operations.

Trapped-ion qubit:    A qubit implemented using electrically charged atoms held in place by electromagnetic fields. Trapped-ion systems are known for high-quality operations and long coherence times, though they can face scaling and speed tradeoffs.

BUSINESS

See the section titled “Glossary of Technical Terms” of this this registration statement of which this prospectus is a part for the definitions of certain technical terms used within this section.

Overview

Our vision

Our vision is to unlock the full potential of quantum computing by enabling scalable, commercially viable quantum systems. We believe the path to scale will mirror classical computing, with enabling technologies spanning foundry, chips, firmware and software. Our superconducting foundry, chip, firmware and software capabilities position us to help customers develop and validate the architectures needed to bring quantum systems to market.

SEEQC-Enabled Fully Integrated Multi-chip Quantum Module:

SEEQC’s Multi-chip Module With Scalable Architecture:

Our Approach

SEEQC was established to address what we believe is a fundamental barrier to realizing quantum computing’s commercial potential: the development of a fully integrated, chip-based architecture capable of delivering scalable, fault-tolerant quantum operations. We believe the path to commercial quantum computing depends not only on advances in qubits, but also on the surrounding system infrastructure that enables control, readout and integration with classical compute environments. Our chip-based solutions are designed to serve as a digital infrastructure layer within the quantum computing value chain, enabling quantum hardware developers and integrators to advance their systems toward scalable, fault-tolerant architectures. We pursue this role by working across the quantum computing ecosystem with hardware developers, integrators, advanced computing partners, manufacturing collaborators and government-supported programs. Although our initial commercial focus is on superconducting systems, our platform is agnostic to quantum modality at the infrastructure layer and to support developers across architectures as system requirements mature.

SEEQC was formed in 2019 through a transfer of assets from Hypres, Inc., a superconducting electronics company founded in 1983 by members of IBM’s superconducting computing project organization. Through this transfer of assets, we inherited deep expertise in superconducting digital circuit design, fabrication and cryogenic testing and system integration that continues to inform our technology platform today. This heritage underpins our work across digital control, readout and hybrid quantum-classical workflow integration and provides an important foundation for the development of our current technologies.

We believe the next phase of quantum computing will be shaped by hybrid classical-quantum workflows, in which quantum processors and classical compute resources operate together through repeated cycles of computation, measurement, decoding and feedback. Similar to the role integrated chips played in scaling classical computers, we believe digital, chip-based integration of key quantum system functions will be an important enabler of these workflows and of scalable quantum computing more broadly. We focus on the classical-quantum interface layer, where digital control, readout and near real-time error-correction technologies support the movement of data and instructions between quantum and classical systems. Our digital control and readout chips are designed to replace the analog or mixed-signal electronics used in most quantum computers today with a fully digital architecture optimized for scale, energy efficiency and cost. While our initial commercial focus is on superconducting-based quantum systems, the architectural principles underlying our digital cryogenic control, readout and integration technologies are designed to be applicable, in whole or in part, across multiple qubit modalities such as semiconductor spin qubits, photonic qubits, and others.

Our platform is built on superconducting highly energy-efficient Single Flux Quantum (“SFQ”) digital logic supported by cryogenic Complementary Metal-Oxide-Semiconductor (“CMOS”) technologies. This architecture is designed to operate at ultra-low power at millikelvin temperatures, enabling close proximity between digital control chips and qubits at the coldest stage of the quantum system while reducing thermal load, wiring complexity and cooling requirements as systems scale. By replacing room-temperature analog control chains with superconducting chip-based digital circuitry located closer to the qubits, our architecture is also designed to reduce the size, component count and overall complexity of the control stack relative to conventional analog systems. We believe this more compact and integrated architecture can improve system efficiency and support more scalable quantum system designs. We are developing and integrating supporting cryogenic CMOS technologies and associated room-temperature electronics as part of a broader control and interface solution. We combine SFQ and CMOS-based architectures to leverage the complementary strengths of each technology, using high-speed, low-latency, and energy-efficient SFQ logic together with the programmability, memory, and robust operational capabilities of CMOS and cryoCMOS. In addition to supporting fault-tolerant operation, our quantum-classical interfacing solutions are designed to enable tightly coupled integration between quantum processing units (“QPUs”) and classical compute resources, including graphics processing units (“GPUs”), which we believe may support emerging workloads such as AI for quantum computing and quantum computing for AI.

SEEQC’s Architecture Reduces Size, Component Count and Complexity:

Our approach is defined by the following core attributes:

•        Focus on the Infrastructure Layer.    We focus on the digital infrastructure layer of the quantum computing stack, which we believe will become increasingly important as systems move toward larger, error-corrected fault-tolerant architectures.

•        Designed for Scalable Integration.    We enable scaling by integrating control, readout, multiplexing and selected digital processing and quantum-classical interface functions directly on-chip.

•        Built for Hybrid Quantum-Classical Workflows.    Our platform is designed to support low-latency coordination between quantum processors and classical compute resources, including GPU-accelerated systems.

•        Power-Efficiency at the Core.    Our SFQ-based architecture is designed to operate at nanowatt-scale dissipation within the millikelvin stage of the system. This power will be further decreased to sub-nanowatt level with our next generation of SFQ logic. We believe this ultra-low power profile will become increasingly important as qubit counts rise and power and cooling constraints become critical to commercial deployment.

•        Owned and Vertically Integrated Superconducting Foundry.    We operate an in-house superconducting foundry that supports fabrication, rapid iteration and tighter integration across all stages of development and manufacturing.

•        Strategically Validated Ecosystem Relationships.    We work with quantum system developers, technology companies and government-supported programs that help validate our technologies and support broader ecosystem relevance.

The Quantum Computing Market Opportunity and Industry Dynamics

Quantum Computing is at An Inflection Point Today

Quantum computing is at an inflection point as the industry moves beyond early proof-of-concept systems toward larger, more integrated architectures designed to support commercially relevant applications. This shift is being driven by increasing investment from commercial enterprises, governments and both public and private capital providers, as well as by greater focus on fault tolerance, system reliability and practical deployment. According to McKinsey’s Quantum Technology Monitor 2026, the quantum computing market size (estimated by adding investments, revenues and internal funding from technology developers such as Google, IBM, AWS and Intel) was approximately $15 billion in 2025 and is projected to reach $25 to $34 billion by 2030 as fault-tolerant systems are deployed at scale. McKinsey estimates that by 2040 the broader quantum computing market could reach approximately $77 to $148 billion, with economic value creation across industries potentially reaching $1.3 to $2.7 trillion by 2035. In an updated analysis titled, The Long-Term Forecast for Quantum Computing Still Looks Bright, Boston Consulting Group (“BCG”) reaffirmed its projection that the market for quantum computing hardware and software providers would be between $90 to $170 billion by 2040, with economic value creation from quantum computing reaching $450 to $850 billion. In 2025, total funding into quantum technology start-ups was $12.6 billion, up 6.3x from $2.0 billion in 2024. This surge in funding is fueling the advancement of quantum technologies from research programs toward commercial deployment.

Government support is also reinforcing the view that quantum computing is moving from research toward strategic deployment. In the United States, the National Quantum Initiative framework, the Department of Energy’s National Quantum Information Science Research Centers, National Science Foundation infrastructure efforts and DARPA’s benchmarking programs are intended not only to support research, but also to validate technology pathways, strengthen domestic quantum capabilities and shape the infrastructure needed for commercialization. Similar national strategies are also underway in Europe and the United Kingdom. In the UK, the National Quantum Strategy committed £2.5 billion over ten years beginning in 2024, and in March 2026 the UK announced a further package worth up to £2 billion to support large-scale quantum computing deployment and strengthen national capabilities. The UK has also established the National Quantum Computing Centre (the “NQCC”) to support national quantum programs and infrastructure development. We are collaborating with the NQCC through our Cross-Qubit Scaling Platform hosted at the NQCC, which is intended to help validate our infrastructure technologies for scaling across different qubit platforms. Together with our DARPA QBI-related activities, these engagements highlight the Company’s participation in major U.S. and UK quantum validation efforts. Many quantum computing developers today continue to operate across a broad portion of the stack, from qubit development and control infrastructure through software and, in some cases, application-layer tools. We believe this degree of vertical integration reflects the current stage of industry development, in which a dependable, modular and mature supply chain has not yet fully emerged. As a result, system developers often continue to build or tightly control critical enabling technologies internally, particularly in areas such as control, readout, cryogenic packaging and system integration. We believe this industry structure highlights both the relative immaturity of the market and the opportunity for specialized infrastructure providers that can help support a more scalable and dependable quantum supply chain over time.

Industry roadmaps across quantum computing modalities are increasingly focused on milestones that directly reflect progress toward practical use cases, commercially relevant system performance and scalable deployment, rather than on physical qubit counts alone. This shift reflects continued technical progress and a broader move from laboratory-scale demonstrations toward architectures intended to support fault tolerance, system utility and real-world applications later this decade and into the early 2030s. As a result, the industry is increasingly being judged not only on technical advancement, but also on its ability to deliver larger, more scalable, more reliable and more deployable systems over time. Superconducting quantum systems remain a major focus of current commercial activity. They represent one of the largest and most active segments of the quantum computing ecosystem, with many of the world’s leading technology companies, including IBM, Google, Amazon and Microsoft, pursuing cryogenic, superconductor-enabled platforms. Although the industry continues to explore multiple modalities, this concentration of technical effort, capital and deployment activity reflects the view that superconducting systems currently offer one of the most credible and active paths toward scaled quantum computing, particularly in the near to medium term.

That progression is also visible in selected public roadmaps from leading industry participants. IBM has stated that its roadmap targets Starling, its first fault-tolerant system, in 2029 and quantum-centric supercomputers with thousands of logical qubits beyond 2033, while Google has described a roadmap that progressed from beyond-classical quantum computation in 2019 to a quantum error-correction prototype in 2023 and below-threshold error correction with Willow in 2024, with a long-lived logical qubit identified as its next milestone. DARPA’s Quantum Benchmarking Initiative is similarly focused on whether competing approaches can achieve utility-scale performance by 2033. These roadmap signals suggest that the path to commercialization is becoming more defined, and we believe SEEQC is positioned to integrate with developers’ roadmaps because our technologies address the control, readout and quantum-classical interface requirements that become increasingly important as systems advance toward larger, error-corrected architectures.

Current Quantum Development Roadmap:

Computation is becoming more difficult to scale from both a system and an energy perspective. The International Energy Agency estimates that global data center electricity consumption was about 415 terawatt-hours in 2024 and is expected to more than double to around 945 terawatt-hours by 2030, with AI as the principal driver of that growth. In the United States, data centers are projected to account for nearly half of electricity demand growth through 2030. The expansion of AI training and inference workloads has heightened focus on overall energy consumption, power density, latency, thermal management and the cost of scaling advanced computing systems. At the same time, fault-tolerant quantum computing introduces its own energy consumption and scaling pressures tied to control electronics, readout systems, interconnect density and cryogenic operation. As qubit counts increase, the energy required to control and measure qubits using racks of room-temperature electronics can become a structural constraint on the economic viability of large-scale systems.

Architectural efficiency, tighter system integration and more specialized processor coordination are becoming increasingly important across next-generation computing platforms. We believe the long-term opportunity is not only to scale AI and quantum independently, but also to enable them to work together more efficiently through hybrid classical-quantum workflows, in which quantum and classical systems interact through iterative cycles of computation, measurement, decoding and feedback. As both AI and quantum continue to scale, technologies that reduce control overhead, improve energy efficiency and strengthen coordination across computing layers are likely to become increasingly important.

These trends create a compelling opportunity for infrastructure innovation. Conventional superconducting quantum systems continue to rely heavily on room-temperature analog control and readout chains that require extensive cabling, filtering, attenuation, and pre-distortion before signals reach the qubits and multi-stage amplification, extensive isolation for qubit readout data. As systems scale, these analog paths become more susceptible to crosstalk, signal drift, waveform distortion, noise, latency and thermal burden, while also increasing system cost and complexity. More broadly, across modalities, the recurring issues are increasingly control, readout, integration, feedback and power efficiency. We believe this is where SEEQC is a differentiator. Our technologies are designed to address the infrastructure layer of quantum computing through highly energy-efficient digital, cryogenic-native control, readout, multiplexing and hybrid quantum-classical workflow integration. As the industry moves toward larger, error-corrected architectures and more hybrid classical-quantum workflows, we believe digital cryogenic infrastructure will become an increasingly important enabler of commercial viability.

Approaches and Modalities — Advantages and Challenges

Quantum computing is being pursued across a range of physical technologies to implement qubits, including superconducting circuits, trapped ions, neutral atoms, photonic systems, solid-state spins, and emerging approaches. These modalities differ in how qubits are realized, controlled, and measured, and each presents distinct technical advantages and scaling challenges. While progress continues across these architectures, no single modality has yet demonstrated a definitive path to large-scale, fault-tolerant quantum computing capable of sustained commercial deployment. Today, systems across these modalities have been deployed in research institutions, government laboratories, and commercial cloud-accessible and on-premises environments, reflecting a transition from isolated laboratory prototypes to broader fielded infrastructure.

The quantum computing landscape is increasingly organized around modality-specific technology stacks and the providers building them. Superconducting systems are being advanced by companies such as IBM, Google, Rigetti, IQM which emphasize chip-based architectures, fast gate speeds and integration with broader computing infrastructure. Trapped-ion systems are being pursued by providers such as Quantinuum and IonQ, which emphasize long coherence times, high-fidelity operations and flexible qubit connectivity. Neutral-atom systems are being advanced by companies such as QuEra, Atom Computing, which emphasize large, highly connected qubit arrays, while photonic approaches are being pursued by companies such as PsiQuantum, Xanadu, which emphasize silicon photonics and leverage of existing semiconductor manufacturing infrastructure. Other approaches, including topological architectures, are also being pursued, including by Microsoft, which has described a roadmap based on topological qubits and measurement-driven quantum computing. Together, these participants illustrate that the market is not converging around a single technical architecture, but instead remains a competition among distinct hardware, control and systems integration approaches.

Key Quantum System Providers by Modality:

As quantum computing technologies are being developed across multiple modalities, including superconducting circuits, trapped ions, photonic systems, neutral atoms and silicon spin qubits. Each modality offers a different profile across key performance dimensions. These include gate speed, coherence time, qubit connectivity, physical scalability, error-correction overhead and latency, and cryogenic requirement. Among these modalities, superconducting systems currently represent the most commercially advanced and most visibly deployed segment of the market, with selected public disclosures indicating that companies such as IBM, Rigetti and IQM account for some of the largest publicly identified system footprints today, and with Google also among the leading superconducting developers by technical progress and commercial activity. Superconducting systems are often viewed as attractive because they combine fast gate speeds with relatively advanced commercial deployment, but they typically have shorter coherence times, lower connectivity and significant cryogenic and wiring requirements. Trapped-ion systems are generally associated with higher fidelity, long coherence times and strong connectivity, but can face tradeoffs in gate speed and physical scalability. Neutral-atom architectures have shown promise in connectivity and physical scalability, while photonic systems are often viewed as attractive for connectivity, routing flexibility and lower cryogenic burden, although both remain earlier in commercial maturity. Silicon spin approaches are often viewed as promising because of their small device size, semiconductor manufacturing compatibility and potential physical scalability, but remain earlier in development and continue to face challenges in control, readout and system integration.

Fault-tolerant quantum computing has not yet been achieved at commercially relevant scale in any modality. Although meaningful progress has been made across superconducting, trapped ion, photonic, neutral-atom and other architectures, no approach has yet demonstrated the combination of reliability, duration and scale required to support large-scale logical qubit operation and sustained commercial workloads. Fault tolerance remains a critical industry milestone because it would enable quantum systems to perform long-duration computations through continuous error detection and correction. Reaching that milestone requires not only continued improvement at the qubit level, but also significant advances in the surrounding control, readout and decoding layers that must operate together with sufficient speed, precision and efficiency.

Quantum computing systems are organized across multiple layers, including the quantum processor, the control and readout infrastructure, the quantum-classical interface, the classical compute layer and the application layer. As companies pursue fault-tolerant architectures, bottlenecks are increasingly emerging across this stack rather than solely at the qubit layer. Quantum error correction depends on repeated cycles of measurement, classical decoding and conditional feedback, which place growing demands on low-latency feedback, control, high-throughput readout, deterministic quantum-classical coordination and energy-efficient operation. In conventional architectures, many of these functions continue to rely on slow room-temperature analog control and readout infrastructure, which can introduce complexity, thermal burden, latency and scaling constraints as systems grow. As a result, even though modalities differ in their physical implementation, they are increasingly converging around the same system-level bottlenecks in control, readout, decoding, integration and power efficiency.

Illustrative Quantum Stack Today:

We believe SEEQC is positioned to help address these bottlenecks by operating at the digital control and quantum-classical interface layer of the stack. Our technologies are intended to support scalable control and multiplexing, fast readout and reset, hybrid classical-quantum workflows, real-time error correction and improved power and thermal efficiency. We believe these capabilities can help reduce the infrastructure burden associated with scaling quantum systems and support the transition from laboratory-scale architectures toward larger fault-tolerant and commercially viable quantum computing systems.

SEEQC: A Differentiated Platform for Scalable Quantum Infrastructure

Technology Differentiation

Our strategy is to enable the scalable deployment of quantum computing by addressing the system-level infrastructure constraints that limit performance, energy efficiency, and fault tolerance. SEEQC operates in the digital infrastructure layer of the quantum computing stack, positioned between the quantum processor and classical-compute environments. While our initial commercial focus is on superconducting-based quantum systems, the architectural principles underlying our digital cryogenic control, readout, and integration technologies are designed to be applicable across multiple qubit modalities. As all types of quantum systems grow in qubit count and complexity, this interface layer increasingly determines system scalability, power efficiency, and the feasibility of real-time error correction. We focus on modernizing this layer through ultra-low power, fast digital, cryogenic-native control and integration of chip-based technologies designed to support commercially viable quantum system architectures.

SEEQC GPU-QPU Direct Digital Interface:

Scalable fault-tolerant quantum computing requires infrastructure capable of sustaining near real-time error correction as systems expand. Error correction depends on ultra-low-latency feedback between quantum and classical systems, stable and repeatable signal control and readout with sufficient fidelities, efficient throughput and energy-efficient operation within cryogenic environments where cooling capacity is inherently limited. As quantum processors scale, the energy required to control and readout qubits can become a fundamental constraint, making power efficiency essential to realistic deployment of large scale quantum data centers. Our superconducting digital architecture is designed to minimize power dissipation, reduce signal interference, streamline system integration, and reduce both capital expenditures and operating costs, enabling quantum systems to grow without proportional increases in hardware complexity or energy consumption. This approach reflects a historically proven model observed in classical computing, where the transition from vacuum tube-based systems to solid state integrated semiconductor architectures enabled scalable, reliable, and commercially viable platforms.

A defining feature of our architecture is the integration of digital control, readout, multiplexing and interface electronics with qubits in the cryogenic environment. In conventional architectures, control and readout electronics are positioned at room temperature and connected to qubits through long coaxial cables, attenuators, filters, isolators and amplifiers distributed across multiple cryogenic stages. As qubit counts increase, this separation can introduce wiring density constraints, increased thermal load, analog waveform distortion and greater calibration complexity due to signal drift and crosstalk. Our system-on-chip and multi-chip module architecture is designed to integrate SFQ-based control and readout chiplets directly alongside quantum processor chiplets, reducing reliance on long microwave signal paths and intermediate analog conditioning stages.

Our approach is defined by the following core differentiators:

•        Native Cryogenic Infrastructure-Layer Architecture:    Our platform is designed to replace conventional room-temperature analog control and readout chains with superconducting SFQ digital circuitry operating natively from 4K down to millikelvin cryogenic temperatures. Because SFQ circuits encode information as quantized magnetic flux pulses, signal generation is inherently digital and deterministic, with precise timing and reduced susceptibility to drift, distortion and instability. We believe this architecture can significantly reduce wiring density, thermal load and calibration overhead as systems scale.

•        Integrated Digital Readout, Control, and Multiplexing:    We are working toward integrating qubit control, measurement, multiplexing and selected quantum-classical interface functions directly on-chip. Our Josephson Digital Phase Detector (JDPD)-based readout digitizes qubit measurement signals directly within the cryogenic environment, proximal to qubits, and is designed to reduce reliance on extended analog microwave amplification chains and high-bandwidth analog data movement. Our digital control architecture uses digitally synthesized SFQ pulse sequences generated at cryogenic temperatures, which we believe can reduce distortion, jitter and temperature-dependent variability associated with analog waveform generation. Our digital multiplexing architecture routes multiple control or readout signals through a reduced number of physical interconnects using on-chip programmable routing and serialization, allowing more qubits to be managed without proportional increases in system hardware complexity, wiring count, or cost.

•        Cryogenic System Integration:    A defining feature of our architecture is the integration of digital control, readout, multiplexing and interface electronics with qubits in the cryogenic environment. In conventional architectures, these functions are performed using room-temperature electronics connected through long coaxial cables, attenuators, filters, isolators and amplifiers distributed across multiple cryogenic stages. We believe our system-on-chip and multi-chip module architecture, which is designed to place SFQ-based control and readout chiplets directly alongside quantum processor chiplets, can reduce latency, minimize signal distortion, lower interconnect density and improve overall system determinism. In addition, we are developing complementary cryogenic CMOS technologies and associated room-temperature electronics to support a broader control and interface solution. We combine SFQ and CMOS-based architectures to leverage the complementary strengths of each technology, using high-speed, low-latency, and energy-efficient SFQ logic together with the programmability, memory, and robust operational capabilities of CMOS and cryoCMOS. We believe this expanded architecture can help bridge the cryogenic and room-temperature layers of the quantum computing stack, support more efficient signal management and system orchestration, and provide customers with a more complete pathway to scalable fault-tolerant system integration.

•        Owned Foundry with Vertically Integrated Fabrication:    We operate an in-house superconducting foundry supporting multi-layer SFQ circuit fabrication with rapid cycle times. This design to fabrication to test workflow enables fast convergence between architecture and system integration requirements and supports scalable product development. This provides greater control over performance, quality, and future production scalability in conjunction with strategic partnerships. The Company’s fabrication capabilities support not only superconducting quantum control circuits but also advanced superconducting electronics applicable to highly energy-efficient HPC, sensor readout, and related cryogenic research systems.

•        Focus on Hybrid Quantum-Classical Workflows and Integration:    Our digital quantum-classical interface technologies are designed to enable low-latency, efficient bandwidth, deterministic coordination between quantum processors and classical compute resources, including GPU-accelerated AI-capable systems. We believe scalable quantum error correction and large-scale system performance depend on this integration. This supports fast, reliable coordination between quantum and classical systems required for error correction at scale.

•        Power and Thermal Efficiency:    Power dissipation at millikelvin temperatures is a primary scalability constraint in quantum computing. Our SFQ-based circuits are engineered to minimize both dynamic and static power dissipation, and our architecture is designed to operate within the limited cooling capacity available at the coldest stages of a dilution refrigerator. By combining low-power digital control with architectural digital multiplexing, routing and cryogenic deployment, we believe our platform can reduce both electrical power consumption and parasitic thermal loading, enabling larger qubit processors to operate within realistic cryogenic cooling budgets.

•        Staged Commercial Integration Model:    We engage customers through proof-of-concept and integration programs aligned with existing system architectures, enabling incremental adoption and progressive replacement of analog infrastructure as systems scale. This enables customers to adopt our technology incrementally while reducing integration risk.

We believe scalable, fault-tolerant quantum computing will require an architectural transition at the infrastructure layer, not solely improvements in qubit performance. Our strategy positions SEEQC as a foundational supplier of proprietary digital cryogenic control and readout chips that are physically integrated within quantum processor packages. As quantum systems move toward larger, error-corrected architectures, we believe energy-efficient, chip-level digital control will be a defining requirement for commercial viability, and that integrated cryogenic control chips will represent an increasingly critical component of scalable quantum system design.

Products and Integration Services

We provide superconducting digital control, readout, and quantum-classical integration solutions designed for incorporation into quantum computing systems developed by third parties. Our portfolio is organized into four primary functional blocks: Digital Qubit Readout, Digital Z (Flux) Control, Digital XY (Charge) Control, and Quantum-Classical Interface solutions. Each functional block is based on our superconducting Single Flux Quantum (SFQ) digital platform and is designed to replace or augment conventional analog control and readout infrastructure.

Digital Qubit Readout Solutions

Our digital readout solutions built around our patented Josephson Digital Phase Detector (JDPD) architecture. These solutions convert qubit measurement signals into digital representations within the cryogenic environment and are designed to replace conventional analog readout chains. Digital readout solutions are offered as chips, chiplets, packaging solutions, firmware, software modules, and integration services. Customers may deploy JDPD-based readout components independently within existing system architectures or as part of a broader SEEQC digital control stack.

Digital Z (Flux) Control Solutions

Our digital Z control solutions provide SFQ-based flux bias and tuning capabilities for superconducting quantum processors. These products are designed to support qubit frequency tuning and two-qubit gate operations while reducing wiring density and simplifying cryogenic integration. Z control products are offered as cryogenic control chips, supporting firmware and packaging solutions, and may be integrated alongside conventional XY control systems. This enables customers to adopt digital flux control incrementally without requiring full architectural replacement.

Digital XY (Charge) Control Solutions

Our digital XY control solutions implement single-qubit gate operations using digitally synthesized SFQ pulse sequences. These solutions extend the digital control stack beyond flux tuning to support full digital gate control at cryogenic temperatures. XY control solutions may be offered as cryogenic control chips, supporting firmware and packaging solutions, deployed independently or integrated with Z control functionality within a unified package. Adoption may occur in stages based on customer system maturity.

Hybrid Quantum-Classical Interface and Error Correction Solutions

Our quantum-classical interface solutions enable digital communication between cryogenic quantum processing units and classical compute resources, including CPUs, FPGAs, and GPU accelerators. These solutions are designed to support deterministic, data throughput efficient, low-latency data exchange required for quantum error correction and hybrid workloads. Interface solutions are delivered as chip-level digital circuit and interconnect solutions, integration modules, firmware, and system-level support.

Software and Firmware

Our hardware solutions are supported by firmware and software modules that integrate digital cryogenic control and readout functionality into customer system architectures. These tools include compilation, configuration, automation, and emulation capabilities, including digital twin functionality for system-level validation. Software and firmware are delivered as part of integration engagements or with hardware deployments and support research and development and revenue activities.

Integration Services

We provide integration services to support the incorporation of its digital cryogenic control, readout and quantum-classical interface technologies into customer system architectures. These engagements may include architecture design support, benchmarking and error-correction workflow development, cryogenic integration of quantum computers with high performance computing including GPU modules, AI clusters. We believe these services help customers validate performance and compatibility while supporting broader adoption of our technologies as systems scale. We currently generate revenue from these activities through engineering services, development contracts and related integration engagements.

Business Model and Growth Strategy

Our business model is focused on providing a full stack of digital superconducting control, readout, and integration infrastructure to quantum hardware developers and integrators and strategic technology partners. We seek to monetize our technology through the sale or licensing of integrated cryogenic control and readout chips and solutions, software and firmware licensing, system-level integration services, and superconducting fabrication capabilities.

We do not sell qubits or provide quantum computing services to end users. Instead, we position our solutions and services as an enabling digital infrastructure layer within the quantum computing value chain, supporting hardware developers as systems advance toward scalable, fault-tolerant architectures.

With the exception of our superconducting foundry services (wafer fabrication), which is currently commercial and generating revenue, our quantum computing solutions are in various stages of active development. Our platform consists of multiple functional components, including digital control, readout, multiplexing, and quantum — classical interface technologies. We have developed and tested a number of these individual functional blocks, which have demonstrated performance consistent with design objectives, including through validation in a peer-reviewed publication in Nature Electronics, our own lab tests and customer testing. Other functional components remain under development and will require further integration into a unified chip-based architecture prior to full commercial deployment. Our current revenue base reflects this stage of development.

We generate revenue through a combination of chips sales, integration programs, engineering services, and superconducting foundry services, with approximately 95% of our 2025 revenue derived from quantum computing-related activities, including engineering services, and integration efforts, rather than from fully commercialized product sales, which constitute the remaining 5%. We participate in government-sponsored quantum initiatives and benchmarking programs. Revenue may also be derived from funded, non-dilutive research programs, government development contracts, milestone-based initiatives, and collaborative benchmarking programs aligned with national quantum technology priorities. Solutions may be sold as standalone components, bundled subsystems, or as part of staged integration engagements aligned with customer development roadmaps. This staged commercial approach allows customers to adopt specific digital capabilities incrementally as their systems scale.

•        Hardware Solutions:    Revenue from integrated superconducting digital chips and chiplets and related components, including digital control, readout, multiplexing and interconnect solutions, sold with supporting software and firmware for incorporation into quantum systems and hybrid quantum-classical platforms.

•        System Integration and Co-Development:    Revenue from collaborative engineering, architecture design, cryogenic integration, benchmarking and error-correction workflow support through development contracts, services engagements and milestone-based programs.

•        Software and Firmware:    Revenue from proprietary software and embedded firmware that support calibration, control, readout, orchestration and system-level integration, provided with hardware deployments and potentially as standalone integration components over time.

•        Foundry and Fabrication Services:    Revenue from prototype fabrication, custom chip development, process optimization and superconducting fabrication services, supported by our in-house foundry and vertically integrated manufacturing capabilities.

•        Government and Program-Based Revenue:    Revenue from non-dilutive, funded research programs, government development contracts, milestone-based initiatives and benchmarking programs aligned with national quantum technology priorities.

Our growth strategy includes supporting the scalable deployment of quantum computing by providing digital cryogenic control, readout and integration technologies that address system-level constraints on performance, energy efficiency and fault tolerance. We believe the long-term growth of the quantum computing industry will depend not only on advances in qubits, but also on the development of integrated infrastructure capable of supporting larger, more reliable and more commercially viable systems. Our objective is to deepen our position in superconducting quantum computing, expand our customer and product footprint, extend the applicability of our technologies across multiple qubit modalities and broaden our role within the quantum computing ecosystem.

We are pursuing this growth strategy through the following priorities:

•        Deepening Superconducting Market Penetration:    We seek to expand our role within the superconducting quantum computing ecosystem, where our technologies are initially focused and where infrastructure requirements are becoming more important as architectures scale.

•        Broadening our Scope:    We seek to increase our participation across the infrastructure stack through our digital qubit readout, digital control, multiplexing, quantum-classical interface, firmware and software offerings.

•        Extending Across Modalities:    While our initial commercial focus is on superconducting quantum systems, we believe the architectural principles underlying our technologies can be applied, in whole or in part, across multiple qubit modalities, which may broaden our addressable market over time.

•        Advancing Government and Strategic Programs:    We participate in government-sponsored initiatives, benchmarking programs and related development efforts aligned with national quantum technology priorities. We believe these engagements support validation, supply-chain positioning and longer-term commercial opportunity as sovereign and trusted quantum infrastructure becomes increasingly important.

•        Expanding into Adjacent Enabling Technologies:    We will opportunistically look to expand beyond our current infrastructure layer into other enabling technologies within the quantum computing supply chain through internal development, strategic partnerships and, where appropriate, selective acquisitions. We also intend to broaden the reach of our infrastructure platform over time, including into adjacent areas such as networking. We believe this approach is differentiated by our modality-agnostic infrastructure position and could allow us to expand our role across the quantum computing stack as the market matures.

•        Building a Full-Stack Ecosystem:    We seek to broaden the pathways through which our technologies are adopted by working across the quantum computing ecosystem and technology stack, including with hardware developers, compute partners, manufacturing collaborators, software platforms and strategic programs. We believe these relationships can strengthen our market position, support software and algorithm optimization for our chip and infrastructure technologies, and advance broader commercialization over time.

Strategic and Customer Relationships

We engage with a global network of quantum system developers, advanced computing partners, government-supported programs, and manufacturing collaborators to support scalable quantum computing infrastructure.

To date, our strategic relationships span the following areas:

•        Quantum System Developers:    We collaborate with superconducting qubit system manufacturers to integrate digital cryogenic control and readout technologies into next-generation processor architectures. Partners include IBM (in connection with scaling superconducting systems and programs related to the DARPA Quantum Benchmarking Initiative), Rigetti Computing (digital readout integration activities) and IQM Quantum Computers (commercial foundry support activities).

•        Hybrid Quantum-Classical Interface and Workflows:    We collaborate on digital quantum-classical interface technologies designed to support low-latency integration between quantum processors and GPU-accelerated classical computing platforms, particularly for quantum error correction and hybrid workloads. Partners include NVIDIA with whom we have engaged in a collaborative effort to interface our technologies and support integration into their GPU-accelerated platforms.

•        Government and National Programs:    We engage with government-supported initiatives and national laboratories in the United States and internationally to validate scalable digital control and integration architectures. Our engagements are associated with the DARPA Quantum Benchmarking Initiative and activities under the Microelectronics Commons program established through the CHIPS and Science Act. The Company also collaborates with national laboratories and academic institutions, including research activities with Laboratory of Physical Sciences at the University of Maryland and initiatives in the UK with the NQCC. We collaborate with the NQCC as a scaling partner to validate digital quantum-classical interface technologies for scalable quantum error correction and quantum-HPC integration, demonstrating the applicability of our platform to low-latency, energy-efficient control and interface requirements across evolving quantum computing architectures. These programs support development of scalable cryogenic digital control technologies, supply chain resilience, and domestic manufacturing capability for sovereign quantum systems. Partners include the Laboratory for Physical Sciences at the University of Maryland, Booz Allen Hamilton and the NQCC.

•        Strategic Manufacturing and Ecosystem Partnerships:    We maintain manufacturing collaborations to support scalable production of superconducting SFQ control chips and long-term supply chain development, and advance cryogenic CMOS research partnerships. Partners include Kinpo Group and ITRI (Industrial Technology Research Institute), National Taiwan University and the University of California, Berkeley. In particular, we are working with ITRI as a second manufacturing line as part of our effort to expand production capacity, support process transfer and strengthen supply-chain redundancy as our platform scales.

•        Superconducting Foundry Services:    Through our in-house fabrication facility, we provide superconducting foundry services to government agencies, national laboratories, and commercial organizations. Current and past customers and collaborators include the IQM Quantum Computers, U.S. Department of Energy and its National laboratories, NASA, NIST, IBM, and Northrop Grumman, large number of startups and academic research groups.

In addition to the strategic relationships noted above, we also generate revenue from IBM and IQM in connection with engineering services, foundry services, and related activities. In 2025, approximately 95% of our revenue derived from quantum computing-related activities, including engineering services, and integration efforts, rather than from fully commercialized product sales, which constitute the remaining 5%. With the exception of our superconducting foundry services (wafer fabrication), which are currently commercial and generating revenue, our quantum computing solutions are in various stages of active development. Our relationships provide technical validation, commercial alignment, manufacturing scalability, and positioning within the evolving quantum computing ecosystem.

Competition

The quantum computing industry includes qubit developers, classical control vendors, cryogenic equipment manufacturers, semiconductor companies, software developers and cloud providers. Many quantum hardware developers and integrators continue to build their own control electronics, while certain vendors, such as Keysight, Zurich Instruments, Qblox, and Quantum Machines, provide off-the-shelf solutions. Current products include room-temperature mixed-signal analog systems, cryogenic CMOS-based approaches and proprietary architecture-specific implementations. In our view, this reflects the current stage of industry development, in which broadly adopted standards have not yet emerged, particularly in the control layer. As a result, many existing systems remain tailored to proprietary architectures rather than modular, plug-in-play, data-center-scale deployment. We believe this limited standardization creates a greenfield opportunity for infrastructure solutions that can support greater modularity, interoperability and scalability over time.

Our fully integrated digital cryogenic architecture is designed as a comprehensive infrastructure solution intended to support scalable, fault-tolerant deployment for a variety of customers across multiple architectures. Our fully digital superconducting cryogenic control architecture is positioned as an enabling infrastructure layer within the broad quantum ecosystem, and the Company does not currently identify a direct competitor offering an equivalent fully integrated digital superconducting control platform operating at the superconducting qubit temperature stage.

Intellectual Property

Our intellectual property portfolio is an important component of the Company’s strategy to develop and commercialize technologies for scalable, fault-tolerant quantum computing. Our IP is intended to support our efforts in integrated quantum control, readout, quantum-classical interfacing, error correction — related infrastructure, and integration with high-performance and artificial intelligence computing systems.

Our patent portfolio is designed to protect core aspects and solutions of our technology platform, anticipated product developments, and future system architectures, as well as to create barriers to entry in key technical areas. We seek to protect both existing implementations and potential extensions of our technology across hardware, software, and system-level integration.

We rely on a combination of intellectual property protections, including patents, trade secrets, licenses, trademarks, and contractual protections. These contractual protections include confidentiality, invention assignment, and intellectual property rights agreements with employees, consultants, contractors, vendors, and business partners, which are intended to safeguard proprietary information and clarify ownership of intellectual property developed during engagement with us

As of the date of this prospectus, we hold 118 issued, pending, and provisional patent applications in the United States and in multiple international jurisdictions. They include 73 issued U.S. and foreign patents, 16 U.S. pending patents, 23 foreign pending patents, and 8 provisional and PCT patent applications. We also have a license from Wisconsin Alumni Research Foundation (WARF) on one of their patents relevant to SFQ-based quantum computing control.

These patents and applications cover a broad range of technologies relevant to our business, including cryogenic qubit control and readout, scalable quantum computing system architectures, digital multiplexing/routing and interconnects, quantum-classical interfaces, elements of quantum error correction workflows, integration with high-performance and AI computing systems, as well as chip design solution and approaches, fabrication, and packaging techniques. The largest part of our patent portfolio, 68% covers superconducting devices and circuits relevant to quantum computing control infrastructures, chip fabrication and multi-chip packaging are protected with 20% of patents, 18% covers system level technology solutions and cryogenic architectures, while 5% protects innovations in quantum error correction. Our key issued patents are expected to expire between 2035 and 2045, subject to applicable maintenance requirements. We actively maintain an ongoing patent strategy designed to extend and strengthen our intellectual property position. This includes filing continuation patents, developing interlocking patent families, and pursuing additional patent applications covering new solutions, technology innovations, product improvements, expansion and extensions of core technology to additional applications and qubit modalities. Management believes this strategy will maintain our IP protection beyond the initial patent expiration dates and adapt to evolving competitive and market dynamics.

We continuously evaluate our intellectual property position in light of ongoing research and development activities, competitive developments, and evolving patent landscapes. We actively prepare additional patent applications to protect new inventions and improvements, including extensions of our technology to additional qubit modalities and system architectures.

We believe that all material application, maintenance, and renewal fees related to our patents and trademarks have been paid in accordance with applicable requirements and works with third party providers to help manage these including Hoffberg and Associates, Perkins Coie, Marks & Clerk (UK).

In addition to patents, we have registered trademarks and domain names in relevant jurisdictions, including ownership of the domain name “seeqc.com”, and continues to manage and expand our brand and trademark portfolio as part of our overall intellectual property strategy.

Sales and Marketing

Our sales strategy focuses on direct engagement with quantum hardware developers, research institutions, government-sponsored programs, and strategic technology companies investing in scalable quantum systems. The Company’s primary customers are superconducting quantum system developers and hybrid quantum — classical system integrators seeking to scale their architectures toward fault-tolerant operation.

Given the technical complexity of quantum system integration, our sales process is highly collaborative and relationship driven. Engagements typically begin with architectural evaluation, roadmap alignment and proof-of-concept discussions, followed by staged co-development, integration, benchmarking, and validation activities. Due to the complexity of cryogenic system design and digital control integration, sales cycles may involve extended technical collaboration prior to scaled commercial deployment. The collaborative and roadmap-driven nature of these engagements may also support longer-term customer retention and follow-on commercialization opportunities.

Our go-to-market strategy is structured around two primary phases: an initial commercial validation phase followed by broader commercial deployment.

During the commercial validation phase, the Company engages in proof-of-concept and co-development projects with selected quantum computing system developers. These projects are intended to demonstrate technical performance, scalability, integration feasibility, and compatibility with customer architectures. Revenue during this phase is primarily derived from engineering services, integration projects, development agreements, early product deployments and, in some cases, government-funded programs that support validation, development and integration activities. The Company is currently in this initial commercial validation phase.

Following successful validation, we seek to transition customers into broader commercial relationships as their systems advance toward larger, more capable and more standardized architectures. As integration requirements become more repeatable, we expect to increase productization and reduce customer-specific customization. Over time, we anticipate broader deployment across additional customers, system generations and potentially new qubit modalities, subject to continued technical validation and market development. As quantum computing gains commercial traction, we expect monetization to expand through increased adoption of its digital control, readout and integration technologies within customer system roadmaps and through deeper participation in the infrastructure layers required for scaled quantum system deployment.

We emphasize strategic partnerships and ecosystem alignment as part of our commercial approach. Participation in benchmarking initiatives, co-development programs and integration with GPU-accelerated classical compute environments supports early adoption and long-term positioning within customer technology roadmaps. Our pricing and commercial models are designed to reflect the value delivered by its technology in reducing system complexity, lowering wiring and energy overhead, improving scalability and reliability, and enabling more efficient quantum error correction and hybrid quantum-classical workflows. As the industry progresses toward larger, fault-tolerant architectures and commercially relevant workloads, we believe these capabilities may support a broader range of monetization opportunities tied to deployment scale, infrastructure adoption and system-level performance requirements. The timing and scale of commercial expansion depend on continued industry progress toward larger, fault-tolerant quantum architectures.

Integration Timeline

Integration of our digital cryogenic infrastructure into a customer’s quantum system is typically structured as a phased process. Initial engagements generally begin with architectural evaluation and system-level compatibility assessment, followed by proof-of-concept integration of readout or control components. Subsequent phases may include co-packaging, cryogenic validation, firmware and software integration, and system-level benchmarking. Depending on the scope of deployment and customer architecture complexity, full integration into a production system may range from approximately 12 to 24 months (and more in some cases). Our staged approach is designed to allow incremental adoption — beginning with targeted infrastructure components and expanding toward broader digital control and quantum — and classical integration as systems scale toward fault-tolerant operation.

Scaling Economics

Our go-to-market strategy is designed to align with the way quantum computing systems are expected to scale over time. As qubit counts increase and architectures evolve toward fault-tolerant operation, customer demand is expected to expand beyond a focus on qubits themselves to include the control, readout and error-correction infrastructure required to operate larger systems. We believe this dynamic will increase the importance of the digital infrastructure layer within the overall system architecture and create broader opportunities for adoption of our technologies as customer systems mature. By focusing on digital cryogenic control, readout and integration infrastructure, rather than on a single qubit modality or a cloud service model, we believe we are positioned to support superconducting-based and hybrid architectures across multiple customer and deployment pathways.

Our Founders and Management Team

SEEQC was formed in 2019 through a transfer of assets from Hypres, Inc., a superconducting electronics company founded in 1983 by members of IBM’s superconducting electronics organization. Our leadership team brings decades of experience in superconducting digital circuit design, cryogenic system integration, semiconductor manufacturing, and quantum computing infrastructure. Our executives and senior engineers have led fabrication facility development, advanced electronics research, and complex system integration efforts across government, academic, and commercial environments. Our founders and management team includes:

•        John Levy, Chief Executive Officer and Chairman:    John Levy is SEEQC’s Chief Executive Officer and a co-founder of the Company. He previously served as Executive Chairman of Hypres, the superconducting electronics company from which SEEQC was spun out, and has extensive experience in technology investing, company building and commercialization of chip-based, advanced computing technologies.

•        Oleg Mukhanov, Ph.D., Chief Science Officer:    Oleg Mukhanov is SEEQC’s Chief Science Officer responsible for the development of the next generation superconducting circuit technologies. He has more than 30 years of experience in superconducting electronics. Prior to SEEQC, he held senior technical leadership roles at Hypres and is recognized for his invention and development of Rapid Single Flux Quantum (RSFQ) superconductor circuit technology and energy-efficient SFQ systems leading to the world-first RSFQ-based cryosystem product for government applications.

•        Shu-Jen Han, Ph.D., Chief Technology Officer:    Shu-Jen Han leads SEEQC’s global multidisciplinary research and development teams and is responsible for the Company’s technology roadmap and integration of SEEQC’s digital chip solutions into customer systems. Before joining SEEQC, he held leadership roles at HFC Semiconductor and IBM’s Thomas J. Watson Research Center.

•        Matt Hutchings, Ph.D., Chief Product Officer:    Matt Hutchings is SEEQC’s Chief Product Officer, co-founder of the Company and brings experience in both the research and commercialization of quantum computing technologies. Before co-founding SEEQC, he worked on superconducting qubit architectures at Syracuse University and collaborated with IBM on scalable quantum computing elements.

•        Raja Bal, Chief Financial Officer:    Raja Bal is SEEQC’s Chief Financial Officer and oversees the Company’s global finance, investor relations, strategic planning and corporate development functions. He brings more than two decades of experience across deep technology, semiconductors and advanced manufacturing, including prior leadership roles at Indie Semiconductor, GT Advanced Technologies and Skyworks Solutions.

As of April 2026, we employed 41 full-time personnel, including 24 Ph.D.-level scientists and engineers, reflecting a concentration of deep technical expertise in superconducting electronics, quantum systems, and cryogenic engineering. We believe this combination of scientific depth, operational execution experience, and a portfolio of 118 issued, pending, and provisional patent applications positions us to deliver scalable infrastructure solutions for next-generation quantum computing systems.

Government Regulation and Contracts

Data Protection

In the ordinary course of our business, we process personal and sensitive data, including that of our employees. Accordingly, we are, and may in the future become, subject to numerous data privacy and security obligations, including federal, state, local, and foreign laws, regulations, guidance, and industry standards related to data privacy, security, and protection. Such obligations may include, without limitation, the Federal Trade Commission Act, the European Union’s General Data Protection Regulation 2016/679 (EU GDPR), and the EU GDPR as it forms part of United Kingdom (UK) law by virtue of section 3 of the European Union (Withdrawal) Act 2018 (UK GDPR). Several states within the United States have enacted or proposed data privacy laws. Additionally, we are, or may become, subject to various U.S. federal and state consumer protection laws which require us to publish statements that accurately and fairly describe how we handle personal data and choices individuals may have about the way we handle their personal data.

We expect that there will continue to be new or changing laws, regulations, and industry standards concerning privacy, data protection, and information security proposed and enacted in the jurisdictions in which we operate. Such new or revised laws could impact our current and planned practices or business activities; they may also impact the computing services and software industry platforms and data providers we utilize, and thereby indirectly impact our business. Laws affording individuals expanded privacy protections and control over their personal data may require us to modify our data processing practices and policies, and to incur substantial costs and expenses in an effort to comply.

Environmental Regulation

Our operations, including the research and development activities and the manufacturing processes conducted at our superconducting wafer fabrication facilities, are subject to numerous federal, state, provincial, local, and international environmental laws and regulations, including requirements regarding the protection of the environment and human health and safety. We incur operating, and other costs associated with compliance with environmental laws and regulations related to hazardous materials storage, treatment and disposal, and remediation of releases of hazardous materials. In addition, various authorities also regulate health, safety, and permitting. Laws and regulations may become more stringent in the future, which could increase costs of compliance or require us to make material changes to our operations, resulting in significant increases in operating and capital costs.

Government Contracts

U.S. and UK government contracts, grants, and agreements are subject to regulations and procurement laws. The majority of our current programs are subject to Title 2 of the Code of Federal Regulations, covering Grants and Agreements. We also perform programs authorized under Other Transaction Authority and the Federal Acquisition Regulation. Several of our agreements are also subject to agency level acquisition regulation supplements, including the Defense Federal Acquisition Regulation Supplement and the Department of Energy Acquisition Regulation. These regulations mandate uniform policies and procedures for the administration of government funded programs. This includes requiring compliance with eligibility and responsibility requirements, contractor qualifications, financial and reporting requirements, as well as subjecting the company to audits and other government reviews covering issues such as cost, performance, internal controls and accounting practices.

Human Capital Resources

As of April 2026, we employed 41 full-time personnel, the majority of whom are engaged in engineering, research, and technical development roles. Of these employees, 24 held Ph.D. degrees in physics, electrical engineering, materials science, computer science, or related disciplines from leading universities worldwide. Management believes this concentration of advanced technical expertise is important given the technical complexity of superconducting electronics, cryogenic systems, and quantum computing infrastructure.

Our workforce spans hardware design, integrated circuit fabrication, cryogenic testing, firmware and software development, systems integration, and customer-facing engineering. The Company believes this multidisciplinary structure supports close collaboration and rapid iteration across design, fabrication, and test activities.

Facilities

We operate an in-house superconducting fabrication facility focused on the manufacture of Single Flux Quantum (SFQ)-based integrated circuits pursuant to a sublease with Hypres, Inc. The Company’s superconducting foundry is located in Elmsford, New York, and comprises approximately 8,100 square feet of clean rooms with supporting areas. The facility supports 150 mm multi-layer superconducting wafer fabrication and includes advanced lithography, thin-film deposition and etching, characterization and metrology capabilities tailored to SFQ circuit development and production. We run a standardized fabrication process tailored for millikelvin circuit operation. It is supported by extensive Design Rules, a limited process design kit (“PDK”), and variety of verification electronic design automation (“EDA”) tools. Our SFQ-compatible fabrication process has a 6-week, industry-leading cycle time. Our sublease with Hypres, Inc. has expired; however, we continue to sublease this space under the terms of the previous agreement and are currently negotiating a renewal.

The foundry is equipped with a 248 nm stepper, maskless direct-write lithography capability, multi-chip module (MCM) bonding equipment, and a range of thin-film process, metrology, and characterization tools used in the fabrication of complex superconducting circuits. We believe our foundry is among a limited number of commercial superconducting fabrication facilities worldwide capable of supporting advanced, multi-layer SFQ circuit manufacturing. The Company uses this facility to support internal research and development, prototyping, and limited production of SFQ-based control, readout, and integration solutions.

We believe that operating an in-house superconducting fabrication facility provides strategic advantages, including tighter integration between circuit design, fabrication, and testing activities leading to fast convergence and optimization of circuit solutions. This design — fabrication — test workflow allows us to iterate rapidly on circuit designs, evaluate performance at cryogenic temperatures, and implement process improvements without reliance on external commercial foundries with long lead time, high cost, and rigid schedules. Management believes this approach can reduce development cycle times, improve feedback between engineering teams, and support more efficient optimization of complex superconducting circuits, compared to development models that rely primarily on external fabrication partners.

SEEQC’s In-House Fabrication Facility:

We are in the process of bringing up a second manufacturing line through our collaboration with ITRI. We believe this second-line capability can support production scale-up, process transfer, manufacturing resilience and broader supply-chain flexibility as customer and program requirements grow. Management believes that combining in-house process development with an additional external manufacturing path may improve scalability and reduce concentration risk as our technology platform matures.

We also maintain chip design, cryogenic testing, and office facilities in Elmsford, New York, which currently serve as the Company’s headquarters and primary testing and integration location. This facility comprises approximately 4,300 square feet and includes cryogenic test infrastructure, laboratory space, and office functions. We expect to continue operating this facility following the completion of its planned headquarters relocation. We currently lease this space under a lease that expires at the end of 2026, at which time we intend to negotiate a lease renewal.

We are in the process of establishing a new headquarters and expanded testing facility in Hawthorne, New York, pursuant to a lease which expires in 2036. Our new headquarters is expected to comprise approximately 13,000 square feet and to be operational following completion of renovations currently planned for 2026. The new facility is expected to include expanded cryogenic testing capacity, including space to support more than 12 dilution refrigerators, additional 4 K testing infrastructure, and expanded laboratory and office space. Management believes this facility will support continued development, testing, and scaling of our technology platforms as system complexity and customer integration activities increase.

We also lease a 762 square foot office in London, United Kingdom where our primary activities focus on firmware and software development.

We believe our current and planned offices will be adequate for the foreseeable future and that we will be able to obtain additional space as needed under commercially reasonable terms.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team in their capacity as such.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our current executive officers and directors following the consummation of the Merger:

Name	Age	Position/Title
Executive Officers:
John Levy	71	Chief Executive Officer and Chairman of our board of directors
Raja Bal	50	Chief Financial Officer
Shu-Jen Han	49	Chief Technology Officer
Oleg Mukhanov	66	Chief Science Officer
Matthew Hutchings	39	Chief Product Officer
Directors:
Eric Rosenfeld	68	Director
Marek Kiisa	57	Director
[To be named.]

Unless otherwise indicated, the business address of each director and executive officer is 150 Clearbrook Road, Elmsford, NY 10523. A description of the business experience and present position of each director and executive officer is provided below:

Executive Officers

John Levy co-founded SEEQC in April 2018 and has served as its Chief Executive Officer and Chairman of our board since incorporation. Mr. Levy will continue to serve as Chairman of our board of directors upon completion of the Merger. Mr. Levy currently serves on the boards of Hypres, Inc. and goTenna. Prior to co-founding SEEQC, Mr. Levy served as a board member for several technology companies and as a partner at venture capital funds. Mr. Levy holds an MBA from Harvard Business School and an AB in American Studies from Amherst College. We believe Mr. Levy is qualified to serve as a member of our board of directors based on our review of his experience, qualifications, attributes and skills, including co-founding our company.

Raja Bal has served as our Chief Financial Officer since September 2025. Prior to joining SEEQC, Mr. Bal served as the Chief Financial Officer of Indie Semiconductor from June 2024 to May 2025 and as Indie Semiconductor’s Chief Accounting Officer from January 2020 to May 2025. Before joining Indie Semiconductor, Mr. Bal served as the Chief Financial Officer of True North Venture Partners from October 2017 to December 2019 and in various roles of ascending responsibility at Skyworks Solutions, Inc., including serving as its Corporate Controller from 2008 to January 2014. Mr. Bal holds a Master of Management Analytics from Smith School of Business at Queen’s University and a Bachelor of Commerce from Telfer School of Management at the University of Ottawa.

Shu-Jen Han has served as our Chief Technology Officer since March 2025 and VP of Engineering from May 2021 to March 2025. Prior to joining SEEQC, Mr. Han was a Semiconductor Consultant at Steel Perlot from August 2022 to September 2024 and in various roles of ascending responsibility at HFC Semiconductor Corp., including serving as an Associate Vice President from March 2021 to May 2021, Senior Director from 2019 to March 2021 and Director of Advanced Memory Technology from 2017 to 2019. Mr. Han holds a Ph.D. in Materials Science Engineering from Stanford University and a Bachelor of Science from National Tsing Hua University.

Oleg Mukhanov has served as our Chief Science Officer since March 2025 and has served in various roles of responsibility at SEEQC since April 2019, including serving as the Chief Technical Officer from April 2019 to March 2025 and as the Co-Chief Executive Officer from April 2019 to September 2020. Prior to joining SEEQC, Mr. Mukhanov served in roles of ascending responsibility at Hypres, Inc., including serving as a Senior Executive Vice President from May 2013 to April 2019. Mr. Mukhanov holds a Ph.D. in Physics from Moscow State University and a M.S. in Electrical Engineering from the National Research Nuclear University MEPhl (Moscow Engineering Physics Institute).

Matthew Hutchings has served as our Chief Product Officer since August 2019. Prior to joining SEEQC, Mr. Hutchings was a Quantum Technology Enterprise Fellow at the University of Bristol from October 2017 to June 2019. Mr. Hutchings holds a Ph.D. in Photonics and a Masters in Physics from Cardiff University.

Non-Executive Directors

Eric S. Rosenfeld will serve as a member of our board of directors commencing upon the consummation of the Merger. Mr. Rosenfeld has served as Chief Executive Officer of Allegro since Allegro’s inception in August 2017. Mr. Rosenfeld has served as the Chief SPAC Officer of Legato Merger Corp. IV since September 2025, Chief SPAC Officer of Legato Merger Corp III since its inception in November 2023, Chief SPAC Officer of Legato Merger Corp. II from its inception until it completed its business combination with Southland Holdings in February 2023, Chief SPAC Officer of Legato Merger Corp. from its inception in June 2020 until it completed its business combination with Algoma Steel in October 2021 and has served as a member of the board of directors of Algoma Steel since such time. Mr. Rosenfeld serves as a member of the board for Pangaea Logistics Solutions Ltd, a maritime logistics and shipping company and Aecon Group, Inc., a construction company. Mr. Rosenfeld has also been on a total of 27 public company boards. He is also the President and CEO of Crescendo Partners LP since its formation in 1999. Mr. Rosenfeld is an adjunct professor at Columbia Business School, guest lectured at Tulane Law School, a faculty member at the Directors College and has served on numerous panels at Queen’s University Business Law School Symposia, McGill Law School, the World Presidents’ Organization and the Value Investing Congress. Mr. Rosenfeld holds an MBA from Harvard Business School and a Bachelor of Arts in Economics from Brown University. We believe Mr. Rosenfeld is qualified to serve as a member of our board of directors based on our review of his experience, qualifications, attributes and skills, including his extensive board representation.

Marek Kiisa has served as a member of our board of directors since January 2025. Mr Kiisa is a managing partner of NordicNinja which he co-founded in November 2018 and venture partner at Superangel, which he co-founded in October 2017, and BaltCap Growth Fund, which he co-founded in July 2017. Mr. Kiisa has served as a member of the board of directors of Einride since 2019 and previously served on the boards of Ekspress Grupp, GrabCAD, Scantarp Oy Ab and Scanditron, among other companies. Mr. Kiisa holds an M.Sc. in Mechanical Engineering from the KTH Royal Institute of Technology and an MBA from the Estonian Business School. We believe Mr. Kiisa is qualified to continue to serve as a member of our board of directors based on his expertise in the areas of entrepreneurship and strategic management and his familiarity with our business.

[To be named.]

Family Relationships

There are no family relationships among any of our directors or executive officers.

Board Composition

Our business and affairs are organized under the direction of our board. Our board of directors meets on a regular basis and additionally as required.

In accordance with the terms of our Bylaws, our board may establish the authorized number of directors from time to time by resolution. Following the closing of the Merger, our board of directors will consist of seven members.

Director Independence

Our board has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board has determined that             ,             , and              are “independent” as that term is defined under the Nasdaq listing standards. In making these determinations, our board considered the current and prior relationships that each non-employee director has with SEEQC and all other facts and circumstances the board deemed relevant in determining their independence, including the beneficial ownership of securities of SEEQC by each non-employee director and the transactions described in the section titled “Certain Relationships and Related Person Transactions.”

Role of SEEQC’s Board in Risk Oversight/Risk Committee

One of the key functions of our board will be informed oversight of SEEQC’s risk management process. The board does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through the board as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors will be responsible for monitoring and assessing strategic risk exposure and our audit committee will have the responsibility to consider and discuss SEEQC’s major financial risk exposures and the steps its management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our audit committee will also monitor compliance with legal and regulatory requirements. Our compensation committee will also assess and monitor whether ours compensation plans, policies and programs comply with applicable legal and regulatory requirements.

Committees of our board of directors

Upon consummation of this offering, our board will establish an audit committee, compensation committee and nominating and corporate governance committee. Our board will adopt a charter for each of these committees, which will comply with the applicable requirements of current SEC and Nasdaq rules. We intend to comply with future requirements to the extent applicable. Following the consummation of the offering, copies of the charters for each committee will be available on the investor relations portion of our website.

Audit Committee

Upon consummation of this offering, our audit committee will consist of            ,             and            , each of whom our board has determined satisfies the independence requirements under Nasdaq listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chair of the audit committee is            . our board has determined that            is an “audit committee financial expert” within the meaning of SEC regulations. Each member of the audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each audit committee member’s scope of experience and the nature of their employment.

The primary purpose of the audit committee will be to discharge the responsibilities of the board of directors with respect to the corporate accounting and financial reporting processes, systems of internal control and financial statement audits, and to oversee the independent registered public accounting firm. Specific responsibilities of the audit committee will include:

•        overseeing SEEQC’s accounting and financial reporting processes, systems of internal control, financial statement audits and the integrity of SEEQC’s financial statements;

•        managing the selection, engagement terms, fees, qualifications, independence, and performance of the registered public accounting firms engaged as SEEQC’s independent outside auditors for the purpose of preparing or issuing an audit report or performing audit services (the “Auditors”);

•        maintaining and fostering an open avenue of communication with SEEQC’s management, internal audit group (if any) and Auditors;

•        reviewing any reports or disclosures required by applicable law and stock exchange listing requirements;

•        overseeing the design, implementation, organization and performance of SEEQC’s internal audit function (if any);

•        helping our board of directors oversee SEEQC’s legal and regulatory compliance, including risk assessment;

•        preparing the audit committee report required by the SEC to be included in our annual consent statement, and

•        providing regular reports and information to our board of directors.

Compensation Committee

Upon consummation of this offering, our compensation committee will consist of            ,             and            . The chair of the compensation committee is            . Our board of directors has determined that each member of the compensation committee is independent under the Nasdaq listing standards and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

The primary purpose of the compensation committee is to discharge the responsibilities of our board of directors in overseeing the compensation policies, plans and programs and to review and determine the compensation to be paid to executive officers, directors and other senior management, as appropriate. Specific responsibilities of the compensation committee will include:

•        helping our board of directors oversee our compensation policies, plans and programs with a goal to attract, incentivize, retain and reward top quality executive management and employees;

•        reviewing and determining the compensation to be paid to our executive officers and directors;

•        when required, reviewing and discussing with management our compensation disclosures in the “Compensation Discussion and Analysis” section of Our annual reports, registration statements, proxy statements or information statements filed with the SEC;

•        when required, preparing and reviewing the Committee report on executive compensation included in Our annual proxy statement; and

•        reviewing and ensuring our talent management strategies are aligned to best practices and ensure SEEQC attracts, retains and develops top talent.

Nominating and Corporate Governance Committee

Upon consummation of this offering, our nominating and corporate governance committee consists of            ,             and            . The chair of the nominating and corporate governance committee is            . Our board of directors has determined that each member of the nominating and corporate governance committee is independent under the Nasdaq listing standards.

Specific responsibilities of the nominating and corporate governance committee will include:

•        helping our board of directors oversee our corporate governance functions and develop, update as necessary and recommend to our board of directors the governance principles applicable to SEEQC;

•        identifying, evaluating and recommending and communicating with candidates qualified to become board members or nominees for directors of our board of directors consistent with criteria approved by our board of directors; and

•        making other recommendations to our board of directors relating to the directors of SEEQC.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has ever been an executive officer or employee of SEEQC. None of our executive officers currently serve, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers that will serve as a member of our board or compensation committee.

Code of Ethics

Our board of directors has adopted a Code of Business Conduct and Ethics, or the Code of Conduct, applicable to all of our employees, executive officers and directors. The Code of Conduct will be available at the investors section of our website at https://seeqc.com/investors. Information contained on or accessible through the website is not a part of the registration statement of which this prospectus is a part, and the inclusion of the website address in the registration statement of which this prospectus is a part is an inactive textual reference only. Any amendments to the Code of Conduct, or any waivers of its requirements, are expected to be disclosed on its website to the extent required by applicable rules and exchange requirements. The reference to SEEQC website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of the registration statement of which this prospectus is a part.

Limitation on Liability and Indemnification of Directors and Officers

Our Certificate of Incorporation limits directors’ liability to the fullest extent permitted under the General Corporation Law of the State of Delaware (the “DGCL”). The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•        for any transaction from which the director derives an improper personal benefit;

•        for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•        for any unlawful payment of dividends or redemption of shares; or

•        for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Delaware law and our Bylaws provide that we will, in certain situations, indemnify its directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment, or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, SEEQC has entered into separate indemnification agreements with its directors and officers. These agreements, among other things, require SEEQC to indemnify its directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of its directors or officers or any other company or enterprise to which the person provides services at its request.

We plan to maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe these provisions in our Certificate of Incorporation and our Bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE AND DIRECTOR COMPENSATION

We are currently considered an “emerging growth company” within the meaning of the Securities Act for purposes of the SEC’s executive compensation disclosure rules. In accordance with such rules, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year. Further, our reporting obligations extend only to our “named executive officers,” who are the individuals who served as our principal executive officer and our next two other most highly compensated officers, in each case, for our fiscal year ended December 31, 2025. Accordingly, our named executive officers (“NEOs”), for the year ended December 31, 2025 were as follows:

•        John Levy, our Chief Executive Officer and Chairman of the Board of Directors;

•        Raja Bal, our Chief Financial Officer; and

•        Shu-Jen Han; our Chief Technology Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

Summary Compensation Table

The following table sets forth information concerning the compensation of our NEOs for the year ended December 31, 2025.

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards(1)	Option Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
John Levy Chief Executive Officer	2025	265,000	—	—	1,990,573	7,950	2,263,523
Raja Bal(3) Chief Financial Officer	2025	135,673	85,000	3,488,502	—	3,923	3,713,099
Shu-Jen Han Chief Technology Officer	2025	423,385	—	—	1,644,728	14,231	2,082,343

____________

(1)      The amounts disclosed represent the aggregate grant date fair value of stock awards and stock options granted under our 2019 Equity Incentive Plan during the indicated fiscal year computed in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock awards and stock options are set forth in Note 2 to our audited consolidated financial statements included elsewhere in the registration statement of which this prospectus is a part. These amounts do not reflect the actual economic value that may be realized by the NEOs.

(2)      Represents employer matching contributions under our defined contribution 401(k) plan.

(3)      Mr. Bal became our Chief Financial Officer on September 2, 2025.

Narrative to Summary Compensation Table

For the year ended December 31, 2025, the compensation for our NEOs generally consisted of a base salary, opportunity for a discretionary annual bonus, and restricted stock bonus and stock option awards. Below is a more detailed summary of the current executive compensation program as it relates to our NEOs.

Base Salaries

Our NEOs receive a base salary to compensate them for the services they provide to our company. The base salary payable to each NEO is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. For the year ended December 31, 2025, Mr. Levy’s annual base salary was set at $265,000, Mr. Bal’s annual base salary was set at $425,000, and Mr. Han’s annual base salary was set at $500,000.

Discretionary Annual Bonus

Pursuant to his employment agreement with us, Mr. Bal is eligible for an annual discretionary cash bonus which is targeted at 60% of Mr. Bal’s base salary. During the year ended December 31, 2025, the Company recognized $85,000 in compensation expense with respect to Mr. Bal’s pro-rated annual bonus for 2025 which has not been paid as of the date of this filing.

Equity Awards

Consistent with our compensation philosophies related to long-term stockholder value creation and alignment of executive interests with those of stockholders, we may make periodic grants of long-term incentive compensation in the form of restricted stock, stock options or other equity-based incentive awards to our NEOs.

Restricted Stock Awards

Awards of restricted stock to our NEOs create an ownership culture that provides an incentive to contribute to the continued growth and development of our business and aligns the interest of our executives with those of our stockholders. On October 10, 2025, our board of directors approved two grants of restricted stock bonuses to Mr. Bal, one subject to time-based vesting and the other subject to performance-based vesting, each with respect to 164,552 shares of our common stock. The grant subject to time-based vesting conditions vests as to 25% of the shares subject to the grant on the first anniversary of Mr. Bal’s commencement of employment with us, and thereafter in 36 equal monthly installments following such first anniversary, subject to Mr. Bal remaining in continued service with us. The grant subject to performance-based vesting conditions vests as to 25% of the shares subject to the grant on each of the following events, subject to Mr. Bal’s continued service with us through the date of such event: (i) we close a liquidity event (as defined in Mr. Bal’s employment agreement), (ii) we negotiate and sign two commercial contracts for chip integration, each with a different third party quantum systems development company, (iii) we build a finance team capable of supporting us through the process of closing an IPO or SPAC transaction (each as defined in Mr. Bal’s employment agreement), and (iv) we close an equity financing that raises at least $75,000,000 of new money.

Stock Options

Stock options provide our NEOs with the opportunity to purchase common stock at a price fixed on the grant date regardless of future market price. A stock option becomes valuable only if the common stock price increases above the option exercise price and the holder of the option remains in continuous service with us during the period required for the option shares to vest. This provides an incentive for an option holder to remain in service with us. In addition, stock options link executive compensation to stockholders’ interests by providing an incentive to increase stockholder value.

On April 9, 2025, our board of directors approved a grant of stock options under the 2019 Plan with respect to 262,500 shares of our common stock to Mr. Levy and a grant of stock options with respect to 550,000 shares of our common stock to Mr. Han. Each grant vests in 48 equal monthly installments following the applicable vesting commencement date, subject Mr. Levy or Mr. Han, as applicable, remaining in continued service with us.

In addition, on April 9, 2025, our board of directors approved a grant of stock options under our 2019 Plan with respect to 487,500 shares of our common stock to Mr. Levy, subject to performance vesting conditions. The grant is subject to become fully vested in the event that, prior to Mr. Levy’s termination, one of the following events occurs: (i) a change of control (as defined in the 2019 Plan); (ii) a transaction or series of transactions in which a significant combination, acquisition or merger is consummated, (iii) the closing of the first sale of shares of our common stock to the public in a public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, including a registration statement in connection with a direct listing, and (iv) a transaction involving SEEQC or any of our subsidiaries or successors and a special purpose acquisition company. In addition, upon our next bona fide equity financing, in one or more transactions, with proceeds to SEEQC (1) of no less than $50,000,000, 66.7% of the shares subject to the grant become vested, and (2) in excess of $50,000,000, a number of the shares equal to (a) 162,337 multiplied by (b) the quotient of (i) the amount of proceeds in excess of $50,000,000, divided by (ii) $25,000,000, rounded up to the nearest whole share, will become vested.

While we have not adopted a formal policy regarding the timing of stock option grants, we do not time the disclosure of material nonpublic information for the purposes of affecting the value of executive compensation and our practice is that the timing of these grants is not scheduled in a manner that intentionally benefits our executive officers or employees. In response to Item 402(x)(1), if in the future we anticipate granting stock options, stock appreciation rights, or similar option-like instruments, our board of directors or its Compensation Committee will take material nonpublic information into account when determining the timing and terms of such awards.

Employment Agreements with our Named Executive Officers

John Levy

We plan to enter into an employment agreement with Mr. Levy in connection with the consummation of the Merger.

Raja Bal

We entered into an employment agreement with Mr. Bal in October 2025. Pursuant to Mr. Bal’s employment agreement, he is entitled to an annual base salary of $425,000 and he is eligible to earn an annual cash incentive bonus targeted at 60% of his base salary. He is also eligible to elect to participate in our employee benefit plans on the same terms and conditions as other similarly-situated employees. Pursuant to his employment agreement, Mr. Bal was granted a restricted stock bonus award with respect to aggregate number of 329,104 shares of our common stock. Half of the shares subject to such award (the “time-based portion”) are subject to time-based vesting based on Mr. Bal’s continued service with us, with 25% of the time-based portion vesting on the first anniversary of his start date and the remainder of the time-based portion vesting in equal monthly installments over the following 36 months. The other half of the shares subject to such award (the “performance-based portion”) are subject to performance-based vesting conditions. The performance-based portion vests as to 25% of the shares subject to the performance-based portion on each of the following events, subject to Mr. Bal’s continued service with us through the date of such event: (i) we close a liquidity event (as defined in Mr. Bal’s employment agreement), (ii) we negotiate and sign two commercial contracts for chip integration, each with a different third party quantum systems development company, (iii) we build a finance team capable of supporting us through the process of closing an IPO or SPAC transaction (each as defined in Mr. Bal’s employment agreement), and (iv) we close an equity financing that raises at least $75,000,000 of new money. If we terminate Mr. Bal’s employment without Cause (as defined in Mr. Bal’s employment agreement), and other than as a result of his death or disability, then subject to Mr. Bal’s execution and non-revocation of a release of claims and his compliance with his obligations to us, he is entitled to receive severance benefits of: (i) three months of base salary, payable in a lump sum, (ii) reimbursement for up to three months of continued health, vision and dental premiums, and (iii) provided such termination occurs prior to the first anniversary of his commencement of employment with us, an additional 3 months of vesting on the time-based portion of the restricted stock bonus award. Notwithstanding the prior sentence, if Mr. Bal’s employment is terminated without Cause, other than a result of his death or disability, or if Mr. Bal resigns for Good Reason (as defined in Mr. Bal’s employment agreement), in each case, immediately prior to or within 12 months following a Change of Control (as defined in Mr. Bal’s employment agreement), then instead of the severance described in the prior sentence, and subject to Mr. Bal’s execution and non-revocation of a release of claims and his compliance with his obligations to us, he is entitled to severance benefits of: (i) six months of base salary, payable in a lump sum, (ii) a lump sum payment equal to 50% of his annual bonus, (iii) reimbursement for up to six months of continued health, vision and dental premiums, and (iv) immediate vesting of the time-based portion of the restricted stock bonus award. Pursuant to his employment agreement, Mr. Bal is subject to covenants regarding confidentiality and regarding his cooperation with us with respect to any litigation, claims or actions against us.

We plan to enter into a new employment agreement with Mr. Bal in connection with the consummation of the Merger.

Shu-Jen Han

We plan to enter into an employment agreement with Mr. Han in connection with the consummation of the Merger.

Health and Welfare and Retirement Benefits; Perquisites

All of our NEOs are eligible to participate in our employee benefit plans, including medical, dental, and vision benefits, in each case, on the same basis as all of our other full-time employees. We generally do not provide perquisites or personal benefits to our NEOs, except in limited circumstances.

401(k) Plan

Our NEOs are eligible to participate in our 401(k) plan, which is a defined contribution retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees may defer eligible compensation on a pre-tax or after-tax (Roth) basis, up to the statutorily prescribed annual limits on contributions under the Code. Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. We may also make matching contributions not to exceed certain limits. For the year ended December 31, 2025, the Company made matching contributions at the rate of 100% of the first 4% of an employee’s pre-tax contribution to the plan, with such matching contributions being immediately vested. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan (except for Roth contributions) and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information concerning equity awards that were outstanding as of December 31, 2025 for each of our NEOs. The market value of stock awards that have not vested has been calculated based on an implied pre-IPO share value of our common stock of $36.6795 prior to the Stock Split. For the avoidance of doubt, the number of shares represented in the table below were determined without giving effect to the Stock Split.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)
Mr. Levy	120,312	142,188	(1)	$1.72	4/8/2035
		487,500	(2)	$1.72	4/8/2035
Mr. Bal	—	—		—	—	164,552	(3)	$6,035,685.08
						164,552	(4)	$6,035,685.08
Mr. Han	233,053	—		$1.45	5/16/2031
	252,083	297,917	(1)	$1.72	4/8/2035

____________

(1)      Stock option granted on April 9, 2025 under the 2019 Plan. Shares subject to the stock option vest in 48 equal monthly installments following the vesting commencement date of February 1, 2024, subject to the award recipient’s continued service with us through the applicable vesting date.

(2)      Stock option granted on April 9, 2025 under the 2019 Plan. The grant will fully vest in the event that, prior to Mr. Levy’s termination, one of the following events occurs: (i) a change of control (as defined in the 2019 Plan); (ii) a transaction or series of transactions in which a significant combination, acquisition or merger is consummated, (iii) the closing of the first sale of shares of our common stock to the public in a public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, including a registration statement in connection with a direct listing, and (iv) a transaction involving SEEQC or any of our subsidiaries or successors and a special purpose acquisition company. In addition, upon our next bona fide equity financing, in one or more transactions, with proceeds to SEEQC (1) of no less than $50,000,000, 66.7% of the shares subject to the grant become vested, and (2) in excess of $50,000,000, a number of the shares equal to (a) 162,337 multiplied by (b) the quotient of (i) the amount of proceeds in excess of $50,000,000, divided by (ii) $25,000,000, rounded up to the nearest whole share, will become vested.

(3)      Restricted stock granted on October 10, 2025. The grant vests as to 25% of the shares subject to the grant on the first anniversary of Mr. Bal’s commencement of employment with us, and thereafter in 36 equal monthly installments following such first anniversary, subject to Mr. Bal remaining in continued service with us.

(4)      Restricted stock granted on October 10, 2025. The grant vests as to 25% of the shares subject to the grant on each of the following events, subject to Mr. Bal’s continued service with us through the date of such event: (i) we close a liquidity event (as defined in Mr. Bal’s employment agreement), (ii) we negotiate and sign two commercial contracts for chip integration, each with a different third party quantum systems development company, (iii) we build a finance team capable of supporting us through the process of closing an IPO or SPAC transaction (each as defined in Mr. Bal’s employment agreement), and (iv) we close an equity financing that raises at least $75,000,000 of new money.

Equity Incentive Plans

2019 Plan

On April 3, 2019, our board of directors adopted the 2019 Plan. The 2019 Plan was approved by our stockholders on April 3, 2019. Upon the completion of this offering, our board of directors will terminate the 2019 Plan and we will not grant any further awards under such plan, but the 2019 Plan will continue to govern outstanding awards granted thereunder. Our board of directors administers the 2019 Plan and has the authority, among other things, to construe and interpret the terms of the 2019 Plan and awards granted thereunder and to delegate such authority to one or more committees of our board of directors.

Below is a summary of the principal provisions of the 2019 Plan, which summary is qualified in its entirety by reference to the full text of the 2019 Plan, a copy of which is filed as an exhibit to the registration statement of which the registration statement of which this prospectus is a part.

The 2019 Plan provides for the grant of stock options, stock appreciation rights, stock awards, restricted stock, restricted stock units, cash awards and other incentive awards payable in cash or in shares as determined by the administrator. A maximum of            shares of common stock may be issued under the 2019 Plan. The share limit is subject to adjustment upon the occurrence of certain events, including stock dividends, stock splits, spin-offs, combinations or exchanges of shares, recapitalizations, mergers, consolidations, and similar occurrences, which affect our common stock. Similarly, proportional adjustments will be made in connection with such an occurrence with respect to outstanding awards.

As of March 31, 2026, 3,307,839 options to purchase shares of our common stock, at exercise prices ranging from $0.02 to $1.72, per share, or a weighted-average exercise price of $1.45 per share, were outstanding under the 2019 Plan, and            shares remained available for future issuance under the 2019 Plan.

Shares subject to awards which expire or terminate, are settled in cash without the delivery of shares, or are forfeited, surrendered, and shares subject to awards that are repurchased or withheld by us, will, in each case, again become available for issuance under the 2019 Plan.

Powers of the Administrator

Subject to the express terms of the 2019 Plan, the administrator has broad power to administer, construe, and interpret the 2019 Plan, including the power to:

•        select the eligible persons to whom awards may be granted;

•        determine the type of awards to be granted to each participant;

•        determine the number of shares to be covered by each award;

•        determine the terms and conditions of any award, including when awards may vest, be exercised, or settled, and waive or modify any of those terms;

•        approve the forms of documentation for awards;

•        determine whether, to what extent and under what circumstances awards may be settled in cash, shares or other property or canceled or suspended;

•        interpret and administer the 2019 Plan, any instrument evidencing an award and any other agreements or documents related to the administration of awards;

•        establish rules and regulations as it deems appropriate for the proper administration of the 2019 Plan;

•        delegate ministerial duties to our employees as it so determines; and

•        make any other determination and take any other action that it deems necessary or desirable for administration of the 2019 Plan.

Eligibility

All of our, and our affiliates’, directors, officers, employees and other individuals providing bona fide services to us, or any of our affiliates, are eligible for award grants. Only persons actually selected by the administrator will be granted awards.

Restrictions on Transfer

Awards are generally nontransferable except on death, by will or by the applicable laws of descent and distribution.

Term

No awards of incentive stock option may be granted under the 2019 Plan more than 10 years after the later of the date the 2019 Plan was adopted by the board of directors or the adoption by our board of directors of any amendment to the 2019 Plan that constitutes the adoption of a new plan for purposes of Section 422 of the Code. Our board of directors, in its discretion, may terminate the 2019 Plan earlier, at any time. Upon the completion of this offering, our board of directors will terminate the 2019 Plan, and we will not grant any further awards under the 2019 Plan. Outstanding awards generally will be unaffected by the 2019 Plan’s termination.

Change of Control

In the event of a change of control, as defined in the 2019 Plan, our board of directors may take one or more of the following actions with respect to awards, contingent on the closing or completion of the change of control:

•        arrange for the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) to assume or continue or substitute awards;

•        arrange for the assignment of any reacquisition or repurchase rights held by us in respect of shares issued pursuant to an award to the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company);

•        accelerate the vesting, in whole or in part, of an award (and, if applicable, the time at which an award may be exercised) to a date prior to the effective time of such change of control as our board of directors determines (or, if the board does not determine such a date, to the date that is five (5) days prior to the effective date of the change of control), with such award terminating if not exercised (if applicable) immediately prior to the effective time of the change of control;

•        arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us with respect to an award on a date prior to the effective time of such change of control as our board of directors will determine (or, if the board will not determine such a date, on the date that is five (5) days prior to the effective date of the change of control);

•        cancel or arrange for the cancellation of an award, to the extent not vested or not exercised prior to the effective time of the change of control, in exchange for such cash consideration, if any, as our board of directors, in its sole discretion, may consider appropriate; and

•        make a payment, in such form as may be determined by our board of directors equal to the excess, if any, of (A) the value of the property the participant would have received on the exercise of an award immediately prior to the effective time of the change of control, over (B) any exercise price payable by such holder in connection with such exercise, in consideration for the termination of such award at or immediately prior to the closing.

Our board of directors need not take the same action or actions with respect to all awards or portions thereof or with respect to all participants.

Plan Amendment and Approval

Our board of directors, in its discretion, may amend or suspend the 2019 Plan at any time. Generally, an award holder’s consent is required for any amendment that materially adversely affects his or her outstanding award(s).

2026 Plan

The 2026 Plan was adopted by our board of directors on            , 2026. Assuming the 2026 Plan is approved by our stockholders prior to the completion of this offering, the 2026 Plan will become effective upon the completion of this offering. We intend to use the 2026 Plan following the completion of this offering to provide incentives that will assist us to attract, retain, and motivate employees (including officers), consultants and directors.

Below is a summary of the principal provisions of the 2026 Plan, which summary is qualified in its entirety by reference to the full text of the 2026 Plan, a copy of which is filed as an exhibit to the registration statement of which the registration statement of which this prospectus is a part.

The 2026 Plan is designed to:

•        promote our long-term financial interests and growth by attracting and retaining directors and employees, which include management as well as other personnel;

•        motivate management by means of growth-related incentives to achieve long-range goals; and

•        further the alignment of the interests of participants and those of our stockholders, through opportunities for increased stock or stock-based ownership.

The 2026 Plan will remain in effect, subject to the right of our board of directors or compensation committee to amend or terminate the 2026 Plan at any time, until the earlier of (a) the earliest date as of which all awards granted under the 2026 Plan have been satisfied in full or terminated and no shares of common stock approved for issuance under the 2026 Plan remain available to be granted under new awards, and (b)            , 2036. No awards will be granted under the 2026 Plan after such termination date. Subject to other applicable provisions of the 2026 Plan, all awards made under the 2026 Plan on or before            , 2036, or such earlier termination of the 2026 Plan, shall remain in effect until such awards have been satisfied or terminated in accordance with the 2026 Plan and the terms of such awards.

Participation in the 2026 Plan

All of our officers, non-employee directors, employees, independent contractors and consultants are eligible to participate in the 2026 Plan. Only persons actually selected by the administrator will be granted awards.

Participation by Non-Employee Directors

Although our directors, including our independent directors, are not involved in the day-to-day running of our operations on a consolidated basis, they play an important role in furthering our business interests by contributing their experience and expertise. In particular, a number of our independent directors have substantial experience and expertise in pharmaceutical research and development and play an important role in helping us shape our business strategy. It is crucial for us to be able to attract, retain and incentivize such individuals. It may not always be possible to quantify the services and contributions of our non-employee directors to us, and accordingly, it may not always be possible to compensate them fully or appropriately by increasing their directors’ fees or other cash payments. To that end, participation by non-employee directors in the 2026 Plan will allow us to acknowledge and reward their services and contributions.

In addition, we believe that opportunities for increased stock or stock-based ownership will further align the interests of our non-employee directors with the interests of our stockholders.

Plan Administration

The 2026 Plan will be administered by the “Administrator,” as defined below, provided that no director shall participate in any deliberation or decision in respect of any stock option, stock appreciation right, stock award, stock unit, performance share, performance unit and/or other stock-based award, each, an “Award,” and collectively, the “Awards,” to be granted to him or her or held by him or her.

For the purposes of the 2026 Plan, “Administrator” means our compensation committee, or such other committee(s) of director(s) duly appointed by our board of directors or our compensation committee to administer the 2026 Plan or delegated limited authority to perform administrative actions under the 2026 Plan, and having such powers as shall be specified by our board of directors or our compensation committee, provided, however, that at any time our board of directors may serve as the Administrator in lieu of or in addition to our compensation committee or such other committee(s) of director(s) to whom administrative authority has been delegated. With respect to any Award to which Section 16 of the Exchange Act applies, the Administrator shall consist of either our board of directors or a committee of our board of directors, which committee shall consist of three or more directors, each of whom is, to the extent required by Rule 16b-3 of the Exchange Act, a “non-employee director” as defined in Rule 16b-3 of the Exchange Act and an “independent director” to the extent required by the Nasdaq listing rules. Any member of the Administrator who does not meet the foregoing requirements shall abstain from any decision regarding an Award and shall not be considered a member of the Administrator to the extent required to comply with Rule 16b-3 of the Exchange Act.

The Administrator has, subject to the terms of the 2026 Plan, the authority, in its sole and absolute discretion, to grant Awards under the 2026 Plan to eligible individuals, and to take all other actions necessary or desirable to carry out the purpose and intent of the 2026 Plan. Further, the Administrator has the authority, in its sole and absolute discretion, subject to the terms and conditions of the 2026 Plan, to, among other things:

•        determine the eligible individuals to whom, and the time or times at which, Awards shall be granted;

•        determine the type of Awards to be granted to any eligible individual;

•        determine the number of shares of common stock to be covered by or used for reference purposes for each Award or the value to be transferred pursuant to any Award; and

•        determine the terms, conditions and restrictions applicable to each Award and any shares of common stock acquired pursuant thereto, including, without limitation, (i) the purchase price of any shares of common stock, (ii) the method of payment for shares of common stock purchased pursuant to any Award, (iii) the method for satisfying any tax withholding obligation arising in connection with any Award, including by the withholding or delivery of shares of common stock, (iv) the timing, terms and conditions of the exercisability, vesting or payout of any Award or any shares of common stock acquired pursuant thereto, (v) the performance goals applicable to any Award and the extent to which such performance goals have been attained, (vi) the time of the expiration of an Award, (vii) the effect of a participant’s Termination of Service, as defined in the 2026 Plan, on any of the foregoing and (viii) all other terms, conditions and restrictions applicable to any Award or shares of common stock acquired pursuant thereto as the Administrator considers to be appropriate and not inconsistent with the terms of the 2026 Plan

Size

A total of            shares of our common stock will be initially authorized and reserved for issuance under the 2026 Plan. This reserve will automatically increase on each January 1st following the effective date of the 2026 Plan through January 1, 2036, by an amount equal to the smaller of (a) 5% of the number of shares of common stock issued and outstanding on the immediately preceding December 31, or (b) an amount determined by our board of directors.

Appropriate adjustments will be made to the number of authorized shares and other numerical limits in the 2026 Plan and to outstanding Awards to prevent dilution or enlargement of participants’ rights in the event of a stock split or other change in our capital structure. Shares subject to awards under the 2019 Plan or the 2026 Plan that, on or after the effective date of the 2026 Plan, expire, terminate unearned, are cancelled, forfeited, settled in cash, or withheld or surrendered in payment of an exercise price or taxes will again become available for issuance under the 2026 Plan.

Subject to adjustment as provided in the provision of the 2026 Plan pertaining to the occurrence of certain corporate transactions, the maximum number of shares of common stock that may be issued pursuant to stock options granted under the 2026 Plan that are intended to qualify as incentive stock options is            .

Maximum Entitlements

The Administrator may establish compensation for directors who are not our employees or any of our Affiliates, as defined in the 2026 Plan, or the non-employee directors, from time to time, provided that the sum of any cash compensation and the grant date fair value of Awards granted under the 2026 Plan to a non-employee director as compensation for services as a non-employee director during any calendar year may not exceed $            for an annual grant (with the exception of a non-employee’s director first year of service, for which compensation for services may not exceed $            ). The Administrator may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the Administrator may determine in its discretion, provided that any non-employee director receiving such additional compensation may not participate in the decision to award such compensation or in other compensation decisions involving such non-employee director.

Awards

The 2026 Plan provides for the grant of stock options, stock appreciation rights, stock awards, stock units, performance shares and performance units, and other stock-based awards. Awards may be granted individually or in tandem with other types of Awards, concurrently with or with respect to outstanding Awards. Participants are not required to pay for the application or acceptance of Awards.

Stock Options

The Administrator may, from time to time, grant to eligible individuals Awards of stock options. Such stock options shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator; provided, however, that Awards of stock options may not have a term in excess of 10 years unless otherwise required by applicable law.

The exercise price per share subject to a stock option granted under the 2026 Plan may not be less than the fair market value of one share on the date of grant of the stock option, except as provided under applicable law or with respect to stock options that are granted in substitution of similar types of awards of a company acquired by us or with which we combine (whether in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock, or otherwise) to preserve the intrinsic value of such awards.

Except as provided in the applicable award agreement or otherwise determined by the Administrator, to the extent stock options are not vested and exercisable, a participant’s stock options shall be forfeited upon his or her Termination of Service.

Stock Appreciation Rights

The Administrator may, from time to time, grant to eligible individuals Awards of stock appreciation rights. A stock appreciation right entitles the participant to receive, subject to the provisions of the 2026 Plan and the applicable award agreement, a payment having an aggregate value equal to the product of (a) the excess of (i) the fair market value on the exercise date of one share over (ii) the base price per share specified in the award agreement, and (b) the number of shares of common stock specified by the stock appreciation right, or portion thereof, that is exercised. The base price per share specified in the applicable award agreement shall not be less than the lower of the fair market value on the date of grant or the exercise price of any tandem stock option to which the stock appreciation right is related, or with respect to stock appreciation rights that are granted in substitution of similar types of awards of a company acquired by us or with which we combine (whether in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock, or otherwise), such base price as is necessary to preserve the intrinsic value of such awards.

Stock appreciation rights shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator; provided, however, that stock appreciation rights granted under the 2026 Plan may not have a term in excess of 10 years unless otherwise required by applicable law.

Except as provided in the applicable award agreement or otherwise determined by the Administrator, to the extent stock appreciation rights are not vested and exercisable, a participant’s stock appreciation rights shall be forfeited upon his or her Termination of Service.

Stock Awards

The Administrator may, from time to time, grant to eligible individuals Awards of unrestricted stock or Restricted Stock. For the purposes of the 2026 Plan, “Restricted Stock” means an Award of shares of common stock that may be subject to certain transferability and other restrictions and to a risk of forfeiture, including by reason of not satisfying certain performance goals.

Restricted Stock shall be subject to such vesting, restrictions on transferability and other restrictions, if any, and risk of forfeiture as the Administrator may impose at the date of grant or thereafter. The period during which such vesting or transferability and other restrictions and/or risk of forfeiture applies (the “Restriction Period”) may lapse under such circumstances, including without limitation upon the attainment of performance goals, in such installments, or otherwise, as the Administrator may determine. Subject to the provisions of the 2026 Plan and the applicable award agreement, during the Restriction Period, a participant shall not be permitted to sell, assign, transfer, pledge or otherwise encumber Restricted Stock.

Except to the extent restricted under the applicable award agreement, a participant granted Restricted Stock shall have all of the rights of a stockholder including, without limitation, the right to vote. Cash dividends declared payable on our common stock shall be paid, with respect to outstanding Restricted Stock, either as soon as practicable following the dividend payment date or deferred for payment to such later date as determined by the Administrator, and shall be paid in cash or as unrestricted shares of common stock having a fair market value equal to the amount of such dividends, or may be reinvested in additional shares of Restricted Stock as determined by the Administrator; provided, however, that dividends declared payable on Restricted Stock granted as a performance award shall be held by us and made subject to forfeiture at least until achievement of the applicable performance goal relating to such shares of Restricted Stock. Shares of common stock distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such shares of common stock or other property have been distributed.

Except as provided in the applicable award agreement, upon Termination of Service during the applicable Restriction Period, Restricted Stock and any accrued but unpaid dividends that are at that time subject to restrictions shall be forfeited; provided that the Administrator may provide, by rule or regulation or in any award agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock will be waived in whole or in part in the event of terminations resulting from specified causes, and the Administrator may in other cases waive in whole or in part the forfeiture of Restricted Stock.

Stock Units

The Administrator may, from time to time, grant to eligible individuals Awards of unrestricted stock units or Restricted Stock Units. For the purposes of the 2026 Plan, “Restricted Stock Unit” means a right granted to a participant to receive shares of common stock or cash, or a combination of shares and cash, which right may be conditioned on the satisfaction of certain requirements, including the satisfaction of certain performance goals.

Restricted Stock Units shall be subject to such vesting, risk of forfeiture and/or payment provisions as the Administrator may impose at the date of grant. The Restriction Period to which such vesting and/or risk of forfeiture applies may lapse under such circumstances, including without limitation upon the attainment of performance goals, in such installments, or otherwise, as the Administrator may determine.

Until shares of common stock are issued to the participant in settlement of stock units, the participant shall not have any rights of a stockholder with respect to the stock units or the shares of common stock issuable thereunder. The Administrator may grant the participant the right to dividend equivalents on stock units, on a current, reinvested and/or restricted basis, subject to such terms as the Administrator may determine; provided, however, that dividend equivalents declared payable on stock units granted as a Performance Award shall rather than be paid on a current basis, be accrued and made subject to forfeiture at least until achievement of the applicable performance goal relating to such stock units.

Except as provided in the applicable award agreement, upon Termination of Service during the applicable period, or upon failure to satisfy any other conditions precedent to the delivery of shares of common stock or cash to which such restricted stock units relate, such restricted stock units and any accrued but unpaid dividend equivalents with respect to such restricted stock units that are then subject to deferral or restriction shall be forfeited; provided that the Administrator may provide, by rule or regulation or in any award agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to restricted stock units will be waived in whole or in part in the event of termination resulting from specified causes, and the Administrator may in other cases waive in whole or in part the forfeiture of restricted stock units.

Performance Shares and Performance Units

An award of Performance Shares, as defined in the 2026 Plan, refers to shares of our common stock or stock units that are expressed in terms of our common stock, the issuance, vesting, lapse of restrictions or payment of which is contingent on performance as measured against predetermined objectives over a specified performance period. An award of Performance Units, as defined in the 2026 Plan, refers to dollar-denominated units valued by reference to designated criteria established by the Administrator, other than our common stock, whose issuance, vesting, lapse of restrictions or payment is contingent on performance as measured against predetermined objectives over a specified performance period. The applicable award agreement will specify whether Performance Shares and Performance Units will be settled or paid in cash or shares of our common stock or a combination of both, or will reserve to the Administrator or the participant the right to make that determination prior to or at the payment or settlement date.

The Administrator will, prior to or at the time of grant, condition the grant, vesting or payment of, or lapse of restrictions on, an award of Performance Shares or Performance Units upon (A) the attainment of performance goals during a performance period or (B) the attainment of performance goals and the continued service of the participant.

The length of the performance period, the performance goals to be achieved during the performance period, and the measure of whether and to what degree such performance goals have been attained will be conclusively determined by the Administrator in the exercise of its absolute discretion. Performance goals may include minimum, maximum and target levels of performance, with the size of the award or payout of Performance Shares or Performance Units or the vesting or lapse of restrictions with respect thereto based on the level attained. An award of Performance Shares or Performance Units will be settled as and when the award vests or at a later time specified in the award agreement or in accordance with an election of the participant, if the Administrator so permits, that meets the requirements of Section 409A.

Performance goals applicable to performance-based awards may be awarded based on performance metrics to be attained within a predetermined performance period as they may apply to an individual, one or more business units, divisions, or affiliates, or on a company-wide basis, and in absolute terms, relative to a base period, or relative to the performance of one or more comparable companies, peer groups, or an index covering multiple companies.

The Administrator may, in its discretion, adjust the performance goals applicable to any awards to reflect any unusual or non-recurring events and other extraordinary items, impact of charges for restructurings, discontinued operations and the cumulative effects of accounting or tax changes.

Upon Termination of Service, a performance-based award shall be treated as provided in the applicable award agreement.

Other Stock-Based Awards

The Administrator may, from time to time, grant to eligible individuals Awards in the form of Other Stock-Based Awards. For the purposes of the 2026 Plan, “Other Stock-Based Award” means an Award of shares of common stock or any other Award that is valued in whole or in part by reference to, or that is otherwise based upon, shares of common stock, including without limitation dividend equivalents and convertible debentures.

Adjustment Events

In the event of a merger, consolidation, rights offering, statutory share exchange or similar event affecting us (each, a “Corporate Event”), or a stock dividend, stock split, reverse stock split, separation, spinoff, reorganization, extraordinary dividend of cash or other property, share combination or subdivision, recapitalization capital reduction distribution or similar event affecting our capital structure (each, a “Share Change”), that occurs at any time after the effective date of the 2026 Plan (including any such Corporate Event or Share Change that occurs after such adoption and coincident with or prior to the effective date of the 2026 Plan), the Administrator shall make equitable and appropriate substitutions or proportionate adjustments to (a) the aggregate number and kind of shares of common stock or other securities on which Awards under the 2026 Plan may be granted to eligible individuals, (b) the maximum number of shares of common stock or other securities that may be issued with respect to incentive stock options granted under the 2026 Plan, (c) the number of shares of common stock or other securities covered by each outstanding Award and the exercise price, base price or other price per share, if any, and other relevant terms of each outstanding Award and (d) all other numerical limitations relating to Awards, whether contained in the 2026 Plan or in award agreements; provided, however, that any fractional shares resulting from any such adjustment shall be eliminated.

In the case of a Corporate Event, the Administrator may make such other adjustments to outstanding Awards as it determines to be appropriate and desirable, which adjustments may include, without limitation, (a) the cancellation of outstanding Awards in exchange for payments of cash, securities or other property or a combination thereof having an aggregate value equal to the value of such Awards, as determined by the Administrator in its sole discretion (it being understood that in the case of a Corporate Event with respect to which stockholders receive consideration other than publicly traded equity securities of the ultimate surviving entity, any such determination by the Administrator that the value of a stock option or stock appreciation right shall for this purpose be deemed to equal the excess, if any, of the value of the consideration being paid for each share of common stock pursuant to such Corporate Event over the exercise price or base price of such stock option or stock appreciation right shall conclusively be deemed valid and that any stock option or stock appreciation right may be cancelled for no consideration upon a Corporate Event if its exercise price or base price equals or exceeds the value of the consideration being paid for each share of common stock pursuant to such Corporate Event), (b) the substitution of securities or other property (including, without limitation, cash or other securities) for the shares of common stock subject to outstanding Awards and (c) the substitution of equivalent awards, as determined in the sole discretion of the Administrator, of the surviving or successor entity or a parent thereof.

2026 Plan Amendments

Our board of directors or compensation committee may amend, alter or discontinue the 2026 Plan, but no amendment, alteration or discontinuation shall be made which would materially impair the rights of a participant with respect to a previously granted Award without such participant’s consent, except such an amendment made to comply with applicable law or rule of any securities exchange or market on which shares of our common stock are listed or admitted for trading or to prevent adverse tax or accounting consequences to us or the participant.

No amendment of the 2026 Plan shall be made without the approval of our stockholders to the extent such amendment is with respect to (a) materially expanding the eligibility for participation in the 2026 Plan, (b) materially increasing the number of shares of common stock which may be issued under the 2026 Plan or to a participant, (c) eliminating or modifying the prohibition set forth in the 2026 Plan on repricing of stock options and stock appreciation rights, (d) lengthening the maximum term or lowering the minimum exercise price or base price permitted for stock options and stock appreciation rights, (e) modifying the prohibition on the issuance of reload or replenishment options, (f) materially increasing the benefits accruing to participants under the 2026 Plan or (g) any other matter that would require the approval of our stockholders under applicable law, regulation, or rule of any securities exchange on which shares of our common stock are listed or admitted for trading.

Amendment of Awards

The Administrator may unilaterally amend the terms of any Award theretofore granted, but no such amendment shall materially impair the rights of any participant with respect to an Award without the participant’s consent, except such an amendment made to cause the 2026 Plan or Awards thereunder to comply with applicable law, applicable rule of any securities exchange on which shares of our common stock are listed or admitted for trading, or to prevent adverse tax or accounting consequences for the participant or us or any of our affiliates. For purposes of the foregoing sentence, an amendment to an Award that results in a change in the tax consequences of the Award to the participant shall not be considered to be a material impairment of the rights of the participant and shall not require the participant’s consent.

2026 Employee Stock Purchase Plan

General

The 2026 ESPP was adopted by our board of directors on            , 2026. Assuming approval by our stockholders prior to the completion of this offering, the 2026 ESPP will become effective upon the completion of this offering. Below is a summary of the principal provisions of the 2026 ESPP, which summary is qualified in its entirety by reference to the full text of the 2026 ESPP, a copy of which is filed as an exhibit to the registration statement of which the registration statement of which this prospectus is a part. The purpose of the 2026 ESPP is to advance our interests and those of our stockholders by providing an incentive to attract, retain and reward our eligible employees and by motivating such persons to contribute to our growth and profitability. The 2026 ESPP provides such eligible employees with an opportunity to acquire a proprietary interest in us through the purchase of our common stock.

Overview

A total of            shares of our common stock are available for sale under the 2026 ESPP. In addition, the 2026 ESPP provides for annual increases in the number of shares available for issuance under the 2026 ESPP on each January 1st following the effective date of the 2026 ESPP through January 1, 2036, equal to the smallest of:

•        1.5% of the outstanding shares of our common stock on the immediately preceding December 31;

•                    shares; or

•        such other amount as may be determined by our board of directors.

Appropriate adjustments will be made to the number of authorized shares and to outstanding purchase rights to prevent dilution or enlargement of participants’ rights in the event of a stock split or other change in our capital structure. Shares subject to purchase rights which expire or are cancelled will again become available for issuance under the 2026 ESPP.

Our compensation committee will administer the 2026 ESPP and will have full authority to interpret the terms of the 2026 ESPP. The 2026 ESPP provides, subject to certain limitations, for indemnification by us of any director, officer or employee against all reasonable expenses, including attorneys’ fees, incurred in connection with any legal action arising from such person’s action or failure to act in administering the 2026 ESPP.

All of our employees, including our NEOs, are eligible to participate if they are customarily employed by us or any of our subsidiaries for at least 20 hours per week and more than five months in any calendar year. Non-employee directors are not eligible to participate in the 2026 ESPP. However, an employee may not be granted rights to purchase stock under the 2026 ESPP if such employee:

•        immediately after the grant would own stock or options to purchase stock possessing 5.0% or more of the total combined voting power or value of all classes of our capital stock; or

•        holds rights to purchase stock under all of our employee stock purchase plans that would accrue at a rate that exceeds $25,000 worth of our common stock for each calendar year in which the right to be granted would be outstanding at any time.

The 2026 ESPP is intended to qualify under Section 423 of the Code and the 2026 ESPP shall be so construed. The 2026 ESPP includes a non-423 component to allow for issuances to participants outside the United States, if any. The Compensation Committee may, in its discretion, determine the terms of offering periods, including establishing offering periods of up to 27 months and providing for multiple purchase dates. Our compensation committee may, in its discretion, modify the terms of future offering periods.

The 2026 ESPP permits participants to purchase common stock through payroll deductions of up to 15% of their regular gross earnings and overtime payments. Other types of compensation are not considered part of compensation for purposes of the 2026 ESPP. Unless provided otherwise by the Compensation Committee, the purchase price of the shares will be 85.0% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the last day of the offering period. Participants may end their participation at any time during an offering period and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon termination of employment with us.

Prior to the beginning of any offering period, the Compensation Committee may alter the maximum number of shares that may be purchased by any participant during the offering period or specify a maximum aggregate number of shares that may be purchased by all participants in the offering period. If insufficient shares remain available under the plan to permit all participants to purchase the number of shares to which they would otherwise be entitled, the administrator will make a pro rata allocation of the available shares. Any amounts withheld from participants’ compensation in excess of the amounts used to purchase shares will be refunded, without interest.

A participant may not transfer rights granted under the 2026 ESPP other than by will, the laws of descent and distribution or as otherwise provided under the 2026 ESPP as described below.

As further discussed below, in the event of a change in control, an acquiring or successor corporation may assume our rights and obligations under outstanding purchase rights or substitute substantially equivalent purchase rights. If the acquiring or successor corporation does not assume or substitute for outstanding purchase rights, then the purchase date of the offering periods then in progress will be accelerated to a date prior to the change in control.

The 2026 ESPP will continue in effect until terminated by our compensation committee.

Participant Withdrawal or Termination

A participant may withdraw from the 2026 ESPP by signing and delivering to our office or representative designated by us a written or electronic notice of withdrawal on a form provided by us for this purpose. Such withdrawal may be elected at any time prior to the end of an offering period; provided, however, that if a participant withdraws from the 2026 ESPP after a purchase date, the withdrawal shall not affect shares of common stock acquired by the participant on such purchase date. A participant who voluntarily withdraws from the 2026 ESPP is prohibited from resuming participation in the 2026 ESPP in the same offering from which he or she withdrew, but may participate in any subsequent offering by again satisfying the requirements of the 2026 ESPP. We may impose, from time to time, a requirement that the notice of withdrawal from the 2026 ESPP be on file with our office or representative designated by us for a reasonable period prior to the effectiveness of the participant’s withdrawal.

Upon a participant’s voluntary withdrawal from the 2026 ESPP, the participant’s accumulated 2026 ESPP account balance which has not been applied toward the purchase of shares of common stock shall be refunded to the participant as soon as practicable after the withdrawal, without the payment of any interest, and the participant’s interest in the 2026 ESPP and the offering shall terminate. Such amounts to be refunded may not be applied to any other offering under the 2026 ESPP.

Change in Control

In the event of a Change in Control (as defined in the 2026 ESPP), the surviving, continuing, successor, or purchasing corporation or parent thereof, as the case may be (the “Acquiring Corporation”) may, without the consent of any participant, assume or continue our rights and obligations under outstanding purchase rights or substitute substantially equivalent purchase rights for the Acquiring Corporation’s stock. If the Acquiring Corporation elects not to assume, continue or substitute for the outstanding purchase rights, the purchase date of the then current offering period shall be accelerated to a date before the date of the Change in Control specified by our compensation committee, but the number of shares of common stock subject to outstanding purchase rights shall not be adjusted. All purchase rights which are neither assumed nor continued by the Acquiring Corporation in connection with the Change in Control, nor exercised as of the date of the Change in Control, shall terminate and cease to be outstanding effective as of the date of the Change in Control.

Amendment or Termination of the ESPP

Our compensation committee, as administrator of the 2026 ESPP, may at any time amend, suspend or terminate the 2026 ESPP, except that (a) no such amendment, suspension or termination shall affect purchase rights previously granted under the 2026 ESPP unless expressly provided by our compensation committee, and (b) no such amendment, suspension or termination may adversely affect a purchase right previously granted under the 2026 ESPP without the consent of the participant, except to the extent permitted by the 2026 ESPP or as may be necessary to qualify the 2026 ESPP as an employee stock purchase plan pursuant to Section 423 of the Code or to comply with any applicable law, regulation or rule. In addition, an amendment to the 2026 ESPP must be approved by our stockholders within 12 months of the adoption of such amendment if such amendment would authorize the sale of more shares than are then authorized for issuance under the 2026 ESPP or would change the definition of the corporations that may be designated by our compensation committee as Participating Companies (as defined in the 2026 ESPP). Notwithstanding the foregoing, in the event that our compensation committee determines that continuation of the 2026 ESPP or an offering would result in unfavorable financial accounting consequences to us, our compensation committee may, in its discretion and without the consent of any participant, including with respect to an offering period then in progress: (i) terminate the 2026 ESPP or any offering period, (ii) accelerate the purchase date of any offering period, (iii) reduce the discount or the method of determining the purchase price in any offering period (e.g., by determining the purchase price solely on the basis of the Fair Market Value (as defined in the 2026 ESPP) on the purchase date), (iv) reduce the maximum number of shares of common stock that may be purchased in any offering period or (v) take any combination of the foregoing actions.

Compensation Clawback Policy

In connection with this offering, we have adopted a clawback policy (the “Clawback Policy”), in compliance with the SEC’s and Nasdaq’s final rules. The Clawback Policy will become effective upon the closing of this offering. The Clawback Policy will require the repayment of certain erroneously awarded incentive-based compensation paid to any current or former executive officer, including our NEOs, in connection with a restatement of financial statements if such compensation exceeds the amount that the executive officers would have received based on the restated financial statements.

Director Compensation

SEEQC has not implemented a formal policy with respect to compensation payable to its non-employee directors and none of its non-employee directors received any compensation for service for the fiscal year ended December 31, 2025. SEEQC reimburses its directors for expenses associated with attending meetings of the board of directors and its committees.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2024, to which we have been a party, in which the amount involved in the transaction exceeded the lesser of $120,000 or 1% of the average of our total assets as of December 31, 2025 and 2024, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock at the time of such transaction, or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described under “Executive and Director Compensation.”

Insider Loans

On October 28, 2020, SEEQC issued a partial-recourse promissory note with John Levy for the principal sum of $563,211.90 and with Oleg Mukhanov for the principal sum of $140,802.25 (the “Insider Loans”), pursuant to which Messrs. Levy and Mukhanov agreed to repay SEEQC the principal sum, together with interest, on or before the ninth anniversary of the date of the Insider Loans. In connection with the Insider Loans, Messrs. Levy and Mukhanov each entered into a pledge and security agreement, dated as of October 28, 2020, with the Company (the “Pledge Agreements”), which provides SEEQC with a security interest in the 388,422 shares of our common stock held by Mr. Levy and 97,105 shares of SEEQC Stock held by Mr. Mukhanov (the “Collateral”). In the event that either Mr. Levy or Mr. Mukhanov default on the Insider Loan, SEEQC is authorized to exercise all rights available to a secured party under the California Commercial Code, including the right to sell the Collateral.

In connection with the consummation of the Merger, SEEQC will forgive the Insider Loans and pay Messrs. Levy and Mukhanov a “gross-up” payment, in cash, in an amount equal to the total tax liability owed by each of Mr. Levy and Mr. Mukhanov arising from such loans being forgiven. Further, SEEQC will terminate the Pledge Agreements.

Registration Rights Agreement

We have entered into a Registration Rights Agreement with certain of our stockholders and certain of Allegro’s initial stockholders, pursuant to which we have agreed to register for resale the shares of our common stock that are held by the stockholders party to the agreement at closing of the Merger. Pursuant to the Registration Rights Agreement, we shall, within 30 days after the closing of the Merger, file a registration statement on Form S-1 to register for resale under the Securities Act the shares of our common stock issued or issuable as consideration in the Merger to Allegro stockholders who are affiliates of Allegro and the shares of our common stock held by the initial Allegro stockholders (or their transferees) as of immediately after the closing of the Merger (including upon conversion of Allegro rights and exercise of Allegro warrants).

SEEQC Support Agreement

Concurrently with the execution of the Merger Agreement, we entered into the SEEQC Support Agreement with Allegro and certain of our stockholders (who collectively hold more than 66.7% of our preferred stock and more than 50% of our capital stock), pursuant to which they agreed to vote or cause to be voted all shares of our common stock and preferred stock beneficially held by them (i) in favor of all proposals necessary to effectuate the Merger and the related transactions; and (ii) against (x) any proposal or offer from any other person (other than Allegro or its affiliates) with respect to certain competing transactions; and (y) any action, proposal, transaction, or agreement that could reasonably be expected to materially impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger and the related transactions or the fulfillment of our obligations under the Merger Agreement or change in any manner the voting rights of any class of our shares (other than as contemplated by the Merger Agreement). Pursuant to the SEEQC Support Agreement, such stockholders also agreed to waive any appraisal or dissenters’ rights under applicable law and not to exercise any right to redeem shares of our capital stock.

Lock-Up Agreements

Prior to the closing of the Merger, certain of our stockholders and certain of the initial stockholders of Allegro agreed to enter into a lock-up agreement with us, pursuant to which such stockholders agreed not to transfer the shares of our common stock held by them immediately prior to the effective time of the Merger (in the case of our stockholders) or the shares of our common stock received by them in exchange for the initial shares in Allegro (in the case of the initial stockholders of Allegro), until 180 days after the closing of the Merger.

Such lock-up restrictions are subject to exceptions, including:

(i)     transfers to certain permitted individuals specified in the Lock-Up Agreements;

(ii)    in the case of an entity, transfers under the laws of the entity’s organizational documents;

(iii)   in the case of an individual, transfers by virtue of laws of descent and distribution upon death or as a bona fide gift to a trust for the benefit of such individual’s family;

(iv)   transactions relating to our common stock or securities exchangeable for our common stock acquired on the open market;

(v)    the exercise of stock options or warrants to purchase our common stock occurring upon the “cashless” or “net exercise of such options or warrants or for the purpose of paying the exercise price, taxes or vesting of such securities;

(vi)   transfers to us to satisfy tax obligations or in payment of the exercise price of any of our options or warrants;

(vii)  transfers to us pursuant to a contractual arrangement in effect at closing the provides for the repurchase or forfeiture of our common stock; or

(viii)  the entry into a trading plan that meets the requirements of Rule 10b5-1(c) under the Exchange Act.

Indemnification Agreements

We have entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and executive officers, in addition to the indemnification provided for in our Certificate of Incorporation and Bylaws. The indemnification agreements, Certificate of Incorporation and Bylaws generally require us to indemnify our directors, executive officers and certain controlling persons to the fullest extent permitted by the DGCL.

Private Placement of Securities

Convertible Note Financing

On August 26, 2024, our board of directors approved a convertible note financing of up to $4,000,000 (the “Note Financing”). SEEQC sold and issued an aggregate principal amount of $1,150,000.00 to certain investors. On November 1, 2024, the convertible notes issued in the Note Financing all converted into shares of the Company’s Series A-2 Preferred Stock (as defined below). Investors in our Note Financing included certain holders of more than 5% of our capital stock at the time of the Note Financing (or subsequent closings of such Note Financing). The following table presents the total purchase price paid by these investors.

Investor	Total Purchase Price
Johnson Revocable Trust dated 6/25/2003, Franklin P. Johnson, Jr. and Catherine H. Johnson, Trustees	$350,000.00
BY Capital 1 GmbH & Co. KG	$350,000.00

Series A-2 Preferred Stock Financing

On November 1, 2024, we entered into a Series A-2 Preferred Stock Purchase Agreement with certain investors, pursuant to which we sold and issued an aggregate of 3,184,572 shares of our Series A-2 Preferred Stock, par value $0.0001 per share (the “Series A-2 Preferred Stock”), at a purchase price of $7.0866 per share and 1,745,625 shares of Series SA-2 Preferred Stock, par value $0.0001 per share (the “Series SA-2 Preferred Stock”), at a purchase price of $5.6693 per share.

Purchasers of our Series A-2 Preferred Stock and Series SA-2 Preferred Stock included certain holders of more than 5% of our capital stock at the time of the financing (or subsequent closings of such financing). The following table presents the number of shares and the total purchase price paid by these investors.

Investor	Shares of Series A-2 Preferred Stock	Shares of Series SA-2 Preferred Stock	Total Purchase Price
Johnson Revocable Trust dated 6/25/2003, Franklin P. Johnson, Jr. and Catherine H. Johnson, Trustees(1)	49,794		$352,876.71
BY Capital 1 GmbH & Co. KG(2)	49,738		$352,473.97
EQT Ventures II Investments S.à r.l.(3)		393,602	$2,231,452.05
Merck Ventures B.V.(4)	70,790	393,602	$2,733,115.52
Thisbe AB(5)		787,205	$4,462,904.11
NordicNinja Fund II SCSP	705,556		$4,999,993.15
Quanta Computer Inc.	705,556		$4,999,993.15

____________

(1)      Johnson Revocable Trust dated 6/25/2003, Franklin P. Johnson, Jr. and Catherine H. Johnson, Trustees was issued 49,794 shares of Series A-2 Preferred Stock upon the conversion of a convertible note issued on September 5, 2024, with a principal amount of $350,000.

(2)      BY Capital 1 GmbH & Co. KG received 49,738 shares of Series A-2 Preferred Stock upon the conversion of a convertible note issued on September 12, 2024, with a principal amount of $350,000.

(3)      EQT Ventures II Investments S.à r.l. received 393,602 shares of Series SA-2 Preferred Stock upon the conversion of a convertible note issued on November 21, 2022, with a principal amount of $2,000,000.

(4)      Merck Ventures B.V. received (i) 21,166 shares of Series A-2 Preferred Stock for an aggregate cash purchase price of $149,994.98, (ii) 49,624 shares of Series A-2 Preferred Stock upon the conversion of a convertible note issued on September 26, 2024, with a principal amount of $350,000, and (iii) 393,602 shares of Series SA-2 Preferred Stock upon the conversion of a convertible note issued on November 21, 2022, with a principal amount of $2,000,000.

(5)      Thisbe AB received 787,205 shares of Series SA-2 Preferred Stock upon the conversion of a convertible note issued on November 21, 2022, with a principal amount of $4,000,000.

Series X Preferred Stock Financing

On November 25, 2025, we entered into a Series X Preferred Stock Purchase Agreement with certain investors, pursuant to which we sold and issued an aggregate of 779,240 shares of the Series X Preferred Stock, par value $0.0001 per share (the “Series X Preferred Stock”), at a purchase price of $24.6883 per share.

Purchasers of our Series X Preferred Stock included certain holders of more than 5% of our capital stock at the time of the financing (or subsequent closings of such financing). The following table presents the number of shares and the total purchase price paid by these investors.

Investor	Shares of Series X Preferred Stock	Total Purchase Price
Thisbe AB	44,319	$1,094,160.77
NordicNinja Fund II SCSP	234,929	$5,799,997.64

Investors’ Rights Agreement

We are party to an investors’ rights agreement, dated November 25, 2025, with certain holders of our capital stock, including Johnson Revocable Trust dated 6/25/2003, Franklin P. Johnson, Jr. and Catherine H. Johnson, Trustees, BY Capital 1 GmbH & Co. KG, EQT Ventures II Investments S.à r.l., Merck Ventures B.V., Thisbe AB and NordicNinja Fund II SCSP (the “Investors’ Rights Agreement”). Under the Investors’ Rights Agreement, certain holders of our capital stock have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. Our Investors’ Rights Agreement will be terminated by our stockholders in connection with the consummation of the Merger.

Right of First Refusal and Co-Sale Agreement

We are party to a right of refusal and co-sale agreement, dated November 25, 2025, with certain holders of our capital stock, including Johnson Revocable Trust dated 6/25/2003, Franklin P. Johnson, Jr. and Catherine H. Johnson, Trustees, BY Capital 1 GmbH & Co. KG, EQT Ventures II Investments S.à r.l., Merck Ventures B.V., Thisbe AB and NordicNinja Fund II SCSP (the “Right of First Refusal and Co-Sale Agreement”). Under the Right of First Refusal and Co-Sale Agreement, we have a primary refusal right and the investors have secondary refusal and co-sale rights with respect to proposed transfers of capital stock by key holders, subject to customary exceptions, lock-up provisions and termination upon an initial public offering or a deemed liquidation event. Our Right of First Refusal and Co-Sale Agreement automatically terminates immediately prior to the consummation of this offering.

Voting Agreement

We are party to a voting agreement, dated November 18, 2024, with certain holders of our capital stock, including Johnson Revocable Trust dated 6/25/2003, Franklin P. Johnson, Jr. and Catherine H. Johnson, Trustees, BY Capital 1 GmbH & Co. KG, EQT Ventures II Investments S.à r.l., Merck Ventures B.V., Thisbe AB and NordicNinja Fund II SCSP (the “Voting Agreement”). Pursuant to the Voting Agreement, the parties agreed to vote their shares to elect designated directors, increase authorized common stock as needed for conversion of preferred stock, and support drag-along sales of our capital stock subject to customary conditions. Our Voting Agreement automatically terminates immediately upon the consummation of this offering.

Allegro Related Party Transactions

Private Shares

In connection with Allegro’s organization in August 2017, Allegro issued to Eric Rosenfeld, Allegro’s Chief Executive Officer, an aggregate of 4,312,500 shares of Allegro Common Stock in exchange for a capital contribution of $25,000, or approximately $0.01 per share. Mr. Rosenfeld then transferred all of the shares to two trusts for the benefit of his immediate family members, and subsequently, a portion of such shares was transferred to the other initial stockholders in exchange for $0.01 per share. In April 2018, the initial stockholders contributed to capital an aggregate of 575,000 shares for no additional consideration, leaving the initial stockholders with an aggregate of 3,737,500 shares of common stock.

Promissory Notes

Allegro has issued unsecured promissory notes totaling an aggregate of $403,981.01 to Mr. Rosenfeld, which includes (i) three unsecured promissory notes to Mr. Rosenfeld issued in January and February of 2026 for $20,000, $60,931.01 and $22,300, respectively, (ii) six unsecured promissory notes totaling $72,700 issued in January, March, May, August, October and November of 2025, (iii) five unsecured promissory notes totaling $39,550 to Mr. Rosenfeld in March, April, July, and November of 2024, (iv) five unsecured promissory notes totaling $40,250 to Mr. Rosenfeld in January, April, May, August, and October of 2023, (v) five unsecured promissory notes totaling $40,350 to Eric S. Rosenfeld in January, April, May, August, and November of 2022, (vi) seven unsecured promissory notes totaling $89,000 to Eric S. Rosenfeld in February, April, June, July, August, and November of 2021, and (vii) three unsecured promissory notes totaling $18,900 to Eric S. Rosenfeld in July, November and December of 2020. The notes are non-interest bearing, and payable on the earlier of (i) demand by the payee, (ii) the date on which Allegro consummates a merger or acquisition or (iii) the date on which Allegro elects to dissolve.

All of such notes remain outstanding as of December 31, 2025.

Notes Payable — Related Parties

The contributors, who are individuals and entities that participated in the private placement of private units that occurred simultaneously with Allegro’s initial public offering, contributed to Allegro an aggregate amount of $781,700, representing contributions covering a prorated amount of $0.02 per unconverted public share for the partial month of January 2020 and $0.025 per unconverted public share for each of February 2020 and March 2020. The Contributions will not bear any interest and will be repayable by Allegro to the Contributors upon consummation of a merger transaction.

Allegro deposited $223,342, the first contribution on January 6, 2020, into the trust account established in connection with the initial public offering. Allegro deposited the second Contribution of $279,178 on January 31, 2020, and deposited the third Contribution of $279,180 on March 2, 2020, in each case, to the same trust account.

On March 31, 2020, the merger agreement with the restaurant chain was terminated.

An aggregate of approximately $781,700 principal amount of loans associated with the extension were outstanding as of December 31, 2025. The loans made by the Contributors will not be repaid and will be forgiven if Allegro is unable to consummate a merger transaction and determines to liquidate and dissolve.

Private Placement Units

Simultaneous with the consummation of this offering, Allegro completed the private placement of an aggregate of 372,500 private units to its initial stockholders at a price of $10.00 per private unit, generating total proceeds of $3,725,000.

The holders have the right to require Allegro to register the private units for resale, as described below under “— Registration Rights”. Allegro will bear the costs and expenses of filing any such registration statements.

Registration Rights

The holders of the founder shares and private units and underlying securities are entitled to registration rights pursuant to a registration rights agreement executed in connection with the offering. The holders of the majority of these securities are generally entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a merger transaction. Allegro will bear the costs and expenses of filing any such registration statements.

SEEQC Investment

Eric Rosenfeld, Allegro’s Chief Executive Officer, invested $500,000 in SEEQC in the crossover round in the Fall of 2025.

Policies and Procedures for Transactions with Related Persons

Our board of directors will adopt a written related person transaction policy in connection with the closing of the Merger, setting forth policies and procedures for the review and approval or ratification of related person transactions. Subject to certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, this policy will apply to any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction with an unrelated third party and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of March 31, 2026, based on information obtained from the persons named below, with respect to the beneficial ownership of our common stock, by:

•        each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock;

•        each of our executive officers and directors that beneficially owns our common stock; and

•        all of our executive officers and directors as a group.

The percentage of shares beneficially owned is based on            shares of our common stock outstanding as of            , 2026, assuming the conversion of all outstanding shares of preferred stock into            shares of common stock, after giving effect to the 7.3359-for-1 stock split, and assuming the issuance of            shares of our common stock in the Merger.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares that the person has the right to acquire within 60 days are included, including through the exercise of any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person. The ownership information under the column titled “Beneficial Ownership After the Offering” is based on the sale of            shares of common stock in this offering.

	Beneficial Ownership Prior to the Offering	Beneficial Ownership After the Offering
Name of Beneficial Owner	Shares %	Shares	%
Greater than 5% Stockholders:
Johnson Revocable Trust dated 6/25/2003(1)	3,429,862%		%
BY Capital 1 GmbH & Co. KG(2)	2,382,502%		%
EQT Ventures II Investments S.à r.l.(3)	1,780,050%		%
Merck Ventures B.V.(4)	1,474,076%		%
Thisbe AB(5)	1,447,877%		%
NordicNinja Fund II SCSP(6)	1,173,485%		%

Named Executive Officers and Directors:
John Levy(7)	2,271,069%		%
Raja Bal(8)	329,104%		%
Shu-Jen Han(9)	565,242%		%
Marek Kiisa(10)	—
Michael Messemer(11)	71,000%		%
Eric Rosenfeld(12)	8,101
All current executive officers and directors as a group (8 persons)(13)	5,455,084%		%

____________

*        Unless otherwise indicated, the business address of each director and executive officer is c/o SeeQC, Inc., 150 Clearbrook Road, Elmsford, NY 10523.

(1)      Consists of 3,429,862 shares of common stock. Franklin P. Johnson, Jr. and Catherine H. Johnson are trustees of Johnson Revocable Trust dated 6/25/2003 and exercise voting and dispositive power over the shares held by the Johnson Revocable Trust dated 6/25/2003. The address of Johnson Revocable Trust dated 6/25/2003 is Asset Management Company, Mr. Franklin P. Johnson, Jr., 1950 University Avenue, Suite 230, East Palo Alto, CA 94303.

(2)      Consists of 2,382,502 shares of common stock. Jason Whitmire is the Managing Director of BY Capital 1 GmbH & Co. KG and therefore may be deemed to exercise voting and investment discretion over securities held by BY Capital 1 GmbH & Co. KG. The address of BY Capital 1 GmbH & Co. KG is Oranienburger Str. 1-3, 10178 Berlin, Germany.

(3)      Consists of 1,780,050 shares of common stock. Francesco Salemme and Michal Kusmirek are the Managers of EQT Ventures II Investments S.à r.l. and therefore may be deemed to exercise voting and investment discretion over securities held by EQT Ventures II Investments S.à r.l. The address of EQT Ventures II Investments S.à r.l. is 26A Boulevard Royal, L-2499, Luxembourg, Grand Duchy of Luxembourg.

(4)      Consists of 1,474,076 shares of common stock. Merck Ventures B.V. is a wholly owned indirect subsidiary of Merck KGaA, a publicly traded company. Merck KGaA may be deemed to have sole voting and dispositive power with respect to the shares held by Merck Ventures B.V. The address of Merck Ventures B.V. is Eduard van Beinumstraat 26, 11th Floor, 1077 CZ Amsterdam, The Netherlands.

(5)      Consists of 1,447,877 shares of common stock. Fredrik Nordh is the Chief Executive Officer of Thisbe AB and therefore may be deemed to exercise voting and investment discretion over securities held by Thisbe AB. The address of Thisbe AB is Box 16066, 10322 Stockholm, Sweden.

(6)      Consists of 1,173,485 shares of common stock. Brigitte Czoske and Marius Mauresan are the Managers of NordicNinja Fund II General Partner S.à.r.l, the General Partner of NordicNinja Fund II SCSP and therefore may be deemed to exercise voting and investment discretion over securities held by NordicNinja Fund II SCSP. The address of NordicNinja Fund II SCSP is 8, rue Lou Hemmer, L-1748, Senningerberg, Grand Duchy of Luxembourg.

(7)      Consists of (i)(a) 1,935,301 shares of common stock and (b) 147,656 shares of common stock issuable upon exercise of options exercisable within 60 days of March 31, 2026 held directly by Mr. Levy and (ii) 188,112 shares of common stock held by the John E. Levy 2005 Irrevocable Trust. Mr. Levy is the trustee of the John E. Levy 2005 Irrevocable Trust and exercises voting and dispositive power over such shares.

(8)      Consists of 329,104 shares of restricted stock, which are subject to forfeiture until vested. For more information on the vesting schedules of these awards, see the section entitled “Executive Compensation — Employment Agreements with our Named Executive Officers.”

(9)      Consists of (i) 542,428 shares of common stock issuable upon exercise of options exercisable within 60 days of March 31, 2026 and (ii) 22,814 shares of common stock are issuable upon issuance of restricted stock units within 60 days of March 31, 2026.

(10)    Mr. Kiisa holds no shares of our capital stock.

(11)    Consists of 71,000 shares of common stock issuable upon exercise of options exercisable within 60 days of March 31, 2026.

(12)    Consists of 8,101 shares of common stock.

(13)    Represents shares beneficially owned by all directors and executive officers as a group, consisting of eight persons. Of these shares, 864,442 shares of common stock are issuable upon exercise of options exercisable within 60 days of March 31, 2026 and 22,814 shares of common stock are issuable upon issuance of restricted stock units within 60 days of March 31, 2026. In addition to the beneficial ownership of the directors and named executive officers listed in the table above, includes 2,210,568 shares beneficially owned by two additional executive officers who are not named executive officers.

DESCRIPTION OF CAPITAL STOCK

The following summary sets forth the material terms of the Company’s securities assuming the consummation of the Merger. The following summary is not intended to be a complete summary of the rights and preferences of such securities, and is qualified by reference to the Certificate of Incorporation, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part, and the Company’s Bylaws, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part. We urge you to read the Certificate of Incorporation and the Bylaws in their entirety for a complete description of the rights and preferences of our securities following the consummation of the Merger.

Authorized Capitalization

General

The total amount of our authorized capital stock will consist of            shares of our common stock and of            shares of our preferred stock. We expect to have approximately            shares outstanding following the consummation of this offering.

Common Stock

Voting rights

Each holder of our common stock will be entitled to one (1) vote for each share of our common stock held of record by such holder on all matters voted upon by our stockholders, provided, however, that, except as otherwise required in the Certificate of Incorporation or by applicable law, the holders of our common stock will not be entitled to vote on any amendment to the Certificate of Incorporation that alters or changes the powers, preferences, rights or other terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation (including any certificate of designation relating to any series of preferred) or pursuant to the DGCL.

Dividend rights

Subject to the rights of our preferred stock and any other provisions of the Certificate of Incorporation, as it may be amended from time to time, holders of our preferred stock will be entitled to receive such dividends and other distributions in cash, stock or property of SEEQC when, as and if declared thereon by our board of directors, in its discretion, from time to time out of assets or funds of SEEQC legally available therefor.

Rights upon liquidation

Subject to the rights of holders of our preferred stock, in the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, after payment or provision for payment of our debts and any other payments required by law and amounts payable upon shares of our preferred stock ranking senior to the shares of our common stock after payment or provision for payment of our debts and any other payments required by law, our remaining net assets will be distributed to the holders of our common stock upon such dissolution, liquidation or winding up, equally on a per share basis.

Other rights

There are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of our preferred stock that SEEQC may issue in the future.

Preferred Stock

Our board of directors has the authority to issue shares of preferred stock from time to time on terms it may determine, to divide shares of preferred stock into one or more series and to fix the designations, preferences, privileges, and restrictions of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of any series to the fullest extent permitted by the DGCL. The issuance of preferred stock could have the effect of decreasing the trading price of our common stock, restricting dividends on the capital stock of SEEQC, diluting the voting power of our common stock, impairing the liquidation rights of the capital stock of SEEQC, or delaying or preventing a change in control of SEEQC.

Stock Options

As of March 31, 2026, 3,307,839 shares of our common stock were issuable upon the exercise of outstanding stock options, issued under the 2019 Plan, at a weighted-average exercise price of $1.45 per share. For information regarding the terms of our equity incentive plans, see the section titled “Executive and Director Compensation — Equity Incentive Plans.”

Restricted Stock Awards

As of March 31, 2026, 814,631 shares of our common stock were subject to outstanding restricted stock awards issued under the 2019 Plan. For information regarding the terms of our equity incentive plans, see the section titled “Executive and Director Compensation — Equity Incentive Plans.”

Restricted Stock Units

As of March 31, 2026, 392,488 shares of our common stock were subject to outstanding restricted stock unit awards issued under the 2019 Plan. For information regarding the terms of our equity incentive plans, see the section titled “Executive and Director Compensation — Equity Incentive Plans.”

Warrants

Immediately prior to the completion of this offering,            shares of our common stock issuable upon the exercise of warrants at a weighted average exercise price of $            per share (the “Allegro Warrants”). The Allegro Warrants will be assumed by us in connection with the Merger. The Allegro Warrants may be exercised within ten years of the issue date and become exercisable 30 days after the consummation of the Merger.

Registration Rights

In connection with the Merger, Allegro will issue shares of common stock to certain subscribers in a debt or equity financing in the amount of $65 million (the “PIPE Investment”). Investors in the PIPE Investment are entitled to certain rights with respect to registration of shares of common stock issued in the PIPE Investment (the “PIPE Shares”) under the Securities Act. We have agreed to file with the SEC a registration statement registering the PIPE Shares within 20 days following the closing of the PIPE Investment.

We have entered into a Registration Rights Agreement with certain of our stockholders and certain of Allegro’s initial stockholders, pursuant to which we have agreed to register for resale the shares of our common stock that are held by the stockholders party to the agreement at closing of the Merger. For a more detailed discussion of the Registration Rights Agreement, see the section titled “Certain Relationships and Related Party Transactions — Registration Right Agreement.”

Election of Directors and Vacancies

Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of directors of our board of directors shall be fixed solely and exclusively by resolution duly adopted from time to time by our board of directors but shall initially consist of seven directors.

Under the Bylaws, at all meetings of stockholders called for the election of directors, a plurality of the votes properly cast will be sufficient to elect such directors to our board of directors.

Except as the DGCL may otherwise require and subject to the rights, if any, of the holders of any series of preferred stock, in the interim between annual meetings of stockholders or special meetings of stockholders called for the election of directors or the removal of one or more directors and the filling of any vacancy in that connection, newly created directorships and any vacancies on our board of directors, including unfilled vacancies resulting from the removal of directors, may be filled only by the affirmative vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director. All directors will hold office until the expiration of their respective terms of office and until their successors have been elected and qualified. A director elected or appointed to fill a vacancy resulting from the death, resignation or removal of a director or a newly created directorship will serve for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until his or her successor will have been elected and qualified.

Subject to the rights, if any, of the holders of any series of our preferred stock, any director may be removed from office only for cause and only by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then-outstanding shares of capital stock of SEEQC then entitled to vote generally in the election of directors, voting together as a single class. In case our board of directors or any one or more directors should be so removed, new directors may be elected at the same time for the unexpired portion of the full term of the director or directors so removed only by the affirmative vote of a majority of the directors then in office, although less than a quorum of our board of directors, or by a sole remaining director, and not by the stockholders, unless our board of directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders.

In addition to the powers and authorities set forth in the Certificate of Incorporation, Bylaws or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by our board, subject, nevertheless, to the provisions of the DGCL, Certificate of Incorporation and Bylaws adopted and in effect from time to time; provided, however, that no bylaw so adopted will invalidate any prior act of the directors which would have been valid if such bylaw had not been adopted.

Notwithstanding the foregoing provisions, any director elected pursuant to the right, if any, of the holders of our preferred stock to elect additional directors under specified circumstances will serve for such term or terms and pursuant to such other provisions as specified in the relevant certificate of designations related to our preferred stock.

Quorum; Voting

The holders of a majority of the voting power of the capital stock issued and outstanding and entitled to vote, present in person or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise required by law or provided by the Certificate of Incorporation. If, however, such quorum will not be present or represented at any meeting of the stockholders, the chairperson or holders of a majority of the voting power present in person or represented by proxy, will have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum will be present or represented. At such adjourned meeting at which a quorum will be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting will be given to each stockholder entitled to vote at such adjourned meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, our board of directors shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record as of the record date so fixed for notice of such adjourned meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Except as otherwise provided by statute or by applicable stock exchange rules, or by the Certificate of Incorporation or the Bylaws, in all matters other than the election of directors, the affirmative vote of the majority of the voting power of the shares present in person, by remote communication, if applicable, or represented by proxy at the meeting and entitled to vote generally on the subject matter will be the act of the stockholders. Except as otherwise provided by statute, the Certificate of Incorporation or the Bylaws, directors will be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy at the meeting and entitled to vote generally on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by the statute or by the Certificate of Incorporation or the Bylaws, a majority of the voting power of the outstanding shares of such class or classes or series, present in person, by remote communication, if applicable, or represented by proxy duly authorized, will constitute a quorum entitled to take action with respect to that vote on that matter. Except where otherwise provided by statute or by the Certificate of Incorporation or the Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of the voting power of the outstanding shares of such class or classes or series present in person, by remote communication, if applicable, or represented by proxy at the meeting will be the act of such class or classes or series.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the Nasdaq, which would apply if and so long as our common stock (or units or warrants) remains listed on the Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of our common stock. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of SEEQC by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of management and possibly deprive stockholders of opportunities to sell their shares of our common stock at prices higher than prevailing market prices.

Special Meeting, Action by Written Consent and Advance Notice Requirements for Stockholder Proposals

Unless otherwise required by law, special meetings of the stockholders of SEEQC, for any purpose or purposes, may be called only by the Chairperson of the Board of Directors, the Chief Executive Officer or the President, or the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors. Unless otherwise required by law, written notice of a special meeting of stockholders, stating the time, place and purpose or purposes thereof, shall be given to each stockholder entitled to vote at such meeting, not less than ten (10) or more than sixty (60) days before the date fixed for the meeting. Business transacted at any special meeting of stockholders will be limited to the purposes stated in the notice.

The Bylaws also provide that unless otherwise restricted by the Certificate of Incorporation or the Bylaws, any action required or permitted to be taken at any meeting of our board of directors or of any committee thereof may be taken without a meeting, if all members of our board of directors or of such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of our board of directors or committee.

In addition, the Bylaws require advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to our secretary, of the stockholder’s intention to bring such business before the meeting.

These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if they are favored by the holders of a majority of our outstanding voting securities.

Amendment to Certificate of Incorporation and Bylaws

The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage.

The Certificate of Incorporation will provide, however, in addition to the votes required by law, that the following provisions therein may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then-outstanding shares of capital stock of our common stock entitled to vote:

•        the provisions regarding the management of SEEQC, the size of our board of directors, the election and removal of directors to our board of directors, and the filling of vacancies;

•        the provisions regarding the limited liability of directors of SEEQC; and

•        the provisions regarding exclusive forums for certain actions.

The Bylaws may be amended or repealed (A) by the affirmative vote of a majority of the entire board then in office, without the assent or vote of any stockholder (subject to any bylaw requiring the affirmative vote of a larger percentage of the members of our board of directors) or (B) without the approval of our board of directors, by the affirmative vote of the holders of any class or series of stock of SEEQC required by law or by the Certificate of Incorporation, such action by stockholders requiring the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote thereon, voting together as a single class.

Limitations on Liability and Indemnification of Officers and Directors

The Certificate of Incorporation limits the liability of the directors of SEEQC to the fullest extent permitted by law, and the Bylaws provide that we will indemnify them to the fullest extent permitted by such law. We have entered and expects to continue to enter into agreements to indemnify its directors, executive officers and other employees as determined by our board of directors. Under the terms of such indemnification agreements, we are required to indemnify each of our directors and officers, to the fullest extent permitted by the laws of the State of Delaware and the Certificate of Incorporation, if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was a director or officer of SEEQC or any of its subsidiaries or was serving at our request in an official capacity for another entity. We must indemnify its officers and directors against all reasonable fees, expenses, charges and other costs of any type or nature whatsoever, including any and all expenses and obligations paid or incurred in connection with investigating, defending, being a witness in, participating in (including on appeal), or preparing to defend, be a witness or participate in any completed, actual, pending or threatened action, suit, claim or proceeding, whether civil, criminal, administrative or investigative. The indemnification agreements also require us, if so requested, to advance within thirty (30) days of such request all reasonable fees, expenses, charges and other costs that any of our directors incurred, provided that such director will return any such advance if it is ultimately determined that such director is not entitled to indemnification by us. Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Exclusive Forum of Certain Actions

The Certificate of Incorporation requires, to the fullest extent permitted by law, unless SEEQC consents in writing to the selection of an alternative forum, that (i) any derivative action or proceeding brought in the name or right of SEEQC or on behalf of SEEQC, (ii) any action or proceeding asserting a claim of breach of any fiduciary duty owed by any director, officer, employee, agent or stockholder of SEEQC to SEEQC or to our stockholders, (iii) any action or proceeding arising or asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation or the Bylaws, (iv) any action to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the Bylaws, or (v) any action or proceeding asserting a claim governed by the internal affairs doctrine may be brought only in the Court of Chancery in the State of Delaware (or, if such court lacks subject matter jurisdiction, another state or federal court located within the State of Delaware); provided, however, that the foregoing shall not apply to any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court, or for which such court does not have subject matter jurisdiction, or arising under the Securities Act, as to which the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum unless we consent in writing to the selection of an alternative forum. The exclusive forum clauses described above shall not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Transfer Agent

The transfer agent for our common stock will be          .

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

Based on the number of shares of our common stock outstanding as of            , 2026, upon the closing of this offering and assuming (i) no exercise of the underwriters’ option to purchase additional shares of our common stock and (ii) no exercise of outstanding options, or the vesting and settlement of outstanding restricted stock awards, an aggregate of            shares of our common stock will be outstanding. All of the shares sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless held by an affiliate of ours. Except as set forth below, the remaining shares of our common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. In addition, any shares sold in this offering to entities affiliated with our existing stockholders, executive officers and directors will be subject to lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

•                     restricted shares will be eligible for immediate sale upon the closing of this offering;

•        approximately              restricted shares will be eligible for sale under Rule 144 or Rule 701 upon expiration of lock-up agreements              days after the date of this prospectus;

•        the remainder of the restricted shares will be eligible for sale from time to time thereafter upon expiration of their respective holding periods under Rule 144, as described below, but could be sold earlier if the holders exercise any available registration rights.

Rule 144

In general, under Rule 144, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, any person who is not an affiliate of ours and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available. Beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

•        1% of the number of shares of our common stock then outstanding, which will equal approximately            shares immediately after this offering; or

•        the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted shares have entered into lock-up agreements as described below and their restricted shares will become eligible for sale at the expiration of the restrictions set forth in those agreements.

Rule 701

Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold by:

•        persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner-of-sale provisions of Rule 144; and

•        our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

As of March 31, 2026, options to purchase a total of 3,307,839 shares of common stock were outstanding, of which 16,268 were vested. Of the total number of shares of our common stock issuable under these options, substantially all are subject to contractual lock-up agreements with us or the underwriters described below under “Underwriting” and will become eligible for sale at the expiration of the restrictions set forth in those agreements unless held by an affiliate of ours.

Lock-Up Agreements

In connection with this offering, our executive officers, directors, and holders of substantially all of our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus continuing through the date              days after the date of this prospectus, except with the prior written consent of Cantor Fitzgerald & Co. These agreements are described in more detail in the section titled “Underwriting”.

After this offering, certain of our employees, including our executive officers and/or directors, may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Registration Rights

Upon the closing of this offering, certain holders of shares of our common stock will have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. See “Description of Capital Stock — Registration Rights” for additional information regarding these registration rights.

Equity Incentive Plans

We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under our 2019 Plan, 2026 Plan and 2026 ESPP. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following discussion is a summary of certain material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but it does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax provisions of the Code. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•        U.S. expatriates and former citizens or long-term residents of the United States;

•        persons holding our common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•        banks, insurance companies, and other financial institutions or financial services entities;

•        brokers, dealers, or traders in securities;

•        “controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•        partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•        tax-exempt organizations;

•        governments or agencies or instrumentalities thereof;

•        persons deemed to sell our common stock under the constructive sale provisions of the Code;

•        persons who hold or receive our common stock pursuant to the exercise of any employee stock option, in connection with employee stock incentive plans or otherwise as compensation;

•        tax-qualified retirement plans;

•        regulated investment companies;

•        real estate investment trusts;

•        persons that actually or constructively own five percent or more (by vote or value) of our stock;

•        taxpayers that are subject to the mark-to-market tax accounting rules; and

•        “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•        an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section titled “Dividend Policy,” we do not anticipate declaring or paying cash dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described in the subsection titled “— Sale or Other Taxable Disposition” below.

Subject to the discussion below on effectively connected income, backup withholding and FATCA (defined below), dividends paid to a Non-U.S. Holder will generally be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable successor form) certifying qualification for the lower treaty rate and certain other requirements are met). If a Non-U.S. Holder holds the stock through a financial institution or other intermediary, the Non-U.S. Holder will be required to provide appropriate documentation to the intermediary, which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or applicable successor form), certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will generally be subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

A Non-U.S. Holder that does not timely furnish required certifications, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Sale or Other Taxable Disposition

Subject to the discussion below of backup withholding and FATCA (defined below), a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•        the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such gain is attributable);

•        the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•        our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period for our common stock, and our common stock is not regularly traded on an established securities market during the calendar year in which the sale or other disposition occurs.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A Non-U.S. Holder that is a foreign corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a flat rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our common stock, which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, if we are a USRPHC and either our common stock is not regularly traded on an established securities market or a Non-U.S. Holder holds, or is treated as holding, more than 5% of our outstanding common stock, directly or indirectly, during the applicable testing period, gain will generally be taxed in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply. Determining whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe that we are not currently and do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we will not in the future become a USRPHC. If we are a USRPHC and our common stock is not regularly traded on an established securities market, a Non-U.S. Holder’s proceeds received on the disposition of shares will also generally be subject to withholding at a rate of 15%. Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will generally not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a U.S. person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI (or applicable successor form), or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will be subject to backup withholding or information reporting unless the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a U.S. person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (commonly referred to as “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Department of Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Non-U.S. Holders typically will be required to furnish certifications (generally on the applicable version of IRS Form W-8 (together with appropriate attachments)) or other documentation to provide the information required by FATCA or to establish compliance with or an exemption from withholding under FATCA. FATCA withholding may apply where payments are made through a non-U.S. intermediary that is not FATCA compliant, even where the Non-U.S. Holder satisfies the holder’s own FATCA obligations.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies currently to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our common stock, proposed Treasury Regulations would eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. There can be no assurance that the proposed Treasury Regulations will be finalized in their present form.

The United States and a number of other jurisdictions have entered into intergovernmental agreements to facilitate the implementation of FATCA. Any applicable intergovernmental agreement may alter one or more of the FATCA information reporting and withholding requirements. Prospective investors should consult their own tax advisors regarding the potential application of withholding under FATCA to an investment in our common stock, including the applicability of any intergovernmental agreements.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated            , 2026 by and between us, Cantor Fitzgerald & Co. (“Cantor”) and BTIG, LLC (“BTIG”), as representatives of the underwriters named below (collectively, the “Representatives”), we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the shares of our common stock shown opposite its name below:

Underwriter	Number of Shares
Cantor Fitzgerald & Co.
BTIG, LLC
Total

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of our common stock if any of them are purchased. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares of our common stock subject to their acceptance of the shares of our common stock from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of            shares of common stock from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares of our common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $            per share of our common stock. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $            per share of our common stock to certain brokers and dealers. After the initial offering, the underwriters may change the offering price and other selling terms.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Public offering price	$	$	$	$
Underwriting discounts and commissions (6.5%)	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $            million, which includes our agreement to reimburse the underwriters for certain of their expenses up to $            . In addition, we may pay the representatives an additional incentive fee in an amount up to 0.5% of the gross proceeds of this offering, in our sole discretion.

Determination of Offering Price

Prior to this offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiations between us and the Representatives. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

Listing

We have intend to apply to list our common stock on Nasdaq under the trading symbol “SEQC.” The approval of our common stock for listing on Nasdaq is a condition to the closing of this offering.

No Sales of Similar Securities

We, our executive officers and directors and certain of our stockholders, have agreed, subject to certain specified exceptions, not to directly or indirectly, for a period of            days after the date of the underwriting agreement:

•        sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or otherwise dispose of, any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially,

•        enter into any swap, hedge or other agreement or transaction that transfers, in whole or in part, the economic consequence of ownership of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock, or

•        publicly announce an intention to do any of the foregoing for a period of            days after the date of this prospectus without the prior written consent of            .

In addition, we and each such person agrees that, without the prior written consent of            , we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions in the immediately preceding paragraph do not apply to, among other things, and subject in certain cases to various conditions:

(a)     transfers in certain circumstances, including:

(i)     as a bona fide gift or gifts, or charitable contribution, or for bona fide estate planning purposes,

(ii)    by will or intestacy or any other testamentary document,

(iii)   to any member of the holder’s immediate family,

(iv)   to any trust for the direct or indirect benefit of the holder or the immediate family of the holder,

(v)    to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv) above,

(vi)   by a business entity (A) to an affiliated or controlled entity or (B) as part of a distribution to current or former general or limited partners, managers or members, shareholders or other equityholders,

(vii)  by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement,

(viii) to us upon death, disability, or if the holder is our employee, termination of employment,

(ix)   as part of a sale of common stock acquired (A) from the underwriters in this offering or (B) in open market transactions after the closing date of this offering,

(x)    to us in connection with the vesting, settlement, or exercise of restricted stock units, options, warrants or other rights to purchase shares of common stock (including, in each case, by way of “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments due as a result of the vesting, settlement, or exercise of such restricted stock units, options, warrants or rights, held pursuant to an agreement or equity awards granted under a stock incentive plan or other equity award plan described in this prospectus, or

(xi)   pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction, in one transaction or a series of related transactions, that is approved by our board of directors and made to all holders of our capital stock;

(b)    the exercise of outstanding options, settle restricted stock units or other equity awards or the exercise of warrants pursuant to plans described in this prospectus;

(c)     the conversion of outstanding preferred stock, warrants to acquire preferred stock or convertible securities into shares of common stock or warrants to acquire shares of common stock;

(d)    the establishment or amendment of trading plans pursuant to Rule 10b5-1 under the Exchange Act; provided that (1) no transfers occur under such plan during such lock-up period and (2) no filing by any party under the Exchange Act or other public announcement shall be made voluntarily in connection with the establishment or amendment of such trading plans pursuant to Rule 10b5-1, provided that if a filing under the Exchange Act or other public announcement is required, such announcement or filing shall include a statement that a transfer, sale or other disposition is not permitted under such trading plan during the lock-up period; and

(e)     the transfer or disposition of shares of common stock pursuant to “sell-to-cover” transactions in connection with the issuance of shares pursuant to a benefit pool or as deferred compensation described in this prospectus, provided that, any filing under Section 16(a) of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of shares of common stock in connection with such sell-to-cover transaction that is legally required during the lock-up period shall clearly indicate in the footnotes thereto the nature and conditions of such transaction.

          may, in its sole discretion and at any time or from time to time before the termination of the            -day period release all or any portion of the securities subject to lock-up agreements.

Market Making, Stabilization and Other Transactions

The underwriters may make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters have advised us that they, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, and certain persons participating in the offering, may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of our common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of our common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, may end any of these activities at any time.

Passive Market Making

The underwriters may also engage in passive market making transactions in our common stock on Nasdaq in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters are not required to engage in passive market making and, if commenced, may end passive market making activities at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters, selling group members (if any) or their affiliates. The underwriters may agree with us to allocate a specific number of shares of our common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriters and certain of their respective affiliates are full service financial institutions engaged in a wide range of activities for their own accounts and the accounts of customers, which may include, among other things, corporate finance, mergers and acquisitions, merchant banking, equity and fixed income sales, trading and research, derivatives, foreign exchange, futures, asset management, custody, clearance and securities lending. BTIG acted as financial advisor in connection with the Merger and the PIPE Investment for which it will receive cash compensation. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of its business, the underwriters and their respective affiliates may, directly or indirectly, hold long or short positions, trade and otherwise conduct such activities in or with respect to debt or equity securities and/or bank debt of, and/or derivative products. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Stamp Taxes

If you purchase shares of our common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the securities, or the possession, circulation or distribution of this prospectus or any other material relating to us or the securities in any jurisdiction where action for that purpose is required. Accordingly, the securities may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the securities may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

United Arab Emirates

The securities have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (1) in compliance with all applicable laws and regulations of the United Arab Emirates; and (2) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

Canada

This prospectus constitutes an “exempt offering document” as defined in and for the purposes of applicable Canadian securities laws. No prospectus has been filed with any securities commission or similar regulatory authority in Canada in connection with the offer and sale of the securities. No securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this prospectus or on the merits of the securities and any representation to the contrary is an offence.

Canadian investors are advised that this prospectus has been prepared in reliance on section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”). Pursuant to section 3A.3 of NI 33-105, this prospectus is exempt from the requirement that the issuer and the underwriters provide investors with certain conflicts of interest disclosure pertaining to “connected issuer” and/or “related issuer” relationships that may exist between the issuer and the underwriters as would otherwise be required pursuant to subsection 2.1(1) of NI 33-105.

Resale restrictions

The offer and sale of the securities in Canada is being made on a private placement basis only and is exempt from the requirement that the issuer prepares and files a prospectus under applicable Canadian securities laws. Any resale of the securities acquired by a Canadian investor in this offering must be made in accordance with applicable Canadian securities laws, which may vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with Canadian prospectus requirements, pursuant to a statutory exemption from the prospectus requirements, in a transaction exempt from the prospectus requirements or otherwise under a discretionary exemption from the prospectus requirements granted by the applicable local Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of the securities outside of Canada.

Representations of purchasers

Each Canadian investor who purchases the securities will be deemed to have represented to the issuer and the underwriters that the investor (i) is purchasing the securities as principal, or is deemed to be purchasing as principal in accordance with applicable Canadian securities laws, for investment only and not with a view to resale or redistribution; (ii) is an “accredited investor” as such term is defined in section 1.1 of National Instrument 45-106 Prospectus Exemptions (“NI 45-106”) or, in Ontario, as such term is defined in section 73.3(1) of the Securities Act (Ontario); and (iii) is a “permitted client” as such term is defined in section 1.1 of National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.

Taxation and eligibility for investment

Any discussion of taxation and related matters contained in this prospectus does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a Canadian investor when deciding to purchase the securities and, in particular, does not address any Canadian tax considerations. No representation or warranty is hereby made as to the tax consequences to a resident, or deemed resident, of Canada of an investment in the securities or with respect to the eligibility of the securities for investment by such investor under relevant Canadian federal and provincial legislation and regulations.

Rights of action for damages or rescission

Securities legislation in certain of the Canadian jurisdictions provides certain purchasers of securities pursuant to an offering memorandum (such as this prospectus), including where the distribution involves an “eligible foreign security” as such term is defined in Ontario Securities Commission Rule 45-501 Ontario Prospectus and Registration Exemptions and in Multilateral Instrument 45-107 Listing Representation and Statutory Rights of Action Disclosure Exemptions, as applicable, with a remedy for damages or rescission, or both, in addition to any other rights they may have at law, where the offering memorandum, or other offering document that constitutes an offering memorandum and any amendment thereto, contains a “misrepresentation” as defined under applicable Canadian securities laws. These remedies, or notice with respect to these remedies, must be exercised or delivered, as the case may be, by the purchaser within the time limits prescribed under, and are subject to limitations and defenses under, applicable Canadian securities legislation. In addition, these remedies are in addition to and without derogation from any other right or remedy available at law to the investor.

Language of documents

Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur Canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

Australia

This document does not constitute a prospectus, product disclosure statement or other disclosure document under the Australia’s Corporations Act 2001 (Cth) (the “Corporations Act”) of Australia. This document has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this document in Australia:

You confirm and warrant that you are either:

•        a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

•        a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; or

•        a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance.

You warrant and agree that you will not offer any of the securities issued to you pursuant to this document for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

European Economic Area

In relation to each member state of the European Economic Area (each a “Member State”), no securities have been offered or will be offered pursuant to the offer described herein in that Member State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that the securities may be offered to the public in that Member State at any time:

(i)     to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(ii)    to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(iii)   in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of securities shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Member State who acquires any securities in the offer or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the issuer and the underwriters that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any securities being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed to and with the issuer and the underwriters that the securities acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Member State to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale. Neither the issuer nor the underwriters have authorised, nor do they authorise, the making of any offer of securities through any financial intermediary, other than offers made by the underwriters which constitute the final placement of securities contemplated in this document.

The issuer and the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase, or subscribe for, any securities and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

In Member States, this document is being distributed only to, and is directed only at, persons who are “qualified investors” within the meaning of Article 2(e) of the Prospectus Regulation (“Qualified Investors”). This document must not be acted on or relied on in any Member State by persons who are not Qualified Investors. Any investment or investment activity to which this document relates is available in any Member State only to Qualified Investors and will be engaged in only with such persons.

France

The securities are being issued and sold outside the Republic of France and that, in connection with their initial distribution, the underwriters have not offered or sold and will not offer or sell, directly or indirectly, any securities to the public in the Republic of France, and that they has not distributed and will not distribute or cause to be distributed to the public in the Republic of France this prospectus or any other offering material relating to the securities, and that such offers, sales and distributions have been and will be made in the Republic of France only to qualified investors (investisseurs qualifiés) in accordance with Article L.411-2 of the Monetary and Financial Code and decrét no. 98-880 dated October 1, 1998.

Germany

Each person who is in possession of this prospectus is aware that no German sales prospectus (Verkaufsprospekt) within the meaning of the Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz, the “Act”) of the Federal Republic of Germany has been or will be published with respect to the securities. In particular, the underwriters have represented that they have not engaged and have agreed that they will not engage in a public offering (offentliches Angebot) within the meaning of the Act with respect to any of the securities otherwise then in accordance with the Act and all other applicable legal and regulatory requirements.

Peoples’ Republic of China

This prospectus may not be circulated or distributed in the PRC and the securities may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Hong Kong

No securities have been, may be or will be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell securities or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made thereunder; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “C(WUMP)O”), or which do not constitute an offer to the public within the meaning of the C(WUMP)O. No document, invitation or advertisement relating to the securities has been issued or may be issued or will be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

This document has not been and will not be registered with the Registrar of Companies in Hong Kong. Accordingly, this document may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this document and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948 of Japan, as amended) (the “FIEA”). The securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is, amongst others:

(a)     a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)    a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, the securities (as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within 6 months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:

(1)    to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(c)(ii) of the SFA;

(2)    where no consideration is or will be given for the transfer;

(3)    where the transfer is by operation of law;

(4)    as specified in Section 276(7) of the SFA; or

(5)    as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Solely for the purposes of its obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA) that the securities are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and “Excluded Investment Products” (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the issuer or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this document is being distributed only to, and is directed only at, and any offer of the securities is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals”, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

United Kingdom

In relation to the United Kingdom, no securities have been offered or will be offered pursuant to the offer described herein to the public in the United Kingdom prior to the publication of a prospectus in relation to the securities which has been approved by the UK Financial Conduct Authority, except that the securities may be offered to the public in the United Kingdom at any time:

(i)     to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(ii)    to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(iii)   in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (as amended) (the “FSMA”),

provided that no such offer of the securities shall require the issuer or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

Each person in the United Kingdom who acquires any securities in the offer or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the issuer and the underwriters that it is a qualified investor within the meaning of the UK Prospectus Regulation.

In the case of any securities being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed to and with the issuer and the underwriters that the securities acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the United Kingdom to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale. Neither the issuer nor the underwriters have authorised, nor do they authorise, the making of any offer of securities through any financial intermediary, other than offers made by the underwriters which constitute the final placement of securities contemplated in this document.

The issuer and the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to the securities in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of United Kingdom law by virtue of the European Union (Withdrawal) Act 2018.

In the United Kingdom, this document is being distributed only to, and is directed only at, persons who are “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation who are also: (i) persons who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”); (ii) persons falling within Article 49(2) of the

Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. Any investment or investment activity to which this document relates is available in the United Kingdom only to relevant persons and will be engaged in only with such persons.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) may only be communicated or caused to be communicated in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply. All applicable provisions of the FSMA and the Order must be complied with in respect of anything done by any person in relation to the securities in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the shares of our common stock being offered by this prospectus will be passed upon for us by DLA Piper LLP (US). Certain legal matters in connection with this offering will be passed upon for the underwriters by Ellenoff Grossman & Schole LLP.

EXPERTS

The financial statements of SeeQC, Inc. and subsidiaries as of December 31, 2025 and 2024, and for each of the two years in the period ended December 31, 2025, included in the registration statement of which this prospectus is a part, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of our common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. We will also provide a copy of any document incorporated by reference in this registration statement of which this prospectus is a part and any exhibit specifically incorporated by reference in the documents it incorporates by reference, without charge, by written or oral request directed to us at the following address and telephone number:

SeeQC, Inc.
150 Clearbrook Road
Elmsford, New York 10523
Attention: Investor Relations
Phone: (            )             -

Upon the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at www.seeqc.com, at which, following the closing of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus.

SEEQC, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of SeeQC, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SeeQC, Inc. and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity (deficit), and cash flows, for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Costa Mesa, California

March 2, 2026

We have served as the Company’s auditor since 2025.

SEEQC, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31,
	2025	2024
ASSETS
Current assets:
Cash	$27,967	$9,427
Accounts receivable	789	1,509
Contract assets	121	21
Prepaid expenses and other current assets	111	204
Total current assets	28,988	11,161
Property and equipment, net	4,084	2,754
Finance right-of-use assets	961	1,546
Operating right-of-use assets	1,436	151
Deferred offering costs	858	—
Other assets	190	225
Total assets	$36,517	$15,837
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,048	$587
Accrued expenses and other current liabilities	1,602	541
Contract liabilities	—	579
Current portion of finance lease liabilities	223	504
Current portion of operating lease liabilities	24	129
Total current liabilities	2,897	2,340
Finance lease liabilities, net of current portion	489	678
Operating lease liabilities, net of current portion	1,555	24
Deferred tax liability	92	121
Total liabilities	5,033	$3,163
Commitments and contingencies (Note 16)
Stockholders’ equity:
Series X convertible preferred stock, $0.0001 par value per share; 1,012,625 shares authorized and 769,114 shares issued, and outstanding as of December 31, 2025; zero shares authorized, issued and outstanding as of December 31, 2024; aggregate liquidation preference $18,988 and $0 as of December 31, 2025 and 2024, respectively	—	—
Series A-2 convertible preferred stock, $0.0001 par value per share; 3,184,572 and 2,822,222 shares authorized as of December 31, 2025 and 2024, respectively, 3,184,572 and 1,773,460 shares issued, and outstanding as of December 31, 2025 and 2024, respectively; aggregate liquidation preference $22,568 and $12,568 as of December 31, 2025 and 2024, respectively	—	—
Series SA-2 convertible preferred stock, $0.0001 par value per share; 1,745,625 shares authorized, issued, and outstanding as of December 31, 2025 and 2024; aggregate liquidation preference $9,896 as of December 31, 2025 and 2024	—	—
Series A-1 convertible preferred stock, $0.0001 par value per share; 1,059,058 shares authorized, issued and outstanding as of December 31, 2025 and 2024; aggregate liquidation preference $5,362 as of December 31, 2025 and 2024	—	—

SEEQC, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS — (Continued)

(In thousands, except share and per share amounts)

	December 31,
	2025	2024
Series A convertible preferred stock, $0.0001 par value per share; 2,652,734 shares authorized, issued and outstanding as of December 31, 2025 and 2024; aggregate liquidation preference $17,220 as of December 31, 2025 and 2024	—	—
Series Seed-2 convertible preferred stock, $0.0001 par value per share; 1,099,412 shares authorized, issued and outstanding as of December 31, 2025 and 2024; aggregate liquidation preference $4,033 as of December 31, 2025 and 2024	—	—
Series Seed-1 convertible preferred stock, $0.0001 par value per share; 1,536,006 shares authorized, issued and outstanding as of December 31, 2025 and 2024; aggregate liquidation preference $2,827 as of December 31, 2025 and 2024	—	—
Common stock, $0.0001 par value per share; 28,487,198 and 27,264,250 shares authorized as of December 31, 2025 and 2024, respectively; 10,670,829 and 10,577,374 shares issued and outstanding as of December 31, 2025 and 2024, respectively	1	1
Additional paid-in capital	87,273	56,382
Accumulated other comprehensive loss	(129)	(247)
Accumulated deficit	(55,661)	(43,462)
Total stockholders’ equity	31,484	12,674
Total liabilities and stockholders’ equity	$36,517	$15,837

The accompanying notes are an integral part of these consolidated financial statements.

SEEQC, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share amounts)

	Year Ended December 31,
	2025	2024
Revenue	$4,157	$800
Grant Revenue	1,673	2,036
Total Revenue	5,830	2,836
Operating costs and expenses:
Cost of revenue	2,728	514
Research and development	9,519	7,998
Selling, general and administrative	6,058	2,799
Total operating costs and expenses	18,305	11,311
Loss from operations	(12,475)	(8,475)
Other expenses (income):
Change in fair value of convertible notes	—	1,492
Interest income	(446)	(88)
Finance leases interest expense	114	149
Other expense (income), net	19	(24)
Loss before income tax expense	(12,162)	(10,004)
Income tax expense	37	61
Net loss	$(12,199)	$(10,065)
Other comprehensive income (loss):
Foreign currency translation adjustment, net of taxes	118	(63)
Total other comprehensive income (loss)	118	(63)
Total comprehensive loss	$(12,081)	$(10,128)

Net loss per share attributable to common stockholders – basic and diluted	$(1.15)	$(0.95)
Weighted average shares used in computing net loss per share attributable to common stockholders – basic and diluted	10,638,595	10,575,252

The accompanying notes are an integral part of these consolidated financial statements.

SEEQC, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

(In thousands, except share amounts)

	Series X		Series A-2		Series SA-2		Series A-1		Series A		Series Seed-2		Series Seed-1		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Shares	Par Value	Shares	Par Value	Shares	Par Value	Shares	Par Value	Shares	Par Value
Balance as of December 31, 2023	—	$—	—	$—	—	$—	1,059,058	$—	2,652,734	$—	1,099,412	$—	1,536,006	$—	10,575,056	$1	$31,542	$(184)	$(33,397)	$(2,038)
Issuance of Series A-2 preferred stock, net of $485 issuance costs	—	—	1,610,103	—	—	—	—	—	—	—	—	—	—	—	—	—	10,925	—	—	10,925
Issuance of Series A-2 preferred stock upon conversion of convertible notes	—	—	163,357	—	—	—	—	—	—	—	—	—	—	—	—	—	1,158	—	—	1,158
Issuance of Series SA-2 preferred stock upon conversion of convertible notes	—	—	—	—	1,745,625	—	—	—	—	—	—	—	—	—	—	—	12,370	—	—	12,370
Stock options exercised	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,318	—	4	—	—	4
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	383	—	—	383
Foreign currency translation adjustment, net of taxes	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(63)	—	(63)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(10,065)	(10,065)
Balance as of December 31, 2024	—	—	1,773,460	—	1,745,625	—	1,059,058	—	2,652,734	—	1,099,412	—	1,536,006	—	10,577,374	$1	$56,382	$(247)	$(43,462)	$12,674
	Series X		Series A-2		Series SA-2		Series A-1		Series A		Series Seed-2		Series Seed-1		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Shares	Par Value	Shares	Par Value	Shares	Par Value	Shares	Par Value	Shares	Par Value
Balance as of December 31, 2024	—	—	1,773,460	—	1,745,625	—	1,059,058	—	2,652,734	—	1,099,412	—	1,536,006	—	10,577,374	1	56,382	(247)	(43,462)	12,674
Issuance of Series A-2 preferred stock, net of $10 issuance costs	—	—	1,411,112	—	—	—	—	—	—	—	—	—	—	—	—	—	9,990	—	—	9,990
Issuance of Series X preferred stock, net of $117 issuance costs	769,114	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	18,871	—	—	18,871
Stock options exercised	—	—	—	—	—	—	—	—	—	—	—	—	—	—	93,455	—	89	—	—	89
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,941	—	—	1,941
Foreign currency translation adjustment, net of taxes	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	118	—	118
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(12,199)	(12,199)
Balance as of December 31, 2025	769,114	—	3,184,572	—	1,745,625	—	1,059,058	—	2,652,734	—	1,099,412	—	1,536,006	—	10,670,829	$1	$87,273	$(129)	$(55,661)	$31,484

The accompanying notes are an integral part of these consolidated financial statements.

SEEQC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2025	2024
Cash flows from operating activities:
Net loss	$(12,199)	$(10,065)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,047	1,005
Amortization of finance lease right-of-use assets	211	226
Stock-based compensation expense	1,941	383
Change in fair value of convertible notes	—	1,492
Non-cash operating lease expense	189	164
Non-cash finance lease interest expense	114	149
Change in operating assets and liabilities:
Accounts receivable	764	(651)
Contract assets	(100)	65
Prepaid expenses and other current assets	72	(76)
Other assets	(120)	(8)
Accounts payable	542	181
Accrued expenses and other current liabilities	273	230
Contract liabilities	(576)	562
Operating lease liabilities	(18)	(164)
Deferred tax assets	(29)	17
Net cash used in operating activities	$(7,889)	$(6,490)
Cash flows from investing activities:
Purchases of property and equipment	$(2,008)	(132)
Net cash flow used in investing activities	$(2,008)	$(132)
Cash flows from financing activities:
Proceeds from issuance of convertible note	$—	1,150
Proceeds from issuance of Series A-2 preferred stock	10,000	11,410
Proceeds from issuance of Series X preferred stock	18,988	—
Payment of issuance costs related preferred stock	(127)	(485)
Payment of deferred offering costs	(45)	—
Proceeds from the exercise of stock options	89	4
Principal payment on finance leases	(653)	(471)
Net cash provided by financing activities	$28,252	$11,608
Effect of exchange rate changes on cash and restricted cash	28	44
Net increase in cash and restricted cash	18,383	5,030
Cash and restricted cash at beginning of year	9,584	4,554
Cash and restricted cash at end of year	$27,967	$9,584

SEEQC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

(In thousands)

	Year Ended December 31,
	2025	2024
Cash, end of period	$27,967	$9,427
Restricted cash, included in other assets, end of period	—	157
Total cash and restricted cash, end of period	$27,967	$9,584

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$—	$—
Supplemental disclosure of non-cash investing and financing activities:
Property and equipment in accounts payable	$5	$122
Deferred offering costs in accounts payable and accrued expenses	$813	$—
Operating lease right of use asset obtained in exchange for lease liabilities	$1,472	$—
Reclassification of finance right-of-use asset to property and equipment upon purchase of leased equipment	$442	$—
Conversion of convertible notes into Series A-2 and Series SA-2 preferred stock	$—	$13,528

The accompanying notes are an integral part of these consolidated financial statements.

SEEQC, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

1. Description of the Business and Basis of Presentation

Description of the Business

SeeQC, Inc. and its consolidated subsidiaries (“SEEQC”, or the “Company”) were formed to address the central challenge of realizing the significant commercial potential of quantum computing: building scalable systems capable of fault-tolerant operation. The Company’s chip-based solutions represent a digital infrastructure layer within the quantum computing value chain, designed to enable hardware developers and integrators across multiple qubit modalities to advance their systems toward scalable, fault-tolerant architectures. The Company’s technology tightly integrates quantum and classical computing environments. The Company is headquartered in Elmsford, New York, and has subsidiaries located in the United Kingdom and Italy.

SEEQC, Inc was incorporated as a Delaware corporation in 2018 by Hypres, Inc. (“Hypres” or the “Former Parent”), a leading developer of superconductor electronics. On April 22, 2019 (the “Effective Date”), the Company entered into an asset transfer agreement (or the “ATA Agreement”) with Hypres, pursuant to which Hypres agreed to transfer and assign to the Company certain intellectual property and other related assets in connection with the issuance of 6,400,000 shares of SEEQC, Inc.’s common stock, par value $0.0001 per share, which was distributed to Hypres stockholders and warrant holders on a pro rata basis according to the fair value of the equity held in Hypres (the “Asset Transfer”). The Company determined that the Asset Transfer represented a transaction between entities under common control. As a result, the assets and liabilities were transferred from Hypres to the Company at Hypres’ carrying amounts on the Effective Date. As part of the ATA Agreement, the Company acquired $0.3 million of fixed assets and assumed a liability of $0.4 million due to Hypres for organizational expenses incurred as part of the formation of the Company.

Basis of Presentation

The accompanying consolidated financial statements of the Company are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These consolidated financial statements include the accounts of SeeQC, Inc., and its consolidated subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Liquidity and Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. Since its inception, the Company has funded its operations primarily with proceeds from issuances of its convertible preferred stock. The Company has incurred recurring losses and negative operating cash flows since its inception, including a net loss of $12.2 million and $10.1 million for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, the Company had an accumulated deficit of $55.7 million. The Company expects to incur additional losses as it invests in the research and development of its digital quantum computing platform for commercial businesses.

The Company expects that its existing cash of $28.0 million as of December 31, 2025 will be sufficient to fund its operating expenses and capital expenditure requirements for at least twelve months from the date these consolidated financial statements were available to be issued.

Business Combination with Allegro Merger Corporation

On January 16, 2026, Allegro Merger Corp. (“Allegro”) entered into an Agreement and Plan of Merger (“Merger Agreement”) with the Company and SEEQC Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of SEEQC (“Merger Sub”). Pursuant to the Merger Agreement, Allegro will merge with and into Merger Sub, with Allegro surviving the merger (the “Merger”). As a result of the Merger, Allegro will become a direct, wholly-owned subsidiary of SEEQC and the security holders of Allegro will become security holders of SEEQC.

SEEQC, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

1. Description of the Business and Basis of Presentation (cont.)

Ther Merger Agreement contains additional covenants of the Company, including arranging a firm commitment underwritten public offering of the Company’s common stock, with gross proceeds equal to, or greater than, the lesser of (i) 150% of the aggregate gross proceeds from all Subscription Agreements (defined below) and (ii) $75.0 million, at a public offering price per share equal to, or greater than, $6.50, to be consummated prior to, or substantially concurrently with the closing of the Transactions. Additionally, in connection with the execution of the Merger Agreement, Allegro entered into subscription agreements (the “Subscription Agreements”) with certain accredited investors (collectively, the “PIPE Investors”), pursuant to which Allegro will, concurrently with, and contingent upon, the consummation of the Merger, issue shares of Allegro Common Stock to the Investors at a price of $5.00 per share and/or pre-funded common stock purchase warrants at a per share exercise price equal to $0.0001, for aggregate gross proceeds to Allegro of approximately $65.0 million (the “PIPE Investment”). The shares of Allegro Common Stock sold in the private investment in public equity will be converted into shares of SEEQC Common Stock in connection with the Merger. The closing of the Subscription Agreements is conditioned upon, among other things the substantially concurrent consummation of the Merger.

SEEQC will be considered the accounting acquirer for financial reporting purposes. This determination is based on the expectations that, immediately following the Merger (i) SEEQC’s existing stockholders will have the greatest voting interest in the combined company; (ii) SEEQC’s existing stockholders will have the voting rights to control decisions regarding election and removal of a majority of the directors and officers of the combined company; (iii) SEEQC will comprise the ongoing operations of the combined company; and (iv) SEEQC existing senior management will be the senior management of the combined company.

The consideration transferred to the Allegro shareholders in the Merger consists of SEEQC Common Stock, including the shares issuable upon conversion of Allegro Rights and Allegro Warrants. As a result of SEEQC being treated as the accounting acquirer, SEEQC’s assets and liabilities will be recorded at their pre-combination carrying amounts. Allegro’s assets and liabilities will be measured and recognized at their carrying values, which are expected to approximate their fair value of the acquired cash and other non-operating assets, with no goodwill or other intangible assets recorded. As Allegro is comprised primarily of monetary asset (cash, including the cash proceeds received from the PIPE Investment prior to the Closing), the fair value of the aforementioned consideration transferred is deemed equivalent to Allegro’s assets and liabilities. Any difference between the consideration transferred and the fair value of the net assets of Allegro following the determination of the actual consideration transferred for Allegro will be reflected as an adjustment to additional paid-in capital.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Areas of the consolidated financial statements where estimates may have the most significant effect include, but are not limited to, revenue recognition, determination of the fair value of stock-based compensation, determination of the fair value of convertible notes, and selection of useful lives of property and equipment and related depreciation and amortization methods. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. These estimates are based on information available as of the date of the consolidated financial statements; therefore, actual results could differ from those estimates.

Foreign Currency Translation and Transactions

The Company’s reporting currency is the U.S. dollar. The Company determines the functional currency of each subsidiary based on the currency of the primary economic environment in which each subsidiary operates. The Company translates the assets and liabilities of those subsidiaries with functional currency different from the Company’s reporting currency into U.S. dollars based on the current exchange rate as of the end of the period.

SEEQC, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Revenues and expenses are translated at average exchange rates in effect during the period. The gain or loss resulting from the process of translating foreign currency financial statements into U.S. dollars is reflected as a foreign currency cumulative translation adjustment and reported as a component of accumulated other comprehensive (loss) income. Foreign currency transaction gains and losses resulting from, or expected to result from, transactions denominated in a currency other than the functional currency are recognized in other income and expense in the consolidated statements of operations and comprehensive loss. Unrealized foreign currency transaction gains for the years ended December 31, 2025 and 2024 was zero and $18 thousand, respectively. Realized foreign currency transaction gains and losses were de minimis for the years ended December 31, 2025 and 2024.

Segment Information

The Company identifies a business component as an operating segment if: (i) it engages in business activities from which it may earn revenues and incur expenses; (ii) its operating results are regularly reviewed by the Chief Operating Decision Maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance; and (iii) it has available discrete financial information. The Company’s CODM is the Chief Executive Officer. The CODM manages the Company’s business activities as a single operating segment and reviews financial information, operating results, and allocates resources at the consolidated level. Accordingly, the Company has only one operating segment, and therefore, one reportable segment.

Concentrations of Credit Risk and Significant Customers

Financial instruments that potentially subject the Company to credit risk consist principally of cash and accounts receivable. The Company places its cash with high credit quality financial institutions. At times, cash may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation insurance limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Concentrations within accounts receivable are generally limited due to the Company’s customer base and dispersion across different industries and geographic areas. The Company extends credit to customers based on its evaluation of the customer’s financial condition. The Company does not require that any collateral be provided by its customers.

Significant customers are those which represent 10% or more of revenues or accounts receivable balance from customers under ASC 606, Revenue from Contracts with Customers (“ASC 606”) at each consolidated balance sheet date. The following table summarizes the percentages of total sales and accounts receivable, net for customers who accounted for 10% or more of the respective amounts for the periods presented:

	Revenue		Accounts Receivable
	Years Ended December 31,		As of December 31,
	2025	2024	2025	2024
Customer A	26%	27%	39%	91%
Customer B**	11%	19%	21%	*
Customer C**	41%	20%	40%	*
Customer D	*	13%	*	*

____________

*        Indicates customer portion represented less than 10% of the total account balance in the period presented.

**      Customer B and Customer C are U.S. federal government agencies and are considered a single customer under ASC 280-10-50-42.

Cash, Cash Equivalents, and Restricted Cash

The Company considers all highly liquid investment securities with remaining maturities at the date of purchase of three months or less to be cash equivalents. The Company classifies all cash of which use is limited by contractual provisions as restricted cash. Restricted cash is recorded on the consolidated balance sheet as of December 31, 2024 within other non-current assets and includes amounts held as a security deposit for a letter of credit in connection with our corporate cards. The Company did not have any restricted cash as of December 31, 2025.

SEEQC, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Accounts Receivable

Accounts receivable are recorded at invoice value, net of allowance for credit losses. Expected credit losses for uncollectible receivable balances consider both current conditions, such as aging criteria and specified events that indicate the balance due is not collectible, and reasonable and supportable forecasts of future conditions such as publicly available macroeconomic data and whether future credit losses are expected to differ from historical losses. The Company’s accounts receivable are primarily due from grants awarded by a United Kingdom government agency, and customers in the United States consisting of governmental agencies and commercial businesses.

As of December 31, 2025, accounts receivable included $0.5 million associated with the grant receivables from the United Kingdom government agency and $0.3 million from customers in the United States. As of December 31, 2024, accounts receivable included $0.7 million associated with the grant receivables from the United Kingdom government agency and $0.8 million from customers in the United States. As of December 31, 2025 and 2024, the Company does not have any allowances for credit losses.

Property and Equipment, Net

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Cost includes expenditures directly attributable to the acquisition of the assets and bringing the assets to a working condition intended for their use. Major expenditures for property and equipment and those which substantially increase the useful lives of the assets are capitalized. Maintenance repairs and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is included in the statements of operations and comprehensive loss in the period of disposal.

Property and equipment acquired for a specific project is depreciated over the life of the applicable project, unless it has alternative future use. Property and equipment not acquired for a specific project, or that has alternative future use, is depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Type	Estimated Useful Life
Machinery and equipment	7 years
Furniture and fixtures	4 years
Computer network equipment	3 – 4 years
Leasehold improvements	Shorter of the remaining lease term or estimated useful life

Construction-in-progress is stated at cost and includes amounts expended on property and equipment, which have not been placed into service. Such assets are not depreciated until placed in service.

Leases

The Company accounts for leases in accordance with Financial Accounting Standards Board (“FASB”) ASC 842, Leases (“ASC 842”). ASC 842 requires lessees to recognize most leases on the balance sheet with a corresponding right-to-use asset (“ROU asset”). ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. The assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of fixed lease payments over the lease term. ROU assets are evaluated for impairment using the long-lived asset impairment guidance.

Leases are classified as either financing or operating, which drives the expense recognition pattern. A lease is classified as a finance lease if any one of the following criteria are met: the lease transfers ownership of the asset by the end of the lease term, the lease contains an option to purchase the asset that is reasonably certain to be exercised, the lease term is for a major part of the remaining useful life of the asset or the present value of the lease payments

SEEQC, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

equals or exceeds substantially all of the fair value of the asset. A lease is classified as an operating lease if it does not meet any one of these criteria. The Company has elected not to recognize leases with an original term of one year or less on the consolidated balance sheets. Options to renew a lease are not included in the lease assessment unless there is reasonable certainty that the renewal will be exercised.

The interest rate implicit in lease contracts is typically not readily determinable. As a result, the Company utilizes its incremental borrowing rate, which reflects the fixed rate at which the Company could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment.

For its real estate and equipment leases, the Company has elected the expedient not to separate lease and non-lease components.

Deferred Offering Costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with the in-process offering and business combination with Allegro as deferred offering costs until such transaction is consummated. After consummation of such transaction, these costs are recorded as a reduction of the proceeds received from the transaction within equity. Should the business combination be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the statements of operations. The Company did not record any deferred offering costs as of December 31, 2024. As of December 31, 2025, the Company recorded deferred offering costs of $0.9 million.

Impairment of Long-Lived Assets

Long-lived assets, which consist of property and equipment, operating lease right-of-use assets, and financing lease right-of-use assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of a long-lived asset or long-lived asset group may not be recoverable. Some factors the Company considers important which could trigger an impairment review include: (i) significant underperformance compared to expected historical or projected future operating results; (ii) significant changes in the Company’s use of the acquired assets or the strategy for its overall business; and (iii) significant negative industry or economic trends. The carrying amount of a long-lived asset or long-lived asset group is not recoverable if it exceeds the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of the asset. The amount of impairment loss, if any, is measured as the difference between the carrying value of the asset and its estimated fair value. The Company considers expected cash flows and estimated future operating results, trends, and other available information in assessing whether the carrying value of assets is impaired. For the years ended December 31, 2025 and 2024, no impairments were recorded.

Fair Value Measurements

Certain assets and liabilities are carried at fair value under U.S. GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•        Level 1 — Quoted prices in active markets for identical assets or liabilities.

•        Level 2 — Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

SEEQC, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

•        Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying value of certain financial instruments of the Company, such as cash, accounts receivable, contract assets, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities, and contract liabilities approximate fair value due to the short-term nature of these assets and liabilities.

Fair Value Option for Convertible Notes

The Company elected the fair value option under ASC 825, Financial Instruments, to account for convertible notes issued during 2022 (the “2022 Convertible Notes”) and 2024 (the “2024 Convertible Notes”) and therefore did not have to bifurcate any embedded derivatives in accordance with ASC 815, Derivatives and Hedging. At issuance, the Company recorded the convertible notes at fair value and subsequently remeasured them to fair value at each reporting date until settlement. Changes in fair value were recognized as a component of other income (expense), net in the consolidated statements of operations and comprehensive loss. As a result of applying the fair value option, direct costs and fees related to the convertible notes were recognized in earnings as incurred and not deferred (see Note 7). The Company has not elected to present interest expense separately from changes in fair value and therefore will not present interest expense associated with the convertible notes. Any changes in fair value caused by instrument-specific credit risk are presented separately in other comprehensive income. During the year ended December 31, 2024, the Company did not record any changes in fair value related to instrument-specific credit risk. The Company’s 2022 Convertible Notes and 2024 Convertible Notes converted into shares of the Company’s Series SA-2 and Series A-2 convertible preferred stock upon issuance of the Series A-2 preferred stock in November 2024, and as such were not outstanding as of December 31, 2024. See Note 7.

Revenue Recognition

The Company’s revenue consists of revenue from quantum computing research and development projects and custom chip fabrication services for commercial entities and the U.S. government and its various agencies (either directly or as a sub-contractor). The Company’s contracts are under fixed-price or cost-reimbursable-plus-fee contractual arrangements.

The Company recognizes revenue under ASC 606.

Revenue is recognized when control of the goods and services is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods and services. The Company recognizes revenue from contracts with customers using the five-step model outlined in ASC 606: 1) identify the contract with the customer; 2) identify the performance obligations; 3) determine the transaction price in the contract; 4) allocate the transaction price to the performance obligations in the contract; and 5) recognize revenue when, or as, the Company satisfies a performance obligation.

A performance obligation is a promise in a contract with a customer to transfer a distinct good or service to the customer and is the unit of accounting under ASC 606. Each contract is evaluated to identify performance obligations and the contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. When there are multiple performance obligations in a contract, the transaction price is allocated to each performance obligation based on its stand-alone selling price.

The Company evaluates the services promised in each contract at inception to determine whether the contract should be accounted for as having one or more performance obligations. The majority of contracts include one performance obligation as the promise to transfer services are not typically separately identifiable from other promises in its contracts, and therefore not distinct from one another. The contracts do not include variable consideration. At the inception of a contract, the transaction price is based on the current rights and does not contemplate future

SEEQC, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

modifications. Contracts are occasionally modified to include changes in specifications, requirements, or price, which may create new or change existing enforceable rights and obligations. Depending on the nature of the modification, the Company determines whether to account for the modification as an adjustment to the existing contract or as a separate contract. Generally, modifications are distinct and are accounted for as a separate contract.

Performance obligations are satisfied at a point in time when control of the service transfers to the customer and when title, and risk and rewards of ownership have transferred to the customer, generally upon customer acceptance. The Company’s revenue from custom chip fabrication services are recognized at a point in time upon delivery to and acceptance from the customer.

Performance obligations are satisfied over time if the customer receives and consumes the benefits as the Company performs the work, or if the services being performed for the customer relate to assets that have no alternative use and the Company has a contractual right to payment. The Company’s research and development projects are recognized over time or at a point in time, depending on the nature of the services being provided.

Revenue on fixed price research and development projects recognized over time is recognized using the input method based on the ratio of total actual incurred costs to date to the total estimated costs for each contract (“cost-to-cost method”). Under the cost-to-cost method, revenue is recorded at amounts equal to the ratio of actual cumulative costs incurred divided by total estimated costs at completion, multiplied by the total estimated contract revenue, less the cumulative revenue recognized in prior periods. Revenue on cost-reimbursable-plus-fee research and development contracts is recognized as services are performed, generally based on the allowable costs incurred during the period plus any recognizable earned fee. The Company considers fixed fees under cost-reimbursable-plus-fee contracts to be earned in proportion to the allowable costs incurred in performance of the contract.

Substantially all of the Company’s contracts with the U.S. government contain a termination for convenience clause, regardless of whether the Company is the prime contractor or the subcontractor. These clauses generally entitle the Company, upon termination for convenience, to receive the purchase price for delivered items, reimbursement of allowable work-in-process costs and an allowance for profit.

For all types of contracts, the Company recognizes anticipated contract losses as soon as they become known and estimable.

The use of contract accounting for its’ research and development projects requires judgment relative to estimating total contract revenues and costs, including assumptions relative to the length of time to complete the contract, the nature and complexity of the work to be performed, anticipated increases in wages and prices for subcontractor services and materials, and the availability of subcontractor services and materials. The Company’s estimates are based upon the professional knowledge and experience of its engineers, program managers and other personnel, who review each long-term contract monthly to assess the contract’s schedule, performance, technical matters, and estimated cost at completion. Changes in estimates are applied when adjustments in estimated contract costs are identified, and such revisions may result in current period adjustments to earnings applicable to performance in prior periods.

Contract Assets and Liabilities

The Company records revenue from performance obligations when performance obligations are satisfied. In certain contracts billings are based on the completion of certain milestones pursuant to contractual arrangements, and the timing of revenue recognition may be different from when the Company bills or collects from a customer, which results in the recognition of a contract asset or a contract liability.

A contract asset is recognized when costs and estimated earnings in excess of billings on uncompleted contracts represent accumulated incurred costs and earned profits which have been recognized as revenue but have not yet been billed. Unbilled contract receivables are converted to billed receivables when amounts are invoiced to customers according to contractual billing terms, which generally occur when deliveries or other performance milestones are completed. A contract liability is recognized when the billings are in excess of costs

SEEQC, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

and estimated earnings on uncompleted contracts or when payments received for funded contracts are in excess of revenue recognized on contracts accounted for under the cost-to-cost method. Funded contracts represent firm orders for products and services for which funding has been both authorized and appropriated by the customer or the U.S. Government, in the case of U.S. government agencies. As of December 31, 2025 and 2024, all of the Company’s revenue contracts are short-term in nature with a initial contract terms of one year or less. The Company has elected the practical expedient exempting the Company from disclosure of the transaction price allocated to remaining performance obligations if the performance obligation is part of a contract that has an original expected duration of one year or less.

Grant Revenue

The Company’s grant revenues are derived primarily from an arrangement with a United Kingdom government agency and an arrangement with a European Union government agency. The grants provide the Company with payments for certain types of expenditures in return for research and development activities over a contractually defined period. Grants awarded to the Company for research and development are outside the scope of ASC 606 and are accounted for under ASC 832, Government Assistance.

The Company recognizes grant revenue as reimbursable grant costs are incurred up to pre-approved award limits within a given budget period. The costs associated with these reimbursements are reflected as a component of research and development expense in the accompanying consolidated statements of operations and comprehensive loss. For each of the years ended December 31, 2025 and 2024, the Company recognized grant revenue of $1.7 million and $2.0 million, respectively, which is recorded within grant revenue on the consolidated statements of operations and comprehensive loss. The Company recorded research and development expense of $2.3 million and $2.8 million associated with the grant revenues for the years ended December 31, 2025 and 2024, respectively.

Cost of Revenue

Cost of revenue consists primarily of direct and indirect costs associated with the delivery of goods and services to customers. Cost of revenues include employee salaries and employee related costs, material costs, and an allocation of facility costs and depreciation expenses that directly related to the delivery of goods and services to customers.

Research and Development Costs

Costs incurred by the Company for its independent research and development (“IRD”) are expensed as incurred, pursuant to ASC 730, Research and Development. IRD costs include employee salaries and employee related costs, including stock based compensation, materials costs, and an allocation of facility costs and depreciation expense related to the Company’s IRD projects.

Selling, General, and Administrative Costs

Selling, general and administrative expenses include employee salaries and employee related costs, including stock-based compensation, professional service fees, and an allocation of facility costs and depreciation expense associated with general selling and administrative overhead activities.

Intellectual Property Matters

Research conducted by the Company often results in the invention and creation of intellectual property (“IP”). The Company has an extensive IP portfolio spread across all of the Company’s core business. Costs incurred for the filing of proprietary IP rights are expensed as incurred and recognized within selling, general, and administrative expense of the consolidated statements of operations and comprehensive loss for the years ended December 31, 2025 and 2024.

SEEQC, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Stock-Based Compensation

The Company accounts for stock-based compensation to employees and non-employees in accordance with Financial Accounting Standards Board (“FASB”) ASC 718, Compensation — Stock Compensation (“ASC 718”). Stock-based compensation expense of the Company relates to equity awards issued by the Company to its employees and non-employees under its 2019 Equity Incentive Plan (the “2019 Plan”), including stock options and restricted stock awards with both service and performance-based vesting conditions.

The Company measures and records compensation expense related to stock-based awards based on the fair value of those awards as determined on the date of grant. The Company recognizes stock-based compensation expense over the requisite service period, which generally represents the vesting period during which an employee provides service in exchange for the award. Compensation expense for awards to non-employees is recognized in the same manner as if the Company had paid cash in exchange for the goods or services, which is generally over the vesting period of the award. Forfeitures are accounted for as they occur. Stock-based compensation expense for service-only based awards is recognized on a straight-line basis. Stock-based compensation expense for awards with both performance and service-based vesting conditions is recognized over the requisite service period using an accelerated attribution method, once the performance conditions are considered probable of being achieved, using management’s best estimates.

The fair value of each restricted stock award granted is measured on the date of grant at the estimated fair value of the common stock. The fair value of each stock option grant is estimated on the date of the grant using the Black-Scholes-Merton (“Black-Scholes”) option-pricing model, which requires the use of subjective assumptions. The Company calculates the fair value using the following assumptions:

Expected Volatility — The Company estimated volatility for option grants by evaluating the average historical volatility of a peer group of companies for the period immediately preceding the option grant for a term that is approximately equal to the options’ expected term.

Expected Term — The expected term of the Company’s options represents the period that the stock-based awards are expected to be outstanding. As the Company does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior, the Company has elected to estimate its expected term by using the midpoint between the requisite service period and the contractual term.

Risk-Free Interest Rate — The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero-coupon issues with a term that is approximately equal to the options’ expected term at grant date.

Dividend Yield — The Company has not declared or paid dividends to date and does not anticipate declaring dividends. As such, the dividend yield has been estimated to be zero.

Because the Company is privately held and there has historically been no public market for its stock, the fair value of the Company’s equity is determined by the Company’s Board of Directors, with inputs from management, considering third-party valuations of its common stock as well as the Company’s Board of Directors’ assessment of additional objective and subjective factors that it believed were relevant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.

The Company accounts for forfeitures as they occur. For awards forfeited before completion of the requisite service period, previously recognized compensation expense is reversed in the period the award is forfeited.

SEEQC, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Convertible Preferred Stock

ASC 480-10-S99-3A(2) of the SEC’s Accounting Series Release N0. 268 (“ASR 268”) requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (i) at a fixed or determinable price on a fixed or determinable date, (ii) at the option of the holder, or (iii) upon the occurrence of an event that is not solely within the control of the issuer. Preferred securities that are mandatorily redeemable are required to be classified by the issuer as liabilities whereas under ASR 268, a company should classify a preferred security whose redemption is contingent on an event not entirely in control of the issuer as mezzanine equity. The Company’s convertible preferred stock contains redemption rights in a liquidation event and deemed liquidation event which are contingent upon events that are within the Company’s control, and therefore the Company’s convertible preferred stock is presented in permanent equity. Consistent with permanent equity classification, the carrying values of the convertible preferred stock is recorded at par value and proceeds received in excess of par are recorded in additional paid-in capital.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statements and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize our deferred tax assets in the future in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740, Income Taxes (“ASC 740”) on the basis of a two-step process in which (1) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, it recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statements of operations. As of December 31, 2025 and 2024, no accrued interest or penalties are included in the consolidated balance sheets.

Comprehensive Loss

Comprehensive loss consists of two components including net loss and total other comprehensive (loss) income after taxes. The Company’s total other comprehensive (loss) income consists of foreign currency translation adjustments that result from consolidation of its foreign subsidiaries.

Net Loss per Share

The Company calculated basic and diluted net income (loss) per share attributable to common stockholders using the two-class method required for companies with participating securities. The Company considers its convertible preferred stock to be a participating security as the holders are entitled to receive non-cumulative dividends on a pari passu basis in the event that a dividend is paid on common stock.

SEEQC, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Under the two-class method, basic net income (loss) per share available to common stockholders was calculated by dividing the net income (loss) available to common stockholders by the weighted average number of shares of common stock outstanding during the period. During net loss periods, the net loss available to common stockholders was not allocated to the convertible preferred stock as the holders of convertible preferred stock did not have a contractual obligation to share in losses. Diluted net income (loss) per share available to common stockholders was computed by giving effect to all potentially dilutive common stock equivalents outstanding for the period. During periods of loss, convertible preferred stock, stock options and convertible notes were considered common stock equivalents but had been excluded from the calculation of diluted net loss per share available to common stockholders as their effect was anti-dilutive. In periods in which the Company reports a net loss available to common stockholders, diluted net loss per share available to common stockholders is the same as basic net loss per share available to common stockholders, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive. The Company reported net losses available to common stockholders for the years ended December 31, 2025 and 2024.

Recently Adopted Accounting Pronouncements

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832):    Accounting for Government Grants Received by Business Entities, which adds guidance to ASC 832 on the recognition, measurement, and presentation of government grants. In developing the ASU’s recognition and measurement framework, the FASB largely leveraged the guidance in IAS 20, to which many for-profit entities that apply U.S. GAAP have historically analogized when accounting for government grants. The ASU is effective for fiscal years beginning after December 15, 2028, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted ASU 2025-10 on January 1, 2024. There was no impact on the Company’s consolidated financial statements as a result of this adoption.

In December 2023, the FASB finalized ASU No. 2023-09, Income Taxes (Topic 740):    Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires a company’s annual consolidated financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for the Company’s annual reporting periods beginning after December 15, 2025. The Company adopted ASU 2023-09 on January 1, 2025 using a full retrospective method of transition. Refer to Note 12.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which is intended to enhance transparency into the nature and function of expenses. The amendments require that on an annual and interim basis, entities disclose disaggregated operating expense information about specific categories, including purchases of inventory, employee compensation, depreciation, amortization and depletion. This guidance is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The Company will evaluate the impact of the guidance on its financial statements in advance of the adoption date.

In June 2025, the FASB issued ASU 2025-03 — Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in a Variable-Interest Entity. This standard clarifies that when a business combination is effected primarily by exchanging equity interests and the legal acquiree is a variable-interest entity (“VIE”) that meets the definition of a business, entities must identify the accounting acquirer using the factors in ASC 805-10-55-12 through 55-15, rather than relying solely on the VIE consolidation model. The ASU is effective for years beginning after December 15, 2026, but early adoption is permitted. This ASU should be applied on a prospective basis, although retrospective application is permitted. The Company is currently evaluating the impact of this standard on its financial statements and disclosures.

SEEQC, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

3. Fair Value Measurements

The Company had no financial assets or liabilities that required fair value measurement as of December 31, 2025 and 2024. During the year ended December 31, 2024, the Company had Level 3 financial liabilities that were measured at fair value on a recurring basis, which included 2022 Convertible Notes and 2024 Convertible Notes (together the “Convertible Notes’).

Convertible Notes

The Company elected the fair value option to account for its Convertible Notes. The fair value of the Convertible Notes was determined based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. At each reporting period, and upon conversion of the Convertible Notes in 2024, the Company recorded an adjustment to mark-to-market the outstanding Convertible Notes to their fair value, with the change in fair value being presented within other income and expense in the consolidated statements of operations.

The Company determined the fair value of the Convertible Notes based on the proceeds received for the Convertible Notes; the terms of the Convertible Notes, including the rate at which the notes convert into equity securities; the probability and timing of conversion scenarios and; the fair value of the underlying equity shares. The Company estimated the probability and timing of the qualified equity financing based on management’s assumptions and knowledge of specified events at issuance and as of each reporting date.

The following table provides a roll-forward of the aggregate fair value of the Company’s Convertible Notes for which fair value was determined using Level 3 inputs (in thousands):

	2022 Convertible Notes	2024 Convertible Notes
Fair value at December 31, 2023	$10,886	$—
Issuance of convertible notes	—	1,150
Change in fair value	1,484	8
Conversion of Notes upon issuance of Series A-2 Preferred Stock and Series SA-2 Preferred Stock	(12,370)	(1,158)
Fair value at December 31, 2024	$—	$—

The Company recorded an expense of $1.5 million for changes in the fair value of the Convertible Notes in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2024. As of December 31, 2025 and 2024 the Company did not have any outstanding Convertible Notes.

4. Revenue Recognition

The Company’s revenue from contracts with customers, excluding grant revenues, by type of contracts are summarized as follows (in thousands):

	Year Ended December 31,
	2025	2024
Fixed price	$3,699	$645
Cost-reimbursable	458	155
Total revenue from customers	$4,157	$800

SEEQC, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

4. Revenue Recognition (cont.)

The following table summarizes the timing of revenue recognition from contracts with customers (in thousands):

	Year Ended December 31,
	2025	2024
Revenue recognized at a point in time	$2,607	$431
Revenue recognized over time	1,550	369
Total revenue from customers	$4,157	$800

Contract Balances from Contracts with Customers

As of December 31, 2025 and 2024, the Company recognized $0.1 million and $21 thousand of contract assets, respectively. The contract asset is reclassified to accounts receivable when the customer is invoiced based on the contractual billing schedule.

Contract liabilities represents the dollar value of funded orders for work which has been invoiced or paid for and has not been performed. Contract liabilities activities are summarized as follows (in thousands):

	As of December 31,
	2025	2024
Balance at beginning of period	$579	$17
Recognition of revenue	(579)	(17)
Deferral of revenue	—	579
Balance at end of period	$—	$579

As of December 31, 2025, the Company had no deferred revenue recorded on its consolidated balances sheet. As of December 31, 2024 the Company had $0.6 million of deferred revenue recorded as a contract liability on its consolidated balance sheet, which was recognized in full during the year ended December 31, 2025.

5. Property and Equipment

Property and equipment, net consists of the following as of the following periods (in thousands):

	As of December 31,
	2025	2024
Machinery and equipment	11,505	$9,784
Furniture and fixtures	108	108
Computer network equipment	36	36
Leasehold improvements	1,108	1,106
Construction in progress	921	204
Total property and equipment	13,678	11,238
Less: Accumulated depreciation	(9,594)	(8,484)
Property and equipment, net	4,084	$2,754

Depreciation expense for each of the years ended December 31, 2025 and 2024 was $1.0 million and has been allocated and recognized within cost of revenue, research and development and selling, general and administrative of the consolidated statements of operations and comprehensive loss.

SEEQC, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

6. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following for the periods below (in thousands):

	As of December 31,
	2025	2024
Professional expenses	$296	$108
Utilities	46	95
Deferred financing costs	787	100
Legal	67	84
Employee Compensation	131	20
Other	275	134
Total accrued expenses and other current liabilities	$1,602	$541

7. Convertible Notes

2022 Convertible Notes

In November 2022, the Company issued the 2022 Convertible Notes for a total principal amount of $8.9 million. The 2022 Convertible Notes accrue interest at 6% per annum and were payable concurrently with repayment of the principal amount. Repayment of principal and interest was due on their maturity in November 2024.

The 2022 Convertible Notes were optionally convertible into the Company’s most senior preferred stock at maturity and were subject to automatic conversion upon (i) an issuance of equity securities resulting in gross proceeds of at least $20.0 million, (ii) an initial public offering or (iii) a De-SPAC transaction.

The Company elected the fair value option to account for the 2022 Convertible Notes. The Company recorded the 2022 Convertible Notes at fair value and subsequently remeasured them to fair value at each reporting date. Changes in fair value were recognized as a component of other income (expense), net in the consolidated statements of operations and comprehensive loss. As a result of applying the fair value option, direct costs and fees related to the 2022 Convertible Notes were recognized in earnings as incurred.

The 2022 Convertible Notes were converted according to their terms in November 2024 into 1,745,625 shares of Series SA-2 Convertible Preferred Stock in connection with the Series A-2 Convertible Preferred Stock financing.

2024 Convertible Notes

In September 2024, the Company issued the 2024 Convertible Notes for a total principal amount of $1.2 million. The 2024 Convertible Notes accrue interest at 6% per annum and were payable concurrently with repayment of the principal amount, due upon their maturity in September 2025.

The 2024 Convertible Notes were optionally convertible into the Company’s most senior preferred stock at maturity and were subject to automatic conversion upon (i) an equity financing resulting in gross proceeds of at least $5.0 million or (ii) a change in control.

The Company elected the fair value option to account for the 2024 Convertible Notes. The Company recorded the 2024 Convertible Notes at fair value and subsequently remeasured them to fair value at each reporting date. Changes in fair value were recognized as a component of other income (expense), net in the consolidated statements of operations and comprehensive loss. As a result of applying the fair value option, direct costs and fees related to the issuance 2024 Convertible Notes of $18 thousand were recognized in earnings as incurred in 2024.

The 2024 Convertible Notes were converted according to their terms in November 2024 into 163,357 shares of Series A-2 Convertible Preferred Stock in connection with the Series A-2 Convertible Preferred Stock financing.

SEEQC, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

8. Convertible Preferred Stock

The Company has issued Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series SA-2 Preferred Stock, and Series X Preferred Stock (collectively the “Preferred Stock”).

On November 1, 2024 the Company entered into a Series A-2 Preferred Stock Purchase Agreement to issue Series A-2 Preferred Stock and Series SA-2 Preferred Stock, with new and existing investors. The initial closing on November 1, 2024 consisted of (i) the issuance and sale of 1,610,103 shares of Series A-2 Preferred Stock at $7.0866 per share for an aggregate purchase price of $11.4 million, (ii) the issuance of 163,357 shares of Series A-2 Preferred Stock at $7.0866 per share upon the conversion of the principal and accrued and unpaid interest of the 2024 Convertible Notes of $1.2 million, and (iii) the issuance of 1,745,625 shares of Series SA-2 Preferred Stock at $5.6693 per share upon the conversion of the principal and accrued and unpaid interest of the 2022 Convertible Notes of $9.9 million. The issuance price of Series SA-2 Preferred Stock represents a 20% discount from the purchase price of Series A-2 Preferred Stock, granted to the Holders of the 2022 Convertible Notes under the terms of the note agreement. During the first quarter of 2025, the Company issued and sold an additional 1,411,112 shares of Series A-2 Preferred Stock at $7.09 per share for gross proceeds of $10.0 million with terms consistent with the Series A-2 Preferred Stock issued in November 2024.

On November 25, 2025 the Company entered into a Series X Preferred Stock Purchase Agreement to issue Series X Preferred Stock with new and existing investors. The initial closing on November 25, 2025 consisted of the issuance and sale of 319,753 shares of Series X Preferred Stock at $24.6883 per share for an aggregate purchase price of $7.9 million. During November and December 2025, the Company completed additional closings for the issuance and sale of 449,361 shares of its Series X preferred stock at $24.6883 per share for an aggregate purchase price of $11.1 million.

Preferred Stock consisted of the following as of the periods below:

December 31, 2025
Preferred Stock	Shares Authorized	Shares Issued and Outstanding	Per share Liquidation Preference	Aggregate Liquidation Preference
Series Seed-1	1,536,006	1,536,006	$1.84	$2,827,019
Series Seed-2	1,099,412	1,099,412	$3.67	4,032,973
Series A-1	1,059,058	1,059,058	$5.06	5,362,328
Series A	2,652,734	2,652,734	$6.49	17,219,957
Series SA-2	1,745,624	1,745,625	$5.67	9,896,472
Series A-2	3,184,572	3,184,572	$7.09	22,567,788
Series X	1,012,265	769,114	$24.69	18,988,117
	12,290,032	12,046,521		$80,894,654
December 31, 2024
Preferred Stock	Shares Authorized	Shares Issued and Outstanding	Per share Liquidation Preference	Aggregate Liquidation Preference
Series Seed-1	1,536,006	1,536,006	$1.84	$2,827,019
Series Seed-2	1,099,412	1,099,412	$3.67	4,032,973
Series A-1	1,059,058	1,059,058	$5.06	5,362,328
Series A	2,652,734	2,652,734	$6.49	17,219,957
Series SA-2	1,745,625	1,745,625	$5.67	9,896,472
Series A-2	2,822,222	1,773,460	$7.09	12,567,802
	10,915,057	9,866,295		$51,906,551

SEEQC, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

8. Convertible Preferred Stock (cont.)

Voting

Each share of Preferred Stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible and votes together as a single class with the common stock of the Company.

Dividends

The holders of Preferred Stock are entitled to noncumulative dividends in preference to any dividend on the common stock when, as, and if declared by the Company’s board of directors and participate pro rata in any dividends paid on the common stock on an as-if-converted basis.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Preferred Stock are also entitled to receive in preference to the holders of the common stock the greater of: a) a per share amount equal to their respective original purchase price plus any dividend declared but unpaid; or b) the amount to be paid on the common stock on an as-if-converted basis (the “Liquidation Amount”). The remaining assets would be distributed to the common stockholders. If the assets to be paid to the holders of Preferred Stock in a liquidation event are insufficient to cover the full Liquidation Amount of each class of Preferred Stock, each class of Preferred Stock would share ratably in the proceeds available for distribution.

Conversion

Each share of Preferred Stock is convertible, at the option of the holder, at any time after the date of issuance of such share, into shares of common stock as is determined by dividing the original purchase price of preferred stock by the conversion price in effect at the time of conversion for such series of preferred stock. Upon either (a) the closing of the sale of shares of common stock to the public at a price per share of at least $21.2598 in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $40,000,000 of gross proceeds to the Company or (b) at such time when at least 66.67% of the holders of Preferred Stock have specified by vote or written consent, the shares of Preferred Stock are also subject to mandatory conversion into shares of common stock, at the then effective conversion rate. As of December 31, 2025 and 2024, the conversion ratio for the Preferred Stock was one-to-one, as the conversion rate is based on the initial issuance price. The Company must keep available for issuance such number of common stock necessary to effect such conversion of all outstanding shares of the Preferred Stock.

9. Common Stock

Holders of the Company’s convertible preferred stock and common stock are entitled to one vote per share. The voting, dividend, and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers and preferences of the holders of the Company’s convertible preferred stock.

SEEQC, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

9. Common Stock (cont.)

The Company had reserved shares of common stock for issuance in connection with the following, as of the below periods:

	As of December 31,
	2025	2024
Conversion of Series Seed-1	1,536,006	1,536,006
Conversion of Series Seed-2	1,099,412	1,099,412
Conversion of Series A-1	1,059,058	1,059,058
Conversion of Series A	2,652,734	2,652,734
Conversion of Series SA-2	1,745,625	1,745,625
Conversion of Series A-2	3,184,572	1,773,460
Conversion of Series X	769,114	—
Exercise of stock options authorized	3,307,849	1,617,266
Common stock reserved for issuance	15,354,370	11,483,561

10. Stock-Based Compensation

Effective April 3, 2019, the 2019 Equity Incentive Plan (the “Plan”) was established for the purpose of furthering the growth and success of the Company by enabling directors, officers, employees, and consultants to acquire shares of common stock of the Company. The Plan provides for the Company to grant incentive stock options or nonqualified stock options, restricted stock awards, and other stock-based awards.

The maximum number of shares authorized for issuance under the Plan is 5,050,895. The number of shares of common stock reserved for issuance under the Plan at any time is the maximum number of shares which may be purchased pursuant to outstanding options at that specific point in time. Shares that are expired, terminated, surrendered or canceled without having been fully exercised will be available for future awards. As of December 31, 2025, 743,113 shares were available for future grants under the Plan.

The Company typically grants stock options to employees and non-employees at exercise prices deemed by the Board to be equal to the fair value of the common stock at the time of grant. For accounting purposes, a retrospective fair value assessment of the common stock was performed for stock option grants to determine the fair value of the Company’s common stock and to calculate stock-based compensation expense. The reassessed values were based, in part, upon third-party valuations of our common stock prepared as of each grant date on a retrospective basis.

Stock Options

The stock options vest in accordance with specific option agreements and have a ten-year contractual term

The following table is a summary of activity for stock options for the year ended December 31, 2025 (in thousands, except share and per share amounts):

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value
Outstanding as of January 1, 2025	1,617,266	$1.10	6.21	$1,539
Granted	1,949,286	1.70
Exercised	(93,455)	0.95
Forfeited	(165,248)	1.28
Outstanding as of December 31, 2025	3,307,849	$1.45	6.16	$37,188
Unvested as of December 31, 2025	1,489,339	$1.71	7.09	$16,347
Exercisable or vested as of December 31, 2025	1,818,510	$1.23	5.39	$20,841

SEEQC, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

10. Stock-Based Compensation (cont.)

The aggregate intrinsic value represents the difference between the fair value of the Company’s common stock at the end of the year and the exercise price, multiplied by the quantity of the options.

The weighted average grant date fair value of options granted for the year ended December 31, 2025 was $2.85. Included within the total stock options outstanding as of December 31, 2025 are 828,750 stock options to purchase common stock which have performance-based vesting criteria and were granted to certain officers of the Company during 2025 (the “2025 Performance Options”). The 2025 Performance Options will vest in full upon either a change of control event, as defined within the Plan, or in the event of a transaction or series of transaction in which the Company completes a significant combination, acquisition or merger.

Total compensation cost not yet recognized related to unvested stock options was $4.0 million as of December 31, 2025, of which $1.8 million is related to service based awards and is expected to be recognized over a weighted average period of 2.18 years and $2.3 million is related to the performance based awards which will not be recognized until either a change of control event or a transaction or series of transaction in which the Company completes a significant combination, acquisition or merger occurs.

The Company estimates the fair value of stock options on the date of grant using the Black-Scholes option-pricing model. The assumptions used to estimate the fair value of stock options granted under the Plan for the periods below are as follows:

	Year Ended December 31,
	2025	2024
Weighted average expected volatility	72.86%	43.47%
Weighted average expected term in years	4.23	5.62
Risk-free interest rate	3.91 – 4.36%	4.29% – 4.30%
Expected dividend yield	0%	0%
Fair value of common stock	$3.83	$2.05

Restricted Common Stock Awards

The Company has granted restricted common stock awards with service and performance based vesting conditions to employees of the Company. Unvested shares of restricted common stock may not be sold or transferred by the holder, except for transfers for estate planning purposes in which the transferee agrees to remain bound by all restrictions set forth in the original common stock purchase agreement. These restrictions lapse over the vesting term of each award.

On October 28, 2020, two of the Company’s Founders purchased 485,527 shares of the Company’s common stock at a purchase price of $1.45 per share, under the terms of a restricted stock award granted under the 2019 Plan (the “Founders Awards”). The Founders Awards are to vest in equal monthly installments over four years. In exchange for the shares, the Company received two partial-recourse promissory notes (the “Partial Recourse Notes”) from the Founders, whereby 50% of the unpaid principal balance and accrued interest is collateralized by the Founders’ personal assets with the remaining half of the unpaid principal balance and accrued interest being collateralized by the underlying shares. The Partial Recourse Notes had a total principal amount of $0.7 million, equivalent to the fair value of the awards issued, with an annual interest rate of 0.38%.

The Company has accounted for the Partial Recourse Notes as non-recourse in their entirety. As such, the Partial Recourse Notes received by the Company as consideration for the issuance of the Founders Awards have been considered a stock option for accounting purposes, as the substance is similar to the grant of an option until the note is settled. The fair value of the Founder Awards issued in exchange for the Partial Recourse Notes was estimated on the grant date using the Black-Scholes option pricing model. The exercise price is the principal due on the Partial Recourse Note. The fair value of the award was determined to be $0.88 per share and is recognized over the requisite service period, which represents the vesting period.

SEEQC, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

10. Stock-Based Compensation (cont.)

The Company recognized $0.1 million of stock-based compensation expense related to the Founders Awards for the year ended December 31, 2024. As of December 31, 2024, the Founders Awards have fully vested and there is no remaining stock-based compensation to recognize as of December 31, 2024.

In October 2025, the Company granted 329,104 restricted common stock awards to an employee of which 164,552 shares are subject to service based vesting over four years and 164,552 are subject to vesting based on certain performance criteria. Of the 164,552 performance based restricted stock awards, 25% are subject to vesting upon execution of two new commercial contracts and the remaining 75% are subject to vesting upon the completion of certain liquidity events. As of December 31, 2025 none of the performance criteria related to the awards have been achieved or are deemed probable of being achieved, and as such no stock-based compensation expense has been recorded associated with the performance awards. During the year ended December 31, 2025 the Company recognized $0.1 million of stock based compensation expense associated with the service based portion of the award.

A summary of the activity of the restricted common stock under the Plan during the year ended December 31, 2025 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested as of January 1, 2025	—	$—
Granted	329,104	10.60
Vested	—	—
Unvested as of December 31, 2025	329,104	$10.60

Stock-based compensation expense for the years ended December 31, 2025 and 2024, respectively, consisted of the following (in thousands):

	Year Ended December 31,
	2025	2024
Research and development	$1,416	$224
Selling, general, and administrative	525	159
Total stock-based compensation expense	$1,941	$383

11. Leases

The Company leases facilities for its fab, lab and office space, and equipment under its various lease agreements.

The Company’s leases include fixed lease payments which may include escalation terms based on a fixed percentage or may vary based on an inflation index or other market adjustments. Escalations resulting from changes in inflation indices and market adjustments, as well as other lease costs that depend on the use of the underlying asset, are not considered lease payments when calculating the lease liability or ROU asset. Instead, such payments are accounted for as variable lease cost when the condition that triggers the variable payment becomes probable. Variable lease cost includes contingent rent payments for office space based on the percentage occupied by the Company in addition to common area charges and other charges that are variable in nature.

SEEQC, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

11. Leases (cont.)

Summary of Lease Cost

The components of lease cost under ASC 842 are as follows for the below periods (in thousands):

	Year Ended December 31,
	2025	2024
Finance lease cost:
Amortization of finance lease right-of-use asset	$211	$221
Interest on finance lease liabilities	114	149
Operating lease costs:
Lease cost	310	192
Variable lease cost	174	167
Total lease cost	809	$729

Supplemental disclosure of cash flow information related to leases are as follows for the below periods (in thousands):

	Year Ended December 31,
	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$139	$191
Operating cash flows from finance leases	$114	$149
Financing cash flows from finance leases	$653	$471

The weighted-average remaining lease term and discount rate were as follows for the below periods:

	Year Ended December 31,
	2025	2024
Weighted-average remaining lease term
Finance leases	2.2 years	2.6 years
Operating leases	10.2 years	1.0 years
Weighted-average discount rate
Finance leases	12.5%	11.9%
Operating leases	15.3%	11.6%

The following table summarizes the minimum lease payments of the Company’s operating and finance lease liabilities as of December 31, 2025 (in thousands):

	Operating	Finance
2026	$236	$293
2027	369	381
2028	380	152
2029	391	—
2030	403	—
Thereafter	2,359	—
Total future minimum lease payments	$4,138	$826
Less: tenant improvement allowance	(389)	—
Less: imputed interest	(2,170)	(114)
Present value of lease liability	1,579	712

Current portion of lease liability	$24	$223
Non-current portion of lease liability	$1,555	$489

SEEQC, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

11. Leases (cont.)

In December 2024, the Company executed a 3-year lease of equipment expecting to commence in 2026 with expected future payments of approximately $1.3 million.

12. Income Taxes

The components of loss before income tax expense for the reporting period was as follows (in thousands):

	Year Ended December 31,
	2025	2024
Domestic	(11,348)	$(8,229)
Foreign	(814)	(1,775)
Loss before income tax expense	(12,162)	$(10,004)

The Company recognized income tax expense for the years ended December 31, 2025 and 2024 as follows (in thousands):

	Year Ended December 31,
	2025	2024
Current expense:
Foreign	$72	$43
Total current expense:	72	43

Deferred (benefit) expense:
Foreign	(35)	18
Total deferred (benefit) expense:	(35)	18
Total income tax expense:	$37	$61

A reconciliation of the Company’s statutory income tax rate to the Company’s effective income tax rate for the reporting periods below is as follows:

	Year Ended December 31,
	2025		2024
	Amount	Percent	Amount	Percent
US federal statutory tax rate	$(2,554)	21.0%	$(2,101)	21.0%
State and local income taxes, net of federal income tax effect	—	—%	—	—%
Foreign tax effects:
Italy:
Imputed income	76	(0.6)%	117	(1.0)%
Other	(19)	0.2%	(29)	0.2%
Other foreign jurisdictions	(22)	0.2%	(55)	0.5%
Effect of changes in tax laws or rates	—	—%	—	—%
Effect of cross-border tax laws:
Net CFC tested income:	—	—%	—	—%
Tax Credits	—	—%	—	—%
Change in valuation allowance	2,163	(17.8)%	1,359	(11.2)%
Nontaxable or nondeductible items:
Change in fair value of convertible notes	—	—%	314	(2.6)%
Other	220	(1.8)%	56	(0.5)%
Changes in unrecognized tax benefits	173	(1.4)%	400	(3.3)%
Other Adjustments	—	—%	—	—%
Effective tax rate	$37	(0.3)%	$61	(0.6)%

SEEQC, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

12. Income Taxes (cont.)

The Company’s effective tax rate includes the effects of state and local income taxes, net of the federal income tax benefit, which are primarily attributable to New York, where the Company has significant business activities. This state has a higher effective tax rate compared to other jurisdictions where the Company operates.

The components of deferred tax assets (liabilities) for the reporting periods below is as follows (in thousands):

	Year Ended December 31,
	2025	2024
Deferred tax assets:
Net operating loss carryforwards	$7,989	$5,750
Lease liabilities	568	369
Sec. 174 R&D	1,914	2,356
Other	390	144
Total deferred tax assets	10,861	8,619
Valuation allowance	(10,062)	(7,793)
Net deferred tax assets	799	826
Deferred tax liabilities:
Fixed assets	(293)	(477)
Right-of-use assets	(598)	(470)
Net deferred tax liabilities	(891)	(947)
Net deferred tax assets (liabilities)	$(92)	$(121)

As of December 31, 2025 and 2024, the Company had $30.4 million and $21.2 million of U.S. federal net operating loss carryforwards respectively, which has an unlimited carryforward period for the entire balance. As of December 31, 2025 and 2024, the Company had $23.0 million and $19.2 million of state net operating loss carryforwards respectively, which begins to expire in 2039.

As of December 31, 2025, the Company had $5.1 million of foreign net operating loss carryforwards, which is comprised of $5.0 million in the United Kingdom and less than $0.1 million in Italy. The net operating loss carryforwards in both the United Kingdom and Italy have an unlimited carried forward period. As of December 31, 2024, the Company had $4.3 million of foreign net operating loss carryforwards, which is comprised of $4.2 million in the United Kingdom and less than $0.1 million in Italy. The net operating loss carryforwards in both the United Kingdom and Italy have an unlimited carried forward period.

The future realization of the tax benefits from existing temporary differences and tax attributes ultimately depends on the existence of sufficient taxable income. The Company assesses the realizability of its deferred tax assets at each balance sheet date. In assessing the realization of its deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company considers the projected future taxable income, expected reversal of existing deferred tax liabilities, and tax planning strategies in making this assessment. After consideration of all available evidence, both positive and negative, the Company determined that it is not more likely than not that its net deferred tax assets will be realized in the foreseeable future. As a result, the Company increased its valuation allowance by $2.3 million and $1.8 million as of December 31, 2025 and 2024, respectively.

The Company’s valuation allowance for the years ended December 31, 2025 and 2024 is as follows (in thousands):

	Year Ended December 31,
	2025	2024
Valuation allowance at beginning of year	$7,793	$5,980
Increases recorded to income tax provision	2,269	1,813
Valuation allowance at end of year	$10,062	$7,793

SEEQC, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

12. Income Taxes (cont.)

The Company does not provide for U.S. Federal, state, and applicable foreign income and withholding taxes on the financial reporting basis over the tax basis of its foreign subsidiary investments because the Company has the intentions and ability to indefinitely reinvest any potential undistributed earnings of its foreign subsidiaries. As a result, deferred taxes have not been recorded for the outside basis differences in its foreign subsidiaries as of December 31, 2025 and 2024 to the extent such differences are expected to result in future taxable income upon repatriation. The Company reviews its ability and intentions to indefinitely reinvest its potential foreign earnings at each balance sheet. At this time, determination of the unrecognized deferred tax liabilities for temporary differences related to the Company’s investment in non-US subsidiaries is not practicable.

The future realization of the Company’s net operating loss carryforwards and other tax attributes may also be limited by the change in ownership rules under the U.S. Internal Revenue Code Section 382. Under Section 382, if a corporation undergoes an ownership change (as defined), the corporation’s ability to utilize its net operating loss carryforwards and other tax attributes to offset income may be limited. Although the Company has not completed a study to assess whether an ownership change has occurred or whether there have been multiple ownership changes, it will do so once it reaches profitability.

The Tax Cuts and Jobs Act (“TCJA”) requires taxpayers to capitalize and amortize research and development (“R&D”) expenditures under section 174 for tax years beginning after December 31, 2021. This rule became effective for the Company during 2022. These costs were required to be amortized for tax purposes over 5 years for R&D performed in the U.S. and over 15 years for R&D performed outside of U.S.

The One Big Beautiful Bill Act (“OBBBA”) was passed and became effective for the Company during 2025. The legislation includes, among other provisions, permanent full expensing for certain business assets, changes to the interest deduction limitation under Section 163(j), amendments to international tax provisions including the global intangible low-taxed income (“GILTI”) and foreign-derived intangible income (“FDII”) regimes, the permanent extension of the controlled foreign corporation (“CFC”) look-through rule, as well as modifications to the treatment of research and development expenditures mentioned above.

Congress modified the treatment for research and development expenditures by adding new Section 174A, which applies for tax years beginning after December 31, 2024. Section 174A permits the immediate deduction of domestic R&D expenditures or, at the taxpayer’s election, capitalization and amortization over a period of at least five years beginning when the related benefits are first realized. Foreign R&D expenditures continue to be capitalized and amortized over 15 years. Transition provisions allow taxpayers either to continue amortizing amounts capitalized under the TCJA rules or to deduct remaining unamortized domestic R&D expenditures in the first tax year beginning after December 31, 2024. The Company has elected to continue amortizing previously capitalized domestic R&D expenditures over the remaining amortization period permitted under OBBBA. As of December 31, 2025 and 2024, the Company had $7.9 million and $8.5 million of net capitalized R&D expenditures respectively, that begins to be fully amortized in 2027.

The calculation and assessment of the Company’s income tax exposures generally involves the uncertainties in the application of complex tax laws and regulations for federal, state, and foreign jurisdictions. A tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon local tax examination including resolutions of any related appeals or litigation on the basis of the technical merits.

The Company’s major jurisdictions where it files income tax returns and therefore subject to tax examinations by local tax authorities are in the US and UK. The Company is not currently under examination for income taxes, and is not aware of any issues under review that could result in significant payments, accruals or material deviation from its tax positions. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by local tax authorities to the extent utilized in a future period. The statute of limitations for the Company have generally expired for tax years prior to 2019.

SEEQC, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

12. Income Taxes (cont.)

As of December 31, 2025, the Company recorded unrecognized tax benefits of $1.4 million, which if recognized would impact the effective tax rate by $0.1 million. As of December 31, 2024, the Company recorded unrecognized tax benefits of $1.1 million, which if recognized would impact the effective tax rate by less than $0.1 million. As of December 31, 2025 and 2024, the Company has not recorded any interest and penalties. The Company’s policy is to recognize interest and penalties related to uncertain tax positions in the provision for income taxes.

The following table summarizes the activity related to the Company’s total unrecognized tax benefits (in thousands):

	Year Ended December 31,
	2025	2024
Unrecognized tax benefits, beginning of period	$1,101	$707
Increases for current year tax positions	183	394
Foreign exchange impact	80	—
Unrecognized tax benefits, end of period	$1,364	$1,101

13. Net Loss per Share

The following table sets forth the computation of net loss per common share (in thousands except share and per share amounts):

	Year ended December 31
	2025	2024
Net loss per share
Numerator
Net loss	$(12,199)	$(10,065)
Numerator for basic and diluted net loss per share	$(12,199)	$(10,065)

Denominator
Weighted average common shares outstanding	10,638,595	10,575,252
Denominator for basic and diluted loss per share	10,638,595	10,575,252

Net loss per share
Basic and diluted	$(1.15)	$(0.95)

The Company’s convertible preferred stock are participating securities, which requires the application of the two-class method to calculate basic and diluted earnings per share. The two-class method does not apply during periods of net loss since preferred stockholders are not contractually obligated to share in net losses of the Company. Accordingly, no allocation of net loss was made to preferred stockholders during the years ended December 31, 2025 and 2024.

The Company’s potentially dilutive securities, which include convertible preferred stock and stock options to purchase common stock, have been excluded from the computations of diluted net loss per share as the effect would be antidilutive. Therefore, the weighted average number of common shares outstanding used to calculate both basic

SEEQC, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

13. Net Loss per Share (cont.)

and diluted net loss per share is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share for the periods indicated because including them would have had an anti-dilutive effect:

	Year ended December 31,
	2025	2024
Series Seed-1 (as converted to common stock)	1,536,006	1,536,006
Series Seed-2 (as converted to common stock)	1,099,412	1,099,412
Series A-1 (as converted to common stock)	1,059,058	1,059,058
Series A (as converted to common stock)	2,652,734	2,652,734
Series SA-2 (as converted to common stock)	1,745,625	1,745,625
Series A-2 (as converted to common stock)	3,184,572	1,773,460
Series X (as converted to common stock)	769,114	—
Stock options to purchase common stock	3,307,849	1,617,266
Unvested restricted common stock	329,104	—
	15,683,474	11,483,561

14. 401K Plan

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code for its employees (the “401k Plan”). Participants can make voluntary contributions subject to certain Internal Revenue Code limitations. The Company matches 100% of each employee’s contributions up to 4% of an individual’s compensation or the limits set by the Internal Revenue Service. The Company’s contributions to the 401k Plan were $0.2 million for each of the years ended December 31, 2025 and 2024, which is allocated and recognized within cost of revenue, research and development and selling, general and administrative of the consolidated statements of operations and comprehensive loss.

15. Related-Party Transactions

Partial Recourse Notes from the Founders

On October 28, 2020, the Company entered into the Partial Recourse Notes with two of the Company’s Founders for an amount of $0.7, million, which was used to allow the Founders to purchase 485,527 shares of common stock granted in the form of a restricted stock award under the 2019 Plan. The Partial Recourse Notes have a stated interest rate of 0.38%, which is compounded annually, and matures upon the earlier of (i) the ninth anniversary from the date of the Partial Recourse Notes; (ii) a continuation of default for more than thirty days; (iii) the sale, transfer, or disposition of the shares; and (iv) a change in control of the Company. Further, the principal and accrued but unpaid interest of the Promissory Note is to be repaid prior to the Company becoming an issuer within the meaning of the Sarbanes-Oxley Act of 2022. As of December 31, 2025, the entire amount of the Partial Recourse Notes remained outstanding. See Note 10.

16. Commitments and Contingencies

Leases

The Company’s non-cancellable lease commitments are described in Note 11.

Legal Proceedings

The Company may, from time to time, become involved in ordinary and routine litigation incidental to its business. Management presently believes that the ultimate outcome of these proceedings, individually or in the aggregate, will not have a material effect on the Company’s consolidated financial position, results of operations

SEEQC, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

16. Commitments and Contingencies (cont.)

or cash flows. Nevertheless, litigation is subject to inherent uncertainties, and unfavorable rulings could occur. An unfavorable ruling could include money damages and, in such event, could result in a material impact on the Company’s consolidated financial position, results of operations or cash flows for the period in which the ruling occurs. The Company is not currently aware of any indemnification or other claims and has not accrued any liabilities related to such obligations in the consolidated financial statements as of December 31, 2025 and 2024.

Indemnification agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and executive officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company is not aware of any indemnification arrangements that could have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its consolidated financial statements as of December 31, 2025 and 2024.

17. Segment Reporting

The Company operates and tracks its results in one reportable segment. The Company’s CODM is its Chief Executive Officer. The CODM utilizes financial information presented on a consolidated basis to assess performance and to make key operating decisions such as the determination of resource allocations. The CODM also utilizes the Company’s consolidated long-range plan, which includes product development roadmaps and long-range consolidated financial models, as a key input to resource allocation, and monitors budget versus actual results using consolidated operating income (loss) from operations. The CODM reviews consolidated measures of financial results with total income (loss) from operations as the primary measure of segment performance. The CODM does not review any measures of financial results beyond what is presented in the accompanying consolidated statements of operations and comprehensive loss.

Significant expenses within income (loss) from operations include cost of revenue, research and development, and selling, general and administrative expenses, which are each separately presented on the Company’s consolidated statements of operations. The Company’s long-lived assets consist primarily of property, plant and equipment, net and right-of-use assets.

The Company’s geographic information of revenue and long-lived assets is as follows:

	Year ended December 31,
	2025		2024
	Revenue	Long-Lived Assets	Revenue	Long-Lived Assets
United States	$3,821	$5,583	$800	$3,482
United Kingdom	2,009	367	2,036	523
Italy	—	531	—	446
Total	$5,830	$6,481	$2,836	$4,451

SEEQC, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

18. Subsequent Events

The Company has evaluated subsequent events through March 2, 2026, the date these audited consolidated financial statements were available to be issued.

In January 2026, the Company issued and sold an additional 10,126 shares of its Series X preferred stock, at a price of $24.6883 per share, to a new investor for gross proceeds of $0.3 million with terms consistent with the Series X Preferred Stock issued in 2025.

On January 16, 2026, the Company, Merger Sub, and Allegro entered into the Merger Agreement, pursuant to which, Allegro will merge with and into Merger Sub, with Allegro surviving the merger (the “Merger”). As a result of the Merger, Allegro will become a direct, wholly-owned subsidiary of SEEQC and the security holders of Allegro will become security holders of SEEQC. See Note 1.

             Shares

SeeQC, Inc.

Common Stock

Joint Bookrunning Managers

Cantor	BTIG

Through and including            , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the U.S. Securities and Exchange Commission (“SEC”), registration fee and the Financial Industry Regulatory Authority, Inc., (“FINRA”), filing fee.

SEC registration fee	$	*
FINRA filing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Transfer agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous expenses		*
Total	$	*

____________

*        To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

As permitted by Sections 102 and 145 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and amended and restated bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•        any breach of the director’s duty of loyalty to us or our stockholders;

•        any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•        any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•        any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:

•        we may indemnify our directors, officers, employees and other agents to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•        we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•        the rights provided in our bylaws are not exclusive.

Our amended and restated certificate of incorporation and our bylaws, as amended, provide for the indemnification provisions described above and elsewhere herein. We have entered or will enter into, and intend to continue to enter into, separate indemnification agreements with our directors and officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended (the “Securities Act”).

We have purchased and currently intend to maintain insurance on behalf of each and every person who is one of our directors or officers, within the limits and subject to the terms and conditions thereof, against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The form of underwriting agreement to be entered into in connection with this offering provides for indemnification by the underwriters of us and our officers and directors who sign this registration statement for specified liabilities, including matters arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of our common stock, promissory notes, options and warrants to purchase shares of a common stock issued by us since April 1, 2023 that were not registered under the Securities Act. Also included is the consideration, if any, received by us, for such securities and options and information relating to the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

(1)    In September 2024, we issued a convertible notes to various investors with an aggregate principal amount of $1,150,000.00. The convertible notes were exchanged for shares of our Series A-2 Preferred Stock as described below.

(2)    Between November 2024 and April 2025, we issued 3,184,572 shares of our Series A-2 Preferred Stock to various investors, of which 3,021,215 shares were issued for an aggregate purchase amount of $21,410,142.25 and 163,357 shares were issued in exchange for the cancellation of convertible notes. In November 2024, we issued 1,745,625 shares of our Series SA-2 Preferred Stock to various investors in exchange for the cancellation of convertible notes.

(3)    Between November 2025 and January 2026, we issued 779,240 shares of our Series X Preferred Stock to various investors or an aggregate purchase amount of $19,238,110.94.

(4)    We granted under the 2019 Plan (i) stock options to purchase an aggregate of 2,241,524 shares of our common stock at a weighted-average exercise price of $1.60 per share, (ii) restricted stock grants of 329,104 shares of the Registrant’s common stock and (iii) restricted stock unit awards to purchase an aggregate of 392,488 shares of the Registrant’s common stock to certain of its employees, directors and consultants in connection with services provided to the Registrant by such persons. The Registrant has issued an aggregate of 97,064 shares of its common stock upon exercise of stock options for an aggregate consideration of $93,204.52.

The offers and sales of the securities described in paragraph (1), (2), and (3) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) thereof, including Rule 506(b) of Regulation D promulgated thereunder, as transactions by an issuer not involving any public offering. No general solicitation or advertising was involved in the foregoing sales of securities, and all purchasers represented to the Registrant that they were accredited investors, were acquiring the securities for investment and not distribution, and understood the securities are deemed restricted securities for the purposes of the Securities Act.

The offers and sales of the securities described in paragraph (4) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 and Section 4(a)(2) thereof as transactions pursuant to compensatory benefit plans and contracts and transactions by an issuer not involving any public offering. The recipients of such securities were the our employees, directors or bona fide consultants, received the securities under our 2019 Stock Plan, as amended, had adequate access to information through their relationships with us, and understood the securities are deemed restricted securities for the purposes of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
2.1	Agreement and Plan of Merger, dated as of January 16, 2026, by and among SEEQC, Merger Sub and Allegro
3.1	Amended and Restated Certificate of Incorporation, as amended, as currently in effect
3.2*	Form of Amended and Restated Certificate of Incorporation to become effective immediately prior to the completion of the offering
3.3	Amended and Restated Bylaws, as amended, as currently in effect
3.4*	Form of Amended and Restated Bylaws to become effective upon the completion of the offering
4.1	Form of Subscription Agreement
5.1*	Opinion of DLA Piper LLP (US)
10.1	Form of Stockholder Support Agreement, dated as of January 16, 2026, by and among SEEQC, Allegro and the SEEQC Stockholders party thereto
10.2*	Form of Registration Rights Agreement, by and among SEEQC and the SEEQC stockholders and Allegro stockholders party thereto
10.3*+	Form of Indemnification Agreement by and between SEEQC and its directors and officers
10.4+	SeeQC, Inc. 2019 Stock Plan, as amended, and forms of award agreement thereunder
10.5*+	SeeQC, Inc. 2026 Equity Incentive Plan and forms of award agreement thereunder
10.6*+	SeeQC, Inc. 2026 Employee Stock Purchase Plan
10.7*+	Non-Employee Director Compensation Policy
10.8*	Form of Employment Agreement by and between SEEQC and John Levy
10.9	Employment Agreement, dated as of October 2025, by and between SEEQC and Raja Bal
10.10*	Form of Amended and Restated Employment Agreement by and between SEEQC and Raja Bal
10.11*	Form of Employment Agreement by and between SEEQC and Shu-Jen Han
23.1*	Consent of Independent Registered Public Accounting Firm
23.2*	Consent of DLA Piper LLP (US) (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page of this registration statement)
99.1	Consent of Eric Rosenfeld to be named as a director
107*	Filing Fee Disclosure and Payment Methods

____________

*        To be filed by amendment.

+        Indicates management contract or compensatory plan.

†        Schedules to this exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.

(b) Financial statement schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(a)     For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of            , on            , 2026.

SeeQC, Inc.
By:
John Levy
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John Levy and Raja Bal and each of them, as his or her true and lawful attorneys-in-fact and agents, and each of them, with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
	Chief Executive Officer and Director	, 2026
John Levy	(Principal Executive Officer)
	Chief Financial Officer	, 2026
Raja Bal	(Principal Financial Officer and Principal Accounting Officer)
	Director	, 2026
Marek Kiisa
	Director	, 2026
	Director	, 2026
	Director	, 2026
	Director	, 2026
	Director	, 2026